NOTICE OF POSTPONED SPECIAL MEETING
OF HOLDERS OF COMMON SHARES AND
OPTIONS TO PURCHASE COMMON SHARES OF

FORDING INC.

IN CONNECTION WITH THE NEW ARRANGEMENT
PROVIDING FOR THE CREATION OF THE

Canadian Coal Trust

TO BE HELD ON FEBRUARY 19, 2003

-and-

THIRD SUPPLEMENT TO THE
MANAGEMENT INFORMATION CIRCULAR
FOR THE SPECIAL MEETING

January 27, 2003

NOTICE OF THE POSTPONED SPECIAL MEETING
THIRD SUPPLEMENT TO THE INFORMATION CIRCULAR
INFORMATION FOR UNITED STATES SECURITYHOLDERS
SUMMARY
GLOSSARY OF TERMS
THE NEW ARRANGEMENT
Background
Structure
Effect on Shareholders
Effect on Fund, New Fording and Partnership
RECOMMENDATION OF THE BOARD OF DIRECTORS
REASONS FOR RECOMMENDATION
FAIRNESS OPINION
SOLICITATION OF PROXIES AND VOTING AT THE MEETING
Revised Record Date and Voting
Solicitation of Proxies
Appointment of Proxyholder
Revocability of Proxies
Voting of Proxies
Timing
DISSENTING SHAREHOLDER RIGHTS
CASH OPTION/UNIT OPTION ELECTION PROCEDURE
Distribution of Unit Certificates and Cash
DISTRIBUTION POLICIES
The Fund and New Fording Distribution Policy
Partnership Distribution Policy
PRO FORMA FINANCIAL INFORMATION AND SENSITIVITY ANALYSIS FOR THE FORDING CANADIAN COAL TRUST
GOVERNANCE OF THE FUND AND NEW FORDING
Governance of the Fund
Exercise of Voting Rights Attached to New Fording Common Shares
Unitholder Dissent Rights
Related Party Transaction Approvals
Governance of New Fording
Administration Agreement
Services to Industrial Minerals
Compensation Plans
Biographies
PROCEDURES FOR THE NEW ARRANGEMENT BECOMING EFFECTIVE
Steps of New Arrangement
Conditions to the New Arrangement
FORDING COAL PARTNERSHIP
General
Management of the Partnership
Matters Requiring Special Resolution of Partners
Distribution Entitlements
Distributions
Allocation of Net Income and Losses
Other Activities
Unlimited Liability of Partners
Reporting
Sale/Assignment of Partnership Interest
Non-Competition Agreement
NEW FORDING CREDIT FACILITIES
OTHER INFORMATION REGARDING THE NEW ARRANGEMENT
Treatment of Optionholders
Treatment of Small Non-Board Lot Holders
INFORMATION REGARDING THE TECK CONTRIBUTED ASSETS
INFORMATION REGARDING THE LUSCAR CONTRIBUTED ASSETS
NEW COMBINATION AGREEMENT
New Combination Agreement
Westshore Terminal Agreement
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Tax Considerations of the New Arrangement
Tax Considerations of Holding Units
Status of the Fund
Taxation of the Fund
Taxation of Unitholders Resident in Canada
Taxation of Unitholders Not Resident in Canada
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The New Arrangement
Ownership and Disposition of Units
FOREIGN TAX CONSIDERATIONS
RISK FACTORS
RECENT DEVELOPMENTS
VOTING SHARES AND PRINCIPAL HOLDERS
PRICE RANGE AND TRADING VOLUME OF COMMON SHARES
DOCUMENTS INCORPORATED BY REFERENCE
AUDITORS, TRANSFER AGENT AND REGISTRAR
EXPENSES OF THE NEW ARRANGEMENT
LEGAL MATTERS
INFORMATION AGENT
FORWARD LOOKING STATEMENTS
SUPPLEMENTAL EARNINGS MEASURE
CURRENCY EXCHANGE RATES
OTHER BUSINESS
APPROVAL OF DIRECTORS
APPENDIX A -- AMENDED ARRANGEMENT RESOLUTION
APPENDIX B -- NEW PLAN OF ARRANGEMENT
SCHEDULE “A” TO THE NEW PLAN OF ARRANGEMENT FORDING CANADIAN COAL TRUST EXCHANGE OPTION PLAN
EXHIBIT A TO THE EXCHANGE OPTION PLAN NOTICE OF EXERCISE FORDING CANADIAN COAL TRUST EXCHANGE OPTION PLAN
EXHIBIT B TO THE EXCHANGE OPTION PLAN FORM OF OPTION AGREEMENT FORDING CANADIAN COAL TRUST EXCHANGE OPTION PLAN OPTION AGREEMENT
EXHIBIT C TO THE EXCHANGE OPTION PLAN CASHLESS EXERCISE INSTRUCTION FORM
SCHEDULE “B” TO THE NEW PLAN OF ARRANGEMENT FORDING CANADIAN COAL TRUST NOTE
SCHEDULE “C” TO THE NEW PLAN OF ARRANGEMENT FORDING NEW VOTING SHARES AND NEW NON-VOTING SHARES
SCHEDULE “D” TO THE NEW PLAN OF ARRANGEMENT 4123212 CANADA LTD. COMMON SHARES
SCHEDULE “E” TO THE NEW PLAN OF ARRANGEMENT 4123212 CANADA LTD. NOMINAL NOTE
SCHEDULE “F” TO THE NEW PLAN OF ARRANGEMENT 4123212 CANADA LTD. PREFERRED SHARES
SCHEDULE “G” TO THE NEW PLAN OF ARRANGEMENT 4123212 CANADA LTD. PROMISSORY NOTE
SCHEDULE “H” TO THE NEW PLAN OF ARRANGEMENT LUSCAR/CONSOL NOTE
SCHEDULE “I” TO THE NEW PLAN OF ARRANGEMENT FORDING COAL PARTNERSHIP PROMISSORY NOTE
APPENDIX C -- RESOLUTION ADOPTING UNITHOLDER RIGHTS PLAN
APPENDIX D -- RESOLUTION APPOINTING AUDITORS OF FUND
APPENDIX E -- INTERIM ORDER, AS AMENDED
APPENDIX F -- NEW COMBINATION AGREEMENT
SCHEDULE 2.1 TO THE NEW COMBINATION AGREEMENT AMENDED PLAN
SCHEDULE 2.3(a) TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.3(c) TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.3(d) TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.3(e) TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.3(n) TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.4A TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.4B TO THE NEW COMBINATION AGREEMENT
SCHEDULE 2.5 TO THE NEW COMBINATION AGREEMENT
SCHEDULE 4.1 TO THE NEW COMBINATION AGREEMENT
APPENDIX G -- FORDING CANADIAN COAL TRUST PRO FORMA FINANCIAL STATEMENTS
APPENDIX H -- LUSCAR MINE AND LINE CREEK MINE FINANCIAL STATEMENTS
APPENDIX I -- FORDING INC. PRAIRIE OPERATIONS FINANCIAL STATEMENTS
APPENDIX J -- FAIRNESS OPINION
Press Release Entitled Notice of Release of
Press Release Entitled Fording Information Supplem
Third Supplement to the Information Circular
Letter to the Shareholders
Proxies

i

NOTICE OF THE POSTPONED SPECIAL MEETING

OF HOLDERS OF COMMON SHARES AND
HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES
TO BE HELD ON FEBRUARY 19, 2003

      NOTICE IS HEREBY GIVEN that, in accordance with the order of the Court of Queen’s Bench of Alberta dated November 20, 2002, as amended on December 23, 2002 and on January 17, 2003 (collectively, the “Interim Orders”), a special meeting (the “Meeting” which term includes any postponement or adjournment thereof) of the holders (“Shareholders”) of common shares (“Common Shares”) and holders (“Optionholders”) of options to acquire Common Shares (“Options”) (collectively referred to as “Securityholders”) of Fording Inc. (the “Corporation”), originally scheduled for December 20, 2002, will be held at The Hyatt Regency, 700 Centre Street SE, Calgary, Alberta T2G 5P6 on February 19, 2003 at 2:00 p.m. (Mountain Standard Time), for the following purposes:

1.	To consider pursuant to the Interim Orders and, if deemed advisable, to pass, with or without variation, an arrangement resolution (the “Amended Arrangement Resolution”) authorizing and approving the arrangement (the “New Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) and certain related transactions, substantially in accordance with the plan of arrangement (the “New Plan of Arrangement”) which forms part of the third supplement dated January 27, 2003 (the “Third Supplement”) to the Notice of Special Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002 (the “Information Circular”), as that New Plan of Arrangement may be modified or amended in accordance with its terms from time to time;

2.	If the Amended Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Unitholder Rights Plan Resolution”) establishing a Unitholder Rights Plan of the Fording Canadian Coal Trust (the “Fund”);

3.	If the Amended Arrangement Resolution is passed, to consider and, if deemed advisable, to pass, with or without variation, a resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as independent auditors of the Fund for the ensuing year and authorizing the trustees of the Fund to fix their remuneration (the “PWC Resolution”); and

4.	To consider such other matters as may properly come before the Meeting.

      The full text of the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution, and the PWC Resolution are attached as Appendices “A”, “C” and “D”, respectively, to the Third Supplement. The only resolution which Optionholders will be asked to consider and vote upon at the Meeting is the Amended Arrangement Resolution.

      The specific details of the matters proposed to be put before the Meeting are set forth in the Third Supplement, which incorporates by reference, among other things, the Information Circular, the first supplement to the Information Circular dated December 8, 2002 (the “First Supplement”) and the second supplement to the Information Circular dated December 30, 2002 (the “Second Supplement”). Securityholders should contact Georgeson Shareholder Communications Canada Inc. (“Georgeson Shareholder”) at the numbers noted below under the heading “Record Date” if they wish to obtain copies of the Information Circular, the First Supplement or the Second Supplement.

Revised Record Date

      In accordance with the Interim Orders, the revised record date for the determination of Securityholders entitled to vote at the Meeting is January 23, 2003. Under the CBCA, only Securityholders whose names have been entered on the registers of the Corporation as of 5:00 p.m. (Mountain Standard Time) on that date are entitled to vote at the Meeting. Securityholders who acquire Common Shares after January 23, 2003 who wish to vote such Common Shares at the Meeting should make arrangements with the selling Securityholder to direct how such Common Shares may be voted at the Meeting. Securityholders who acquire Common Shares after January 23, 2003 should contact Georgeson Shareholder at 1-866-254-7864 (English) or 1-866-258-7293 (French) for information and assistance as to the steps that must be taken to vote such Common Shares at the Meeting.

Voting

      To be represented at the Meeting, a Securityholder must attend in person or be represented by proxy. Securityholders who are unable to attend the Meeting, including any adjournment or any further postponement thereof, in person are requested to date, sign and return the NEW WHITE proxy or voting instructions accompanying this Notice in accordance with the instructions set out below, or such other proper form of proxy properly prepared for use at the Meeting, provided such form of proxy is executed on or after the date of mailing the Third Supplement. Proxies executed on a date prior to the mailing of the Third Supplement will not be voted or counted at the Meeting.

      In order to vote, Securityholders must submit a new proxy or voting instructions in respect of the Amended Arrangement Resolution. All previously delivered proxies or voting instructions submitted in respect of the Arrangement described in the Information Circular, or in respect of the Enhanced Arrangement described in the First Supplement and the Second Supplement are NULL and VOID and will not be valid for voting in respect of the New Arrangement.

     Registered Shareholders and Optionholders

      To be represented at the Meeting, registered Shareholders and Optionholders must either: (a) attend the Meeting in person; or (b) sign, date and return the enclosed NEW WHITE form of proxy, or such other proper form of proxy prepared for use at the Meeting, prior to the deadline on Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time), or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the Meeting:

•	by mail (a pre-paid, pre-addressed return envelope is enclosed), by hand or by courier to the address listed on your form of proxy

•	by fax toll free to 1-866-249-7775 (Canada and U.S.), or direct dial to 416-263-9524 (international)

•	by telephone to:

Registered Shareholders
1-866-207-5352 (toll free, Canada and US)
312-360-5352 (international)

Optionholders
1-888-660-5442 (toll free, Canada and US)
312-360-5442 (international)

(enter the Holder Account Number and Proxy Access Number from your form of proxy)

•	using the Internet at www.computershare.com/ca/proxy (enter the Holder Account Number and Proxy Access Number from your form of proxy).

     Non-Registered Shareholders

      Non-registered Shareholders will receive a voting instruction form, a form of proxy prepared by their broker (or by an agent used by their broker such as IICC or ADP), or a NEW WHITE proxy enclosed with this Third Supplement. Instructions on how to vote by mail, fax, telephone or using the Internet are printed on the form. It is important that the voting instruction form or proxy be returned as directed on the form at least one business day before the proxy cut off time and date, which is 2:00 p.m. (Mountain Standard Time) on February 18, 2003, or such earlier date as is specified in the voting instruction form provided by your broker or their agent.

Dissent Rights

      Pursuant to the Interim Orders, the registered Shareholders entitled to dissent in respect of the New Arrangement and, if the New Arrangement becomes effective, to receive the fair value of their Common Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Orders and the New Plan of Arrangement, are those who are registered Shareholders as of the revised record date of January 23, 2003 and who deliver dissent notices after the mailing of the Third Supplement. Failure to strictly comply with such requirements may result in the loss of such right. This dissent right is further described in the Information Circular and in the Third Supplement.

      DATED at the City of Calgary, in the Province of Alberta, this 27th day of January, 2003.

BY ORDER OF THE BOARD OF DIRECTORS OF FORDING INC.

By:	/s/ RICHARD F. HASKAYNE

Richard F. Haskayne, O.C., F.C.A.

By:	/s/ JAMES G. GARDINER

James G. Gardiner

v

FORDING INC.

THIRD SUPPLEMENT TO THE INFORMATION CIRCULAR

for the Special Meeting of Securityholders to be held on February 19, 2003

INTRODUCTION

      The information contained in this Third Supplement is supplemental to the information contained in the Notice of Special Meeting, Notice of Petition and Information Circular of Fording Inc. dated November 20, 2002 (the “Information Circular”), the supplement to the Information Circular dated December 8, 2002 (the “First Supplement”), and the supplement to the Information Circular dated December 30, 2002 (the “Second Supplement”), and forms part of the Information Circular. The Information Circular, the First Supplement and the Second Supplement (as well as Fording’s continuous public disclosure) may be accessed at www.sedar.com. Portions of this Third Supplement expand upon or supersede information disclosed in the Information Circular, the First Supplement and the Second Supplement. Securityholders should carefully review this Third Supplement in its entirety. To the extent that there is any inconsistency between this Third Supplement and the Information Circular, the First Supplement and the Second Supplement, this Third Supplement shall prevail.

      Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan (“OTPP”) and Sherritt International Corporation (“Sherritt”) have each provided information contained in this Third Supplement concerning themselves, their affiliates and/or their respective businesses. Each of them has represented the accuracy of the information that it has provided to Fording; however, Fording assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Teck, Westshore, Sherritt or OTPP to disclose facts or events which may affect the accuracy of any such information.

      This Third Supplement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Third Supplement nor any distribution of the securities referred to in this Third Supplement will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Third Supplement.

INFORMATION FOR UNITED STATES SECURITYHOLDERS

      The issuance of Units and other securities to Shareholders and any issuance of Exchange Options to Optionholders pursuant to the New Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), in reliance on an exemption from the registration requirements of the 1933 Act. The solicitation of proxies made in connection with this Third Supplement and the Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, this Third Supplement has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. The financial statements of Fording, the Prairie Operations, the Elkview Mine and the Luscar mine and Line Creek mine included or incorporated by reference into this Third Supplement have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. However, the Corporation has provided supplementary data in respect of the Corporation in accordance with United States generally accepted accounting principles, as set forth in the notes to the Corporation’s audited consolidated financial statements incorporated by reference into this Third Supplement. Likewise, unless expressly noted, information concerning the operations of Fording, the Teck Contributed Assets and the Luscar Contributed Assets (as such terms are defined in the Glossary of Terms)

contained or incorporated herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

      The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Corporation, the Fording Canadian Coal Trust (the “Fund”) and the Fording Coal Partnership (the “Partnership”) are or will be organized or settled, as applicable, under the laws of a jurisdiction other than the United States, that most of their respective officers, directors and trustees are residents of countries other than the United States, that certain of the experts named in this Third Supplement are residents of countries other than the United States, and that a majority of the assets of the Corporation, the Fund, the Partnership and such persons are located outside of the United States.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities to be issued pursuant to the New Arrangement or determined if this Third Supplement is truthful or complete. Any representation to the contrary is a criminal offence.

SUMMARY

      The following summarizes certain information contained elsewhere in this Third Supplement, including the appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to herein. Terms with initial capital letters used in this summary are defined in the “Glossary of Terms” which forms part of this Third Supplement.

Purpose of this Third Supplement

      On January 12, 2003, Fording, Teck, Westshore, OTPP and Sherritt entered into the New Combination Agreement providing for the New Arrangement which differs from and amends the Arrangement described in the Information Circular and the Enhanced Arrangement described in the First Supplement and the Second Supplement. This Third Supplement describes the New Arrangement. Approval of the New Arrangement will be considered at the Meeting to be held at 2:00 p.m. (Mountain Standard Time) on February 19, 2003 at The Hyatt Regency, 700 Centre Street SE, Calgary, Alberta T2G 5P6.

Overview of the New Arrangement

      The New Arrangement contemplates that Fording will proceed with a conversion of its business into an income trust as described in the Information Circular. The income trust will be known as the Fording Canadian Coal Trust. The New Arrangement also provides for the creation of the Partnership, the contribution of the Fording Contributed Assets, the Teck Contributed Assets and the Luscar Contributed Assets to the Partnership, the sale by Fording to SCPII (or an affiliated entity of OTPP and Sherritt) of the Prairie Operations and the subscriptions for Units of the Fording Canadian Coal Trust by each of Teck, Westshore, OTPP and Sherritt. Pursuant to the New Combination Agreement, SCAI withdrew the SCAI Offer on January 16, 2003.

      The Partnership will be the world’s second largest producer of metallurgical coal with net annual production capacity in excess of 25 million tonnes.

     Consideration Available to Shareholders

      The New Arrangement provides Shareholders with the option to receive in exchange for their Common Shares:

(a)	Units in the Fording Canadian Coal Trust on the basis of one Unit per Common Share to the Maximum Unit Amount subject to pro ration (approximately 21.4 million Units, in total; or 17.5 million Units, excluding the number of Units allocated to OTPP (which are not subject to pro ration) and assuming no outstanding Options are exercised prior to the Effective Date);

(b)	$35.00 in cash per Common Share to a maximum of $1.05 billion, subject to pro ration; or

(c)	a combination of cash and Units.

      The Cash Option and the Unit Option are subject to pro ration in the event the amount elected exceeds the maximum available under one or the other option. OTPP will receive only Units in all events and is not subject to pro ration. See “Cash Option/Unit Option Election Procedure”.

      If all Shareholders (other than OTPP) elect to receive cash, or if all Shareholders elect to receive Units, then all Shareholders will receive approximately $21.75 in cash and 0.379 of a Unit per Common Share on a fully diluted basis. To the extent that the Optionholders do not exercise their Options prior to the Effective Date so that such Options are rolled over into Exchange Options, the foregoing amounts will change to approximately $22.10 in cash and 0.369 of a Unit per Common Share.

      Unitholders will receive Special Distributions totalling $70 million, payable in two instalments to holders of record at the end of each of the first two quarters of 2003, in addition to the regular distributions of the Fund in respect of those periods. The total amount of the Special Distributions will be approximately $1.48 per Unit.

      The Cash Option and the Special Distributions will be funded through funds provided by Teck ($125 million) to the Fording Coal Partnership, funds provided by Teck ($150 million), Westshore ($150 million), Sherritt ($100 million) and OTPP ($275 million) in connection with their respective subscriptions for Units, together with funds drawn under the New Fording Facilities and funds received by Fording from the transfer of the Prairie Operations.

      The consideration available under the New Arrangement supercedes and replaces entirely the consideration available under the Arrangement described in the Information Circular and the Enhanced Arrangement described in the First Supplement and Second Supplement.

     Fording Canadian Coal Trust

      The Fund will be an open-ended mutual fund trust created pursuant to a Declaration of Trust governed by the laws of the Province of Alberta. The Fund will be established for the purposes, among other things, of holding all of the securities of New Fording. New Fording will initially own 65% of the Partnership and all of Fording’s Industrial Minerals Operations. The Fund will be owned as described under “Structure”.

     Fording Coal Partnership

      The completion of the New Arrangement will result in the creation of the Fording Coal Partnership. The Partnership will own the assets of and will carry on the business currently carried on by Fording, other than the Fording Excluded Assets and will also own and operate the Teck Contributed Assets and the Luscar Contributed Assets.

      Upon completion of the New Arrangement, the Fund, through its wholly-owned subsidiary New Fording, will hold an initial 65% Distribution Entitlement in the Partnership and Teck will hold an initial 35% Distribution Entitlement. Teck will be the managing partner of the Partnership and its Distribution Entitlement can increase to an aggregate 40% interest if certain Partnership Synergies are achieved and/or Elkview Distributable Cash is increased. Neither Teck’s nor New Fording’s interest in the Partnership will be convertible or exchangeable into Units.

     Transfer of Assets to the Fording Coal Partnership

      The New Arrangement provides that the Fording Contributed Assets (including the Luscar Contributed Assets) and the Teck Contributed Assets will be contributed to the Fording Coal Partnership. Luscar and CONSOL will transfer or cause the transfer of the Luscar Contributed Assets, subject to the Luscar Royalty, to Fording or an affiliate of Fording for consideration of 6.4 million Units and an adjustment in respect of working capital (the “Luscar/ CONSOL working capital adjustment”). The Luscar Royalty applies in respect of production of certain properties that are currently non-producing. Teck will contribute the Teck Contributed Assets as well as $125 million to the Partnership in exchange for a 35% Distribution Entitlement in the Partnership. Fording will contribute the Fording Contributed Assets, including the Luscar Contributed Assets, to the Partnership in consideration for a 65% Distribution Entitlement in the Partnership and a payment of $125 million to Fording. The Partnership will also pay to Fording, or its affiliate, an amount equal to the Luscar/ CONSOL working capital adjustment.

     Sale of Prairie Operations

      As part of the New Arrangement, Fording will sell the Prairie Operations to SCPII (or an affiliated entity of OTPP and Sherritt), subject to the Fording Royalty, for a cash payment of $225 million, subject to adjustment for working capital. The Fording Royalty applies in respect to any expansion of production from lands forming part of the Prairie Operations beyond current levels (other than the planned 2005 expansion of the Genesee mine).

     The Other Parties

          Teck

      Teck is a diversified mining company headquartered in Vancouver, British Columbia, with assets of approximately $5 billion. Teck’s shares are listed on the TSX.

          Westshore

      Westshore was created in 1996 and owns Westshore Terminals Ltd., which operates a coal export facility and dry bulk terminal at Port Roberts, British Columbia. Westshore’s trust units are listed on the TSX.

          SCPII

      SCPII is a general partnership formed under the laws of the Province of Ontario the two partners of which are wholly-owned subsidiaries of Sherritt and OTPP as to 50% each.

          Luscar

      Luscar is a corporation headquartered in Edmonton, Alberta, that owns metallurgical and thermal coal assets. It is indirectly wholly-owned by the Luscar Partnership. Luscar owns a 50% interest in the Luscar Contributed Assets through the Luscar/ CONSOL Joint Ventures.

          OTPP

      OTPP is a non-share capital corporation organized under the laws of Ontario that manages assets of approximately $68 billion as of June 30, 2002 on behalf of Ontario’s public elementary and secondary school teachers. It has an indirect 25% interest in the Luscar Contributed Assets through Luscar.

          Sherritt

      Sherritt is a diversified Canadian resource company headquartered in Toronto, Ontario with assets of approximately $2 billion. Sherritt has an indirect 25% interest in the Luscar Contributed Assets through Luscar. Sherritt’s restricted voting shares and 6% convertible debentures trade on the TSX.

          CONSOL

      CONSOL Energy Inc., the parent of CONSOL of Canada Inc. and CONSOL Energy Canada Ltd., is a corporation headquartered in Pittsburgh, Pennsylvania. CONSOL owns a 50% interest in the Luscar Contributed Assets through the Luscar/ CONSOL Joint Ventures. Although it is a participant in certain transactions described in this Third Supplement, CONSOL is not a party of the New Combination Agreement.

Structure

      The following sets forth the organizational structure of the Fund, New Fording and the Partnership, and the interests in the Fund of the current Fording Shareholders, Teck, Westshore, OTPP, Sherritt, Luscar and CONSOL, immediately following the completion of the New Arrangement.

Notes:

(1)	Assuming approximately 51.4 million Common Shares are outstanding (which further assumes the exercise of all outstanding Options), upon completion of the New Arrangement, the Participating Shareholders (including OTPP) will own approximately 21.4 million Units, or approximately 45.4.% of the outstanding Units. Participating Shareholders other than OTPP will hold approximately 18.2 million Units or approximately 38.8% of the outstanding Units (assuming exercise of all Options).
(2)	New Fording is a successor corporation to FCL and Fording.
(3)	New Fording will initially hold a 65% Distribution Entitlement in the Partnership, and Teck (together with its affiliates QCP and TBCI) will initially hold a 35% Distribution Entitlement in the Partnership. Teck’s Distribution Entitlement in the Partnership may be increased to 40% and New Fording’s Distribution Entitlement in the Partnership may be diluted to 60% in the event that Partnership Synergies are achieved and/or Elkview Distributable Cash is increased from the combination of the Teck Contributed Assets and the Fording Contributed Assets (including the Luscar Contributed Assets). See “Fording Coal Partnership — Distribution Entitlements”.
(4)	The Industrial Minerals Operations means those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri.
(5)	In this case, “Luscar” means Luscar and/or affiliated entities of OTPP and Sherritt. Luscar is ultimately owned as to 50% by each of OTPP and Sherritt.
(6)	Includes approximately 3.2 million Units obtained by OTPP in exchange for its existing shareholding in Fording.

The Fund

      Pursuant to the New Arrangement, each of Teck, Westshore, OTPP and Sherritt will subscribe for Units of the Fund. Further, Luscar and CONSOL will receive Units in partial consideration for the transfer of the Luscar Contributed Assets.

      On completion of the New Arrangement, there will be approximately 47.1 million Units outstanding (assuming the exercise of all Options):

•	Teck will hold 4,285,714 Units representing approximately 9.1% of the Units of the Fund;

•	Westshore will hold 4,285,714 Units representing approximately 9.1% of the Units of the Fund;

•	OTPP will hold 11,007,402 Units in the aggregate representing approximately 23.4% of the Units of the Fund (including the 3,150,260 Units (6.7%) that will be issued to OTPP in respect of its existing shareholding in Fording);

•	Sherritt will hold 2,857,142 Units representing approximately 6.1% of the Units of the Fund;

•	Luscar will hold 3,200,000 Units representing approximately 6.8% of the Units of the Fund; and

•	CONSOL will hold 3,200,000 Units representing approximately 6.8% of the Units of the Fund.

      The Shareholders of Fording (other than OTPP) will hold approximately 18.2 million Units representing approximately 38.8% of the Units of the Fund.

Governance of the Fund and New Fording

      The Trustees of the Fund will be elected annually by Unitholders and the directors of New Fording will be elected annually by the Trustees, in accordance with the vote of Unitholders, commencing at the first annual meeting of Unitholders to be held in 2004. A majority of the Trustees of the Fund, and a majority of the members of the board of New Fording, will be independent of each of OTPP, Sherritt, Teck and Westshore.

      Each of Sherritt and OTPP (acting together), Teck and Westshore will enter into a separate Governance Agreement with the Fund, but not with each other, pursuant to which that investor will be entitled to nominate one Trustee of the Fund and one director of New Fording for election by Unitholders, provided that it votes its Units for the nominees as Trustees and directors of New Fording who are determined in accordance with the Governance Agreements, so that a majority of the Trustees and a majority of the directors of New Fording will be independent of Teck, Westshore, OTPP and Sherritt. Pursuant to the Luscar/CONSOL Joint Venture Asset Purchase Agreement, CONSOL will be entitled to nominate one director of New Fording for so long as CONSOL holds at least two million Units. In addition, a nominee of CONSOL will be appointed as one of the initial Trustees of the Fund. The remaining Trustees and directors will be nominated for election by the Governance Committee of the Fund and the Governance Committee of New Fording, respectively.

Recommendations of the Board of Directors and Reasons for the New Arrangement

      The Board of Directors has determined that the New Arrangement is in the best interests of the Corporation and its Securityholders and is fair to the Securityholders and it unanimously recommends that Securityholders vote FOR the New Arrangement.

      The reasons set out in the Information Circular with respect to the benefits derived from converting Fording into an income trust continue to apply in connection with the New Arrangement. However, the Board of Directors is of the view that the New Arrangement will provide further value enhancement for Shareholders for the reasons set forth below:

(a)	The New Arrangement provides $1.05 billion in cash which is available to Shareholders who elect the Cash Option. Shareholders who elect cash will, subject to pro ration, receive $35.00 per Common Share, an amount that without pro ration exceeds the highest historical trading price of the Common Shares. The minimum pro rated cash amount of $21.75 (assuming Shareholders other than OTPP elect to receive the maximum amount of cash available) approaches the trading price of the Common Shares during the period preceding the announcement of the initial SCAI Offer and the announcement of the initial Arrangement.

(b)	The cash per Common Share available to Shareholders (assuming Shareholders other than OTPP elect to receive the maximum amount of cash available) exceeds that offered under the SCAI Offer by at least $1.75 per Common Share and exceeds the cash available under the Enhanced Arrangement (given OTPP’s public statement that it would elect to receive cash under that proposal) by approximately $6 per Common Share.

(c)	Unitholders will receive Special Distributions totalling $70 million, payable in two instalments to holders of record at the end of each of the first two quarters of 2003, in addition to the regular distributions of the Fund. The total amount of the Special Distributions will be approximately $1.48 per Unit.

(d)	The combination of the cash flow, the synergies and the reserves and resources represented by the Fording Contributed Assets (including the Luscar Contributed Assets) and the Teck Contributed Assets will result in stronger per Unit cash flows as compared to the cash flows expected by Fording to have been available under the SCAI Offer.

(e)	The combination of the metallurgical coal businesses of Teck, Fording and the Luscar/ CONSOL Joint Ventures will create an entity capable of net production of 25 million tonnes of coal per annum. This will enable the Partnership to more effectively compete in the seaborne metallurgical coal market. On a combined basis, these businesses sold over 22 million tonnes of coal in 2002 and generated annual combined revenues of approximately one and one-half billion dollars.

(f)	The combination of the coal businesses of Teck, Fording and the Luscar/ CONSOL Joint Ventures is expected to provide greater synergies in operations, marketing and overhead than those available under the SCAI Offer or the Enhanced Arrangement. Based in part upon information supplied to it by Teck and Luscar, Fording estimates these synergies to be not less than $75 million per year when fully realized.

(g)	The opinion of RBC that the consideration under the New Arrangement is fair from a financial point of view to Shareholders. RBC also advised that the consideration under the New Arrangement is superior to both the consideration under the SCAI Offer and the consideration under the Enhanced Arrangement, from a financial perspective.

(h)	The advice of RBC, based on discussions it has had with numerous possible strategic partners and purchasers of Fording, that a higher offer was not available from strategic purchasers as compared to the enhanced value to Shareholders resulting from the conversion of Fording into an income trust and consummation of the New Arrangement.

(i)	The New Arrangement is the seventh value enhancing proposal which has been presented to Securityholders and is the result of a robust competitive bidding process designed to maximize shareholder value. Further, the New Arrangement can be effected on a basis that does not require New Fording to pay a break fee or cause such break fee to effectively increase the indebtedness of New Fording, as would have been the case under the SCAI Offer.

(j)	The New Combination Agreement permits the Board of Directors, in the exercise of its fiduciary duty, to consider Superior Proposals and proceed with a Superior Proposal, subject to the terms and conditions of the New Combination Agreement; and the advice of RBC as to the appropriateness of the Break Fee payable in certain circumstances if the New Combination Agreement is terminated as a result of a Superior Proposal.

(k)	The proposed governance arrangements that result in substantial minority Unitholder protection and majority independent representation at both the Fund and the New Fording levels.

(l)	The stability associated with the long-term port agreement with Westshore to be entered into on completion of the New Arrangement and the enhanced access to the Neptune Terminals.

(m)	The New Arrangement permits the value of the Industrial Minerals Operations, which are to be indirectly wholly-owned by the Fund, to be retained by Unitholders.

(n)	The relative absence of material financing or regulatory uncertainties.

Fairness Opinion

      The Board of Directors asked RBC to address, from a financial point of view, the fairness of the consideration under the New Arrangement to Shareholders. In connection with this mandate, RBC has prepared the Fairness Opinion which states that, in RBC’s opinion, as at the date of such opinion, the consideration under the New Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See “Fairness Opinion”. A copy of the Fairness Opinion appears at Appendix “J”.

Distributions

      As a result of structural differences in respect of the Fund, New Fording and the Partnership, as described in this Third Supplement compared with the Enhanced Arrangement described in the First Supplement, the Available Cash Before Reserve expected to be generated by the Fund has changed. Also, in addition to the anticipated regular quarterly distributions, the Fund will make the Special Distributions of approximately $1.48 per Unit, payable in two instalments, to holders of record at the end of the first two quarters of 2003.

      The distribution for the period ended March 31, 2003 will be based on Available Cash Before Reserve of New Fording during the period from the Effective Date until March 31, 2003, plus $35 million or approximately $0.74 per Unit representing the first instalment of the Special Distributions. Assuming the Effective Date occurs on February 28, 2003, the target distribution for the period from the Effective Date to March 31, 2003 is anticipated to be approximately $1.00 per Unit.

      The estimate for Available Cash Before Reserve for the period April 1 to December 31, 2003 is $3.55 per Unit. In addition, $35 million or approximately $0.74 per Unit, representing the second instalment of the Special Distributions, will be payable along with the regular distribution for the quarter ending June 30, 2003. Accordingly, the target distribution for the period April 1 to December 31, 2003 is approximately $4.29 per Unit. This estimate is based on, among other things, existing coal prices, sales volumes of 18 1/2 million tonnes for the nine months, a Canadian/U.S. dollar exchange rate of 0.65, operating and capital costs based on the existing mine plan of each operation and the realization of $25 million of synergies at the Partnership level. New coal prices are generally established for each Coal Year commencing April 1, based on negotiations among producers and steel companies. These negotiations have not yet been concluded for the upcoming Coal Year. Actual sales volumes and production plans may differ from the mine plans. A comprehensive integration and optimization plan for the Partnership will be prepared. This plan, when completed, may result in certain costs being incurred for rationalization and integration of mine production which are not included in the foregoing estimate of Available Cash Before Reserve.

      Had the Effective Date occurred on January 1, 2003, it is estimated that Available Cash Before Reserve on a pro forma basis for the first quarter of 2003 would be approximately $0.80 per Unit, not including the first instalment of the Special Distribution of $0.74 per Unit. This estimate is principally based upon: (i) projected coal sales volumes of 6 million tonnes in the quarter; (ii) a Canadian/U.S. dollar exchange rate of 0.65; and (iii) existing mine plan costs. The pro forma estimate of $0.80 per Unit is lower than the targeted Available Cash Before Reserve of $1.10 per Unit disclosed in the First Supplement in respect of the first quarter of 2003. The New Arrangement is much different in terms of, among other things, the number of Units outstanding, the level of indebtedness and asset composition. The New Arrangement contemplates the disposition of the Prairie Operations, the acquisition of the Luscar Contributed Assets, the Special Distributions and $1.05 billion being available under the Cash Option. Accordingly, estimates of Available Cash Before Reserve are not directly comparable between the various proposals.

      The estimated Available Cash Before Reserve for the first quarter of 2003 is negatively affected by the minimal levels of cash anticipated to be generated by the Luscar Contributed Assets due to their high cash production costs (Luscar mine — $50 per tonne and Line Creek — $45 per tonne) principally due to high strip ratios. Sherritt and OTPP have advised Fording that they expect that production costs at these mines will improve substantially over the balance of the year. Accordingly, the level of Available Cash Before Reserve is anticipated to improve during the remaining nine months of 2003 to approximately $3.55 per Unit reflecting the improved production costs and the realization of $25 million of synergies.

      Incremental Returns resulting from Partnership Synergies in excess of $25 million up to $75 million annually realized by the Partnership will dilute the Fund’s Distribution Entitlement from 65% to a minimum of 60%. Assuming the full $50 million of additional Partnership Synergies are realized in 2003 and the Fund’s Distribution Entitlement is diluted to 60%, the Partnership Synergies would result in additional Available Cash Before Reserve of approximately $0.25 per Unit.

      Actual distributions by the Fund will be a function of actual Available Cash Before Reserve and the reserves, if any, established by the Partnership and by New Fording. Reserves at the Partnership level require the approval of both Teck and New Fording. It is not currently anticipated that material reserves will be established in 2003. See “Distribution Policies”.

      The estimates of Available Cash Before Reserve and distributions set forth in the preceding paragraphs are based on estimates prepared by Fording, as well as estimates prepared by each of Teck, Sherritt and OTPP. Fording assumes no responsibility for the estimates provided by Teck, Sherritt and OTPP, including any inaccuracy in such estimates, or the resulting impact of any inaccuracies on estimates relating to Available Cash Before Reserve or Distributable Cash. Some of the assumptions used in the preparation of the estimates set forth above may prove to be incorrect and actual results may vary materially from these estimates.

Pro Forma Financial Information and Sensitivity Analysis for the Fording Canadian Coal Trust

      The Unaudited Pro forma Statements of Income and Distributable Cash presented below are derived from and should be read in conjunction with the historical financial statements of Fording incorporated by reference into this Third Supplement, the historical financial statements of the Prairie Operations set out at Appendix “I” of this Third Supplement, the historical financial statements of the Elkview mine set out at Appendix “F” to the First Supplement, the historical financial statements of the Luscar mine and the Line Creek mine set out at Appendix “H” to this Third Supplement and the unaudited pro forma financial statements of the Fording Canadian Coal Trust set out at Appendix “G” to this Third Supplement.

      These unaudited pro forma statements are not necessarily indicative of the results of operations or financial position which would have been achieved had the New Arrangement occurred on January 1, 2001, and may not be indicative of future operating results or the Fund’s financial condition in future periods. See “Factors Influencing Available Cash Before Reserve of the Fund” below for an illustration of the impact of coal sales prices, volumes and foreign exchange forward contracts on the Available Cash Before Reserve.

Fording Canadian Coal Trust

Unaudited Pro forma Consolidated Financial Information

($ millions except per Unit amounts)

	Nine months
	Ended	Year ended
	September 30,	December 31,
	2002	2001

Pro forma Statement of Income
Revenue(1)	$$768.8	$1,065.4
Cost of sales	594.9	835.6
Selling, general and administrative expenses(2)	14.4	16.3
Depreciation and depletion	53.8	64.9
Brooks capital expense	5.1	—
Interest and other expenses	12.8	24.1

Income before income taxes	87.8	124.5
Current mineral taxes	11.7	13.7
Current Canadian and foreign income taxes	(0.4)	12.0
Future income taxes	2.5	(6.5)

Net income	$74.0	$105.3

Pro forma Statement of Distributable Cash
Net income	$74.0	$105.3
Non cash items	63.4	62.4
Capital expenditures, net(3)	(31.5)	(51.5)

Available Cash Before Reserve	$105.9	$116.2
Reserve(5)	—	—

Distributable Cash	$105.9	$116.2

Distributable Cash per Unit(4)(5)	$2.24	$2.41

Notes:

(1)	Gains and losses on foreign exchange forward contracts are used as hedges and are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the contract is settled.

(2)	Including additional selling, general and administrative expenses of $2.0 million per year for Fund related expenses.

(3)	Amounts reflected in these pro forma statements are the Fund’s proportional share of historic capital expenditures, net of proceeds on disposal of fixed assets. The Fund’s proportionate share of Sustaining Capital Expenditures is expected to average approximately $40 million per annum over the next several years.

(4)	Distributable Cash per Unit is calculated assuming a weighted average of 47.3 million Units for the nine month period ended September 30, 2002 and 48.1 million Units for the year ended December 31, 2001.

(5)	For presentation purposes, no reserve has been assumed. Actual distributions will be a function of actual Available Cash Before Reserve and the reserves, if any, established by the Partnership and by New Fording. Reserves at the Partnership level require the approval of both Teck and New Fording. It is not currently anticipated that material reserves will be established in 2003. Distributions in the first two quarters of 2003 will be augmented by the Special Distributions of approximately $0.74 per Unit in each quarter. See “Distribution Policies”.

     Factors Influencing Available Cash Before Reserve of the Fund

      Management of Fording has provided this analysis to assist Securityholders in considering some of the material factors that would have affected the distributions of the Fund and the amount of Available Cash Before Reserve had the Fund been in existence for the year ended December 31, 2001 and the nine months ended September 30, 2002. The following analysis is not a forecast or a projection of future results.

Sensitivity in Changes in Operating Parameters

      The operating results and cash flows of the Partnership and consequently those of the Fund will be sensitive to export coal sales volumes and prices. The following table illustrates the estimated effect on the Fund’s Available Cash Before Reserve, after giving effect to the New Arrangement, for the year ended December 31, 2001 and for the nine months ended September 30, 2002 resulting from hypothetical changes in such volumes and prices at the Partnership level.

	Nine months ended	Year ended
	September 30, 2002	December 31, 2001

	($ millions except per Unit amounts)
Change in export coal sales price of US$1 per tonne
Change in Available Cash Before Reserve	$16	$24
Change in Available Cash Before Reserve per Unit	$0.35	$0.50
Change in export coal sales and production volume of 1 million tonnes at average US$ sales price
Change in Available Cash Before Reserve	$14	$12
Change in Available Cash Before Reserve per Unit	$0.30	$0.25

Foreign Exchange

      Exchange rate movements can have a significant impact on results because a significant portion of Fording’s operating costs are, and the Partnership’s operating costs will be, incurred in Canadian dollars and most of the revenues of the business are earned in U.S. dollars. To manage this exposure, the Corporation has historically entered into foreign exchange forward contracts.

      Gains and losses on foreign exchange forward contracts used as hedges are recognized in income in the period that the hedged exposure is recognized, which is the same period in which they are settled. Foreign exchange losses of $60 million would have been realized at the Partnership level for the year ended December 31, 2001 and $69 million would have been realized at the Partnership level for the nine months ended September 30, 2002.

      The foreign exchange forward contracts for the year ended December 31, 2001 were at an average US$/Cdn$ rate of 0.70 and for the nine months ended September 30, 2002 were at an average US$/Cdn$ rate of 0.69, compared to the actual average foreign exchange rates of 0.65 and 0.64, respectively.

      The following table illustrates the estimated effect on the Fund’s Available Cash Before Reserve, after giving effect to the New Arrangement, for the year ended December 31, 2001 and for the nine months ended September 30, 2002 assuming the foreign exchange forward contracts had not existed.

	Nine months ended	Year ended
	September 30, 2002	December 31, 2001

	($ millions except per Unit amounts)
Impact of removal of foreign exchange hedges
Increase in Available Cash Before Reserve	$43	$37
Increase in Available Cash Before Reserve per Unit	$0.92	$0.78

      The Partnership will assume Fording’s existing foreign exchange forward contract positions. Fording had foreign exchange forward contracts outstanding at December 31, 2002 for the years 2003 to 2006, in the following amounts and rates.

		Average Exchange Rates
	Amount Hedged
Year	(millions of US$)	(Cdn$/US$)	(US$/Cdn$)

2003	$585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

Total	$1,469

      As at January 24, 2003, the Bank of Canada noon exchange rate for Cdn$/US$ was 1.5221 and US$/Cdn$ was 0.6570.

The Meeting

      The Meeting will be held at The Hyatt Regency, 700 Centre Street SE, Calgary, Alberta, T2G 5P6 Calgary, Alberta on February 19, 2003 at 2:00 p.m. (Mountain Standard Time) for the purpose of, among other things, considering and, if deemed advisable, passing, with or without variation:

(a)	the Amended Arrangement Resolution;

(b)	the Unitholder Rights Plan Resolution; and

(c)	the PWC Resolution.

      By approving the Amended Arrangement Resolution, Securityholders will be authorizing the New Arrangement.

      Each of Teck, Westshore, Sherritt, and OTPP, together with their affiliates, has agreed to vote their Common Shares, if any, in support of the Resolutions. OTPP holds 3,150,260 Common Shares representing approximately 6.1% of the total votes eligible to be cast at the Meeting. Each of the members of the Board of Directors has advised Fording that he intends to vote his Fording securities in favour of the Resolutions.

Voting Procedures

      To be represented at the Meeting, Securityholders must either attend the Meeting in person, or date, sign and return the accompanying NEW WHITE proxy, or such other form of proxy properly prepared for use at the Meeting, provided such other form of proxy is executed on or after the date of mailing this Third Supplement. Proxies which were executed on a date prior to the date of mailing of this Third Supplement are no longer valid and will not be voted or counted at the Meeting. Securityholders must submit a new proxy in respect of the Meeting. See “Solicitation of Proxies and Voting at the Meeting”.

Registered Shareholders and Optionholders

      Registered Shareholders and Optionholders can vote by returning a signed proxy by 2:00 p.m. (Mountain Standard Time) on February 18, 2003, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the Meeting:

•	by mail (a pre-paid, pre-addressed return envelope is enclosed), by hand or by courier to the address listed on your form of proxy

•	by fax toll free to 1-866-249-7775 (Canada and U.S.), or direct dial to 416-263-9524 (international)

•	by telephone to:

Registered Shareholders
1-866-207-5352 (toll free, Canada and US)
312-360-5352 (international)

Optionholders
1-888-660-5442 (toll free, Canada and US)
312-360-5442 (international)

(enter the Holder Account Number and Proxy Access Number from your form of proxy)

•	using the Internet at www.computershare.com/ca/proxy (enter the Holder Account Number and Proxy Access Number from your form of proxy).

Non-Registered Shareholders

      Non-registered Shareholders will receive a voting instruction form or a form of proxy prepared by their broker (or by an agent used by their broker such as IICC or ADP), or a NEW WHITE proxy enclosed with this Third Supplement. Instructions on how to vote by mail, fax, telephone or using the Internet are printed on the form. It is important that the voting instruction form or proxy be returned as directed on the form at least one business day before the proxy cut off time and date, which is 2:00 p.m. (Mountain Standard Time) on February 18, 2003, or such earlier date as is specified in the voting instruction form provided by your broker or their agent.

Revised Record Date

      In accordance with the Interim Orders, the revised Record Date for the determination of Securityholders entitled to vote at the Meeting is January 23, 2003. Under the CBCA, only Securityholders whose names have been entered on the registers of the Corporation as of 5:00 p.m. (Mountain Standard Time) on that date are entitled to vote at the Meeting. Copies of this Third Supplement are being distributed to registered and non-registered Securityholders of record on January 23, 2003. Securityholders who acquire Common Shares after January 23, 2003 who wish to vote such Common Shares at the Meeting should make arrangements with the selling Securityholder to direct how such Common Shares may be voted at the Meeting. Securityholders who acquire Common Shares after January 23, 2003 should contact Georgeson Shareholder at 1-866-254-7864 (English) or 1-866-258-7293 (French) for information and assistance in connection with voting such shares at the Meeting.

Dissent Rights

      Pursuant to the Interim Orders, the registered Shareholders entitled to dissent in respect of the New Arrangement and, if the New Arrangement becomes effective, to receive the fair value of their Common Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Orders and the New Plan of Arrangement, are those who are registered Shareholders as of the revised Record Date of January 23, 2003 and who deliver dissent notices after the mailing of this Third Supplement. Failure to strictly comply with such requirements may result in the loss of such right. This dissent right is further described in the Information Circular and in this Third Supplement. See “Dissenting Shareholder Rights”.

Cash Option/Unit Option Election Procedure

      Under the New Arrangement, each Shareholder has the opportunity to elect either the Cash Option, the Unit Option, or a combination thereof, as consideration for their Common Shares. OTPP has agreed to elect the Unit Option in respect of all of its Common Shares and it will not be subject to pro ration.

Registered Shareholders

      To make its election, each registered Shareholder must sign and date the enclosed GREEN Election Form indicating such holder’s election and return the GREEN Election Form by hand or courier to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Corporate Actions Department), by mail to Computershare Trust Company of Canada, P.O. Box 7021, 31 Adelaide St. East, Toronto, Ontario M5C 3H2 (Attention: Corporate Actions Department), or by facsimile transmission toll free to (866) 227-7268 (Canada or the U.S.) or direct dial to (416) 981-9663 (international) by 2:00 p.m. (Mountain Standard Time) on February 18, 2003, or such later date as the Board of Directors determines. Once delivered, the election made on the GREEN Election Form is irrevocable.

      Any registered Shareholder who does not deposit the enclosed GREEN Election Form, duly completed, prior to the deadline, or otherwise does not fully comply with the requirements of the enclosed GREEN Election Form, will be deemed to have elected the Unit Option in respect of its Common Shares. Additional Election Forms may be obtained from Computershare or Georgeson Shareholder.

      Shareholders should not submit their Common Share certificates when submitting the GREEN Election Forms. In order to receive consideration under the New Arrangement, Shareholders must continue to hold Common Shares until the Proceeds Date. Following the Proceeds Date, the Common Share certificates will not represent any value.

Non-Registered Shareholders

      Non-registered Shareholders will not receive an Election Form with this Third Supplement and must contact their intermediary or broker to make their election. Any non-registered Shareholder who does not make an election through their intermediary or broker within the time frame specified by their intermediary or broker will be deemed to have elected the Unit Option.

Timing

      If the Meeting is held as scheduled on February 19, 2003 and it is not adjourned or postponed, and the other necessary conditions to the New Arrangement are satisfied or waived, Fording intends to apply to the Court for the Final Order approving the New Arrangement on February 20, 2003. If the Final Order is obtained in a satisfactory form and all other conditions set forth in the New Combination Agreement are satisfied or waived, Fording expects that the Effective Date will occur in late February. The Effective Date will be confirmed by press release.

      Participating Shareholders of record at the close of business on the Proceeds Date will be entitled to receive the Units and cash proceeds available under the New Arrangement and such consideration will be available shortly thereafter. The Proceeds Date will be the second trading day on the TSX following the Effective Date.

      It is currently expected that the Common Shares will trade until the close of business on the last trading day prior to the Effective Date and that the Units will commence trading on the Effective Date.

Listing

      The TSX has conditionally approved the listing of the Units, subject to the filing of required documents. An application has been made to list the Units on the NYSE.

Optionholders

      As in the original Arrangement and the Enhanced Arrangement, Optionholders will receive one Exchange Option issued under the Exchange Option Plan for each Option held in order to preserve their existing rights. The Fund is not adopting, as part of the New Arrangement, a replacement option plan in respect of Fording’s unissued options.

Small Non-Board Lot Holders

      The New Arrangement will result in registered Shareholders holding 20 Common Shares or less receiving an amount in cash equal to the Common Share Trading Price for each such Common Share, unless they elect to receive Units. If such holders elect to receive Units, they may be subject to pro ration. See “Other Information Regarding the New Arrangement — Treatment of Small Non-Board Lot Holders”.

Certain Canadian Federal Income Tax Considerations

      The following is a summary of the detailed description set forth at “Certain Canadian Federal Income Tax Considerations” for a Shareholder who deals at arm’s length and is not affiliated with the Corporation, Subco or the Fund, and who holds Common Shares and will hold Units as capital property.

     Shareholders Resident in Canada

      A Participating Shareholder will generally realize a capital gain (or sustain a capital loss) equal to the amount by which the total of the fair market value of the Units plus the cash received by the Shareholder exceeds (or is exceeded by) the adjusted cost base of the Shareholder’s Common Shares, net of any reasonable costs of making the disposition. One-half of any such capital gain must be included in income and one-half of any such capital loss may be utilized to offset taxable capital gains in accordance with the provisions of the Canadian Tax Act.

     Small Non-Board Lot Holders

      To the extent that the amount received by a Small Non-Board Lot Holder for his or her Common Shares exceeds the paid-up capital of the Small Non-Board Lot Holder’s Common Shares, such holder will be deemed under the Canadian Tax Act to have received a dividend. The Corporation estimates that the paid-up capital of each Common Share is approximately $20.00 per share. The amount remaining after deducting such dividend will be considered to be the Small Non-Board Lot Holder’s proceeds of disposition of the Common Shares for the purposes of determining any capital gain or loss for purposes of the Canadian Tax Act.

     Shareholders Not Resident in Canada

      The transactions under the New Arrangement will generally not give rise to any tax being payable under the Canadian Tax Act by Participating Shareholders who are Non-Residents. Non-Resident Small Non-Board Lot Holders will be deemed to have received a dividend equal to the amount received by such holders over the paid-up capital of the Small Non-Board Lot Holder’s Common Shares, which dividend will be subject to Canadian withholding tax at a rate of 25%, unless reduced under the provisions of a tax treaty between Canada and the Small Non-Board Lot Holder’s jurisdiction of residence. For example, a resident of the United States will generally be entitled to a withholding rate of 15% of the amount of such dividend.

     Unitholders Resident in Canada

      Unitholders (who hold their Units outside of a tax exempt plan such as a registered retirement savings plan) will generally be required to include in computing income for a particular taxation year their proportionate share of the income of the Fund, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or Units. The Fund’s income will consist primarily of interest income that accrues to the Fund under the Subordinated Notes and such income paid or payable to a Unitholder will be characterized as income from property to such Unitholder.

      Provided that appropriate designations are made by the Fund, taxable capital gains and taxable dividends that are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Canadian Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions applicable to individuals, the refundable tax under Part IV of the Canadian Tax Act applicable to private corporations, and the deduction in computing taxable income applicable to dividends received by taxable Canadian corporations.

      Any amount paid to Unitholders in excess of their share of income of the Fund will generally constitute a reduction in the adjusted cost base of their Units for the purposes of computing any capital gain or capital loss thereon.

     Unitholders Not Resident in Canada

      A Unitholder who is a Non-Resident will be subject to Canadian withholding tax on distributions of income from the Fund at a rate of 25%, unless that rate is reduced under the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence. For example, a resident of the United States will generally be entitled to a withholding rate of 15% of the gross amount of the distribution of income from the Fund.

     Other Tax Considerations

      Based on the assumptions set forth under “Certain Canadian Federal Income Tax Considerations”, the Units will be qualified investments on the date the New Arrangement is completed for trusts governed by certain tax exempt plans, such as registered retirement savings plans and registered retirement income funds, and the Units will not constitute foreign property on the date the New Arrangement is completed for such plans.

      In order for the Fund to maintain its status as a mutual fund trust under the Canadian Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the Declaration of Trust will provide that at no time may Non-Residents be the beneficial owners of a majority of the Units.

Certain United States Federal Income Tax Considerations

      The following is a brief summary of the United States federal income tax consequences of the New Arrangement to U.S. persons who are Shareholders. A more detailed discussion is set forth at “Certain United States Federal Income Tax Considerations”.

      Participating Shareholders (other than Long Term Holders) should be deemed to have exchanged their Common Shares for Units, cash or a combination thereof. Assuming this characterization is correct, such Participating Shareholders will not recognize a taxable gain or loss on the exchange of their Common Shares for Units. Depending on the circumstances, the cash may be treated in whole or in part as dividend income, capital gain or tax-free return of basis.

      Please refer to “Certain United States Federal Income Tax Considerations” for discussion of the tax consequences of the New Arrangement to Long Term Holders, Dissenting Shareholders and Small Non-Board Lot Holders.

      The Fund will be classified as a foreign corporation for United States federal income tax purposes. Distributions of cash by the Fund (including the Special Distributions) will be taxed as dividends to the extent not exceeding the current and accumulated earnings and profits of the Fund (as computed for United States federal income tax purposes). Distributions in excess of this amount will first reduce the Unitholder’s adjusted tax basis in the Units and thereafter will be treated as capital gain. Any Canadian income tax withheld with respect to distributions on the Units may, subject to limitations, be claimed as a foreign tax credit against the Unitholder’s United States federal income tax liability or may be claimed as a deduction from the Unitholder’s United States federal adjusted gross income, provided that the Unitholder elects to deduct all foreign taxes paid in the same taxable year.

Information Agent

      The Corporation has retained Georgeson Shareholder to act as information agent in connection with the New Arrangement.

      Any questions or requests for assistance in connection with the New Arrangement should be made directly to Georgeson Shareholder. Shareholders with questions should contact Georgeson Shareholder at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French.

Key Dates

      Please note the following key dates and information:

When is the Meeting?	Wednesday, February 19, 2003, 2:00 p.m. (Mountain Standard Time).

Where is the Meeting?	The Hyatt Regency Calgary Imperial Room 5/7 700 Centre Street SE, Calgary, Alberta

What is the Record Date for voting at the Meeting?	Thursday, January 23, 2003 at 5:00 p.m. (Mountain Standard Time).

When must proxies be returned?	Not later than Tuesday, February 18, 2003, 2:00 p.m. (Mountain Standard Time) or such earlier date as is specified in your voting instructions by your broker or their agent.

What if I have already submitted a proxy under a previous proposal?	All previous proxies and elections are null and void. In order for your vote to count, you must submit a new proxy. A new proxy or voting instructions were mailed to you with this Third Supplement.

How do I vote my proxy?	Proxies can be voted by telephone, by fax, over the Internet, or by mail. Please refer to the voting instructions on your new proxy form or the voting instructions attached to the accompanying Letter to Shareholders.

When must cash or unit elections be made?	Not later than Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time).

What if I don’t make an election?	If you do not make an election, you will be deemed to have elected to receive all Units.

When is the dissent deadline?	Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time).

What is the deadline by which registered Small Non-Board Lot Holders must make their retention of interest elections?	Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time).

GLOSSARY OF TERMS

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Acquisition Proposal” means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the New Arrangement, or purchase of more than 20% of the equity (or rights thereto) of Fording, or similar transactions or series of transactions involving Fording, excluding the Enhanced Arrangement;

“Administration Agreement” means the agreement under which the Partnership will provide certain administrative and support services to the Fund, New Fording, the Trustees and the directors of New Fording;

“Amended Arrangement Resolution” means the amended and restated Arrangement Resolution authorizing the New Arrangement in substantially the form attached to this Third Supplement as Appendix “A” to be considered and voted upon by the Securityholders at the Meeting;

“Amended Plan of Arrangement” means the plan of arrangement attached to the First Supplement as Appendix “B”;

“ARC” means an advance ruling certificate issued pursuant to the Competition Act;

“Arrangement” means the original arrangement under Section 192 of the CBCA proposed to be implemented by Fording involving Fording, its Securityholders, FCL, Subco and the Fund, the particulars of which are described in the Information Circular;

“Available Cash” means, in general, cash from operations of New Fording on a consolidated basis (including its proportionate interest in the Partnership), before interest payable on the Subordinated Notes and changes in non-cash working capital, less:

(i)	Sustaining Capital Expenditures;

(ii)	principal repayments on debt obligations except on the Subordinated Notes;

(iii)	the amount allocated to cash reserves; and

(iv)	expenses and other obligations of the Fund;

“Available Cash Before Reserve” means Available Cash without any reduction for cash reserves;

“Board of Directors” means the board of directors of Fording;

“Break Fee” means the amount of $51 million payable by Fording to Teck and Westshore together under the circumstances described under the heading “New Combination Agreement — Break Fee”;

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Provinces of Alberta, British Columbia and Ontario, on which the principal commercial banks in downtown Calgary, Toronto and Vancouver are generally open for the transaction of commercial banking business;

“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), as amended;

“Cash Option” means the alternative available to Participating Shareholders under the New Arrangement to elect to receive $35.00 in cash for each Common Share held, subject to pro ration;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CCRA” means the Canada Customs and Revenue Agency;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued pursuant to Section 192(7) of the CBCA;

“Closing Time” means 7:00 a.m. (Mountain Standard Time) on the Effective Date, or such other date and time as the Parties shall agree;

“Coal Year” means the twelve month period commencing on April 1st and ending on March 31st;

“Common Shares” means the common shares in the capital of the Corporation;

“Common Share Trading Price” means the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the earlier of the date upon which the election for the Cash Option or the Unit Option must be made and the Effective Date, or such other formula approved by the board of directors of New Fording in the event such trading prices are not reflective of the fair market value of the Common Shares;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

“CONSOL” means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the case may be;

“Contributed Assets” means, collectively, the Teck Contributed Assets, the Fording Contributed Assets and the Luscar Contributed Assets;

“Corporation” or “Fording” means Fording Inc., a corporation existing under the CBCA;

“Court” means the Court of Queen’s Bench of Alberta;

“CP Arrangement Agreement” means the arrangement agreement entered into by CPL and certain of its subsidiaries dated as of July 30, 2001 setting forth the terms on which the parties would undertake a plan of arrangement pursuant to which the operating subsidiaries of CPL would be spun off into separate public companies;

“CP Transaction” means the transaction completed on October 1, 2001 pursuant to which Fording became a publicly traded corporation, a predecessor to Fording having previously been indirectly owned by a single shareholder, CPL;

“CPL” means Canadian Pacific Limited;

“CPR Agreement” means the agreement between FCL and Canadian Pacific Railway Company dated April 1, 2001;

“Declaration of Trust” or “Trust Indenture” means the declaration of trust providing for the creation of the Fund and the manner in which it will operate between the initial Trustee and FCL as the holder of the Initial Unit, the terms of which are substantially as set forth in the Declaration of Trust Term Sheet attached as Schedule 2.4B to the New Combination Agreement; which terms are further described in this Third Supplement, with this Third Supplement governing in the event of any inconsistency;

“Directors’ Stock Option Plan” means the existing Fording directors’ stock option plan;

“Dissent Rights” means rights of dissent exercisable by registered Shareholders pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Orders and the New Plan of Arrangement;

“Dissenting Shareholder” means a registered Shareholder on January 23, 2003 who has duly exercised, and who does not, prior to the time at which the resolution of Securityholders authorizing the New Arrangement is approved, withdraw or otherwise relinquish the Dissent Rights available to it in connection with the New Arrangement;

“Distributable Cash” means all of the cash received by the Fund from New Fording and any net cash investment income of the Fund, less:

(i)	expenses and other obligations of the Fund; and

(ii)	any amounts paid in cash by the Fund in connection with the redemption of Units;

Distributable Cash is generally expected to be equal to Available Cash less any payments referred to in item (ii) above;

“Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership;

“EBITDA” means net earnings before interest, income taxes, depreciation and amortization;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means the first moment in time on the Effective Date;

“Election Form” means the GREEN election form accompanying this Third Supplement in the packages sent to registered Shareholders pursuant to which registered Participating Shareholders can elect the Cash Option, the Unit Option or a combination thereof;

“Elkview Distributable Cash” will be determined on a basis adjusted to eliminate, without duplication, the effect of changes in the Canadian dollar, changes in metallurgical coal prices generally (but not eliminating changes in realized prices for the products of the Partnership resulting from combination of assets therein), changes in cash income and mineral taxes, reductions in coal production of the Elkview Mine or sales in comparison to its optimal capacity on a stand-alone basis as approved in the annual budget and changes in transportation costs as a result of contracted rate changes. For certainty, “Elkview Distributable Cash” in any Coal Year will be determined, based on the review of the mutually acceptable expert, so as to adjust to eliminate the effect of items determined to be the result of Partnership Synergies which are counted in the calculation of Incremental Return for that year, and to adjust for unusual fluctuations in inventories;

“Elkview Mine” means the coal mine owned by Teck located in southeastern British Columbia covering a surface area of approximately 23,000 hectares, which forms part of the Teck Contributed Assets;

“Enhanced Arrangement” means the plan of arrangement set forth as Schedule “B” to the First Supplement;

“Exchange Option Plan” means the Unit option plan of the Fund created as part of the New Arrangement, pursuant to which Options will ultimately be exchanged for Exchange Options, in the form attached as Schedule “A” to the New Plan of Arrangement;

“Exchange Options” means options to purchase Units, and any accompanying unit appreciation rights, to be issued under the Exchange Option Plan in substitution, indirectly, for the existing outstanding Options;

“Fairness Opinion” means the opinion of RBC relating to the New Arrangement in the form attached as Appendix “J” to this Third Supplement;

“FCL” means Fording Coal Limited/Les Charbons Fording, Limitée, a corporation existing under the CBCA;

“Final Order” means the order of the Court approving the New Arrangement;

“First Supplement” means the supplement to the Information Circular dated December 8, 2002, and all appendices thereto;

“Fording” or the “Corporation” means Fording Inc., a corporation existing under the CBCA;

“Fording Contributed Assets” means the businesses which Fording will contribute to the Partnership pursuant to the Fording Contribution Term Sheet. These businesses include all of Fording’s assets and liabilities, including its Mountain Operations, and includes the Luscar Contributed Assets acquired by FCL, but do not include the Fording Excluded Assets;

“Fording Contribution Agreement” means the agreement between Fording and the Partnership, substantially on the terms described in the Fording Contribution Term Sheet, describing the manner in which Fording will contribute the Fording Contributed Assets and the Luscar Contributed Assets to the Partnership. The Fording Contribution Agreement will be entered into at the Closing Time;

“Fording Contribution Term Sheet” means the term sheet set forth as Schedule 2.3(e) to the New Combination Agreement describing the contribution of the Fording Contributed Assets to the Partnership;

“Fording Excluded Assets” means all of the assets and liabilities of the Industrial Minerals Operations, the Prairie Operations (or proceeds from the sale thereof), the Fording Royalty, indebtedness under Fording’s bank credit facilities (other than its foreign exchange forward contracts) and Fording’s rights and obligations in connection with its interests in the Esquimault and Nanaimo railway lands, including a former mining operation located at Mount Washington on Vancouver Island;

“Fording Royalty” means the participation right retained by New Fording to receive a royalty to be determined on an arm’s length commercial basis in respect of expansion of production, if any, from lands forming part of the Prairie Operations beyond levels on January 12, 2003, such royalty not to exceed 5% of Gross Revenues from such expansion, excluding for this purpose only the planned 2005 expansion of the Genesee mine;

“Fund” or “Fording Canadian Coal Trust” means the trust to be established under the laws of Alberta pursuant to the Declaration of Trust;

“FX Acknowledgements” means the acknowledgements proposed to be obtained by Fording from certain counterparties with whom Fording has entered into certain foreign exchange forward contracts stating that the consummation of the New Arrangement will not result in any early termination or the occurrence of an event of default under such contracts;

“Georgeson Shareholder” means Georgeson Shareholder Communications Canada Inc., the shareholder communications firm retained by Fording to act as information agent in connection with the New Arrangement;

“Genesee Agreements” means, collectively, the Genesee Coal Mine Operating Agreement between the City of Edmonton and FCL made as of August 7, 1980, the Genesee Coal Mine Joint Venture Agreement between the City of Edmonton and FCL made as of August 7, 1980, the Genesee Coal Mine Dedication and Unitization Agreement between the City of Edmonton, FCL and the City of Edmonton and FCL as joint venturers made as of August 7, 1980, the Genesee Coal Mine Purchase and Sale Agreement between the City of Edmonton and FCL as joint venturers and the City of Edmonton made as of August 7, 1980 and the Construction Agreement between the City of Edmonton and FCL as joint venturers and FCL dated August 7, 1980, as the same have been assigned;

“Governance Agreements” means the agreements between the Fund and New Fording and, separately, each of Teck, Westshore, OTPP and Sherritt concerning certain governance issues. The Governance Agreements will be entered into at the Closing Time on terms substantially as described in the Governance Term Sheet and this Third Supplement, with this Third Supplement governing in the event of any inconsistency with that term sheet;

“Governance Term Sheet” means the term sheet set forth as Schedule 2.4A of the New Combination Agreement;

“Gross Revenue” means, for the purpose of the definition of “Fording Royalty” above, the selling price of product without any deductions or, in the case of product that is deemed to be sold, the fair market value for such product;

“Incremental Return” means, in respect of any Coal Year during the period from April 1, 2003 to March 31, 2007, the positive amount by which the aggregate of (a) Elkview Distributable Cash for such year, and (b) the Partnership Synergies achieved in such year, exceeds the aggregate of (i) Elkview Distributable Cash for the year ended December 31, 2002, (ii) the sum of $25 million, and (iii) the cumulative amount of the Incremental Return for each of the preceding Coal Years;

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

“Information Circular” means either Fording’s Notice of Special Meeting, Notice of Petition and Information Circular dated November 20, 2002, or Fording’s Notice of Special Meeting, Notice of Petition and Information Circular dated November 20, 2002 as supplemented and amended by the First Supplement, the Second Supplement and this Third Supplement, as the context requires;

“Initial Unit” means the Unit to be issued to FCL in consideration of the contribution of all of the issued and outstanding common shares of Subco upon the formation and settlement of the Fund;

“Interim Orders” means, collectively, the order of the Court dated November 20, 2002, as amended by the orders of the Court dated December 23, 2002 and January 17, 2003, confirming, among other things, the calling and holding of the Meeting and voting thereat, as such orders may be amended or varied; copies of the orders dated November 20, 2002, December 23, 2002 and January 17, 2003 comprising the Interim Orders are attached to this Third Supplement at Appendix “E”;

“Internal Revenue Service” means the United States Internal Revenue Service;

“Key Employee Stock Option Plan” means the existing Fording key employee stock option plan;

“Long Term Holder” means a Shareholder who:

(i)	owned, or was deemed by the Canadian Tax Act to own, shares of CPL on January 1, 1972, had a cost in such shares on January 1, 1972 that was less than $13.88, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date; or

(ii)	is an individual (other than a trust) resident in Canada who owned shares of CPL on February 22, 1994, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date;

“Luscar” means Luscar Ltd., a corporation indirectly wholly-owned by the Luscar Partnership, except in respect of the transfer of the Luscar Contributed Assets and the delivery of consideration in connection therewith, in which case “Luscar” shall mean Luscar Ltd. and/or affiliated entities of OTPP and Sherritt;

“Luscar Contributed Assets” means the assets of the Luscar/ CONSOL Joint Ventures that will be purchased by FCL pursuant to the terms of the Luscar/ CONSOL Joint Venture Asset Purchase Agreement. These assets primarily consist of the Line Creek mine, the undeveloped Cheviot mine project, the Luscar mine and a 46.4% interest in Neptune, excluding the Fording Royalty. Pursuant to the terms of the Fording Contribution Agreement, those assets will be contributed by Fording to the Partnership;

“Luscar Partnership” means the Luscar Energy Partnership, a general partnership owned indirectly by Sherritt and OTPP as to 50% each;

“Luscar Royalty” means the 2 1/2% of net revenues royalty retained by each of Luscar and CONSOL based on any coal mined at any time after the Closing Time from Cheviot, Folding Mountain, Cadomin East, Luscar North and any other reserves at the Luscar mine which are part of the Luscar Contributed Assets that are not currently defined as part of the A-6 pit at the Luscar mine;

“Luscar/ CONSOL Joint Venture Asset Purchase Agreement” means the agreement between Fording, Luscar (and/or affiliated entities of OTPP and Sherritt) and CONSOL Energy Inc. (and its relevant subsidiaries) describing the terms on which FCL will purchase the Luscar Contributed Assets substantially on the same terms set forth in the Luscar/ CONSOL Term Sheet. The Luscar/ CONSOL Joint Venture Asset Purchase Agreement will be entered into at the Closing Time;

“Luscar/ CONSOL Joint Ventures” means the joint ventures in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot mine project and the Line Creek mine;

“Luscar/ CONSOL Term Sheet” means the term sheet dated January 12, 2003 and executed by Fording, Luscar and CONSOL Energy Inc. describing the terms on which FCL will purchase the Luscar Contributed Assets;

“Maximum Cash Amount” means $1.05 billion. This number is important because it is the maximum amount of cash available to Shareholders who elect the Cash Option either in whole or in part. If Shareholders elect cash in excess of the Maximum Cash Amount that is available, the excess will be paid in the form of Units;

“Maximum Unit Amount” means that number of Units equal to the number of outstanding Common Shares on the Effective Date, less (a) 30 million Units, representing the Common Shares that will be effectively exchanged for cash, (b) a number of Units equal to the number of Common Shares held by Small Non-Board Lot Holders (approximately 75,000) and (c) a number of Units equal to the number of Common Shares held by Dissenting Shareholders. As of December 31, 2002, there were 50,657,289 Common Shares outstanding, which number will increase in the event that Options (of which 775,188 were outstanding at December 31, 2002) are exercised prior to the Effective Date. If Shareholders elect Units in excess of the Maximum Unit Amount, the excess will be paid to such Shareholders (other than OTPP) in cash;

“Meeting” means the special meeting of Securityholders to be held on February 19, 2003 and any adjournment(s) or postponement(s) thereof made in accordance with the Notice of Postponed Special Meeting that forms part of this Third Supplement, to consider and to vote on, among other things, the Amended Arrangement Resolution;

“Mountain Operations” means Fording’s mining operations producing primarily metallurgical coal from three mines at Fording River, Coal Mountain and Greenhills in south-eastern British Columbia;

“National Instrument 43-101” means the Canadian Securities Administrators’ National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

“Neptune” means Neptune Bulk Terminals (Canada) Ltd.;

“Neptune Terminals” means the terminals operated by Neptune located in Port of Vancouver’s inner harbour;

“New Arrangement” means the arrangement under Section 192 of the CBCA involving the Corporation, its Securityholders, FCL, Subco, Teck, TBCI, QCP, Westshore, Luscar, CONSOL, OTPP, Sherritt, SCPII and the Fund, the particulars of which are described in this Third Supplement;

“New Combination Agreement” means the agreement attached to this Third Supplement as Appendix “F” among Fording, Teck, Westshore, OTPP and Sherritt dated January 12, 2003 which describes the manner in which Fording, Teck, Westshore, OTPP and Sherritt will participate in the New Arrangement;

“New Fording” means Fording Inc., the successor corporation to FCL, Fording and Subco following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the New Plan of Arrangement;

“New Fording Facilities” means the credit facilities that Fording, on behalf of the Partnership, New Fording and Subco, has obtained in the aggregate amount of $540 million;

“New Fording Common Shares” means the common shares in the capital of New Fording;

“New Fording Preferred Shares” means the preferred shares in the capital of New Fording;

“New Non-Voting Shares” means the non-voting common shares in the capital of Fording to be issued as an interim step as part of the New Arrangement;

“New Plan of Arrangement” means the plan of arrangement attached to this Third Supplement as Appendix “B”;

“New Voting Shares” means the nominal value voting preferred shares in the capital of Fording to be issued as an interim step as part of the New Arrangement;

“Non-Competition Agreement” means the agreement between the Luscar Partnership, Luscar, the Fund, New Fording and the Partnership describing the non-competition agreements of the Luscar Partnership, Luscar, New Fording, the Partnership and the Fund substantially on the terms set forth in the Non-Competition Term Sheet. The Non-Competition Agreement will be entered into at the Closing Time;

“Non-Competition Term Sheet” means the term sheet set forth as Schedule 2.3(n) to the New Combination Agreement describing the Non-Competition Agreements of the Luscar Partnership, Luscar, New Fording, the Partnership and the Fund;

“Non-Resident” means a person who is not a resident or deemed not to be a resident of Canada for purposes of the Canadian Tax Act;

“Notice of Petition” means the notice of petition by the Corporation to the Court for the Final Order, which forms part of the Information Circular;

“Notice of Postponed Special Meeting” means the notice of postponed special meeting accompanying this Third Supplement;

“NYSE” means the New York Stock Exchange Inc.;

“Optionholders” means the holders of Options shown from time to time on the register maintained by or on behalf of Fording in respect of such Options;

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Directors’ Stock Option Plan and the Key Employee Stock Option Plan, of which 775,188 Options were outstanding at December 31, 2002;

“OTPP” means the Ontario Teachers’ Pension Plan, a non-share capital corporation established under the laws of the Province of Ontario;

“Participating Shareholders” means at the Effective Time, holders of Common Shares other than Small Non-Board Lot Holders and Dissenting Shareholders;

“Parties” means the parties to the New Combination Agreement, being Fording, Teck, Westshore, OTPP and Sherritt, and “Party” means any one of them;

“Partners” means the partners of the Partnership, being New Fording, Teck and Teck’s affiliates, QCP and TBCI, and “Partner” means any one of the Partners;

“Partnership” or “Fording Coal Partnership” means a general partnership to be formed pursuant to the laws of the Province of Alberta, the partners of which will be New Fording, Teck and Teck’s affiliates, QCP and TBCI;

“Partnership Agreement” means the agreement among the Partners which describes the manner in which the Partnership will be formed and operated. The Partnership Agreement will be entered prior to the Closing Time and its terms are described in the Partnership Term Sheet;

“Partnership Distributable Cash” means, in general, cash from operations of the Partnership, before changes in non-cash working capital less:

(i)	payment of debt obligations, if any;

(ii)	Sustaining Capital Expenditures of the Partnership; and

(iii)	allocations to a reserve for reasonably anticipated working capital and capital expenditure requirements (provided that reasonable use will be made of the Partnership’s operating lines for working capital purposes);

“Partnership Synergies” means all cost (including for certainty all capital and operating costs) savings and increased revenues attributable to the combination of the Teck Contributed Assets with the Fording Contributed Assets (including the Luscar Contributed Assets) and the operation thereof and distribution and marketing of the production thereof by the Partnership on an integrated basis; provided that such synergies shall be calculated on the basis, without duplication, that eliminates the effect of changes in the Canadian dollar, changes in metallurgical coal prices generally and any associated impact of such changes on transportation costs and port loading charges (but not eliminating changes in realized prices for the products of the Partnership resulting from the combination of assets therein), changes in cash income and mineral taxes, changes in transportation costs as a result of contracted rate changes existing at the date hereof or negotiated as part of the Terminal Agreement. The annual amount of such synergies during any applicable reference period will be the amount set forth in a report of a mutually acceptable expert in metallurgical coal mining and marketing;

“Partnership Term Sheet” means the term sheet set forth as Schedule 2.3(a) of the New Combination Agreement substantially describing the manner in which the Partnership will be formed and operated;

“Prairie Operations” means the thermal coal mine business of Fording and its holdings of mineral properties and rights that will be purchased by SCPII or an affiliated entity of OTPP and Sherritt as described in the Prairie Operations Term Sheet. This business consists principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan. It excludes the rights and obligations of Fording in connection with its interest in the Esquimault and Nanaimo railway lands, including the former mining operation located at the Mount Washington mine site, as well as thermal coal produced incidentally to operations primarily involving Fording’s metallurgical coal business;

“Prairie Operations Sale Agreement” means the agreement between SCPII (or an affiliated entity of OTPP and Sherritt) and Fording, describing the terms on which the Prairie Operations will be sold by Fording to SCPII, or an affiliated entity of OTPP and Sherritt, substantially as described in the Prairie Operations Term Sheet. The Prairie Operations Sale Agreement will be entered into at the Closing Time;

“Prairie Operations Term Sheet” means the term sheet set forth as Schedule 2.3(c) of the New Combination Agreement describing the terms on which the Prairie Operations will be sold by Fording to SCPII, or an affiliated entity of OTPP and Sherritt;

“Proceeds Date” means the second trading day on the TSX following the Effective Date or such other date as the Board of Directors may select;

“PWC Resolution” means the resolution, substantially in the form attached as Appendix “D” to this Third Supplement, appointing PricewaterhouseCoopers LLP as auditor of the Fund to be considered and voted upon by the Shareholders at the Meeting;

“QCP” means Quintette Coal Partnership, an affiliate of Teck;

“QCP Mobile Equipment” means all mobile equipment owned by QCP other than mobile equipment owned by QCP and leased to Teck as at January 12, 2003;

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Record Date” means 5:00 p.m. (Mountain Standard Time) on January 23, 2003;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that an arrangement may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any governmental authority, as set out in Schedule 4.1 to the New Combination Agreement;

“Resolutions” means the resolutions authorizing the Amended Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution, to be considered and voted upon by the Shareholders, or the Shareholders and the Optionholders, as the case may be, at the Meeting;

“SCAI” means Sherritt Coal Acquisition Inc., a corporation existing under the laws of Canada and wholly-owned by SCPII;

“SCAI Offer” means the offer made by SCAI dated October 25, 2002, as amended and restated on December 16, 2002 and as further amended on January 6, 2003, to acquire all of the issued and outstanding Common Shares, which offer was withdrawn and terminated on January 16, 2003;

“SCPII” means Sherritt Coal Partnership II, a general partnership formed under the laws of the Province of Ontario, the two partners of which are wholly-owned subsidiaries of each of OTPP and Sherritt;

“Second Supplement” means the supplement dated December 30, 2002 to the Information Circular, and all appendices thereto;

“Securities” means, collectively, the Common Shares and the Options;

“Securityholders” means, collectively, the Shareholders and the Optionholders;

“Shareholders” means the holders of Common Shares shown from time to time on the register maintained by or on behalf of Fording in respect of such Common Shares;

“Sherritt” means Sherritt International Corporation, a corporation governed by the laws of New Brunswick;

“Small Non-Board Lot Holder Retention of Interest Form” means the form enclosed in packages sent to registered Shareholders with the Information Circular, pursuant to which Shareholders of 20 Common Shares or less may elect to receive Units as consideration under the New Arrangement;

“Small Non-Board Lot Holder” means a registered holder of Common Shares holding 20 Common Shares or less as of the close of business in Calgary, Alberta, on November 19, 2002, who continues to hold such Common Shares as a registered holder through to the Proceeds Date, and who has not elected to maintain such holder’s interest by delivering the Small Non-Board Lot Holder Retention of Interest Form to Fording;

“Special Distributions” means the distributions that the Fund will make to all Unitholders in the aggregate amount of $70 million, with an initial $35 million distribution to be made to holders of record at the end of the quarter in which the Effective Date occurs and the remaining $35 million to be distributed to holders of record at the end of the quarter after the quarter in which the Effective Date occurs;

“Special Resolution of Partners” means a resolution of the Partners of the Partnership passed with the approval of Partners holding 95% of the Distribution Entitlements;

“Subco” means 4123212 Canada Ltd., a corporation existing under the CBCA into which Fording and FCL will be wound-up, and which will become New Fording;

“Subco Nominal Notes” means the demand, non-interest bearing notes of Subco, each with a principal amount of $0.01, issuable as an interim step pursuant to the New Arrangement, substantially in the form attached as Schedule “E” to the New Plan of Arrangement;

“Subco Preferred Shares” means the preferred shares in the capital of Subco, having substantially the rights, privileges, conditions and restrictions set forth in Schedule “F” to the New Plan of Arrangement;

“Subco Promissory Notes” means the demand non-interest bearing promissory notes of Subco each with a principal amount equal to the amount obtained by dividing $445 million by the number of Common Shares held by Participating Shareholders immediately prior to the Effective Time, substantially in the form attached as Schedule “G” to the New Plan of Arrangement;

“Subordinated Notes” means the unsecured, subordinated notes of Subco to be issued by Subco pursuant to the New Arrangement the terms of which are further described on page 59 of the Information Circular under the heading “Subordinated Notes”;

“Superior Proposal” means any bona fide written Acquisition Proposal that, in the good faith determination of the Board of Directors after consultation with its financial advisors and with outside counsel, would, if consummated in accordance with its terms and taking into account the risk of non-completion, reasonably be expected to result in a transaction more favourable to the Securityholders from a financial point of view than the New Arrangement;

“Sustaining Capital Expenditures” means net additions, replacements or improvements to property, plant and equipment required to maintain New Fording’s business operations including its proportionate share of sustaining capital expenditures of the Partnership; however, in the case of Sustaining Capital Expenditures which are financed pursuant to capital leases or by debt, only the amount of lease or debt payments incurred during the relevant period will be included; “Sustaining Capital Expenditures of the Partnership” has a corresponding meaning;

“TBCI” means Teck Bullmoose Coal Inc., a subsidiary of Teck;

“Teck” means Teck Cominco Limited, a corporation existing under the CBCA and where applicable includes all of its subsidiaries;

“Teck Contributed Assets” means the businesses which Teck will contribute to the Partnership as described in the Teck Contribution Term Sheet. These assets and liabilities are primarily represented by the Elkview Mine and all of Teck’s undeveloped Elk River Valley coal properties but include, as well, all of the issued and outstanding shares of Elkview Coal Corporation, any other North American coal properties owned by Teck and its subsidiaries such as its interest in the Bullmoose mine, which will be conveyed once the shutdown of that mine has been completed and the property reclaimed; the Quintette coal leases and licences and the balance of the QCP Mobile Equipment which will be conveyed to the Partnership once that operation has been reclaimed, and the fixed assets at the Quintette property;

“Teck Contribution Agreement” means the agreement between the Partnership and Teck and its affiliates, TBCI and QCP, describing the manner in which the Teck Contributed Assets will be contributed to the Partnership, the terms of which are substantially as set forth in the Teck Contribution Term Sheet. The Teck Contribution Agreement will be entered into at the Closing Time;

“Teck Contribution Term Sheet” means the term sheet set forth as Schedule 2.3(d) of the New Combination Agreement describing the contribution of the Teck Contributed Assets to the Partnership;

“Terminal Agreement” means the agreement between FCL, on behalf of the Partnership, and Westshore Terminals Ltd., on the terms which have been initialled for identification and delivered to Fording and Westshore, respectively;

“Third Party Expenses” means the $25 million payable by Fording to Teck and Westshore or their designees and the $50 million payable directly or indirectly to OTPP and Sherritt or their designees, in part as a reimbursement of and contribution to the expenses and costs incurred by such parties in connection with the New Arrangement and the various proposals that preceded it;

“Third Supplement” means this supplement dated January 27, 2003 to the Information Circular, and all appendices hereto;

“Transaction Agreements” means the Partnership Agreement, the Prairie Operations Sale Agreement, the Teck Contribution Agreement, the Fording Contribution Agreement, the Luscar/ CONSOL Joint Venture Asset Purchase Agreement, the Non-Competition Agreement, the Governance Agreements and the Trust Indenture;

“Transfer Agent” or “Computershare” means Computershare Trust Company of Canada, the registrar and transfer agent of the Common Shares and the Units;

“Trustees” means the trustees of the Fund from time to time;

“TSX” means the Toronto Stock Exchange;

“Unit” means a trust unit of the Fund;

“Unit Option” means the alternative available to Participating Shareholders under the New Arrangement to elect to receive one Unit per Common Share, subject to pro ration;

“Unitholder Rights Plan” means the unitholder rights plan proposed to be implemented by the Fund in substantially the form attached as Schedule “A” to Appendix “G” to the Information Circular, except as otherwise noted herein. See “Governance of the Fund and New Fording — Unitholder Rights Plan”;

“Unitholder Rights Plan Resolution” means the resolution, substantially in the form attached as Appendix “C” to this Third Supplement, authorizing the implementation of the Unitholder Rights Plan to be considered and voted upon by the Shareholders at the Meeting;

“Unitholders” means the holders from time to time of the Units;

“U.S. Holder” has the meaning ascribed to it under “Certain United States Federal Income Tax Considerations”;

“U.S. Tax Code” or “Code” means the United States Internal Revenue Code of 1986, as amended; and

“Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

THE NEW ARRANGEMENT

Background

      Since the mailing of the Second Supplement to Securityholders on January 3, 2003, a number of events have occurred.

      On January 6, 2003, SCPII announced its intention to improve the SCAI Offer.

      Also on January 6, 2003, the Board of Directors met to discuss the SCPII announcement. Following the meeting of the Board of Directors, Fording issued a press release announcing that the Board of Directors would review the amended SCAI Offer as quickly as possible. Later that day, the Board of Directors met again to discuss further value enhancing initiatives that could be undertaken for the benefit of Fording Shareholders. The Chairman and Chief Executive Officer were authorized to engage in discussions with Teck and Westshore to determine whether opportunities existed to improve upon the Enhanced Arrangement.

      On January 7, 2003, SCPII filed a notice of variation in respect of the amended SCAI Offer on SEDAR. The Board of Directors met again on January 7, 2003 to discuss the amended SCAI Offer and to be updated on the progress of discussions with Teck and Westshore. The Board of Directors was advised that Teck and Westshore were of the view that further meaningful value enhancing initiatives for Shareholders were best achieved by negotiating with Sherritt and OTPP to see if a transaction could result that was superior to the amended SCAI Offer and the Enhanced Arrangement.

      On January 8, 2003, representatives of Fording, Teck, Westshore, Sherritt and OTPP commenced discussions. On January 10, 2003, a non-binding term sheet was developed that formed the basis for the New Arrangement. Fording Board of Directors’ meetings were held on each of January 8, 9 and 10, 2003 to apprise the Board of Directors of the status of negotiations.

      Throughout January 11 and 12, 2003, extensive negotiations between Fording, Teck, Westshore, OTPP and Sherritt were conducted, culminating in the signing of the New Combination Agreement.

      On January 12, 2003, the Board of Directors met to consider the proposed terms of the New Arrangement. During the meeting, the Board of Directors received the advice of RBC that the New Arrangement was superior, from a financial point of view, to both the SCAI Offer, as amended, and the Enhanced Arrangement and received the opinion of RBC that the consideration under the New Arrangement was fair to Shareholders, from a financial point of view. After extensive deliberation, the Board of Directors approved the New Arrangement and authorized the signing of the New Combination Agreement.

      On January, 13, 2003, Fording, Teck, Westshore, OTPP and Sherritt issued a joint press release announcing their agreement to proceed with the New Arrangement. SCPII subsequently withdrew the SCAI Offer.

      On January 22, 2003, the Board of Directors met and approved this Third Supplement.

      The New Arrangement is the culmination of a three-month, robust competitive bidding process that was designed to maximize shareholder value. It is the seventh value enhancing proposal for Shareholders to emerge from that process and is the product of 28 meetings of the Board of Directors of Fording, numerous other committee meetings of the Board of Directors and direct negotiations involving members of the Board of Directors.

Structure

      The following sets forth the organizational structure of the Fund, New Fording and the Partnership, and the interests in the Fund of the former Fording Shareholders, Teck, Westshore, OTPP, Sherritt, Luscar and CONSOL, immediately following the completion of the New Arrangement.

Notes:

(1)	Assuming approximately 51.4 million Common Shares are outstanding, (which further assumes the exercise of all outstanding Options), upon completion of the New Arrangement, the Participating Shareholders (including OTPP) will own approximately 21.4 million Units, or approximately 45.4.% of the outstanding Units. Participating Shareholders other than OTPP will hold approximately 18.2 million Units or approximately 38.8% of the outstanding Units (assuming exercise of all Options).
(2)	New Fording is a successor corporation to FCL and Fording.
(3)	New Fording will initially hold a 65% Distribution Entitlement in the Partnership and Teck (together with its affiliates QCP and TBCI) will initially hold a 35% Distribution Entitlement in the Partnership. Teck’s Distribution Entitlement in the Partnership may be increased to 40% and New Fording’s Distribution Entitlement in the Partnership may be diluted to 60% in the event that Partnership Synergies are achieved and/or Elkview Distributable Cash is increased from the combination of the Teck Contributed Assets and the Fording Contributed Assets (including the Luscar Contributed Assets). See “Fording Coal Partnership — Distribution Entitlements”.
(4)	The Industrial Minerals Operations means those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri.
(5)	In this case, “Luscar” means Luscar and/or affiliated entities of OTPP and Sherritt. Luscar is ultimately owned as to 50% by each of OTPP and Sherritt.
(6)	Includes approximately 3.2 million Units obtained by OTPP in exchange for its existing shareholding in Fording.

Effect on Shareholders

      The New Arrangement provides Shareholders with the option to receive in exchange for their Common Shares:

(a)	Units in the Fording Canadian Coal Trust on the basis of one Unit per Common Share to the Maximum Unit Amount subject to pro ration (approximately 21.4 million Units in total; or 17.5 million Units excluding the number of Units allocated to OTPP (which are not subject to pro ration) and assuming no outstanding Options are exercised prior to the Effective Date);

(b)	$35.00 in cash per Common Share to a maximum of $1.05 billion, subject to pro ration; or

(c)	a combination of cash and Units.

      OTPP has agreed to elect the Unit Option in respect of its Common Shares. OTPP will receive only Units in all events and is not subject to pro ration.

      The Fund will distribute all of the Maximum Cash Amount and all of the Maximum Unit Amount. Accordingly, if the Cash Option elections made by Participating Shareholders would result in a cash payment in excess of the Maximum Cash Amount, the amount of cash received by Participating Shareholders who have elected to receive cash will be pro rated (based on the number of Common Shares in respect of which the Cash Option has been elected by each Participating Shareholder) and such holders will receive the balance of their consideration in the form of Units. Similarly, if the Unit Option elections made by Participating Shareholders would result in the distribution of Units in excess of the Maximum Unit Amount, the number of Units received by Participating Shareholders (other than OTPP) who have elected to receive Units will be pro rated (based on the number of Common Shares in respect of which the Unit Option has been elected by each Participating Shareholder) and such holders will receive the balance of their consideration in the form of cash.

      If all Shareholders (other than OTPP) elect only the Cash Option or conversely all Shareholders elect only the Unit Option, in each case, each Common Share will be exchanged for approximately $21.75 in cash and approximately 0.379 of a Unit, on a fully diluted basis. To the extent that the Optionholders do not exercise their Options prior to the Effective Date so that such Options are rolled over into Exchange Options, the foregoing amounts will change to approximately $22.10 in cash and 0.369 of a Unit per Common Share.

      On completion of the New Arrangement, there will be approximately 47.1 million Units outstanding, (assuming the exercise of all Options):

Teck will hold 4,285,714 Units representing approximately 9.1% of the Units of the Fund,

Westshore will hold 4,285,714 Units representing 9.1% of the Units of the Fund,

OTPP will hold 11,007,402 Units representing approximately 23.4% of the Units of the Fund (including 3,150,260 Units (6.7%) that will be issued in respect of its existing shareholding in Fording),

Sherritt will hold 2,857,142 Units representing approximately 6.1% of the Units of the Fund,

Luscar will hold 3,200,000 Units representing approximately 6.8% of the Units of the Fund, and

CONSOL will hold 3,200,000 Units representing approximately 6.8% of the Units of the Fund.

      Following completion of the New Arrangement, Shareholders (other than OTPP) will hold approximately 18.2 million Units representing 38.8% of the Units of the Fund, or (including OTPP’s shareholding) approximately 21.4 million Units representing 45.4% of the Units of the Fund. The foregoing numbers and percentages assume full exercise of all outstanding Options.

      The Fund will make the Special Distribution in two equal distributions. The first distribution in the amount of $35 million in the aggregate, or approximately $0.74 per Unit, will be made to holders of record at the end of the quarter in which the Effective Date occurs, which is currently anticipated to be March 31, 2003; the second distribution in the amount of $35 million in the aggregate, or approximately $0.74 per Unit, will be made to holders of record at the end of the quarter after the quarter in which the Effective Date occurs, which is currently anticipated to be June 30, 2003. The Special Distribution will be made in addition to the regular quarterly distributions of the Fund.

      As a result of structural differences in respect of the Fund, New Fording and the Partnership, as described in this Third Supplement compared with the Enhanced Arrangement described in the First Supplement, the Available Cash Before Reserve expected to be generated by the Fund has changed. Also, in addition to the anticipated regular quarterly distributions, the Fund will make the Special Distributions of approximately $1.48 per Unit, payable in two instalments, to holders of record at the end of the first two quarters of 2003.

      The distribution for the period ended March 31, 2003 will be based on Available Cash Before Reserve of New Fording during the period from the Effective Date until March 31, 2003, plus $35 million or approximately $0.74 per Unit representing the first instalment of the Special Distributions. Assuming the Effective Date occurs on February 28, 2003, the target distribution for the period from the Effective Date to March 31, 2003 is anticipated to be approximately $1.00 per Unit.

      The estimate for Available Cash Before Reserve for the period April 1 to December 31, 2003 is $3.55 per Unit. In addition, $35 million or approximately $0.74 per Unit, representing the second instalment of the Special Distributions, will be payable along with the regular distribution for the quarter ending June 30, 2003. Accordingly, the target distribution for the period April 1 to December 31, 2003 is approximately $4.29 per Unit. This estimate is based on, among other things, existing coal prices, sales volumes of 18 1/2 million tonnes for the nine months, a Canadian/U.S. dollar exchange rate of 0.65, operating and capital costs based on the existing mine plan of each operation and the realization of $25 million of synergies at the Partnership level. New coal prices are generally established for each Coal Year commencing April 1, based on negotiations among producers and steel companies. These negotiations have not yet been concluded for the upcoming Coal Year. Actual sales volumes and production plans may differ from the mine plans. A comprehensive integration and optimization plan for the Partnership will be prepared. This plan, when completed, may result in certain costs being incurred for rationalization and integration of mine production which are not included in the foregoing estimate of Available Cash Before Reserve.

      Had the Effective Date occurred on January 1, 2003, it is estimated that Available Cash Before Reserve on a pro forma basis for the first quarter of 2003 would be approximately $0.80 per Unit, not including the first instalment of the Special Distribution of $0.74 per Unit. This estimate is principally based upon: (i) projected coal sales volumes of 6 million tonnes in the quarter; (ii) a Canadian/U.S. dollar exchange rate of 0.65; and (iii) existing mine plan costs. The pro forma estimate of $0.80 per Unit is lower than the targeted Available Cash Before Reserve of $1.10 per Unit disclosed in the First Supplement in respect of the first quarter of 2003. The New Arrangement is much different in terms of, among other things, the number of Units outstanding, the level of indebtedness and asset composition. The New Arrangement contemplates the disposition of the Prairie Operations, the acquisition of the Luscar Contributed Assets, the Special Distributions and $1.05 billion being available under the Cash Option. Accordingly, estimates of Available Cash Before Reserve are not directly comparable between the various proposals.

      The estimated Available Cash Before Reserve for the first quarter of 2003 is negatively affected by the minimal levels of cash anticipated to be generated by the Luscar Contributed Assets due to their high cash production costs (Luscar mine — $50 per tonne and Line Creek — $45 per tonne) principally due to high strip ratios. Sherritt and OTPP have advised Fording that they expect that production costs at these mines will improve substantially over the balance of the year. Accordingly, the level of Available Cash Before Reserve is anticipated to improve during the remaining nine months of 2003 to approximately $3.55 per Unit reflecting the improved production costs and the realization of $25 million of synergies.

      Incremental Returns resulting from Partnership Synergies in excess of $25 million up to $75 million annually realized by the Partnership will dilute the Fund’s Distribution Entitlement from 65% to a minimum of 60%. Assuming the full $50 million of additional Partnership Synergies are realized in 2003 and the Fund’s Distribution Entitlement is diluted to 60%, the Partnership Synergies would result in additional Available Cash Before Reserve of approximately $0.25 per Unit.

      Actual distributions by the Fund will be a function of actual Available Cash Before Reserve and the reserves, if any, established by the Partnership and by New Fording. Reserves at the Partnership level require the approval of both Teck and New Fording. It is not currently anticipated that material reserves will be established in 2003. See “Distribution Policies”.

      The estimates of Available Cash Before Reserve and distributions set forth in the preceding paragraphs are based on estimates prepared by Fording, as well as estimates prepared by each of Teck, Sherritt and OTPP. Fording assumes no responsibility for the estimates provided by Teck, Sherritt and OTPP, including any inaccuracy in such estimates, or the resulting impact of any inaccuracies on estimates relating to Available Cash Before Reserve or Distributable Cash. Some of the assumptions used in the preparation of the estimates set forth above may prove to be incorrect and actual results may vary materially from these estimates.

Effect on Fund, New Fording and Partnership

      The New Combination Agreement provides for a series of interrelated transactions to restructure the business of Fording. The Fording Contributed Assets (including the Luscar Contributed Assets) will be combined with the Teck Contributed Assets in the Partnership. The Fund, through its wholly-owned subsidiary, New Fording, will initially hold 65% of the Distribution Entitlements and Teck and certain affiliates will initially hold 35% of the Distribution Entitlements. Teck will be the managing partner of the Partnership and its Distribution Entitlement will increase to an aggregate 40% if certain Partnership Synergies are achieved and/or Elkview Distributable Cash is increased, as described under “Fording Coal Partnership — Distribution Entitlements”. Neither Teck’s nor New Fording’s interest in the Partnership will be convertible or exchangeable into Units. The Partnership will be the world’s second largest producer of metallurgical coal with net annual production capacity in excess of 25 million tonnes.

      The Cash Option, refinancing of Fording’s debt and the various other payments due under the New Arrangement, including the Third Party Expenses and Fording’s expenses, will be funded by:

(a)	Teck contributing the Teck Contributed Assets and $125 million to the Partnership on the terms set out in the Teck Contribution Agreement in consideration for its initial 35% interest in the Partnership.

(b)	Fording contributing the Fording Contributed Assets (including the Luscar Contributed Assets) to the Partnership on the terms set out in the Fording Contribution Agreement in consideration for its initial 65% interest in the Partnership and $125 million from the Partnership.

(c)	Teck purchasing Units for the aggregate amount of $150 million or $35.00 per Unit.

(d)	Westshore purchasing Units for the aggregate amount of $150 million or $35.00 per Unit.

(e)	Sherritt purchasing Units for the aggregate amount of $100 million or $35.00 per Unit.

(f)	OTPP purchasing Units for the aggregate amount of $275 million or $35.00 per Unit.

(g)	Fording selling the Prairie Operations to SCPII (or an affiliated entity of OTPP and Sherritt) for $225 million, subject to a working capital adjustment, on the terms set out in the Prairie Operations Term Sheet.

(h)	Subco and New Fording borrowing under the New Fording Facilities, sufficient funds to enable it to satisfy the balance of amounts due under the Cash Option, to refinance its existing indebtedness and to fulfil its other obligations under the New Combination Agreement and the Transaction Agreements. Assuming that the New Arrangement had occurred September 30, 2002, the consolidated indebtedness of New Fording (including its proportionate share of Partnership indebtedness) would have been approximately $365 million on a pro forma basis. The actual amount of indebtedness outstanding at the Effective Date will vary, but is expected to be lower than such pro forma amount.

     Luscar Contributed Assets

      The Luscar Contributed Assets consist primarily of the Line Creek mine located in Elk Valley, British Columbia, the Luscar mine and Cheviot project near Hinton, Alberta, a 46.4% interest in Neptune Terminals, and related assets and liabilities constituting the metallurgical coal business of the Luscar/ CONSOL Joint Ventures. These assets exclude certain limited assets necessary for Luscar and CONSOL to complete the reclamation obligation retained jointly by Luscar and CONSOL in respect of the Luscar mine. See also “Information Concerning the Luscar Contributed Assets”.

      Fording and then the Partnership will generally assume all the liabilities of such business. The Luscar/ CONSOL Joint Ventures will retain liability, among other things, for (i) pre-closing reclamation liabilities with respect to previously mined areas at the Luscar mine; (ii) the portion of liabilities related to the severance or termination of the employees working at the Luscar mine that relates to the period ending on the Effective Date; and (iii) certain other pre-closing liabilities if caused by gross negligence or wilful misconduct of CONSOL or Luscar.

      Each of Luscar and CONSOL will be issued 3.2 million Units and will retain the Luscar Royalty. There will be a cash payment in respect of working capital that will be ultimately funded by the Partnership.

     Teck Contributed Assets

      The Teck Contributed Assets were described in detail in the First Supplement and are further described under “Information Concerning the Teck Contributed Assets”. The Teck Contributed Assets consist primarily of the Elkview Mine located in Elk Valley, British Columbia, which produces metallurgical coal. The Partnership will generally assume all of the liabilities associated with the Teck Contributed Assets except for certain reclamation liabilities relating to the former Bullmoose and Quintette mining operations.

     Prairie Operations

      The Prairie Operations consist primarily of Fording’s Genesee, Whitewood and Highvale, Alberta thermal coal mining operations, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan, and related assets and liabilities constituting the thermal coal business of Fording. It excludes the rights and obligations of Fording in connection with its interest in the Esquimault and Nanaimo rail lands, including the former mining operations located at the Mount Washington mine site, as well as thermal coal that is produced incidentally from operations primarily involving Fording’s metallurgical coal business. Generally, all liabilities and obligations relating to the Prairie Operations will be assumed by SCPII, except for ordinary course pre-closing employment liabilities and pre-closing liabilities caused by negligence or wilful misconduct of Fording. New Fording will receive $225 million in cash, subject to adjustment for working capital from SCPII (or an affiliated entity of OTPP and Sherritt), as allocation of the consideration under the New Arrangement.

RECOMMENDATION OF THE BOARD OF DIRECTORS

      On the basis of the financial advisors’ opinion and other factors described below, the Board of Directors unanimously recommends that Securityholders vote FOR the Amended Arrangement Resolution to approve the New Arrangement. The Amended Arrangement Resolution must be approved by a resolution passed by at least two thirds of votes cast by Securityholders present in person or represented by proxy at the Meeting.

REASONS FOR RECOMMENDATION

      The reasons set out in the Information Circular with respect to the benefits derived from converting Fording into an income trust continue to apply in connection with the New Arrangement. However, the Board of Directors is of view that the New Arrangement will provide further value enhancement for Shareholders for the reasons set forth below:

(a)	The New Arrangement provides $1.05 billion in cash which is available to Shareholders who elect the Cash Option. Shareholders who elect cash will, subject to pro ration, receive $35.00 per Common Share, an amount that without pro ration exceeds the highest historical trading price of the Common Shares. The minimum pro rated cash amount of $21.75 (assuming Shareholders other than OTPP elect to receive the maximum amount of cash available) approaches the trading price of the Common Shares during the period preceding the announcement of the initial SCAI Offer and the announcement of the initial Arrangement.

(b)	The cash per Common Share available to Shareholders (assuming Shareholders other than OTPP elect to receive the maximum amount of cash available) exceeds that offered under the SCAI Offer by $1.75 per Common Share and exceeds the cash available under the Enhanced Arrangement (given OTPP’s public statement that it would elect to receive cash under that proposal) by approximately $6 per Common Share.

(c)	Unitholders will receive Special Distributions totalling $70 million, payable in two instalments to holders of record at the end of each of the first two quarters of 2003 in addition to the regular distributions of the Fund. The total amount of the Special Distributions will be approximately $1.48 per Unit.

(d)	The combination of the cash flow, the synergies and the reserves and resources represented by the Fording Contributed Assets (including the Luscar Contributed Assets) and the Teck Contributed Assets will result in stronger per Unit cash flows as compared to the cash flows expected by Fording to have been available under the SCAI Offer.

(e)	The combination of the metallurgical coal businesses of Teck, Fording and the Luscar/ CONSOL Joint Ventures will create an entity capable of net production of 25 million tonnes of coal per annum. This will enable the Partnership to more effectively compete in the seaborne metallurgical coal market. On a combined basis, these businesses sold over 22 million tonnes of coal in 2002 and generated annual combined revenues of approximately one and one-half billion dollars.

(f)	The combination of the coal businesses of Teck, Fording and the Luscar/ CONSOL Joint Ventures is expected to provide greater synergies in operations, marketing and overhead than those available under the SCAI Offer or the Enhanced Arrangement. Based in part upon information supplied to it by Teck and Luscar, Fording estimates these synergies to be not less than $75 million per year when fully realized.

(g)	The opinion of RBC that the consideration under the New Arrangement is fair from a financial point of view to Shareholders. RBC also advised that the consideration under the New Arrangement is superior to both the consideration under the SCAI Offer and the consideration under the Enhanced Arrangement, from a financial perspective.

(h)	The advice of RBC, based on discussions it has had with numerous possible strategic partners and purchasers of Fording, that a higher offer was not available from strategic purchasers as compared to the enhanced value to Shareholders resulting from the conversion of Fording into an income trust and consummation of the New Arrangement.

(i)	The New Arrangement is the seventh value enhancing proposal which has been presented to Securityholders and is the result of a robust competitive bidding process designed to maximize shareholder value. Further, the New Arrangement can be effected on a basis that does not require New Fording to pay a break fee or cause such break fee to effectively increase the indebtedness of New Fording, as would have been the case under the SCAI Offer.

(j)	The New Combination Agreement permits the Board of Directors, in the exercise of its fiduciary duty, to consider Superior Proposals and proceed with a Superior Proposal, subject to the terms and conditions of the New Combination Agreement; and the advice of RBC as to the appropriateness of the Break Fee payable in certain circumstances if the New Combination Agreement is terminated as a result of a Superior Proposal.

(k)	The proposed governance arrangements that result in substantial minority Unitholder protection and majority independent representation at both the Fund and the New Fording levels.

(l)	The stability associated with the long-term port agreement with Westshore to be entered into on completion of the New Arrangement and access to the Neptune Terminals.

(m)	The New Arrangement permits the value of the Industrial Minerals Operations, which are to be indirectly wholly-owned by the Fund, to be retained by Unitholders.

(n)	The relative absence of material financing or regulatory uncertainties.

FAIRNESS OPINION

      The Board of Directors asked RBC to address, from a financial point of view, the fairness of the consideration offered under the New Arrangement to the Shareholders.

      The Board of Directors has received the Fairness Opinion from RBC stating that, in its opinion, as at the date of such opinion, the consideration offered under the New Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. A copy of the Fairness Opinion is attached as Appendix “J” to this Third Supplement.

SOLICITATION OF PROXIES AND VOTING AT THE MEETING

Revised Record Date and Voting

      In accordance with the Interim Orders, the revised Record Date for the determination of Securityholders entitled to vote at the Meeting is January 23, 2003. Under the CBCA, only Securityholders whose names have been entered on the registers of the Corporation as of 5:00 p.m. (Mountain Standard Time) on that date are entitled to vote at the Meeting. Copies of this Third Supplement are being distributed to registered and non-registered Securityholders of record on January 23, 2003. Securityholders who acquire Common Shares after January 23, 2003 who wish to vote such Common Shares at the Meeting should make arrangements with the selling Securityholder to direct how such Common Shares may be voted at the Meeting. Securityholders who acquire Common Shares after January 23, 2003 should contact Georgeson Shareholder at 1-866-254-7864 (English) or 1-866-258-7293 (French) for information and assistance in connection with voting such shares at the Meeting.

Solicitation of Proxies

      This Third Supplement is provided in connection with the continuing solicitation of proxies by management of Fording for use at the Meeting to be held at the time and place and for the purposes set forth in the Notice of the Postponed Special Meeting enclosed with this Third Supplement.

      The solicitation will be primarily by mail, but proxies may also be solicited personally by telephone or other personal contact by representatives or agents of Fording retained to assist in the solicitation of proxies in Canada and the United States. The cost of preparing, assembling and mailing this Third Supplement, the Notice of the Postponed Special Meeting, the forms of proxy and any other material relating to the Meeting has been or will be borne by Fording. Fording will reimburse brokers and other entities for reasonable costs incurred by them in mailing materials to Securityholders in connection with the Meeting.

      To be represented at the Meeting, a Securityholder must attend in person or be represented by proxy. Securityholders who are unable to attend the Meeting, including any adjournment or any further postponement thereof, in person are requested to date, sign and return the NEW WHITE proxy or the voting instruction form accompanying this Third Supplement in accordance with the instructions set out below, or date, sign and return such other form of proxy properly prepared for use at the Meeting, provided such other form of proxy is executed on or after the date of mailing this Third Supplement. Proxies executed on a date prior to the mailing of this Third Supplement will not be voted or counted at the Meeting.

      In order to vote, Securityholders must submit a new proxy in respect of the Amended Arrangement Resolution. Proxies previously submitted in respect of the Arrangement described in the Information Circular, or in respect of the Enhanced Arrangement described in the First Supplement and the Second Supplement, will not be valid for voting in respect of the New Arrangement.

     Registered Shareholders and Optionholders

      To be represented at the Meeting registered Shareholders and Optionholders must either: (a) attend the Meeting in person; or (b) sign, date and return the enclosed NEW WHITE form of proxy, or such other proper form of proxy prepared for use at the Meeting, prior to the deadline on Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time), or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the Meeting:

•	by mail (a pre-paid, pre-addressed return envelope is enclosed), by hand or by courier to the address listed on your form of proxy

•	by fax toll free to 1-866-249-7775 (Canada and U.S.), or direct dial to 416-263-9524 (international)

•	by telephone to:

Registered Shareholders
1-866-207-5352 (toll free, Canada and US)
312-360-5352 (international)

Optionholders
1-888-660-5442 (toll free, Canada and US)
312-360-5442 (international)

(enter the Holder Account Number and Proxy Access Number from your form of proxy)

•	using the Internet at www.computershare.com/ca/proxy (enter the Holder Account Number and Proxy Access Number from your form of proxy).

     Non-Registered Shareholders

      The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders hold Common Shares through brokers or other intermediaries and their nominees and not in their own name.

      Shareholders who do not hold their Common Shares in their own name (referred to in this section as “non-registered Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker or other intermediary, then in almost all cases those shares will not be registered under the name of the Shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder’s broker or intermediary or an agent of that broker or intermediary. Shares held by brokers, intermediaries or nominees of brokers and intermediaries can only be voted (for or against any resolution or withheld from voting) upon the instructions of the non-registered Shareholder. Without specific instructions, brokers, intermediaries and nominees are prohibited from voting shares for their clients.

      Applicable regulatory policy requires brokers and intermediaries to seek voting instructions from non-registered Shareholders in advance of shareholders’ meetings. Every broker and agent has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instructions form or proxy supplied to a non-registered Shareholder by or on behalf of the non-registered Shareholder’s broker or intermediary is limited to instructing the broker or intermediary how to vote on behalf of the non-registered Shareholder. A non-registered Shareholder receiving a voting instruction form or proxy from a broker, an intermediary or an agent of a broker or intermediary cannot use that document to vote Common Shares directly at the Meeting. Instead, the voting instruction form or proxy must be returned pursuant to the instructions accompanying it well in advance of the deadline for the receipt of proxies in order to have such shares voted.

      Although non-registered Shareholders may not be recognized directly at the appropriate meeting for the purpose of voting Common Shares registered in the name of the broker, intermediary, agent or nominee, a non-registered Shareholder may attend at the appropriate meeting as proxyholder and vote the Common Shares in that capacity.

      Non-registered Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the non-registered Shareholder should enter their own name in the blank space on the proxy provided to them and return the same to their broker or intermediary (or the agent of the broker or intermediary) in accordance with the instructions provided by such broker, intermediary or agent, well in advance of the deadline for the receipt of proxies.

      Non-registered Shareholders will receive instructions from their brokers or intermediaries on how to vote by mail, fax, telephone or using the internet. It is important that your new voting instruction form or white form of proxy be received by your broker or intermediary or its agent sufficiently in advance of the deadline on Tuesday, February 18, 2003 at 2:00 p.m. (Mountain Standard Time) to enable the broker, intermediary or agent to provide voting instructions on your behalf before the deadline.

Appointment of Proxyholder

      The persons named in the accompanying proxy are directors of Fording. A Securityholder has the right to appoint a person (who need not be a Securityholder), other than the persons designated in the accompanying proxy, to represent the Securityholder at the Meeting. Such right may be exercised by inserting the name of such person in the blank space provided in such proxy.

Revocability of Proxies

      A Securityholder who has given a proxy may revoke the proxy by filing an instrument in writing prepared for the purpose of the Meeting, executed by the Securityholder or by the Securityholder’s duly appointed attorney (the “Revocation”), with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), by personal delivery, courier, mail or toll free facsimile transmission to 1-866-249-7775 or direct dial facsimile transmission to (416)-263-9524), at any time up to and including the last Business Day preceding the date of the Meeting, or by filing the Revocation with the Chair of the Meeting prior to the commencement of the Meeting. The execution of a proxy will not affect a Securityholder’s right to attend the Meeting and vote in person provided such proxy is revoked prior to the commencement of the Meeting in the manner indicated above.

Voting of Proxies

      Securities represented by properly executed proxies in the enclosed form (if executed in favour of the Corporation’s nominees and deposited as provided in the Notice of the Postponed Special Meeting) will be voted or withheld from voting in accordance with the instructions of the Securityholder on any ballot that may be called. If the Securityholder specifies a choice with respect to any matter to be acted upon at the Meeting, Securities represented by properly executed proxies will be voted accordingly.

      In the absence of any instructions on the proxy, the Securities which such proxy represents will be voted:

(a)	“FOR” the Amended Arrangement Resolution;

(b)	“FOR” the Unitholder Rights Plan Resolution; and

(c)	“FOR” the PWC Resolution,

to the extent such Securities are entitled to vote on the resolution in question.

      Each of Teck, Westshore, Sherritt and OTPP, together with their affiliates, has agreed to vote its Common Shares, if any, in support of the Resolutions. OTPP holds 3,150,260 Common Shares representing approximately 6.1% of the total votes eligible to be cast at the Meeting. Each of the members of the Board of Directors has advised Fording that he intends to vote his Fording securities in favour of the Resolutions.

Timing

      If the Meeting is held as scheduled on February 19, 2003 and is not adjourned or postponed, and the other necessary conditions to the New Arrangement are satisfied or waived, the Corporation intends to apply to the Court on February 20, 2003 for the Final Order approving the New Arrangement. If the Final Order is obtained in a satisfactory form and all other conditions set forth in the New Combination Agreement are satisfied or waived, the Corporation expects that the Effective Date will occur in late February. The Effective Date will be confirmed by press release.

      In such event, it is expected that Participating Shareholders of record at the close of business on the Proceeds Date will be entitled to receive the Units and cash proceeds available under the New Arrangement and such consideration will be available shortly thereafter. The Proceeds Date will be the second trading day on the TSX following the Effective Date.

      It is expected that Common Shares will trade until the close of business on the last trading day prior to the Effective Date and that the Units will commence trading on the Effective Date.

DISSENTING SHAREHOLDER RIGHTS

      Pursuant to the Interim Orders, the registered Shareholders entitled to dissent in respect of the New Arrangement and, if the New Arrangement becomes effective, to receive the fair value of their Common Shares in accordance with the provisions of Section 190 of the CBCA, as modified by the Interim Orders and the New Plan of Arrangement, are those who are registered Shareholders as of the revised Record Date of January 23, 2003 and who deliver dissent notices after the mailing of this Third Supplement. Failure to strictly comply with the requirements of Section 190 of the CBCA, as modified by the Interim Orders and the New Plan of Arrangement, may result in the loss of such right.

      Registered Shareholders who wish to dissent and who have previously delivered a dissent notice in accordance with the instructions provided in the Information Circular must deliver a new dissent notice in accordance with those instructions. The right to dissent is further described in the Information Circular.

      Only those registered Shareholders of record as of the revised Record Date of January 23, 2003 who have submitted a dissent notice after the mailing of this Third Supplement may dissent.

      Dissent notices must be received on or before 2:00 p.m. (Mountain Standard Time) on February 18, 2003 by the Corporate Secretary of Fording c/o Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 (Attention: Stock Transfer Services), or by facsimile transmission to (403) 267-6529 (Attention: Stock Transfer Services) or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting.

CASH OPTION/UNIT OPTION ELECTION PROCEDURE

      Under the New Arrangement each Shareholder has the opportunity to elect either the Cash Option, the Unit Option, or a combination thereof, as consideration for their Common Shares. OTPP has agreed to elect the Unit Option in respect of all of its Common Shares and it will not be subject to pro ration.

     Registered Shareholders

      Each registered Shareholder can make its election by signing, dating and returning the enclosed GREEN Election Form indicating such holder’s election. Each registered Shareholder must return the GREEN Election Form by hand or courier to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions Department), by mail to Computershare Trust Company of Canada, P.O. Box 7021, 31 Adelaide St. East, Toronto, Ontario M5C 3H2 (Attention: Corporate Actions Department) or by toll free (Canada or the US) facsimile transmission to (866) 227-7268 or to (416) 981-9663 by 2:00 p.m. (Mountain Standard Time) on February 18, 2003 or such later date as the Board of Directors determines.

      Shareholders do not need to submit with the Election Form certificates representing their Common Shares. In order to receive the consideration under the New Arrangement, Shareholders must be Shareholders of record on the Proceeds Date. Following the Proceeds Date, the certificates will not represent any value.

      Any registered Shareholder, even a Shareholder who has previously submitted an Election Form, who does not deposit the enclosed GREEN Election Form, duly completed, prior to the deadline, or otherwise does not fully comply with the requirements of the Election Form, will be deemed to have elected the Unit Option in respect of its Common Shares. All previously submitted Election Forms are null and void. All Shareholders who wish to make an election must submit the GREEN Election Form accompanying this Third Supplement. Additional GREEN Election Forms may be obtained from Computershare or Georgeson Shareholder.

     Non-Registered Shareholders

      Non-registered Shareholders will not receive an Election Form with this Third Supplement and must contact their intermediary or broker to make their election. Any non-registered Shareholder who does not make an election through their intermediary or broker will be deemed to have elected the Unit Option.

Distribution of Unit Certificates and Cash

      If the New Arrangement proceeds, it is expected that Shareholders of record at the close of business in Calgary, Alberta on the Proceeds Date will be entitled to receive either or both certificates representing the Units and cheques representing the cash component of their consideration, subject to withholding tax if any. Small Non-Board Lot Holders will receive cheques in an amount per share equal to the Common Share Trading Price, subject to withholding tax if any.

      As soon as practicable after the Proceeds Date, certificates representing the Units and cheques will be mailed by the Transfer Agent to Shareholders and Small Non-Board Lot Holders as applicable. Shareholders will not be required to send in the certificates for their Common Shares in order to receive the Unit certificates and the cheques.

DISTRIBUTION POLICIES

The Fund and New Fording Distribution Policy

      It will be the policy of the Fund to distribute all of the Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month. To the extent that distributions do not exceed the taxable income of the Fund, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to holders of record on December 31st of each year. In the event that the Trustees of the Fund determine that the Fund does not have sufficient available cash to make the full amount of any distribution, the payment of such distribution may be made in Units.

      It is anticipated that the board of directors of New Fording will distribute its Available Cash to the Fund plus an amount equal to the expenses payable by the Fund, subject to compliance with legal and contractual obligations, by way of interest on the Subordinated Notes, redemptions of New Fording Preferred Shares, dividends or other distributions on the New Fording Common Shares and principal repayments on the Subordinated Notes. Such distributions will be made quarterly based primarily on New Fording’s expected results for the quarter but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the prior period is greater than or less than the expected results in the period. Available Cash will be determined after provision for cash reserves which includes the proportionate share of cash reserves at the Partnership level.

      Unitholders will receive Special Distributions totalling $70 million, payable in two instalments to holders of record at the end of each of the first two quarters of 2003 in addition to the regular distributions of the Fund. The aggregate of the Special Distributions will be approximately $1.48 per Unit.

Partnership Distribution Policy

      The Partnership will distribute to its Partners, in proportion to their respective Distribution Entitlements, their portion of Partnership Distributable Cash on a monthly basis. Partnership Distributable Cash means, in general, cash from operations of the Partnership, before changes in non-cash working capital less:

(i)	payment of debt obligations, if any;

(ii)	Sustaining Capital Expenditures of the Partnership; and

(iii)	allocations to a reserve for reasonably anticipated working capital and capital expenditure requirements (provided that it is understood that reasonable use will be made of the Partnership’s operating lines for working capital purposes).

      The amount of the allocation to the reserve by the Partnership in any period will be determined jointly by Teck and New Fording.

PRO FORMA FINANCIAL INFORMATION AND SENSITIVITY ANALYSIS

FOR THE FORDING CANADIAN COAL TRUST

      The Unaudited Pro forma Statements of Income and Distributable Cash presented below are derived from and should be read in conjunction with the historical financial statements of Fording incorporated by reference into this Third Supplement, the historical financial statements of the Prairie Operations set out at Appendix “I” of this Third Supplement, the historical financial statements of the Elkview Mine set out at Appendix “F” to the First Supplement, the historical financial statements of the Luscar mine and the Line Creek mine set out at Appendix “H” to this Third Supplement and the unaudited pro forma financial statements of the Fording Canadian Coal Trust set out at Appendix “G” to this Third Supplement.

      These unaudited pro forma statements are not necessarily indicative of the results of operations or financial position which would have been achieved had the New Arrangement occurred on January 1, 2001, and may not be indicative of future operating results or the Fund’s financial condition in future periods. See “Factors Influencing Available Cash Before Reserve of the Fund” below for an illustration of the impact of coal sales prices, volumes and foreign exchange forward contracts on the Available Cash Before Reserve.

Fording Canadian Coal Trust

Unaudited Pro forma Consolidated Financial Information

($ millions except per Unit amounts)

	Nine months
	Ended	Year ended
	September 30,	December 31,
	2002	2001

Pro forma Statement of Income
Revenue(1)	$$768.8	$1,065.4
Cost of sales	594.9	835.6
Selling, general and administrative expenses(2)	14.4	16.3
Depreciation and depletion	53.8	64.9
Brooks capital expense	5.1	—
Interest and other expenses	12.8	24.1

Income before income taxes	87.8	124.5
Current mineral taxes	11.7	13.7
Current Canadian and foreign income taxes	(0.4)	12.0
Future income taxes	2.5	(6.5)

Net income	$74.0	$105.3

Pro forma Statement of Distributable Cash
Net income	$74.0	$105.3
Non cash items	63.4	62.4
Capital expenditures, net(3)	(31.5)	(51.5)

Available Cash Before Reserve	$105.9	$116.2
Reserve(5)	—	—

Distributable Cash	$105.9	$116.2

Distributable Cash per Unit(4)(5)	$2.24	$2.41

Notes:

(1)	Gains and losses on foreign exchange forward contracts are used as hedges and are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the contract is settled.

(2)	Including additional selling, general and administrative expenses of $2.0 million per year for Fund related expenses.

(3)	Amounts reflected in these pro forma statements are the Fund’s proportional share of historic capital expenditures, net of proceeds on disposal of fixed assets. The Fund’s proportionate share of Sustaining Capital Expenditures is expected to average approximately $40 million per annum over the next several years.

(4)	Distributable Cash per Unit is calculated assuming a weighted average of 47.3 million Units for the nine month period ended September 30, 2002 and 48.1 million Units for the year ended December 31, 2001.

(5)	For presentation purposes, no reserve has been assumed. Actual distributions will be a function of actual Available Cash Before Reserve and the reserves, if any, established by the Partnership and by New Fording. Reserves at the Partnership level require the approval of both Teck and New Fording. It is not currently anticipated that material reserves will be established in 2003. Distributions in the first two quarters of 2003 will be augmented by the Special Distributions of approximately $0.74 per Unit in each quarter. See “Distribution Policies”.

     Factors Influencing Available Cash Before Reserve of the Fund

      Management of Fording has provided this analysis to assist Securityholders in considering some of the material factors that would have affected the distributions of the Fund and the amount of Available Cash Before Reserve had the Fund been in existence for the year ended December 31, 2001 and the nine months ended September 30, 2002. The following analysis is not a forecast or a projection of future results.

Sensitivity in Changes in Operating Parameters

      The operating results and cash flows of the Partnership and consequently those of the Fund will be sensitive to export coal sales volumes and prices. The following table illustrates the estimated effect on the Fund’s Available Cash Before Reserve, after giving effect to the New Arrangement, for the year ended December 31, 2001 and for the nine months ended September 30, 2002 resulting from hypothetical changes in such volumes and prices at the Partnership level.

	Nine months ended	Year ended
	September 30, 2002	December 31, 2001

	($ millions except per Unit amounts)
Change in export coal sales price of US$1 per tonne
Change in Available Cash Before Reserve	$16	$24
Change in Available Cash Before Reserve per Unit	$0.35	$0.50
Change in export coal sales and production volume of 1 million tonnes at average US$ sales price
Change in Available Cash Before Reserve	$14	$12
Change in Available Cash Before Reserve per Unit	$0.30	$0.25

Foreign Exchange

      Exchange rate movements can have a significant impact on results because a significant portion of Fording’s operating costs are, and the Partnership’s operating costs will be, incurred in Canadian dollars and most of the revenues of the business are earned in U.S. dollars. To manage this exposure, the Corporation has historically entered into foreign exchange forward contracts.

      Gains and losses on foreign exchange forward contracts used as hedges are recognized in income in the period that the hedged exposure is recognized, which is the same period in which they are settled. Foreign exchange losses of $60 million would have been realized at the Partnership level for the year ended December 31, 2001 and $69 million would have been realized at the Partnership level for the nine months ended September 30, 2002.

      The foreign exchange forward contracts for the year ended December 31, 2001 were at an average US$/Cdn$ rate of 0.70 and for the nine months ended September 30, 2002 were at an average US$/Cdn$ rate of 0.69, compared to the actual average foreign exchange rates of 0.65 and 0.64, respectively.

      The following table illustrates the estimated effect on the Fund’s Available Cash Before Reserve, after giving effect to the New Arrangement, for the year ended December 31, 2001 and for the nine months ended September 30, 2002 assuming the foreign exchange forward contracts had not existed.

	Nine months ended	Year ended
	September 30, 2002	December 31, 2001

	($ millions except per Unit amounts)
Impact of removal of foreign exchange hedges
Increase in Available Cash Before Reserve	$43	$37
Increase in Available Cash Before Reserve per Unit	$0.92	$0.78

      The Partnership will assume Fording’s existing foreign exchange forward contract positions. Fording had foreign exchange forward contracts outstanding at December 31, 2002 for the years 2003 to 2006, in the following amounts and rates.

		Average Exchange Rates
	Amount Hedged
Year	(millions of US$)	(Cdn$/US$)	(US$/Cdn$)

2003	$585	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

Total	$1,469

      As at January 24, 2003, the Bank of Canada noon exchange rate for Cdn$/US$ was 1.5221 and US$/Cdn$ was 0.6570.

GOVERNANCE OF THE FUND AND NEW FORDING

Governance of the Fund

      The Fund will have nine Trustees. The initial Trustees will be:

Lloyd Barber;
Michael A. Grandin;
Christoph Koether;
Michael Parrett;
Harry G. Schaefer;
William W. Stinson;
Robert J. Wright;
Peter Valentine; and
John B. Zaozirny.

      Messrs. Grandin, Schaefer and Zaozirny are currently independent directors of Fording. Following completion of the New Arrangement, Messrs. Grandin, Koether, Parrett, Schaefer, Valentine and Zaozirny will be Trustees independent of OTPP, Sherritt, Teck and Westshore. A brief biography and description of the principal occupation of each of the initial Trustees is included at the end of this section.

      A majority of the Trustees will be independent of Teck, Westshore, OTPP and Sherritt. The Trustees will be elected annually by Unitholders commencing at the first annual meeting of Unitholders to be held in 2004.

      Each of OTPP and Sherritt (acting together), Teck and Westshore will enter into a separate Governance Agreement with the Fund, but not with each other, pursuant to which that investor will be entitled to nominate one Trustee for election by Unitholders, provided that:

(a)	no employee of the Fording Coal Partnership may be a Trustee;

(b)	in respect of Teck’s right to nominate, Teck holds at least 4.5% of the outstanding Units;

(c)	in respect of Westshore’s right to nominate, Westshore holds at least 4.5% of the outstanding Units; and

(d)	in respect of OTPP and Sherritt’s collective right to nominate, OTPP and Sherritt collectively hold at least 4.5% of the outstanding Units and its nominee is independent of both OTPP and Sherritt.

      Although the initial Trustees will include a nominee of CONSOL, CONSOL will have no ongoing right to nominate a Trustee for election. The balance of the Trustees will be nominated for election by Unitholders by the Governance Committee of the Trustees. Each of Teck, Westshore, OTPP and Sherritt will agree with the Fund, but not with each other, in its respective Governance Agreement to vote its Units for the nominees as Trustees who are determined in accordance with the Governance Agreements, so that a majority of the Trustees will be independent of Teck, Westshore, OTPP and Sherritt.

      The Chairman and CEO of the Fund will be selected by the Trustees from among the independent Trustees. The initial Chairman and CEO of the Fund will be Michael A. Grandin and the initial officers of the Fund will be James G. Gardiner (President) and Allen R. Hagerman (Chief Financial Officer). Any proposed officer of the Fund who is also a director or officer of Teck or the Partnership must be approved by the independent Trustees. The Partnership will assist the Trustees and the Fund’s officers in the administration of the Fund, at the direction of the Trustees, pursuant to an Administration Agreement. See “Governance of the Fund and New Fording — Administration Agreement”.

     Committees

      The Fund will have an Audit Committee and a Governance Committee, membership of which will be determined by the Trustees.

      The Audit Committee will supervise the disclosure of the Fund as a public reporting issuer in accordance with applicable laws, including reviewing the quality and integrity of annual and interim financial statements; reviewing its accounting policies and practices; retaining, directing, and monitoring independence of the external auditors; and reviewing the adequacy and effectiveness of the Fund’s system of internal controls and procedures.

      The Governance Committee will be responsible for monitoring Trustee performance, Trustee nominations other than Trustees entitled to be nominated by Sherritt and OTPP (acting together), Teck and Westshore, establishing Trustee compensation and developing and monitoring the Fund’s approach to corporate governance issues.

     Unitholder Rights Plan

      OTPP, as well as any other person who for purposes of the Unitholder Rights Plan is deemed to Beneficially Own 20% or more of the Units outstanding as at the Record Time (as such terms are defined in the Unitholder Rights Plan), will be grandfathered under the Unitholder Rights Plan so long as it does not subsequently increase its Beneficial Ownership of Units by more than 1% of the number of Units outstanding as at the Record Time, other than by way of certain permitted transactions specified in the Unitholder Rights Plan, including the purchase by OTPP at the Effective Date of the Units held by CONSOL pursuant to the Liquidity Agreement between those parties. That agreement requires OTPP to purchase 3.2 million Units from CONSOL, at the option of CONSOL. See “New Combination Agreement — Liquidity Agreement”. The Unitholder Rights Plan is substantially unchanged from that included in the Information Circular, except that the permitted bid provisions will provide that permitted bids must be open for not less than 50 days, rather than not less than 60 days and that OTPP will be grandfathered as described above.

Exercise of Voting Rights Attached to New Fording Common Shares

      The Declaration of Trust will provide that the Trustees shall vote the New Fording Common Shares in favour of the nominees to the New Fording board of directors approved by Unitholders, provided that (i) the nominees are approved by more than 50% of the votes cast at a meeting of Unitholders called for such purpose; (ii) none of the nominees is an employee of the Partnership; (iii) a majority of the nominees are independent of Teck, Westshore, Luscar, OTPP and Sherritt; and (iv) a majority of the nominees are not Trustees.

      The Declaration of Trust will also provide that the Trustees of the Fund shall not, among other things:

(a)	authorize any combination, merger, amalgamation or arrangement of the Fund or New Fording (except in conjunction with an internal reorganization);

(b)	dispose of all or substantially all of the assets of the Fund or New Fording;

(c)	except in conjunction with an internal reorganization or to Unitholders pursuant to the redemption rights of Unitholders, dispose of any securities of New Fording held by the Fund;

(d)	authorize the issuance of any shares in the capital of New Fording other than to the Fund or another wholly-owned subsidiary of the Fund, or except in connection with the satisfaction of the redemption rights in respect of the Units;

(e)	amend the articles of New Fording, except in conjunction with an internal reorganization or except if the independent Trustees determine that there is no prejudice to Unitholders from such amendment;

(f)	liquidate or dissolve New Fording, except in conjunction with an internal reorganization; or

(g)	approve the voluntary termination, dissolution or winding up of the Fund,

without the authorization of at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

      A higher level of Unitholder approval may be required in connection with the disposition by the Fund of 90% or more of the common shares of New Fording in certain circumstances.

Unitholder Dissent Rights

      The Declaration of Trust will provide Unitholders with dissent rights in connection with:

(a)	a compulsory acquisition of Units;

(b)	the disposition of all or substantially all of the assets of the Fund, or any merger, amalgamation or arrangement of the Fund; and

(c)	any transactions by New Fording in respect to which Unitholders have a right to vote, if such matter is a matter for which a Unitholder also would have been granted the right to dissent under Section 190 of the CBCA if such Unitholder was a shareholder of New Fording and not a Unitholder.

Related Party Transaction Approvals

      If either the Fund or New Fording proposes to enter into a contract with a party (or any of its affiliates) which is entitled to nominate a Trustee or a director of New Fording, approval of a majority of the Trustees or directors of New Fording, as appropriate, who were not nominated by that party will be required, in addition to any other legal requirements.

Governance of New Fording

      New Fording will have a board of nine members. The initial members will be:

William A. Bruno;
Michael A. Grandin;
Norman B. Keevil;
Richard Mahler;
Michael Parrett;
Roger Phillips;
Harry G. Schaefer;
William W. Stinson; and
David A. Thompson.

      Messrs. Grandin, Phillips and Schaefer are currently independent directors of Fording. Messrs Bruno, Grandin, Mahler, Parrett, Phillips and Schaefer are independent of OTPP, Sherritt, Teck and Westshore. A brief biography and description of the principal occupation of each of the initial members of the New Fording board is included at the end of this section.

      A majority of the directors of New Fording will be independent of Teck, Westshore, OTPP and Sherritt. The directors of New Fording will be elected annually by the Trustees in accordance with the vote of Unitholders commencing at the first annual meeting of Unitholders to be held in 2004.

      Each of OTPP and Sherritt (acting together), Teck and Westshore will enter into a separate Governance Agreement with the Fund, but not with each other, pursuant to which that investor will be entitled to nominate one director of New Fording for approval by Unitholders, provided that:

(a)	no employee of the Partnership may be a director of New Fording;

(b)	in respect of Teck’s right to nominate, Teck holds at least 4.5% of the outstanding Units;

(c)	in respect of Westshore’s right to nominate, Westshore holds at least 4.5% of the outstanding Units;

(d)	in respect of OTPP and Sherritt’s collective right to nominate, OTPP and Sherritt collectively hold at least 4.5% of the outstanding Units and the joint nominee of OTPP and Sherritt is independent of both OTPP and Sherritt; and

(e)	a majority of the directors of New Fording are not Trustees of the Fund.

      Pursuant to the Luscar/CONSOL Joint Venture Asset Purchase Agreement, CONSOL will be entitled to nominate one director of New Fording for so long as CONSOL holds at least two million Units. The balance of the directors will be nominated by the Governance Committee. Each of Teck, Westshore, OTPP and Sherritt will separately agree with the Fund, but not with each other, in its respective Governance Agreement to vote its Units for the nominees as directors of New Fording who are determined in accordance with the Governance Agreements, so that a majority of the directors of New Fording will be independent of Teck, Westshore, OTPP and Sherritt.

      The Chairman and CEO of New Fording will be selected by the directors of New Fording from among its independent directors. The initial Chairman and CEO of New Fording will be Michael A. Grandin. The initial officers of New Fording will be James G. Gardiner (President) and Allen R. Hagerman (Chief Financial Officer). Any proposed officer of New Fording who is also a director or officer of Teck or the Fording Coal Partnership must be approved by the independent directors of New Fording. The Partnership will support the officers and directors of New Fording in the administration of New Fording, under the supervision of the board of directors of New Fording pursuant to an Administration Agreement. See “Governance of the Fund and New Fording — Administration Agreement”. The Partnership will also provide certain services in respect of the Industrial Minerals Operations. See “Governance of The Fund and New Fording — Services to Industrial Minerals”.

     Committees

      New Fording will have an Audit Committee and a Governance Committee, the members of which will be determined by the directors of New Fording.

      The Audit Committee will supervise the quality and integrity of annual and interim financial statements, including reviewing its accounting policies and practices; retaining, directing, and monitoring independence of the external auditors; and reviewing the adequacy and effectiveness of New Fording’s and the Partnership’s systems of internal controls and procedures.

      The Governance Committee will be responsible for monitoring director performance, establishing director compensation, director nominations other than the directors entitled to be nominated by Sherritt and OTPP (acting together), Teck, Westshore and CONSOL, and developing and monitoring New Fording’s approach to corporate governance issues.

     Change in Control Agreements

      In connection with becoming a public company following completion of the CP Arrangement, Fording entered into agreements with certain members of senior management, which provide for the payment of certain severance benefits if (a) a change in control of Fording occurs and (b) within a three-year period following the change in control, the individual’s employment is terminated by Fording other than for cause, retirement or death, or by the individual for certain defined reasons referred to as “good reason” such as a change in responsibilities or a reduction in salary or benefits. In such event, the individual will receive a lump sum change in control payment equal to the compensation that would have been earned through the end of either a 24 or 36 month severance period depending on the individual. In addition to the lump sum severance payment, the change in control agreements provide that the individual is entitled to certain benefits, including payments under Fording’s compensation plans and continuation of certain insurance plan benefits, for the duration of the severance period. Under these agreements, a “change in control” is defined to include: (i) the acquisition by a person, or by persons acting jointly, of 20% of the outstanding voting shares of Fording; (ii) Fording disposing of all or substantially all of its assets; or (iii) the Board of Directors of Fording determining that a change in control has occurred.

      The New Arrangement, if consummated, will constitute a change in control for the purposes of the agreements summarized above. Accordingly, if the employment of an individual party to one of these agreements is terminated within three years following the change in control by the employer, other than for cause, retirement or death, or by the executive for good reason (as defined in the agreements), then such individual would be entitled to the severance benefits discussed in the preceding paragraph.

      The contribution of the Fording Contributed Assets to the Partnership will constitute “good reason” if they choose to exercise such rights.

Administration Agreement

      Subject to the approval by the Trustees and by the directors of New Fording, the Partnership will provide certain administrative and support services to the Fund and New Fording and its officers under the supervision of the Trustees and directors of New Fording, as applicable, including those services necessary to: (i) ensure compliance by the Fund with continuous disclosure obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled, including relevant information with respect to income taxes; (iv) call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) provide for the calculation of distributions to Unitholders; (vi) attend to all administrative and other matters arising in connection with any redemptions of Units; (vii) monitor compliance with the Fund’s limitations on non-Canadian ownership; (viii) provide reasonable office space and equipment within the premises of the Partnership; and (ix) provide clerical and administrative personnel to assist the Trustees, directors and officers of the Fund and New Fording in the day-to-day operation of the Fund and of New Fording (as it relates to the Fund and Partnership). All reasonable costs and expenses incurred by the Partnership (including a reasonable allocation of overhead) in connection with the provision of these services will be for the account of the Fund. The Partnership has also agreed to supply executives to serve as officers of the Fund and New Fording as reasonably required for the Fund to operate as a public reporting issuer, including permitting such persons to allocate sufficient time to fulfil such roles so that the Fund can operate as a public reporting issuer that is fully compliant with laws and exchange guidelines. The Partnership will be generally responsible for the compensation of officers of the Partnership who serve as officers of the Fund and New Fording.

      The Administration Agreement has an initial five-year term and is renewable for two additional five-year terms at the option of the Fund. The Administration Agreement may be terminated by either party in the event of (i) the insolvency or receivership of the other party; (ii) the default by the other party in the performance of a material obligation under the Administration Agreement, which is not remedied within 30 days after notice thereof has been delivered; (iii) if New Fording ceases to own 10% or more of the Partnership; or (iv) 90 days’ notice by the Fund. Upon termination, the Partnership will be entitled to reimbursement for any severance costs of Partnership personnel who are primarily devoted to the provision of such services and to reimbursement of other reasonable costs attributable to the termination, but otherwise there will be no termination fees.

Services to Industrial Minerals

      The Partnership will provide certain services to New Fording in connection with the Industrial Minerals Operations, subject to the direction of the board of directors of New Fording, pursuant to a services agreement. Such agreement will provide for certain services comparable to those currently provided by Fording in respect of such division. The Partnership will be reimbursed for all costs including a reasonable allocation of Partnership overhead. The services agreement will have an initial term of five years and will be renewable for two additional terms of five years at the option of New Fording. The agreement may be terminated by either party in the event of (i) the insolvency or receivership of the other party; (ii) the default by the other party in the performance of a material obligation under the agreement which is not remedied within 30 days after notice thereof has been delivered; or (iii) 90 days’ notice by New Fording. In addition, such agreement will terminate upon the sale or other disposition of the operation. Upon termination, the Partnership will be entitled to reimbursement for any severance costs of Partnership personnel primarily devoted to providing services to the division, and to reimbursement of other reasonable costs attributable to the termination, but otherwise there will be no termination fees.

Compensation Plans

     Compensation of Trustees

      The compensation paid to the Trustees of the Fund will be determined by the Governance Committee of the Fund. Trustees of the Fund are expected to receive compensation that is competitive with compensation provided to directors of comparable Canadian mining and resource enterprises.

     Compensation of Directors of New Fording

      The compensation paid to directors of New Fording will be determined by the Governance Committee of New Fording. Directors of New Fording are expected to receive compensation that is competitive with compensation provided to directors of comparable Canadian mining and resource enterprises.

     Executive Compensation

      Substantially all of the persons employed by Fording in the businesses to be transferred to the Partnership ultimately will become employees of the Partnership.

      Senior management are expected to continue to receive and earn pension and other benefits and entitlements as employees of the Partnership without material change from their current and planned arrangements.

      Under the Enhanced Arrangement, compensation for senior executives was anticipated to consist mainly of a base salary, a short-term incentive plan, a medium-term incentive plan, the Ownership Matching Plan, the Employee Trust Unit Purchase Plan and an ongoing option plan to replace the unissued portion of the existing option plan all as described in the Information Circular and the First Supplement. The Board and executives received advice from an independent consultant as to the comparability of such plans to existing Fording arrangements.

      The executive compensation and compensation policies applicable to such employees may be changed from Fording’s current and planned compensation and compensation policies as a result of the New Arrangement. Any changes to the form and content of executive compensation will be determined by the managing partner subject to the general consent of New Fording as part of the approval of the annual operating budget and subject to the terms of the New Combination Agreement. The New Combination Agreement provides that Fording employees while employed by New Fording or the Partnership shall be provided compensation arrangements until the third anniversary of the Effective Date which are, in the opinion of the continuing directors of Fording, no less favourable, in the aggregate, than their existing compensation arrangements.

      As part of the New Arrangement, Fording’s existing Key Employee Stock Option Plan will be terminated. All Options that are issued and outstanding on the Effective Date under such plan will, on the Effective Date, be replaced with Exchange Options granted under the Exchange Option Plan on substantially the same terms as attach to the original Options. No Options have been granted since the announcement of the original income trust transaction on October 21, 2002, nor will any Options be granted on or prior to the Closing Time. As at December 31, 2002, 775,188 Options were issued and outstanding. See “Other Information Regarding the New Arrangement — Treatment of Optionholders”.

      A key employee unit option plan of the Fund is not part of the New Arrangement. The determination as to whether to provide a similar plan or other long-term incentive arrangement or otherwise provide for an increase in compensation or other adjustment to compensation arrangements which is no less favourable in the aggregate to key employees will be made by the Partnership in conjunction with the Trustees (if the issue of Units is involved), subject to the terms of the New Combination Agreement.

Biographies

      The following is a brief biography and description of the principal occupation of the persons who will be the initial Trustees of the Fund and/or initial members of the board of directors of New Fording:

Lloyd I. Barber, O.C.

      Dr. Barber is currently President Emeritus of the University of Regina, a position he has held since 1990. From 1976 to 1990, Dr. Barber was President of the University of Regina. Dr. Barber is a Director of Teck Cominco Limited, the Bank of Nova Scotia, CanWest Global Communications Corp., Molson Inc. and Greystone Capital Management. Dr. Barber is a Companion of the Order of Canada.

William A. Bruno

      Mr. Bruno is currently Vice President, International Business & Development of CONSOL Energy Inc., a position he has held since 2001. Prior to that he served as a Vice President in corporate planning positions since 1989, and has 25 years of service with CONSOL Energy Inc. Mr. Bruno holds a Masters of Business Administration degree from Stanford University and Masters and Bachelor of Science degrees in civil engineering from Cornell University. Mr. Bruno serves as a director of Neptune Terminals, St. Clair Hospital and the Cornell Society of Engineers. He is an Associate of the Coal Industry Advisory Board of the International Energy Agency, a Representative of the World Coal Institute, a Member of the American Society of Civil Engineers, and a registered professional engineer.

Michael A. Grandin

      Mr. Grandin is currently a director of Fording, a position he has held since 2001. From October 2001 to April 2002, Mr. Grandin was President of PanCanadian Energy Corporation. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He was Vice Chairman and a director of Midland Walwyn Capital Inc. from 1996 to 1998. He is a director of EnCana Corporation, which was formed through the merger of PanCanadian Energy Corporation and Alberta Energy Company Ltd. in 2002. He is also a director of IPSCO Inc., Enerflex Systems Ltd., Pengrowth Corporation, and BNS Split Corp.

Dr. Norman B. Keevil

      Dr. Keevil is currently Chairman of the Board of Teck, a position he has held since 2001. From 1981 to 2001, he was President and Chief Executive Officer of Teck Corporation, also serving as Chairman from 1989 to 1994. Dr. Keevil is a director of Aur Resources Inc. and the Mining Association of Canada. He holds an honorary Doctor of Laws from the University of British Columbia, and was The Northern Miner Mining Man of the Year in 1979. Among other honours, Dr. Keevil received a Distinguished Service Award from the Prospectors & Developers Association in 1990, and he received the Selwyn G. Blaylock Medal for 1991 from the Canadian Institute of Mining and Metallurgy.

Christoph Koether

      Mr. Koether is currently Executive Vice President-Administration and a Director of CONSOL Energy Inc., positions he has held since 2001. From 1998 until 2001, he held various positions within RWE Rheinbraun AG, including Vice President and Division Head-Corporate Planning and Controlling, and from 1996 to 1997, he was Vice President and Head of the Finance Department and Treasury. He has also been a board member and managing director of various subsidiaries of RWE Rheinbraun AG. Mr. Koether holds a Masters of Business Administration (Diplom-Kaufmann) from Cologne University in Germany.

Richard Mahler

      Mr. Mahler is currently the Executive Vice President and Chief Financial Officer of Finning International Inc., a position he has held since 1990. Finning is the world’s largest Caterpillar dealer which sells, rents, finances and provides customer support services for Caterpillar and complementary equipment in Western Canada, the UK, Chile, Argentina, Uruguay, and Bolivia. From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking, and storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is a director of AG Growth, Selkirk Financial Technologies, and is Vice-Chair of the Vancouver Board of Trade. Mr. Mahler holds a Master of Business Administration degree from McMaster University and a Bachelor of Science degree in Mathematics and Computer Science from the University of Waterloo. He has been awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for Distinguished Service by Simon Fraser University.

Michael Parrett

      Mr. Parrett is an independent consultant with 20 years experience in the mining industry. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 2000 to 2001, Mr. Parrett was President of Rio Algom Limited. In 1999 to 2000, Mr. Parrett became Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer in 1989. Mr. Parrett is a chartered accountant and a graduate of York University.

Roger Phillips, O.C.

      Mr. Phillips is currently a director of Fording, a position he has held since 2001. Mr. Phillips is Chairman of the Governance Committee. He is past President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement at the end of 2001. He is a director of Canadian Pacific Railway Limited, Imperial Oil Limited, Cleveland-Cliffs Inc., the Toronto-Dominion Bank and the C.D. Howe Institute. Mr. Phillips is a Senior Member of the Conference Board, Inc., a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Saucière Investments Inc., a private company. Mr. Phillips was appointed an Officer of the Order of Canada in 1999.

H.G. Schaefer, F.C.A.

      Mr. Schaefer is currently a director of Fording, a position he has held since 2001. Mr. Schaefer is Chairman of the Audit and Pension Committee. He is the President of Schaefer and Associates, a business consulting firm. He is also the Vice Chairman of TransCanada PipeLines Limited, a North American energy company focussed on natural gas transmission and power services, and the Chairman of the Mount Royal College Foundation. He has held these positions since 1998 and 1993, respectively. He served as Chairman of Crestar Energy from 1996 to 2000 and as the Chairman of TransAlta Corporation from 1991 to 1996. He is also a director of Agrium Inc. Mr. Schaefer is a member of the Workers’ Compensation Board of Alberta, Investment Advisory Group. Mr. Schaefer is a former director of Gulf Canada Resources Limited.

William W. Stinson

      Mr. Stinson, a resident of Calgary, is currently the Chairman of Westshore, the Lead Director of Sun Life Financial and a director of Grant Forest Products Ltd. From 1981 to 1985, Mr. Stinson was President of CPL; from 1985 to 1991, he was the President and CEO of CPL; and from 1991 to 1996, he was Chairman and CEO of CPL. From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.

David A. Thompson

      Mr. Thompson is Chief Executive Officer and Deputy Chairman of Teck, a position he has held since July 2001. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd. From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation. Mr. Thompson is a director of the St. Paul’s Hospital Foundation. He is a graduate of the London School of Economics and the Harvard Business School (Advanced Management Program).

Peter Valentine

      Mr. Valentine currently holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary, as well as Interim Vice President (Finance and Services) at the University of Calgary where his responsibilities include organizational governance and process improvement in the areas of accountability, strategic planning and performance measurement. Prior to his present appointment in February 2002, Mr. Valentine served for seven years as the Auditor General of Alberta, providing advice to a wide range of public sector clients such as the Legislative Assembly and Government of Alberta, colleges and universities, regional health authorities and provincial regulatory authorities, including the Alberta Securities Commission. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving during his time with the firm as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with special expertise in the petroleum industry and Canadian securities practice. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission. Mr. Valentine holds a Bachelor of Commerce (with Distinction) from the University of British Columbia.

Robert J. Wright, Q.C., O.C.

      Mr. Wright is currently the Deputy Chairman of Teck, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is a director of the Mutual Fund Dealers Association and the AARC Foundation. He is a member of the Order of Canada.

John B. Zaozirny, Q.C.

      Mr. Zaozirny is currently a director of Fording, a position he has held since 2001. Mr. Zaozirny was a director of the predecessor corporations to Fording from 1986 to 2001. He is counsel to McCarthy Tétrault LLP, Barristers and Solicitors. He has been with McCarthy Tétrault LLP since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Acetex Corporation, Alberta Newsprint Company, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., Middlefield Bancorp Limited, Pengrowth Corporation, Provident Energy Ltd., Ravenwood Resources Inc., Silent Witness Enterprises Ltd. and UMA Group Ltd. He is a Governor of the Business Council of British Columbia. He is a member of the Law Societies of Alberta and British Columbia. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.

PROCEDURES FOR THE NEW ARRANGEMENT BECOMING EFFECTIVE

Steps of New Arrangement

      The New Plan of Arrangement attached to this Third Supplement as Appendix “B” replaces the Plan of Arrangement included as Schedule “A” to Appendix “A” of the Information Circular and the Amended Plan of Arrangement included as Appendix “B” to the First Supplement.

      Fording, Teck, Westshore, OTPP and Sherritt have entered into the New Combination Agreement (see “New Combination Agreement”), which provides for the implementation of the New Plan of Arrangement. The New Combination Agreement contains covenants of each of Fording, Teck, Westshore, OTPP and Sherritt and various conditions which must be satisfied or waived before the parties will be required to effect the New Arrangement. If these conditions are satisfied or waived, such parties will be required to implement the New Plan of Arrangement.

      The New Arrangement will become effective on the Effective Date through a complex series of technical steps that are set out in Section 3.1 of the New Plan of Arrangement attached hereto as Appendix “B”. Each of the events shall occur and shall be deemed to occur on the Effective Date in the sequence set out in the New Plan of Arrangement without further act or formality or other action by any Securityholder. Each of the steps are, without affecting the timing set out in Section 3.1 of the New Plan of Arrangement, mutually conditional, in the sense that no step can occur without all steps occurring, and all of the steps together effect the integrated transaction which constitutes the New Arrangement.

      Each of the Parties to the New Combination Agreement has agreed that the steps to accomplish the New Arrangement may be amended by, among other things, reordering or restructuring the steps, provided it does not create a material disadvantage to any of them.

Conditions to the New Arrangement

      The completion of the New Arrangement is subject to the satisfaction of a variety of conditions, including those described below.

     Securityholder Approval

      The New Arrangement will not be completed unless the Amended Arrangement Resolution providing for the New Arrangement is approved by the affirmative vote of at least two thirds of the votes cast by Securityholders, voting in person or by proxy, at the Meeting.

     New Combination Agreement

      The New Combination Agreement contains a variety of representations, warranties, covenants and conditions which are to be materially true and correct and materially satisfied prior to completion of the New Arrangement. See “New Combination Agreement”.

     Court Approval

      The Final Order must be granted in a form and in substance satisfactory to each of Fording, Teck, Westshore, OTPP and Sherritt and shall not have been modified or set aside in a manner unacceptable to Fording, Teck, Westshore, OTPP or Sherritt, acting reasonably.

      The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, with respect to the issuance of the Units and other securities to Shareholders and any issuance of Exchange Options to Optionholders pursuant to the New Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

     Credit Facilities

      New Fording and the Partnership shall have obtained credit facilities in the aggregate of $540 million. The availability of the New Fording Facilities will satisfy this condition. See “New Fording Credit Facilities”. On a pro forma basis assuming that the New Arrangement had occurred September 30, 2002 the consolidated indebtedness of New Fording (including its proportionate share of Partnership indebtedness) would have been approximately $365 million. The actual amount of indebtedness outstanding at the Effective Date will vary, but is expected to be lower than such pro forma amount.

     Stock Exchange Approval

      The completion of the New Arrangement is conditional on Fording obtaining the approval of the TSX to the issuance and the listing on the TSX of the Units to be distributed to its Shareholders pursuant to the New Arrangement. Further, the Units must also be listed on the NYSE, subject to official notice of issuance.

     Other Material Consents

      The New Arrangement will not be completed unless the consents to the implementation of the New Arrangement required under the CP Arrangement Agreement, FX Acknowledgements and the CPR Agreement are obtained or waived.

      The consent required with respect to the transfer to SCPII (or an affiliated entity of OTPP and Sherritt) of the Genesee Agreements comprising part of the Prairie Operations has been obtained.

     Competition Act Approval

      The Competition Act requires a pre-merger notification to the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and, in case of the acquisition of voting shares of a corporation or of an interest in a combination, that exceed an additional threshold relating to the percentage of voting shares or the proportion of the profits of the combination or its assets on dissolution to which the person or persons acquiring the interest is or are entitled.

      If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. The parties to the transaction may choose to file either a short form (generally with a 14 day waiting period) or a long form (with a 42 day waiting period), but if the parties file a short form, the Commissioner may, within 14 days, require a long form, in which case the proposed transaction generally may not be completed until 42 days after the parties file a long form. Alternatively, where the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal (the “Tribunal”), the Commissioner may issue an advance ruling certificate (an “ARC”), which exempts the transaction from the statutory notification requirements.

      The Commissioner’s review of a transaction may take longer than the statutory waiting period, depending upon whether the transaction is classified by the Commissioner as non-complex, complex or very complex.

      Whether or not a pre-merger filing is required, the Commissioner may apply to the Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act), and if the Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of the assets or shares involved.

      The transactions contemplated by the New Arrangement require pre-merger notification to the Commissioner and would be a “merger” for the purposes of the merger provisions of the Competition Act. The parties intend to make a short-form pre-merger notification filing in respect of the New Combination Agreement shortly. The parties will also request that the Commissioner issue an ARC. If the Commissioner does not issue an ARC, the parties may complete the proposed transaction after the expiry of the waiting period. Fording previously received approval in respect of the Enhanced Arrangement and SCAI received approval in respect of the SCAI Offer.

      Fording does not believe that any action, other than the pre-merger notification filing, is required in connection with the New Arrangement under the Competition Act or that the Commissioner would have grounds to apply to the Competition Tribunal for an order of the type referred to above. Nevertheless, there can be no assurance that a challenge to the New Arrangement on Canadian competition law grounds will not be made or, if such challenge is made, of the results.

     Competition Approval in Other Jurisdictions

The United States

      The New Arrangement does not require any filings or notifications under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The European Union

      Several of the parties conduct business in member states of the European Union. The transaction does not fulfill the criteria for notification and approval pursuant to European Council Regulation No. 4064/89 and is thus subject to review by individual member states of the European Union under their antitrust laws. Notification of the transaction is required in Germany and Belgium.

      Germany: Under the Act Against Restraints of Competition of 27 July 1957, as amended in May 1998, certain transactions may not be consummated until the German Federal Cartel Office (the “Bundeskartellamt”) has cleared the transaction or the relevant waiting periods have expired without the Bundeskartellamt having prohibited the transaction. The New Arrangement may not be consummated until the expiration of a one month waiting period following the filing of a complete notification unless the Bundeskartellamt has previously cleared the New Arrangement, subject to extension in certain circumstances. The parties intend to submit a notification to the Bundeskartellamt shortly and will seek approval of the transaction by the Bundeskartellamt prior to the expiration of the initial one month waiting period. Fording previously received approval in respect of the Enhanced Arrangement.

      Belgium: Pursuant to the Belgian Law of August 5, 1991 on the Protection of Economic Competition, as amended April 26, 1999, notice of transactions having a Belgian dimension must be provided to the Competition Council (the “Council”). The Competition Service, a department within Belgium’s Ministry of Economic Affairs, is responsible for investigating transactions. The Reporter, the official of the Competition Service responsible for a particular case, files a report to the Council. The Council must make a determination regarding the legality of the transaction within 45 days of submission of a notification. The Council generally follows the conclusions of the Reporter. During this period, the parties cannot take any irreversible measure which would lead to a lasting change in the market structure in Belgium. Should the Council not have made a determination prior to the closing of the transaction, the parties intend to implement the New Arrangement outside of Belgium, but to take no irreversible measures in Belgium until clearance is obtained from the Council. The parties intend to submit a notification to the Council shortly.

     Other Countries

      Brazil: Under the Antitrust Law of June 11, 1994, certain transactions must be notified to the Administrative Council for Economic Defense (the “CADE”) within 15 business days after either the execution of a transaction or the execution of a binding document, or whichever event may occur first. There are no waiting periods involved in the process. Consequently, transactions may be closed prior to approval by the authorities. The parties intend to submit a notification to the CADE shortly.

      Mexico: Under the Federal Law on Economic Competition and the Regulations of the Law (the “Mexican Law”), the Federal Competition Commission (the “Commission”) must be notified of certain transactions. With respect to transactions entered into outside Mexico, the notification must be filed prior to such transaction having effect in Mexico. There is no waiting period contained within the Mexican Law, and the parties are free to close the New Arrangement immediately following the submission of a filing with the Commission, although the Commission may challenge a transaction after a notification is filed. The parties submitted a notification to the Commission on December 17, 2002 in respect of the Enhanced Arrangement and provided supplemental information on January 27, 2003 in respect of the New Arrangement.

      Turkey: Under the Law on Protection of Competition, the Competition Board must be notified of certain transactions. A notifiable transaction is not effective in Turkey until the expiry of a waiting period which is 30 days from notification, unless the Competition Board grants clearance earlier. The Competition Board has 15 days from receipt of a notification to make a preliminary decision on whether to grant clearance or open a final investigation. If information is required by the Competition Board within this 15 day period, the waiting period of 30 days will commence on the date such information is submitted to the Competition Board. If the Competition Board opens a final investigation it has six months to review the transaction and may extend this period for up to an additional six months. The parties intend to submit a notification to the Competition Board shortly.

      The parties are currently assessing whether filings are required in any other jurisdictions. Although the parties believe that the New Arrangement will not violate any applicable antitrust laws, there can be no assurance that a challenge to the merger on antitrust grounds will not be made in one or more foreign jurisdictions before or after closing and no assurance as to the result of such a challenge.

FORDING COAL PARTNERSHIP

      The following is a summary of the material attributes and characteristics of the Partnership, the partnership to be formed by New Fording, Teck and certain Teck affiliates (QCP and TCBI) pursuant to the Partnership Agreement.

General

      The Partnership will be a general partnership established under the laws of the Province of Alberta to carry on the business of producing and selling metallurgical coal. The Partnership will own and operate the metallurgical coal assets currently held by Teck, Fording and the Luscar/ CONSOL Joint Ventures. Upon completion of the New Arrangement, it is anticipated that the Partnership will be the world’s second largest producer of metallurgical coal.

Management of the Partnership

      Teck, in its capacity as managing partner of the Partnership, will manage and make all decisions relating to the business and affairs of the Partnership, subject to obtaining, in respect of certain matters, the approval of Partners entitled to 95% of the Distribution Entitlements, as described below.

      Teck intends to establish a management team which will be responsible for conducting the day-to-day operations of the Partnership. The management team is expected to be comprised substantially of the existing Fording management team. The Partnership will offer employment to Fording’s employees on conditions no less favourable in the aggregate than those in effect on the Effective Date and will assume Fording’s obligation under its collective agreements for unionized employees.

      James G. Gardiner will be the initial President and Chief Executive Officer and Allen R. Hagerman will be the initial Chief Financial Officer.

      In addition, the Partnership will provide certain administrative and support services to the Fund and New Fording and management services with respect to the Industrial Minerals Operations. See “Governance of the Fund and New Fording — Administration Agreement” and “Governance of the Fund and New Fording — Services to Industrial Minerals”.

Matters Requiring Special Resolution of Partners

      The following matters with respect to the Partnership will require the approval of Partners entitled to 95% of the Distribution Entitlements (a “Special Resolution of Partners”):

(a)	a merger, arrangement, or other similar transaction involving substantially all of the business or assets of the Partnership;

(b)	a reorganization of the structure of the Partnership in a manner that would materially and adversely affect the tax or financial consequences to a Partner;

(c)	any change in the distribution policy of the Partnership;

(d)	a voluntary bankruptcy/ insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the business or assets of the Partnership;

(e)	the liquidation of the Partnership’s assets or dissolution of the Partnership;

(f)	the admission of new partners, other than wholly-owned subsidiaries or affiliates of a Partner;

(g)	any change in Distribution Entitlements, except as contemplated by the Partnership Agreement;

(h)	the suspension of any of the operations of the Partnership’s business for a term in excess of one year;

(i)	annual capital requirements not included in an approved budget in excess of $10 million;

(j)	a decision to continue the Partnership if the Partnership is terminated by operation of law;

(k)	the annual operating and capital plans or budget, including any material amendment thereto, prior to its expiry;

(l)	any sale, lease, exchange, transfer, disposition or assignment of material assets of the Partnership other than as contemplated by the annual operating and capital plans and budget;

(m)	the institution or settlement of litigation in amounts in excess of $1,000,000;

(n)	hedging transactions;

(o)	any delegation by Teck of its powers to manage the Partnership (other than to a wholly-owned subsidiary on terms reasonably acceptable to the independent directors of New Fording);

(p)	allocations to reserves for reasonably anticipated working capital, budget and capital expenditure requirements not contemplated by the approved annual capital plan and budget;

(q)	the entering into of any non-arm’s length transactions;

(r)	any borrowings in excess of the $100 million for working capital purposes; or

(s)	a decision to amend, modify, alter or repeal any Special Resolution of Partners.

Distribution Entitlements

      Each Partner is entitled to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership in proportion to its Distribution Entitlement. Following completion of the New Arrangement, the initial Distribution Entitlements will be as follows:

Distribution
Partner	Entitlement

New Fording	65.000%
Teck	34.833%
QCP	0.164%
TCBI	0.003%

Total	100.000%

      Teck’s Distribution Entitlement will increase by a maximum of 5% to the extent that the Partnership realizes Incremental Returns. The amount of Incremental Returns will be determined at the end of each Coal Year during the next four Coal Years of the Partnership (April 1, 2003 to March 31, 2007). If Incremental Returns are achieved, then Teck’s Distribution Entitlement will increase at the rate of 0.1% for every $1 million of Incremental Return. Any increase in Teck’s Distribution Entitlement will be effective as at the end of the applicable Coal Year and will result in a corresponding dilution in New Fording’s Distribution Entitlement. Teck’s Distribution Entitlements cannot be decreased and New Fording’s Distribution Entitlements cannot be increased, on the basis of subsequent performance.

Distributions

      Pursuant to the Partnership Agreement, Partners will receive Partnership Distributable Cash on a monthly basis, in proportion to their respective Distribution Entitlements. The Partnership’s distribution policy cannot be changed without the consent of New Fording. The extent of reserves established in any year by the Partnership under such policy will be subject to the approval of New Fording as part of establishing annual operating and capital budgets. See “Distribution Policies”.

Allocation of Net Income and Losses

      Income and losses for tax and accounting purposes will be allocated to the Partners in proportion to their Distribution Entitlements. Additionally, unless otherwise agreed by the Partners, the Partnership will claim the maximum permissible discretionary deductions available to it for tax purposes.

      The tax year of the Partnership will be the 12 months ended January 31 of each year.

Other Activities

      Except to the extent otherwise restricted by the Non-Competition Agreement, Partners can engage in other activities unrelated to the production and sale of coal in North America for which they are not liable to account to the Partnership.

Unlimited Liability of Partners

      Except with respect to the Partnership’s guarantee of the New Fording Facilities described under “New Fording Credit Facilities”, Partners have unlimited liability for all debts, liabilities and obligations of the Partnership.

Reporting

      Teck, in its capacity as managing partner, will cause the Partnership to report monthly to the Partners with respect to the operational results and financial performance of the Partnership. In addition, on a quarterly basis, Teck will report to the board of New Fording with respect to such matters and will ensure that New

Fording has access to such other information regarding the Partnership as may be required in respect of public company disclosure.

Sale/Assignment of Partnership Interest

      A Partner may sell, assign, transfer or dispose of its Partnership interest to a subsidiary or affiliate (a “permitted transferee”); however, any intended sale, assignment, transfer or disposition to other than a permitted transferee is subject to a right of first offer to the other Partners.

      The sale by Teck of its interest will be subject to the consent of the independent directors of New Fording, such consent not to be unreasonably withheld.

Non-Competition Agreement

      Each of the Luscar Partnership and Luscar have agreed that, from the Effective Date, it will not operate, own, lease or contract mine any assets or businesses involving metallurgical coal in Canada for a period of five years, except for assets or businesses that primarily produce thermal coal but where metallurgical coal is produced incidentally from such operations (“Byproduct Metallurgical Coal”). Luscar Partnership and Luscar are permitted to sell Byproduct Metallurgical Coal if the Partnership acts as the marketing agent with respect to those sales. The Partnership has agreed to act in a commercially reasonable manner as marketing agent for such sales.

      Each of the Fund, New Fording and the Partnership have agreed that, from the Effective Date, it will not operate, own, lease or contract mine any assets or businesses involving thermal coal in Canada for a period of five years, except for assets or businesses that primarily produce metallurgical coal but where thermal coal is produced incidentally from such operations or when such coal is blended so as to be marketed as metallurgical coal (“Byproduct Thermal Coal”). Each of the Fund, New Fording and the Partnership are permitted to sell Byproduct Thermal Coal without restriction. Subject to the approval of the independent directors of New Fording, the Partnership shall enter into an agreement with Luscar to appoint Luscar as the marketing agent of the Partnership with respect to Byproduct Thermal Coal sales to customers within Canada other than sales under any contracts already in place on the Effective Date, including subsequent extensions. The agency contract shall be on arm’s length commercial terms. The contract shall have a term of five years, terminable at the election of the Partnership with the approval of the independent directors of New Fording at any time after the expiry of two years.

NEW FORDING CREDIT FACILITIES

      In the event the New Arrangement is completed, Fording’s existing credit facility will not be appropriate for use, either by the Partnership or New Fording, as it contains covenants that would technically be violated by New Fording’s anticipated capital structure following completion of such transaction. Fording, on behalf of New Fording and the Partnership, has therefore obtained a commitment for a credit facility in the aggregate amount of $540 million (the “New Fording Facilities”) comprised of the following tranches:

New Fording:

(a)	Tranche A — $200 million to be made available in the form of a three year non-revolving term facility; $100 million to be repaid after two years;

(b)	Tranche B — $120 million to be made available in the form of an extendible 364 day revolving one year non-revolving credit facility;

(c)	Tranche C — $100 million to be made available in the form of a three year non-revolving term credit facility; $50 million to be repaid after two years; and

Fording Coal Partnership:

(a)	Tranche D — $120 million to be made available to the Partnership in the form of an extendible 364 day revolving one year non-revolving credit facility.

      Tranche A will be available to New Fording, by way of a single drawdown, to repay the existing Fording credit facility and to implement the New Arrangement. Tranche B will be available to New Fording on a revolving basis to repay the existing credit facility, implement the New Arrangement, and use for general corporate purposes. Tranche C will be available for the purpose of implementing the New Arrangement and making payments to existing Shareholders. Tranche D will be available to the Partnership for working capital, capital expenditures and other operating purposes.

      The New Fording Facilities, other than Tranche D, will be supported by an unsecured guarantee by the Partnership, limited in recourse as against Teck, QCP and TBCI to the assets of the Partnership and the interests of Teck, QCP and TBCI therein, a general security interest over the assets of New Fording and an assignment of New Fording’s interest in the Fording Coal Partnership. The New Fording Facilities will also provide covenants relating to the ratio of consolidated EBITDA (less sustaining capital and consolidated cash tax expense) to consolidated interest expense on consolidated senior debt (as defined in the New Fording Facility), of consolidated senior debt to consolidated EBITDA, of consolidated assets to consolidated senior debt, as well as negative covenants that will include restrictions on the disposition of core mining assets. The New Fording Facilities preclude a distribution by the Partnership to the Partners or by New Fording to the Fund during the continuance of a default or an event of default or if the making of such distribution would result in a default or an event of default. In addition, the New Fording Facilities will limit quarterly distributions from the Partnership to New Fording and from New Fording to the Fund to an amount (the “Quarterly Distribution Limit”) equal to the total quarterly cash flow of the Partnership or New Fording, as the case may be, plus releases of cash reserves, undistributed cash flow from prior periods and proceeds of disposition of assets, minus sustaining capital expenditures in such period, non-sustaining capital expenditures funded from cash flow in such period and scheduled principal payments on consolidated senior debt not paid in such period. In the case of New Fording, Tranche B may be utilized to fund quarterly distributions to the Fund (amongst other reasons, to address timing issues on cash receipts from sales), subject to the requirement that the utilization of Tranche B for such purpose may not permit the distributions to the Fund in the previous four fiscal quarters to exceed the aggregate of the Quarterly Distribution Limits for New Fording for the previous four fiscal quarters. The facility fees and margins assessed in connection with the New Fording Facilities are typical of fees and margins charged by lenders to comparable entities. The arranging banks have the right to syndicate the New Fording Facilities upon consultation with New Fording.

      The Partnership Agreement will provide that during such time as the guarantee of the Partnership securing the New Fording Facilities, other than Tranche D, is in place, New Fording may not sell its interest in the Partnership or carry on any business other than in respect of the Partnership or the Industrial Minerals Operations substantially as currently conducted, unless, in the reasonable judgement of Teck, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of New Fording.

      It is anticipated that $300 million of the New Fording Facilities will have to be refinanced by New Fording as to $150 million within two years and as to $150 million upon expiry in February 2006. Subject to certain restrictions, the Partnership has agreed to provide an unsecured guarantee of such refinanced facilities on a limited recourse basis. The terms of any replacement credit facility could be materially different from the New Fording Facilities.

     New Fording Foreign Exchange Facilities

      Fording generally sells its metallurgical coal in U.S. dollars. A significant portion of Fording costs are incurred in Canadian dollars. Fording also reports (and the Fund will report and pay distributions) in Canadian dollars and therefore fluctuations in the U.S./Canadian dollar exchange rate will affect the Fund’s results. Fording and Teck have historically entered into foreign exchange forward contracts. The foreign exchange forward contracts are settled subject to the terms and conditions stated in the International Swap Dealers Association (“ISDA”) Agreements entered into by Fording and the bank that issued the foreign exchange contract. Fording has ISDA Agreements and foreign exchange forward contracts with six banks. Fording will request each bank that is an ISDA counterparty to consent to the transfer of the ISDA Agreements and foreign exchange forward contracts to the Partnership and that the completion of the New

Arrangement will not result in early termination of, or the occurrence of a default under, the ISDA Agreements. To date, Fording has received confirmation to this effect from its primary banker, the Royal Bank of Canada. Two other banks with whom Fording has ISDA Agreements have obtained credit approval and will participate in the New Fording Facilities. Fording has not entered into new hedging arrangements other than as disclosed herein. The hedging policy of the Partnership will be subject to the approval of the Partners.

OTHER INFORMATION REGARDING THE NEW ARRANGEMENT

Treatment of Optionholders

      As in the Enhanced Arrangement, Optionholders will receive one Exchange Option issued under the Exchange Option Plan for each Option held in order to preserve their existing rights. Such Exchange Options will be fully vested and the exercise price will be adjusted so that the value of such Exchange Options immediately after the exchange is equal to the value of the Options immediately prior to the exchange. It has been agreed that a replacement option plan in respect of Fording’s unissued options will not be part of the New Arrangement.

Treatment of Small Non-Board Lot Holders

      As part of the New Arrangement, Fording will purchase for cash the Common Shares held by Small Non-Board Lot Holders at the Common Share Trading Price.

      A Small Non-Board Lot Holder is a registered holder of Common Shares holding 20 Common Shares or less as of the close of business in Calgary, Alberta, on November 19, 2002 who continues to hold such Common Shares as a registered holder through the Proceeds Date and who has not elected to maintain such holder’s interest in the Fund. Such election must be made by delivering the Small Non-Board Lot Holder Retention of Interest Form to Fording.

      A registered holder of 20 Common Shares or less will have the right to opt out of receiving the cash purchase price and to participate in the New Arrangement by completing and delivering the Small Non-Board Lot Holder Retention of Interest Form that was enclosed with the original Information Circular in the packages sent to registered Shareholders, by hand or by courier to Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Yl (Attention: Corporate Actions Department), by mail to Computershare Trust Company of Canada, P.O. Box 7021, 31 Adelaide St. East, Toronto, Ontario M5C 3H2 (Attention: Corporate Actions Department), or by facsimile transmission to (416) 981-9663, so that it is received no later than 2:00 p.m. (Mountain Standard Time) on February 18, 2003. Additional copies of the Small Non-Board Lot Holder Retention of Interest Form maybe obtained from Computershare or Georgeson Shareholder. Previously submitted Small Non-Board Lot Holder Retention of Interest Forms will be valid for the purpose of electing to participate in the New Arrangement on the same basis as other Shareholders. A registered holder who properly submits a Small Non-Board Lot Holder Retention of Interest Form will be deemed to have elected the Unit Option.

INFORMATION REGARDING THE TECK CONTRIBUTED ASSETS

      Teck provided to Fording the information set forth below concerning the Teck Contributed Assets. Teck has represented the accuracy of this information to Fording. Fording assumes no responsibility and expressly disclaims any responsibility for the accuracy or completeness of such information, and for any omission on the part of Teck or its affiliates to disclose publicly facts or events that have occurred or may affect the accuracy of any such information.

     Coal Operations

      The Elkview Mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current annual design capacity of 6 million tonnes of clean coal with an ability to expand to 7 million tonnes with modest additional capital expenditures. In 2001, the mine produced approximately

5.5 million tonnes of metallurgical coal (2000 — 4.1 million tonnes) and mined approximately 100.7 million tonnes of waste (2000 — 74.3 million tonnes). In the nine months ended September 30, 2002 the mine produced approximately 4.25 million tonnes of clean coal (2001 — 4.0 million tonnes), and mined approximately 82.3 million tonnes of waste (2001 — 74 million tonnes).

      Elkview Mine’s operating profit was $74 million for the year ended December 31, 2001, and $75 million for the nine months ended September 30, 2002. The increase in 2002 was mainly due to higher coal prices and increased sales.

      The property comprising the Elkview Mine consists of eight coal licenses (which have a 20-year life and are automatically renewable on a yearly basis) and fee simple lands including coal rights and covers a surface area of approximately 23,000 hectares. The mine is accessed by an all-weather highway which connects Alberta with British Columbia. The mine operates on a continuous basis, 24 hours a day, 365 days a year, with approximately 690 personnel. The mine has been operating on a nearly continuous basis for over 30 years under a mining permit granted under the Mines Act (British Columbia). Remediation and reclamation permits are in place to permit all facets of the mining process. Additional permits will be required in the future in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed.

      The mine proper and the associated fee simple lands at Elkview Mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the Town of Fernie, British Columbia. The mineral reserves associated with the Elkview Mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

      Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

      The coal produced is a high quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced and make up roughly 30% of the total production. The Elkview Mine uses conventional open pit truck/ shovel mining methods and has developed a 40-year mine plan to develop the mineral reserve. The preparation plant, which has a capacity of 7 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cycloning and heavy media flotation.

      Coal is transported by rail to the Roberts Bank coal port near Vancouver operated by Westshore Terminals Ltd., a subsidiary of Westshore, for shipment to customers in several countries at annually negotiated prices.

     Reserves and Resources

      Reserves and resources as at December 31, 2001 have been estimated by Teck in accordance with National Instrument 43-101, under the supervision of Carel van Eendenburg, P. Eng., who is a qualified person for purposes of the National Instrument. Mr. van Eendenburg is an employee of Elkview Coal Corporation, a subsidiary of Teck. The estimates of coal reserves and resources set forth below incorporate assumptions believed to be reasonable by Teck with respect to coal prices, mining dilution, yields and operating costs, and are based upon parameters and methodologies deemed appropriate by Mr. van Eendenburg. Reserves and resources of coal at Elkview Mine are expressed in tonnes of clean coal.

     Elkview Mineral Reserves and Resources

	Mineral Reserves		Resources

	Proven	Probable	Measured	Indicated	Inferred

	Tonnes	Tonnes	Tonnes		Tonnes
	(000’s)	(000’s)	(000’s)		(000’s)
Coal	167,900	92,200	20,500	—	880,000

INFORMATION REGARDING THE LUSCAR CONTRIBUTED ASSETS

      Sherritt and OTPP provided to Fording the information set forth below concerning the Luscar Contributed Assets. Sherritt and OTPP have represented the accuracy of this information to Fording. Fording assumes no responsibility and expressly disclaims any responsibility for the accuracy or completeness of such information, and for any omission on the part of Sherritt or OTPP or their respective affiliates to disclose publicly facts or events that have occurred or may affect the accuracy of any such information.

     Overview

      The Luscar Contributed Assets to be indirectly acquired by the Partnership from the Luscar/ CONSOL Joint Ventures will consist principally of the following:

•	a 100% interest in the Line Creek mine;

•	a 100% interest in the Luscar mine;

•	a 100% interest in the undeveloped Cheviot mine project;

•	a 46.4% interest in Neptune Terminals; and

•	the coal and mineral reserves and resources related to the above metallurgical and mineral properties.

     Line Creek Mine

      The Line Creek mine is currently a 50/50 joint venture between Luscar and CONSOL. The Line Creek mine is located approximately 22 kilometres north of Sparwood, British Columbia, and is adjacent to the Greenhills mine and in close proximity to the Fording River mine. The Line Creek mine supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Operations at this mine commenced in 1981. A predecessor to Luscar acquired the operations of the Line Creek mine in 1992. The mine’s annual production capacity is currently being expanded to 3.2 million tonnes of metallurgical coal and 0.4 million tonnes of thermal coal. In 2001, sales were 2.4 million tonnes of metallurgical coal and 0.6 million tonnes of thermal coal. The mine’s proven reserves were 57.0 million tonnes as at December 31, 2001.

      The bituminous metallurgical and thermal coal at the Line Creek mine are mined from several seams lying in a syncline. The seams average one to 12 metres in thickness, with the thickest seam reaching 15 metres in several places.

     Luscar Mine

      The Luscar mine is currently a 50/50 joint venture between Luscar and CONSOL. The Luscar mine is located approximately 42 kilometres south of Hinton, Alberta. It supplies metallurgical coal to a variety of international steel producers. The Luscar mine commenced operations in 1970. Annual production capacity at the Luscar mine is 2.8 million tonnes and 2001 sales were 3.0 million tonnes. As at December 31, 2001, the Luscar mine’s proven and probable reserves were 3.4 million tonnes.

      The bituminous metallurgical coal at the Luscar mine is mined from a seam which has an average thickness of 10 to 12 metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.

      This mine is scheduled to close in early 2004 due to the depletion of reserves and the associated reclamation and mine closure costs have been accrued.

     Cheviot Mine Project

      The Cheviot mine project is currently a 50/50 joint venture between Luscar and CONSOL. The Cheviot mine project is located at the site of the inactive Mountain Park mine, which Luscar operated from 1911 to 1950. The Cheviot mine project is situated in close proximity to the Luscar mine, which the Luscar/

CONSOL Joint Ventures have continuously operated since 1970. The coal reserves at the Cheviot mine project includes 36.4 million tonnes of proven bituminous metallurgical coal reserves and 25.6 million tonnes of probable bituminous metallurgical coal reserves. These coal reserves are classified as mid volatile hard coking coals, similar in quality to those of the nearby Luscar mine, and comparable in rank to certain hard coking coals produced in the Elk Valley. Compared with Elk Valley coals, Cheviot coal has higher fluidity for improved coke blending performance and exceptionally low phosphorus levels, which is an important quality characteristic for export customers.

      In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year. This approval contemplated the construction of a processing plant, maintenance and administration facilities, a public access road, railway access and other infrastructure requirements. In April 2001, the Government of Canada announced its acceptance of the recommendation by the joint federal and provincial review panel in favour of the development of Cheviot, which allows the federal government to issue the regulatory authorizations required for the project to proceed.

      During 2002, the Luscar/ CONSOL Joint Ventures applied for an amendment to the existing Government of Alberta approvals and permits to allow the joint venture to extend an existing haul road at the Luscar mine to access the reserves at the Cheviot mine project. This 10 kilometre road would be used to haul raw coal mined at the Cheviot mine project in large haul trucks to the existing processing plant, rail loadout and support facilities at the nearby Luscar mine. While the Government of Alberta must approve the amendment, Sherritt and OTPP have advised Fording that they believe that no further approval from the Government of Canada is required and that they anticipate that the Government of Alberta will approve the amendment of its existing permits early in 2003. Sherritt and OTPP have indicated to Fording that they believe that if the Cheviot mine project is developed it could begin production at the rate of 0.9 million tonnes in 2004 and 2.2 million tonnes annually thereafter, and that the initial expansion capital expenditures required to develop the Cheviot mine project are expected to total approximately $80 million, based upon utilizing the processing facilities at the Luscar mine.

     Neptune Terminals

      The Neptune Terminals are a multi-product bulk handling port facility located at Vancouver, British Columbia, which is owned by its users. Luscar and CONSOL each hold a 23.2% interest in the shares of the corporation that owns the Neptune Terminals. Neptune Terminals has a long-term lease which expires in 2014 with the Vancouver Port Authority and is currently finalizing an extension to this lease. Shippers can access the Neptune Terminals facilities from the Canadian National rail system and, through interconnection, with the Canadian Pacific rail system, both of which are the exclusive rail shippers for coal producers in Alberta and the Elk Valley, respectively. By agreement among the shareholders of Neptune Terminals, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

     Reserves and Resources

      All of the metallurgical coal forming part of the Luscar Contributed Assets is bituminous. Heat content, or the amount of energy in coal, is commonly measured in Btu per pound (or KJ/kg). Coal reserves for the Line Creek mine, the Luscar mine and the Cheviot mine project which are listed below, are classified as bituminous coal, with a heat value that ranges from 27,000 - 33,000 kJ/ kg (10,500 to 14,000 Btu per pound). The moisture content of bituminous coal is generally less than 15% by weight. The heat values of bituminous coal are high enough to make it economic to transport it to distant markets.

      Sulphur content is another important characteristic of coal. Steel-makers often find benefit in having low sulphur content in coking coal because of the increased quality of steel. Coal combustion produces sulphur dioxide, the amount of which varies depending on the concentration of sulphur in the coal and the manner in which coal is burned. Due to restrictive environmental regulations regarding sulphur dioxide emissions, coal is commonly described with reference to its sulphur content. Thermal coal that is less than 1% sulphur by weight is referred to as low-sulphur coal. On average, all of the coal reserves for the Line Creek mine, Luscar mine and the Cheviot mine project meets this criterion.

      As at December 31, 2001, coal reserves for the Line Creek mine, the Luscar mine and the Cheviot mine project were approximately 95.4 million tonnes of proven reserves and approximately 27.0 million tonnes of probable reserves. The following table summarizes the surface mineable, recoverable and saleable coal reserves for the Line Creek mine, the Luscar mine and the Cheviot mine project, as at December 31, 2001:

Coal Type/Property	Proven(1)	Probable(2)	Life(3)	Content	(Btu/lb)(5)

					Heat Value
	Reserves		Reserve	Sulphur
				(%)(4)
	(millions of tonnes)
Bituminous metallurgical
Line Creek mine	50.4	—	20	0.42	15,350
Luscar mine	2.0	1.4	1.6	0.22-0.26	15,380
Cheviot mine project	36.4	25.6	N/A	0.33-0.49	15,540
Bituminous thermal
Line Creek mine	6.6	—	20	0.42	13,810
Total Reserves	95.4	27.0

Notes:

(1)	Proven (Measured) Reserves means reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well-established.
(2)	Probable (Indicated) Reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites available for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than for proven (measured) reserves, is high enough to assume continuity between points of observation.
(3)	Years based on proven plus probable reserves divided by 2001 production.
(4)	Estimated sulphur by weight: contract specification for bituminous coals.
(5)	Approximate average calorific value, moist, ash free basis and air dried basis.

     Reserve estimates for the Line Creek mine and the Cheviot mine project as set forth above were derived from information presented in the notice of variation dated December 16, 2002 filed by SCAI in respect of the amended SCAI Offer. Reserve estimates for the Luscar mine have been provided directly by Luscar. SCAI and Luscar have indicated these reserve estimates were prepared internally in accordance with National Instrument 43-101 by Luscar’s professional engineers and geologists under the supervision of Luscar’s operating Vice President, Howard Ratti, P. Eng., and Luscar’s Chief Geologist, Gary Johnston, P. Geol., each of whom is a qualified person for the purposes of the National Instrument. Estimates were based on geological data derived from ongoing mining operations, drilling program and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labour productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

      Sherritt and OTPP believe the classification and presentation of proven (measured) and probable (indicated) reserves conform to the requirements of National Instrument 43-101.

NEW COMBINATION AGREEMENT

      The following summary of the New Combination Agreement is qualified in its entirety by the text of the New Combination Agreement which is attached to this Third Supplement as Appendix “F”. Reference should be made to the full text of the New Combination Agreement.

New Combination Agreement

      The New Combination Agreement provides for the following agreements of Fording, Teck, Westshore, OTPP and Sherritt:

(a)	Prior to the Effective Date, Fording and Teck will enter (and in the case of Teck, also cause TBCI and QCP to enter) into the Partnership Agreement and establish the Partnership.

(b)	On the Effective Date, Fording will purchase or cause an affiliate of Fording to purchase and Sherritt and OTPP will cause the transfer of the Luscar Contributed Assets, subject to the Luscar Royalty, from Luscar and CONSOL on the terms set out in the Luscar/CONSOL Joint Venture Asset Purchase Agreement for ultimate consideration of 6.4 million Units, subject to adjustment for working capital.

(c)	On the Effective Date, Fording will transfer the Prairie Operations, subject to the Fording Royalty, to SCPII or an affiliated entity of OTPP and Sherritt on the terms set out in the Prairie Operations Sale Agreement for $225 million, subject to adjustment for working capital.

(d)	On the Effective Date, Teck will contribute the Teck Contributed Assets and $125 million to the Partnership on the terms set out in the Teck Contribution Agreement in consideration of an initial 35% interest in the Partnership.

(e)	On the Effective Date, Fording will contribute the Fording Contributed Assets and the Luscar Contributed Assets to the Partnership on the terms set out in the Fording Contribution Agreement in consideration of an initial 65% interest in the Partnership.

(f)	On the Effective Date, Teck will subscribe for and purchase 4,285,714 Units for the aggregate amount of $150 million or $35.00 per Unit.

(g)	On the Effective Date, Westshore will subscribe for and purchase 4,285,714 Units for the aggregate amount of $150 million or $35.00 per Unit.

(h)	On the Effective Date, Sherritt will subscribe for and purchase or will cause an affiliate of Sherritt to subscribe for and purchase 2,857,142 Units for the aggregate amount of $100 million or $35.00 per Unit.

(i)	On the Effective Date, OTPP will subscribe for and purchase or will cause an affiliate of OTPP to subscribe for and purchase 7,857,142 million Units for the aggregate amount of $275 million or $35.00 per Unit.

(j)	Subco and New Fording will borrow under the New Fording Facilities, which together with other funds payable to Fording pursuant to the New Combination Agreement will enable Fording to satisfy the Cash Option, the Third Party Expenses, its own expenses, to refinance its existing indebtedness and fulfill its other obligations under the New Combination Agreement.

(k)	OTPP will elect to receive Units for all of its Common Shares under the New Arrangement and will not exercise any dissent or appraisal rights under the New Arrangement.

(l)	OTPP and Sherritt will withdraw the SCAI Offer and return any Common Shares tendered to the SCAI Offer.

(m)	OTPP and Sherritt shall cease soliciting proxies under their dissident proxy circular in respect of the Meeting.

(n)	On the Effective Date, Luscar Partnership, Luscar, New Fording, the Partnership and the Fund will enter into the Non-Competition Agreement.

     Related Agreements

      In connection with the execution of the New Combination Agreement, Fording, Teck, Westshore, OTPP and Sherritt have agreed to implement the New Arrangement. Further, FCL, on behalf of the Partnership, and Westshore Terminals Ltd. will enter into the Terminal Agreement. The Parties will also cause the Fund to enter the Declaration of Trust.

     Representations and Warranties

      The New Combination Agreement contains certain customary representations and warranties of each of Fording, Teck, Westshore, OTPP and Sherritt relating to, among other things, each party’s organization, valid existence, good standing and its authority and financial ability to execute the New Combination Agreement and to consummate the New Arrangement. Each Party has also represented and warranted that the execution of the New Combination Agreement does not conflict with, or constitute a violation of its constating documents or material agreements to which it is a party.

      The New Combination Agreement also provides for more specific representations and warranties from Fording, Teck, Sherritt and OTPP relating to the respective assets being contributed by such parties to the Partnership. In particular, each of OTPP and Sherritt (jointly and severally), Fording and Teck have made customary representations and warranties for a public company merger transaction in respect of their respective contributed assets relating to, among other things, the absence of any material adverse changes and material litigation, environmental liabilities, good and marketable title to assets, compliance with laws, the possession of all material permits and licenses, the maintenance of insurance, the payment of taxes, the absence of non-competition arrangements, and labour, employment, pension and benefit matters.

     Covenants of Fording

      The New Combination Agreement contains customary covenants by Fording. Among other things, Fording has agreed to: (a) obtain the approval of the Securityholders to the New Arrangement; (b) seek and obtain the required Regulatory Approvals; (c) effect all necessary registrations, filings and submission required by governmental authorities relating to the New Arrangement; (d) obtain all necessary waivers, consents and approvals relating to any material contracts; (e) carry out the terms of the Interim Order and apply to the Court for the Final Order; (f) not take any action inconsistent with the New Combination Agreement; (g) not make any distribution of any kind outside the ordinary course of business; (h) carry on business in the ordinary course; (i) deliver certificates reasonably required to obtain the Fairness Opinion; and (j) allow representatives of the other Parties to attend the Meeting.

     Covenants of the Other Parties

      The New Combination Agreement contains customary covenants by each of Teck, Westshore, OTPP and Sherritt. Among other things, such Parties have agreed to: (a) seek and obtain all required Regulatory Approvals; (b) effect all necessary registrations, filings and submissions required by governmental authorities; (c) vote the Common Shares held by them, and cause their affiliates, directors and officers to vote in favour of the Resolutions at the Meeting; (d) obtain all necessary waivers, consents and approvals relating to any material contracts; (e) not alter or amend any rights to indemnification or liability insurance currently maintained by Fording in favour of directors or officers of Fording or Fording subsidiaries for a period of six years; (f) not take any action inconsistent with the New Combination Agreement; (g) not alter or amend any Fording compensation arrangement other than as contemplated in the Information Circular for a period of three years; and (h) cause Fording to honour certain severance arrangements.

     Ordinary Course Covenants

      The New Combination Agreement provides that, subject to the effects of the January 3, 2003 wind storm damage at Westshore’s coal terminal at Roberts Bank, British Columbia, each of OTPP and Sherritt (jointly and severally), and Teck will continue to carry on business and cause the business of the Luscar Contributed Assets and the Teck Contributed Assets, respectively, to be carried on, in the ordinary course.

     Non-Solicitation

      Fording has agreed to cease all discussions and negotiations regarding any Acquisition Proposal. Fording will not, directly or indirectly, through any officer or director of Fording, or any of its subsidiaries: (a) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (b) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal; (c) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (d) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal.

      Notwithstanding the foregoing, nothing in the New Combination Agreement prevents the Board of Directors from, among other things: (a) considering or participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information in response to an unsolicited bona fide written Acquisition Proposal; or (b) withdrawing, modifying or qualifying (or publicly proposing to withdraw, modify or qualify), in any manner adverse to Teck, Westshore, OTPP or Sherritt, the approval or recommendation of the New Arrangement by the Board of Directors if (x) the Board of Directors concludes in good faith, after consultation with its outside legal and financial advisors, that any required financing of such Acquisition Proposal is reasonably likely to be obtained, (y) in the case of (a) above, that it is reasonably likely that the Board of Directors could determine that such Acquisition Proposal is a Superior Proposal, or (z) in the case of (b) above, that the Acquisition Proposal constitutes a Superior Proposal.

     Right of First Refusal

      Fording will not enter into any agreement, arrangement or understanding regarding a Superior Proposal (a “Proposed Agreement”) without providing the other Parties with an opportunity to amend the New Combination Agreement to provide for consideration and financial terms which are, in the Board of Directors’ sole discretion, financially equal or superior to those contained in the Proposed Agreement, with the result that the Superior Proposal would cease to be a Superior Proposal.

      Fording will provide the other Parties with a copy of any Proposed Agreement, as executed by the person making the proposal, as soon as possible and in any event not less than four business days prior to its proposed execution by Fording. In the event the other Parties agree to amend the New Combination Agreement so that it would be financially equal or superior to the Proposed Agreement, Fording has covenanted to not enter into the Proposed Agreement and to work with the other Parties to amend the New Combination Agreement and no Break Fee will be payable in respect of the Proposed Agreement.

     Access to Information

      Upon reasonable notice, Fording and Sherritt, respectively, shall arrange to afford Sherritt’s or Fording’s officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours, from the date of the New Combination Agreement and until the earlier of the Effective Date or the termination of the New Combination Agreement, to their and their subsidiaries’ properties, books, contracts and records in respect of the Prairie Operations and Luscar Contributed Assets, as the case may be, as well as to their financial management personnel without materially interfering with their other responsibilities.

     Conditions Precedent

Mutual Conditions

      The New Combination Agreement provides that the respective obligations of each Party to complete the New Arrangement are subject to the satisfaction or waiver, on or before the Closing Time, of the following conditions precedent:

(a)	the Amended Arrangement Resolution must be approved at the Meeting in accordance with the Interim Orders;

(b)	the Final Order must be granted in form and substance satisfactory to the Parties, each acting reasonably, and not set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(c)	Fording and/or the Partnership must have in place available credit facilities in the aggregate of $540 million;

(d)	the Articles of Arrangement and all necessary related documents filed with the director under the CBCA in accordance with the New Arrangement must be in form and substance satisfactory to each of the Parties, and must be accepted for filing by the director together with the Final Order;

(e)	no action shall have been taken or law enacted or order issued by governmental authorities that makes illegal or otherwise prohibits the New Arrangement or any of the other transactions contemplated therein, or imposes material limitations on the ability of the Fund to issue Units or effectively exercise full rights of ownership of the securities of New Fording;

(f)	all Regulatory Approvals and third party consents required under the CP Arrangement Agreement, the Genesee Agreements and the CPR Agreement as well as the FX Acknowledgements shall have been obtained or waived;

(g)	there shall have been no material adverse changes to the Canadian Tax Act or U.S. Tax Code, or to any applicable provincial tax legislation, including proposed amendments, or administrative positions which individually or in the aggregate has or could reasonably be expected to have any material adverse effect on the benefits anticipated to be enjoyed by Securityholders upon consummation of the New Arrangement;

(h)	the approval of the TSX to the conditional substitutional listing of the Units to be issued pursuant to the New Arrangement must be obtained, subject only to the filing of required documents, and the Units must also be listed by the NYSE, subject to official notice of issuance; and

(i)	the New Combination Agreement must not be terminated.

Conditions in Favour of Teck and Westshore

      The New Combination Agreement provides that the respective obligations of each of Teck and Westshore to complete the New Arrangement is subject to the fulfilment of additional conditions, each of which may be waived by only Teck and Westshore acting jointly:

(a)	all covenants of each of Fording, OTPP and Sherritt under the New Combination Agreement must be performed by Fording, OTPP and Sherritt in all material respects;

(b)	the representations and warranties of each of Fording, OTPP and Sherritt in the New Combination Agreement must be true and correct in all material respects at the Closing Time;

(c)	the Board of Directors must adopt all necessary resolutions, and all other necessary corporate action must be taken by Fording and its subsidiaries to permit the consummation of the New Arrangement;

(d)	there shall not have occurred or have been disclosed to the public if previously undisclosed to the public and the other Parties, a material adverse change to Fording as it will be constituted including the Luscar Contributed Assets; and

(e)	the Transaction Agreements and the Terminal Agreement must be executed and delivered to the other Parties, as applicable, by Fording, the Fund, OTPP and Sherritt.

Conditions in Favour of Fording

      The New Combination Agreement provides that the obligation of Fording to complete the New Arrangement is subject to the fulfilment of a number of additional conditions, each of which may be waived by Fording, including the following:

(a)	all covenants of Teck, Westshore, OTPP and Sherritt under the New Combination Agreement must be duly performed by Teck, Westshore, OTPP and Sherritt, as the case may be, in all material respects;

(b)	all representations and warranties of each of Teck, Westshore, OTPP and Sherritt in the New Combination Agreement must be true and correct in all material respects at the Closing Time;

(c)	each Party must deposit the aggregate cash amounts payable by that Party into a trust account maintained by the Transfer Agent to facilitate payment to Securityholders;

(d)	the Unitholder Rights Plan Resolution must be approved at the Meeting;

(e)	arrangements satisfactory to Fording must be entered into to ensure that all outstanding Options shall have been exchanged, ultimately, for Exchange Options issued under the Exchange Option Plan; and

(f)	Fording’s credit and foreign exchange facilities must be reformulated to the satisfaction of the Board of Directors, acting reasonably.

Conditions in Favour of OTPP and Sherritt

      The New Combination Agreement provides that the obligations of OTPP and Sherritt to complete the New Arrangement is subject to the fulfilment of a number of additional conditions, each of which may be waived by OTPP and Sherritt, acting jointly:

(a)	all covenants of Fording, Teck and Westshore under the New Combination Agreement must be duly performed by Fording, Teck and Westshore, as the case may be, in all material respects;

(b)	the representations and warranties of each of Fording, Teck and Westshore in the New Combination Agreement must be true and correct in all material respects at the Closing Time;

(c)	the Board of Directors must adopt all necessary resolutions, and all other necessary corporate action must be taken by Fording and its subsidiaries to permit the consummation of the New Arrangement; and

(d)	there shall not have occurred or have been disclosed to the public if previously undisclosed to the public and the other Parties, a material adverse change to Fording or the Teck Contributed Assets.

     Termination

      Pursuant to the New Combination Agreement, if any of the conditions precedent are not satisfied or waived at the Closing Time, the Party whose obligation to perform is contingent upon such condition precedent being satisfied may terminate the New Combination Agreement.

      In addition, the New Combination Agreement may be terminated prior to the Effective Time by:

(a)	the mutual agreement of the Parties;

(b)	any Party if any law is passed that makes consummation of the New Arrangement illegal or otherwise prohibited;

(c)	any Party other than Fording, if the Board of Directors fails to recommend or withdraws, modifies or changes its approval or recommendation of the Amended Arrangement Resolution, or the Board of Directors approves or recommends any Acquisition Proposal other than the New Arrangement;

(d)	Fording, provided that Fording is not then in material breach or default of any of its obligations under the New Combination Agreement, upon any determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal provided that the other Parties have not exercised their right of first refusal;

(e)	any Party, if the approval of the Amended Arrangement Resolution by the Securityholders is not obtained at the Meeting, or if a court makes a final determination not to grant the Final Order in a form consistent with the New Combination Agreement; or

(f)	if the Effective Date has not occurred on or prior to April 30, 2003 (subject to extension until May 31, 2003 in certain circumstances), then, unless otherwise agreed in writing by the Parties, the New Combination Agreement will terminate.

     Break Fee

      The New Combination Agreement provides that a Break Fee of $51 million is payable by Fording to Teck and Westshore if (i) either Teck or Westshore terminates the New Combination Agreement because the Board of Directors fails to recommend or withdraws, modifies or changes its approval or recommendation of the Amended Arrangement Resolution, or the Board of Directors approves or recommends any Acquisition Proposal other than the New Arrangement; or (ii) Fording terminates the New Combination Agreement upon a determination by the Board of Directors that an Acquisition Proposal constitutes a Superior Proposal and the right of first refusal of the other Parties is not exercised, provided Teck and Westshore are not in material breach of their obligations under the New Combination Agreement.

      The Break Fee is payable by Fording if either Fording, Teck or Westshore terminate the New Combination Agreement because Securityholders have not approved the New Arrangement in the manner set forth in the Interim Orders, or the Court, as a matter of final determination that is not subject to appeal, declines to grant the Final Order in a form consistent with the New Combination Agreement, and in either case, either the Board of Directors, within six months following the date of the Meeting, approves or recommends an Acquisition Proposal that was publicly made, publicly announced or otherwise publicly disclosed by any person other than Teck prior to the Meeting but subsequent to the date of the New Combination Agreement or such an Acquisition Proposal is actually consummated within six months following the date of the Meeting.

      The Break Fee is also payable by Fording to Teck and Westshore pursuant to the New Combination Agreement if, after OTPP and Sherritt withdraw the SCAI Offer, OTPP and/or Sherritt or any of their respective affiliates makes a new Acquisition Proposal on terms substantially similar or superior to those in the SCAI Offer as it existed on December 16, 2002 and the Board of Directors, within six months following January 12, 2003, approves or recommends such Acquisition Proposal or such Acquisition Proposal is actually consummated within six months following the date of the Meeting.

     Liquidity Agreement

      OTPP and CONSOL entered into a liquidity agreement dated January 12, 2003, which gives CONSOL the right to sell to OTPP all (but not less than all) of the 3.2 million Units that CONSOL will acquire pursuant to the Luscar/CONSOL Term Sheet for $85 million. CONSOL’s right to sell the Units to OTPP under this liquidity agreement must be exercised on or before the Effective Date.

Westshore Terminal Agreement

      It is a condition of the New Combination Agreement that FCL, on behalf of the Partnership, and Westshore Terminals Ltd. enter into the Terminal Agreement. Fording and Westshore have reached agreement as to the material terms of the Terminal Agreement, although a definitive agreement has not yet been executed. FCL will assign the Terminal Agreement to the Partnership.

      Under the new agreement, the Partnership will ship its export coal products from its Mountain Operations through Westshore’s coal terminal at Roberts Bank, British Columbia. The prior agreements to load production from the Fording River mine and the Greenhills mine expired, respectively, at the end of March and the end of December 2002. At the expiry of those agreements, interim pricing arrangements were put in place pending the finalization of a new agreement. The current agreements for the Greenhills mine and the Coal Mountain mine expired on December 31, 2002 and will expire on December 31, 2004, respectively. The new agreement will replace and supersede these prior agreements effective from April 1, 2002 to February 29, 2012, with the potential for certain rate adjustments after five years. The new agreement is consistent with the arms length negotiations between FCL and Westshore Terminals Ltd. that have been ongoing since early 2002.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Osler, Hoskin & Harcourt LLP, legal counsel for both the Corporation and the Fund, the following is, as of the date of this Third Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Canadian Tax Act to the disposition of Common Shares pursuant to the New Arrangement and the acquisition, holding and disposition of Units by a Shareholder who acquires Units pursuant to the New Arrangement.

      This summary is applicable to a Shareholder who, for purposes of the Canadian Tax Act at all relevant times, (i) deals at arm’s length and is not affiliated with the Corporation, Subco or the Fund, and (ii) holds Common Shares as capital property and, if the Shareholder acquires Units pursuant to the New Arrangement, will hold the Units as capital property. Common Shares and Units generally will constitute capital property to a holder unless the Common Shares or Units are held in the course of carrying on a business or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders or Unitholders whose Common Shares or Units, as the case may be, might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have the Common Shares and Units, and any other “Canadian security” (as defined in the Canadian Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property.

      This summary is not applicable to a Shareholder that is a “financial institution” (as defined in the Canadian Tax Act for purposes of the mark-to-market rules) or a “specified financial institution”, nor is it applicable to a Shareholder an interest in which is a “tax shelter investment” (all as defined in the Canadian Tax Act).

      This summary is based on the current provisions of the Canadian Tax Act, counsel’s understanding of the current administrative and assessing practices of the CCRA and all specific proposals to amend the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

      This summary is not exhaustive of all possible Canadian federal tax considerations applicable under the New Arrangement to a Shareholder. This summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences of the New Arrangement and of the holding and any subsequent disposition of Units, based on their particular circumstances.

Tax Considerations of the New Arrangement

     Shareholders Resident in Canada

Exchange of Common Shares for New Voting Shares and New Non-Voting Shares

      Under the New Arrangement, each Participating Shareholder will exchange each Common Share owned by the Participating Shareholder for one New Voting Share and one New Non-Voting Share. Each Common Share will be deemed to have been disposed of by the Participating Shareholder for proceeds of disposition equal to the Participating Shareholder’s adjusted cost base of that Common Share immediately before the exchange. No gain or loss will be realized by the Participating Shareholder as a result of this receipt of New Voting Shares and New Non-Voting Shares.

Exchange of New Voting Shares and New Non-Voting Shares by Participating Shareholders

      Under the New Arrangement, each Participating Shareholder will dispose of the New Voting Shares and New Non-Voting Shares owned by the Participating Shareholder and will receive Fund Notes or Units of the Fund or a combination of Fund Notes and Units of the Fund. The consideration received by the Participating Shareholder will depend on whether the Participating Shareholder has elected, or is deemed to have elected pursuant to the New Arrangement, the Cash Option, the Unit Option or a combination thereof. The New Arrangement transactions that will effect this result will depend on whether or not the Participating Shareholder is a Long Term Holder.

      Each Participating Shareholder will realize a capital gain (or a capital loss) equal to the amount by which the principal amount of the Fund Notes, if any, received by the Participating Shareholder plus the fair market value, at the time of the exchange, of the Units, if any, received by the Participating Shareholder (net of any reasonable costs of disposition) exceed (or are less than) the adjusted cost base of the Participating Shareholder’s Common Shares immediately prior to the exchange for New Voting Shares and New Non-Voting Shares. See “Taxation of Capital Gains and Capital Losses” below. When Fund Notes are repaid in cash to the Participating Shareholder, no additional gain or loss will be realized by the Participating Shareholder.

      The cost of each Unit received by a Participating Shareholder will equal its fair market value at the time of the exchange.

Small Non-Board Lot Holders

      Under the New Arrangement, each Small Non-Board Lot Holder will receive, in exchange for each Common Share held, an amount in cash equal to the Common Share Trading Price. A Small Non-Board Lot Holder will be deemed to have received a dividend equal to the amount by which this payment exceeds the paid-up capital of his or her Common Shares. For this purpose, the Corporation estimates the paid-up capital of each Common Share to be approximately $20.00 per share. Any dividend will be included in computing the Small Non-Board Lot Holder’s income for purposes of the Canadian Tax Act and will be subject, among other things, to the gross-up and dividend tax credit provisions for individuals, the refundable tax under Part IV of the Canadian Tax Act applicable to “private corporations” and “subject corporations” (as defined under the Canadian Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. Dividends received or deemed to be received on such shares by an individual or certain trusts may give rise to alternative minimum tax. Subsection 55(2) of the Canadian Tax Act provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of the dividend may be treated as a capital gain from the disposition of capital property. See “Taxation of Capital Gains and Capital Losses” below.

      A Small Non-Board Lot Holder will also be considered to have disposed of his or her Common Shares and will realize a capital gain (or a capital loss) to the extent that the cash received, less any deemed dividend and net of any reasonable costs of disposition, exceeds (or is less than) the Small Non-Board Lot Holder’s adjusted cost base of his or her Common Shares. See “Taxation of Capital Gains and Capital Losses” below.

Dissenting Shareholders

      Shareholders who dissent to the New Arrangement are urged to consult their own tax advisors as the law in this area is unclear. Under counsel’s understanding of the current administrative practices of the CCRA, Dissenting Shareholders who receive payment from New Fording for their Common Shares will realize a capital gain (or a capital loss) equal to the amount by which the cash received or the fair market value of the Units received, as payment for their Common Shares (net of any reasonable costs of disposition) exceeds (or is less than) the adjusted cost base of the Common Shares to the Dissenting Shareholder. See “Taxation of Capital Gains and Capital Losses” below. The cost of any Units received by a Dissenting Shareholder will be equal to the fair market value thereof.

      Any interest awarded by a court to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income for Canadian income tax purposes.

Taxation of Capital Gains and Capital Losses

      One half of any capital gain (“taxable capital gain”) realized by a Shareholder will generally be included in the Shareholder’s income as a taxable capital gain in the year of disposition. One half of any capital loss (“allowable capital loss”) generally may be deducted from taxable capital gains for the year of disposition. Any allowable capital losses in excess of taxable capital gains for the year of disposition may generally be carried back up to three years or forward indefinitely and deducted against taxable capital gains realized in such other years to the extent and under the circumstances specified in the Canadian Tax Act.

      Where a Shareholder is a corporation, the amount of any capital loss may be reduced by the amount of dividends received or deemed to be received by the Shareholder on the Common Shares disposed of or certain other shares to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. Holders to whom these rules may be relevant should consult their own tax advisors.

      Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act. A Shareholder that is a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year which will include an amount in respect of taxable capital gains.

     Shareholders Not Resident in Canada

      The following summary is generally applicable to Shareholders who, for purposes of the Canadian Tax Act, are not, and are not deemed to be, resident in Canada and whose Common Shares are not “taxable Canadian property” (as defined in the Canadian Tax Act). Generally, Common Shares will not be taxable Canadian property provided that (i) the holder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada, (ii) the holder has not, either alone or in combination with persons with whom the holder does not deal at arm’s length, owned (or had an interest in or an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Corporation at any time during the 60-month period immediately preceding the Effective Date, (iii) the holder is not carrying on an insurance business in Canada or elsewhere, and (iv) the shares are not otherwise deemed to be taxable Canadian property.

The New Arrangement

      The Corporation intends to have the New Voting Shares, the New Non-Voting Shares and the Subco Preferred Shares listed on a prescribed stock exchange on the Effective Date for the purposes of the New Arrangement. Generally, assuming the New Voting Shares, the New Non-Voting Shares and the Subco

Preferred Shares are so listed, a Participating Shareholder who is a Non-Resident will not be subject to income tax under the Canadian Tax Act as a result of the New Arrangement.

Small Non-Board Lot Holders

      Under the New Arrangement, a Small Non-Board Lot Holder who is a Non-Resident will receive, in exchange for each Common Share held, an amount in cash equal to the Common Share Trading Price. A Small Non-Board Lot Holder will be deemed to have received a dividend equal to the amount by which this payment exceeds the paid-up capital of his or her Common Shares. For this purpose, the Corporation estimates the paid-up capital of each Common Share to be approximately $20.00 per share.

      A Small Non-Board Lot Holder who is a Non-Resident will be subject to withholding tax on the amount of the deemed dividend at a rate of 25%, subject to reduction under the provisions of any applicable tax treaty or convention. Under the Canada-United States Tax Convention, (1980) the withholding tax rate generally applicable to residents of the U.S. for dividends is 15%.

Dissenting Shareholders

      Shareholders who are Non-Residents and who are considering the exercise of their rights of dissent are urged to consult their own tax advisors as the law in this area is unclear. Under counsel’s understanding of the current administrative practices of the CCRA, Dissenting Shareholders who are Non-Residents and who receive payment from New Fording for their Common Shares will not be subject to income tax under the Canadian Tax Act as a result of the New Arrangement.

      Interest awarded by a court to a Dissenting Shareholder who is a Non-Resident will be subject to withholding tax at a rate of 25%, subject to reduction under the provisions of any applicable tax treaty or convention. Under the Canada-United States Tax Convention, (1980) the withholding rate generally applicable to residents of the U.S. for interest is 10%.

Tax Considerations of Holding Units

Status of the Fund

     Mutual Fund Trust

      The following portion of the summary is based on the assumption that the Fund will qualify as a “mutual fund trust” as defined in the Canadian Tax Act on completion of the New Arrangement, and will then continuously qualify as a mutual fund trust. This summary assumes that the Fund will elect to be deemed to be a mutual fund trust from the date it is established.

      If the Fund were not to qualify as a mutual fund trust, the income tax considerations described below would, in some respects, be materially different.

     Qualified Investment

      Based on the current provisions of the Canadian Tax Act, the Units will be qualified investments on the date the New Arrangement is completed for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Canadian Tax Act (the “plans” and separately, a “plan”), subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for those plans.

      Any securities of New Fording received as a result of a redemption of Units may not be a qualified investment for a plan, which could give rise to adverse consequences to the plan and the beneficiary under the plan. Accordingly, plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

     Foreign Property

      Based in part on certificates of the Corporation as to certain factual matters and on the current provisions of the Canadian Tax Act and provided the Fund in accordance with the Declaration of Trust restricts its holdings of foreign property within the limits provided under the Canadian Tax Act, Units will not constitute foreign property on the date the New Arrangement is completed for plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Canadian Tax Act. Trusts governed by registered education savings plans are not subject to the foreign property rules. If the Fund ceases to qualify as a mutual fund trust, the Units may become foreign property.

Taxation of the Fund

      The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Canadian Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount.

      The Fund will include in its income for each taxation year all interest on the Subordinated Notes that accrues to the Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that interest was included in computing its income for a preceding taxation year. The Fund will also include in its income for each taxation year all dividends received by it from New Fording on shares of New Fording owned by the Fund. The Fund will not be subject to tax on any amount received as a payment of principal on the Subordinated Notes or any amount received that represents a return of paid-up capital on shares of New Fording owned by the Fund (provided that the capital returned, if any, does not result in a deemed dividend and does not exceed the cost amount of the New Fording Common Shares held by the Fund).

      The Declaration of Trust will provide for the redemption of Units by Unitholders, with a redemption price relating to the market price of the Units. Such market price will be defined as set out in the Information Circular, except the trading days utilized for the purpose of determining the market price will be the ten days prior to the Redemption Date. A distribution in specie of securities of New Fording or other securities by the Fund to Unitholders on a redemption of Units will be treated as a disposition by the Fund of the securities so distributed for proceeds of disposition equal to their fair market value. The Fund’s proceeds from the disposition of Subordinated Notes will be reduced by any accrued but unpaid interest in respect of those Subordinated Notes, which interest will generally be included in the Fund’s income in the year of disposition to the extent it was not included in the Fund’s income in a previous year. The Fund will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the securities so distributed and any reasonable costs of disposition. The tax consequences to the Fund of a distribution by the Fund of property other than Subordinated Notes on a redemption of Units will depend on the nature of the property so distributed.

      In computing its income, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. The Fund may also deduct from its income for the year a portion of the expenses incurred by the Fund to issue Units pursuant to the New Arrangement. The portion of such issue expenses deductible by the Fund in a taxation year is 20% of such issue expenses, prorated where the Fund’s taxation year is less than 365 days.

      Under the Declaration of Trust, an amount equal to all of the income of the Fund, together with the non-taxable portion of any net capital gain realized by the Fund (but excluding capital gains or income arising on a distribution in specie of securities of New Fording or other securities of the Fund on a redemption of Units, accrued interest on distributed Subordinated Notes which are allocated by the Fund to redeeming Unitholders and capital gains, the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Fund), will be payable in the year to the holders of the Units by way of cash distributions, subject to the exceptions described below. Income of the Fund which is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to Unitholders in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its income.

      The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Canadian Tax Act based on the redemption of Units during the year (the “capital gains refund”). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund’s tax liability for that taxation year arising as a result of the distribution of securities of New Fording or other securities of the Fund on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Fund as a result of that redemption may, at the discretion of the Trustees, be treated as a capital gain or income payable to the redeeming Unitholder (and such amounts will be designated by the Fund to the Unitholder). The taxable portion of any such gain will be deductible by the Fund. In addition, certain accrued interest on any Subordinated Notes distributed to a redeeming Unitholder as part of redemption proceeds will be treated as an amount paid to that Unitholder and will be deductible by the Fund.

      Counsel has been advised that the Fund intends to make sufficient distributions of its net income for tax purposes and net realized capital gains so that the Fund will generally not be liable in any year for income tax under Part I of the Canadian Tax Act.

Taxation of Unitholders Resident in Canada

     Fund Distributions

      A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether that amount is received in cash, additional Units or otherwise. Any deduction or loss of the Fund for the purposes of the Canadian Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

      The Fund’s income will consist primarily of interest income that accrues to the Fund under the Subordinated Notes and such income paid or payable to a Unitholder will be characterized as income from property to such Unitholder. The Fund currently intends to make appropriate designations in its income tax return for a taxation year so that the portion of the taxable income distributed to a Unitholder that may reasonably be considered to consist of net taxable capital gains will be deemed for tax purposes to be received by such Unitholder as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains. See “Taxation of Capital Gains and Capital Losses” below. The Fund also currently intends to make the appropriate designations in its income tax return for a taxation year so that any dividends it receives or is deemed to receive on shares of New Fording in that taxation year, which are paid or payable to a Unitholder in that year, will be deemed to be received by that Unitholder in the year as a taxable dividend. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions for individuals, the refundable tax under Part IV of the Canadian Tax Act applicable to “private corporations” and “subject corporations” (as defined under the Canadian Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. Subsection 55(2) of the Canadian Tax Act provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of the dividend may be treated as a capital gain from the disposition of capital property. See “Taxation of Capital Gains and Capital Losses” below. In general, net income of the Fund that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder’s liability for alternative minimum tax.

      The non-taxable portion of any net realized capital gains of the Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Fund that is paid or payable to a Unitholder in that year will not generally be included in the Unitholder’s income for the year. However, where such other amount is paid or payable to a Unitholder (other than as proceeds in respect of the redemption of Units), the Unitholder will be required to reduce the adjusted cost base of the Units held by that Unitholder by that amount. Counsel has been informed that the Special Distribution will be an amount in excess of the net income of the Fund that is paid to Unitholders. Accordingly, the amount paid to a Unitholder in respect of the Special Distribution will generally not be included in the Unitholder’s income for the year and a Unitholder will generally be required to reduce the adjusted cost base of the Units held by the Unitholder by the amount paid to the Unitholder in respect of the Special Distribution. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. See “Taxation of Capital Gains and Capital Losses” below.

      The cost to a Unitholder of additional Units received in lieu of a cash distribution of income will be the amount of income distributed through the issue of those Units.

      For the purpose of determining the adjusted cost base to a Unitholder of Units, when a Unit is acquired the cost of that Unit will be averaged with the adjusted cost base of all of the Units owned by Unitholder as capital property immediately before that acquisition.

     Dispositions of Units

      On the disposition or deemed disposition of a Unit whether on a redemption or otherwise, the Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Unitholder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Unit. Proceeds of disposition will not include the amount of capital gains or accrued interest on distributed Subordinated Notes allocated by the Fund to a redeeming Unitholder. The adjusted cost base to a Unitholder of a Unit will be determined by averaging the adjusted cost base of all Units owned by a Unitholder at a particular time. See “Taxation of Capital Gains and Capital Losses” below.

      Where Units are redeemed by the distribution of securities of New Fording or other securities of the Fund to the redeeming Unitholder, the proceeds of disposition to the Unitholder of the Units will be equal to the fair market value of the securities so distributed less any portion of the capital gain and income realized by the Fund as a result of the redemption of those Units which has been allocated by the Fund to the Unitholder and, in the case of Subordinated Notes, less any accrued interest on those Subordinated Notes. Where a capital gain realized by the Fund as a result of the distribution of securities of New Fording or other securities of the Fund on the redemption of Units has been allocated by the Fund to a redeeming Unitholder and an appropriate designation has been made, the Unitholder will be required to include in income the taxable portion of the capital gain so allocated. Interest accrued in the taxation year of the Fund in which the redemption occurs but which has not been paid at the time of redemption will be treated as an amount of income paid to the Unitholder and therefore will be included in the Unitholder’s income in the year the Unit is redeemed.

      The cost of any securities of New Fording or other securities of the Fund distributed by the Fund to a Unitholder upon a redemption of Units will be equal to the fair market value of that security at the time of the distribution less, in the case of a Subordinated Note, any accrued interest on the Subordinated Note. The Unitholder will thereafter be required to include in income interest on any Subordinated Note so distributed in accordance with the provisions of the Canadian Tax Act. To the extent that the Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of a Subordinated Note by the Unitholder, an offsetting deduction will be available.

      The specific tax consequences to a Unitholder where Units are redeemed by the distribution of securities of New Fording or other securities of the Fund will depend on the nature of the property so distributed.

     Taxation of Capital Gains and Capital Losses

      A capital gain or loss realized by a Unitholder and the amount of any net taxable gains designated by the Fund in respect of a Unitholder will generally be treated as described above under “Taxation of Capital Gains and Capital Losses” in the context of Shareholders resident in Canada.

      Where a Unitholder is a corporation, the amount of any capital loss arising on the disposition of a Unit may be reduced by the amount of dividends from New Fording previously designated by the Fund to the

Unitholder to the extent and under the circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Units, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns Units. Unitholders to whom these rules may be relevant should consult their own tax advisors.

Taxation of Unitholders Not Resident in Canada

     Fund Distributions

      Where the Fund makes distributions to a Non-Resident, the same considerations as those discussed above with respect to a Unitholder who is a resident of Canada will apply, except that any distribution of income of the Fund (computed under the Canadian Tax Act as noted above) will not be subject to the same taxation as applies to a resident of Canada but will instead be subject to a Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of any applicable tax treaty or convention. Under the Canada-United States Tax Convention, (1980), the withholding rate generally applicable to residents of the U.S. is 15% of the gross amount of the distribution of income.

     Dispositions of Units

      A disposition or deemed disposition of a Unit, whether on redemption, by virtue of capital distributions in excess of a Unitholder’s adjusted cost base or otherwise, will not give rise to any capital gain subject to tax under the Canadian Tax Act by Unitholders who are Non-Residents, do not use or hold their Units in the course of a business carried on in Canada, hold their Units as capital property, and deal at arm’s length with New Fording and the Fund within the meaning of the Canadian Tax Act provided that such Units do not constitute “taxable Canadian property”.

      Units of a Unitholder will generally not constitute “taxable Canadian property” under the Canadian Tax Act unless: (i) at any time during the period of 60 months immediately preceding the disposition of Units by the Unitholder, not less than 25% of the issued Units (taking into account any rights to acquire Units) were owned by the Unitholder, by persons with whom the Unitholder did not deal at arm’s length or by any combination thereof, (ii) the Fund ceases to qualify as a mutual fund trust, or (iii) the Unitholder’s Units are otherwise deemed to be taxable Canadian property. A Unitholder who is a Non-Resident will generally compute the adjusted cost base of Units under the same rules as apply to residents of Canada.

      In the event that the Units constitute taxable Canadian property to a Unitholder who is a Non-Resident, the Unitholder would be required to file a Canadian tax return to report a disposition of Units, and, subject to the provisions of a tax treaty between Canada and the Unitholder’s jurisdiction of residence, be subject to Canadian federal income tax in respect of any capital gain arising from the disposition.

      Securities of New Fording or other securities of the Fund distributed by the Fund to a Unitholder who is a Non-Resident may be taxable Canadian property. A disposition of securities that constitute taxable Canadian property by a Unitholder who is a Non-Resident will generally be treated as described immediately above in the context of a disposition of Units that constitute taxable Canadian property by a Unitholder who is a Non-Resident. In addition, the Unitholder will be required to obtain a clearance certificate pursuant to Section 116 of the Canadian Tax Act in respect of the disposition of any taxable Canadian property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Sidley Austin Brown & Wood, U.S. counsel for the Corporation and the Fund, the following is, as of the date of this Third Supplement, a summary of the principal U.S. federal income tax considerations generally applicable to the disposition of Common Shares pursuant to the New Arrangement and the acquisition, holding and disposition of Units by a Unitholder that is a U.S. Holder. As used herein, a “U.S. Holder” means (a) a citizen or resident of the U.S.; (b) a corporation or other entity taxable as a corporation organized under the laws of the U.S. or any political subdivision thereof (including the states of the U.S. and the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; (d) a trust if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or (e) any other person that is subject to U.S. federal income tax on his, her or its worldwide income.

      This discussion does not address all aspects of taxation that may be relevant to particular U.S. Holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, Shareholders holding Common Shares as part of a hedging or conversion transaction or as part of a “straddle”, U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders that own or have owned, actually or constructively, 10% or more of the Common Shares or that will own, actually or constructively, 5% or more of the total voting power or the total value of Units after the completion of the New Arrangement. This discussion assumes that the Shareholder holds Common Shares and will hold Units as a capital asset and may not be applicable to holders who acquired Common Shares pursuant to the exercise of options or warrants or otherwise as compensation for services. Furthermore, this summary does not discuss state, local, or foreign tax considerations. This summary also assumes that neither the Corporation nor the Fund is or will be a “controlled foreign corporation” or a “foreign personal holding company” for U.S. federal income tax purposes.

      This discussion is based on the U.S. Tax Code, applicable U.S. Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Third Supplement, as well as certain factual representations made by the Corporation. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representation to be true, correct and complete in all material respects, may adversely affect the accuracy of the statements and conclusions described herein. No ruling has been sought from the United States Internal Revenue Service as to the U.S. federal income tax consequences of the New Arrangement, and the discussion set forth herein is not binding upon the Internal Revenue Service or any court.

      Due to the necessarily general nature of this summary, U.S. Holders should consult their own tax advisors regarding the U.S. federal, state and local tax consequences of the New Arrangement and of the holding and any subsequent disposition of Units, based on their particular circumstances.

The New Arrangement

     Participating Shareholders Other Than Long Term Holders

      In the New Arrangement, Participating Shareholders (other than Long Term Holders) will exchange Common Shares for New Voting Shares and New Non-Voting Shares, then exchange New Voting Shares for Subco Nominal Notes, and finally (i) exchange New Non-Voting Shares and Subco Nominal Notes for Units, to the extent that the Participating Shareholder is not to receive cash in the New Arrangement, and/or (ii) exchange New Non-Voting Shares and Subco Nominal Notes for Fund Notes, to the extent that the Participating Shareholder is to receive cash in the New Arrangement. As part of the New Arrangement, the Fund will pay off the Fund Notes in cash. For U.S. federal income tax purposes, these transactions in the aggregate should be considered to be an exchange of Common Shares for Units and/or cash, which exchange is governed by Sections 304 and 351 of the U.S. Tax Code.

      Assuming that these transactions are so treated, a U.S. Holder that is a Participating Shareholder (other than a Long Term Holder) will recognize no gain or loss upon the receipt of Units in exchange for Common Shares. The aggregate tax basis of the Units that such U.S. Holder receives will be the same as the aggregate tax basis of the Common Shares exchanged therefor, and the holding period for such Units will include the holding period of such Common Shares.

      Depending on the circumstances, the U.S. Holder’s receipt of cash may be treated in whole or in part as dividend income, capital gain or tax-free return of basis. Generally, if the New Arrangement results in a meaningful reduction of a U.S. Holder’s direct or indirect proportionate interest in the Corporation, the U.S. Holder will recognize capital gain (or loss) to the extent that the amount of cash received exceeds (or is less than) the U.S. Holder’s tax basis in the Common Shares in exchange for which the cash is received.

U.S. Holders that elect to receive entirely cash in the New Arrangement should receive such capital-gain treatment, regardless of pro rations that may cause them to receive Units in addition to cash.

      A U.S. Holder that does not elect to receive all cash in the New Arrangement may not have a meaningful reduction in his proportionate interest. In this connection, the United States Internal Revenue Service concluded in a published revenue ruling that a redemption of 3.3% of the shares held by the owner of a small number of shares of a publicly traded corporation who exercised no control over corporate affairs created a meaningful reduction in such shareholder’s proportionate interest in the corporation. If a U.S. Holder’s proportionate interest in the Corporation is not meaningfully reduced in the New Arrangement, any cash received will be treated as a dividend to the extent paid out of the current or accumulated earnings and profits of the Fund or New Fording, as computed for U.S. federal income tax purposes. The cash received in excess of this amount will first be applied to reduce the U.S. Holder’s tax basis in Units (which, prior to such reduction, will equal the U.S. Holder’s prior tax basis in Common Shares) and thereafter will be capital gain.

      Because the U.S. federal income tax treatment of a U.S. Holder may be influenced not only by the election of the Cash Option, but also by the amount of cash elected, as well as the amount of cash elected by all other Participating Shareholders and any resulting pro rations, U.S. Holders contemplating the Cash Option are particularly urged to consult their own tax advisors.

     Long Term Holders

      In the New Arrangement, Long Term Holders will exchange Common Shares for New Voting Shares and New Non-Voting Shares, then exchange New Voting Shares for Subco Nominal Notes, then exchange New Non-Voting Shares for Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares, and finally (i) exchange Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares for Units, to the extent that the Long Term Holder is not to receive cash in the New Arrangement, and/or (ii) exchange Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares for Fund Notes, to the extent that the Long Term Holder is to receive cash in the New Arrangement. As part of the New Arrangement, the Fund will pay off the Fund Notes in cash.

      The U.S. federal income tax consequences of the New Arrangement to a U.S. Holder that is a Long Term Holder are not entirely clear. Based on applicable authorities, it is likely that such U.S. Holder would be deemed to have exchanged Common Shares for Units and/or cash in a fully taxable transaction. If the U.S. Holder’s proportionate interest in the Corporation is meaningfully reduced as a result of the New Arrangement, the U.S. Holder should recognize capital gain (or loss) to the extent that the sum of the cash and the fair market value of the Units, if any, received exceeds (or is less than) the U.S. Holder’s tax basis in the Common Shares. Such a U.S. Holder should take a tax basis in the Units, if any, received in the New Arrangement equal to their fair market value, and the holding period for such Units should commence on the Effective Date. U.S. Holders that elect to receive entirely cash in the New Arrangement can expect to receive this treatment.

      If the U.S. Holder’s proportionate interest in the Corporation is not meaningfully reduced as a result of the New Arrangement, the U.S. Holder should recognize capital gain (or loss) to the extent that the fair market value of the Units received exceeds (or is less than) the U.S. Holder’s tax basis in the Common Shares. Such a U.S. Holder should take a tax basis in the Units, if any, received in the New Arrangement equal to their fair market value, and the holding period for such Units should commence on the Effective Date. The U.S. Holder should recognize dividend income equal to the cash, if any, received in the New Arrangement, to the extent that it is paid out of the current or accumulated earnings and profits of the Fund or New Fording, as computed for U.S. federal income tax purposes. Cash in excess of this amount should first reduce the U.S. Holder’s tax basis in the Units and thereafter result in capital gain.

      Due to the uncertain outcome of this issue, in addition to the tax complexities of the Cash Option, U.S. Holders that are Long Term Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the New Arrangement to them.

     Reporting Requirements

      U.S. Holders that are Participating Shareholders (other than Long Term Holders), except those receiving entirely cash in the New Arrangement, will be required to attach a statement to their tax returns for the taxable year in which the New Arrangement is completed that contains a statement of the pertinent facts. Such U.S. Holders of record of Common Shares as of the Effective Date will receive a statement conveying the information necessary to comply with this requirement.

     Dissenting Shareholders and Small Non-Board Lot Holders

      A U.S. Holder that is a Dissenting Shareholder and receives cash or Units upon valid exercise of Dissent Rights generally will recognize capital gain (or loss) to the extent that the amount of cash received and the fair market value of the Units received exceeds (or is less than) such U.S. Holder’s adjusted tax basis in the Common Shares. Interest, if any, awarded by a court to a Dissenting Shareholder will be taxed as ordinary income. For this purpose, the amount of ordinary income will include Canadian income tax withheld with respect to such interest.

      A U.S. Holder that is a Small Non-Board Lot Holder will recognize capital gain (or loss) to the extent that the sum of (i) the amount of cash received and (ii) Canadian income tax withheld with respect to the deemed dividend described above under “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Small Non-Board Lot Holders” exceeds (or is less than) such U.S. Holder’s adjusted tax basis in the Common Shares.

      Any Canadian income tax withheld from payments made to a U.S. Holder that is a Dissenting Shareholder or a Small Non-Board Lot Holder may, subject to limitations, be claimed as a foreign tax credit against the U.S. Holder’s federal income tax liability or may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year.

     United States Information Reporting and Backup Withholding

      The payments of cash in the New Arrangement that are treated as dividends to Participating Shareholders who are U.S. Holders will be subject to U.S. information reporting and may be subject to backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (which for an individual is the Social Security Number), certifies, under penalties of perjury, that he or she is not subject to backup withholding on an Internal Revenue Service Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations.

      A substitute Form W-9 was provided to all U.S. Holders with the original Information Circular. Every U.S. Holder other than exempt recipients who has not done so already should complete and submit this substitute form according to the instructions provided therewith, even is such U.S. Holder has previously provided such information to Fording.

      The current rate of backup withholding is 30% of the amount paid, which is scheduled to be reduced in increments to 28% by 2006. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

Ownership and Disposition of Units

     Status of the Fund

      Based on generally applicable principles of U.S. federal income tax law, the Fund should be classified as an “eligible business entity” rather than as an ordinary trust or investment trust. As an association, the Fund could be taxed either as a partnership or as a corporation. The Fund will file an election under Section 7701 of the U.S. Tax Code (a “check the box” election) to be treated as a corporation for U.S. federal income tax purposes.

      Based on the advice of its counsel, the Fund does not believe that it will be classified as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes. Generally, a non-U.S. corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% by value of the assets it holds during the taxable year produce or are held for the production of passive income. For this purpose, “passive income” includes the excess of gains over losses from sales of personal property that is actively traded, but excludes interest, dividends, rents or royalties received from a related person to the extent such amount is properly allocable to income of such related person that is not passive income. A partner’s distributive share of the income of a partnership is passive income only to the extent that the income of the partnership is passive income, and the partnership interest is a passive asset only to the extent that it produces passive income. Further, in applying these tests, a foreign corporation is treated as owning directly the assets of any corporation of which it owns, directly or indirectly, at least 25% of the stock by value. Even though the Fund’s income will consist of interest, dividends and distributions from New Fording, and the Fund’s assets will consist of equity and debt investments in New Fording, the foregoing attribution rules should prevent the Fund from being classified as a PFIC because substantially all of the income and assets of New Fording, its subsidiaries and the Partnership will be attributable to the production and sale of coal and other minerals that are not “actively traded” within the meaning of applicable U.S. federal income tax law.

     Dividends

      The gross amount of any distribution (including the Special Distributions) paid by the Fund to a U.S. Holder of Units generally will be subject to U.S. federal income tax as foreign-source dividend income to the extent paid out of the Fund’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below regarding distributions of Units, the amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends-received deduction. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of the Fund’s current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s adjusted tax basis in the Units, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Units. Then, to the extent such distribution exceeds such U.S. Holder’s adjusted tax basis in Units, it will be treated as capital gain.

      Should the Trustees determine to issue Units on a pro rata basis to Unitholders in satisfaction of any distribution by the Fund, the foregoing rules would apply only to (i) any Canadian income tax withheld on such distribution and (ii) the value of any increase in a U.S. Holder’s proportionate interest in the Fund by reason of the fact that the rate of withholding of Canadian income tax from distributions to any other shareholder or shareholders exceeds the rate of such withholding from the distribution to the U.S. Holder. A pro rata distribution of Units by the Fund would otherwise be tax-free to a U.S. Holder, and such holder would allocate the holder’s adjusted tax basis in Units ratably among all Units, including the Units received in such distribution.

      Any Canadian income tax withheld with respect to distributions made on the Units may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Fund will generally constitute foreign source, passive income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     Sale, Exchange, Redemption or Other Taxable Disposition of Units

      A U.S. Holder will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of Units equal to the difference between (i) the amount realized upon the sale, exchange, redemption or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Units. A U.S. Holder’s initial tax basis in the Units will be determined as discussed under “The New Arrangement” above, and may be adjusted on account of distributions by the Fund as discussed under “Ownership and Disposition of Units — Dividends” above. Generally, such gain or loss will be long-term capital gain or loss if, on the date of the sale, exchange, redemption or other taxable disposition, the holding period of the U.S. Holder is more than one year and otherwise will be short-term capital gain or loss. Gain or loss, if any, recognized by a U.S. Holder upon a sale, exchange, redemption or other taxable disposition of Units generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

     Foreign Exchange Gain or Loss

      Payments in Canadian dollars of distributions on Units, and of the proceeds of a sale, exchange, redemption or other taxable disposition of Units, must be translated to U.S. dollars in order to calculate the U.S. Holder’s federal income tax liability. Generally, an amount paid in Canadian dollars will be translated to a U.S. dollar amount by reference to the spot exchange rate in effect on the date the distribution is received or the sale, exchange, redemption or other taxable disposition is settled, regardless of whether the payment is in fact converted into U.S. dollars on that date. A U.S. Holder that receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on such date may have a foreign currency exchange gain or loss. Any such gain or loss will be treated as U.S. source ordinary income or loss.

     United States Information Reporting and Backup Withholding

      Distributions on Units are subject to information reporting and may be subject to backup withholding. Information reporting and backup withholding may also apply to the proceeds of a sale, exchange, redemption or other taxable disposition of Units. U.S. Holders are directed to the substitute Form W-9, discussed above, that was provided with the original Information Circular.

FOREIGN TAX CONSIDERATIONS

      Shareholders who are resident in jurisdictions other than Canada and the United States should consult their tax advisors with respect to the tax implications of the New Arrangement, including any associated filing requirements, in such jurisdictions.

RISK FACTORS

      The risk factors disclosed in the Information Circular at pages 78-86 and in the First Supplement at page 47 continue to apply in connection with the New Arrangement. Securityholders should also consider the following additional risk factors.

Synergies May Not Be Realized

      Fording, Teck, Westshore, OTPP and Sherritt entered into the New Combination Agreement to strengthen their respective positions in the coal industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the New Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner and on the ability of the Partnership to realize the anticipated growth opportunities and synergies from combining the Fording Contributed Assets, the Teck Contributed Assets and the Luscar Contributed Assets. Furthermore, the integration of the Contributed Assets will be time-consuming, and the management of the Partnership will have to dedicate substantial effort to it. These efforts could divert management’s focus and resources from other strategic opportunities and from operational matters during the integration process.

      Prior to the completion of the New Arrangement, Fording, Teck and the Luscar/CONSOL Joint Ventures will continue to operate independently. The significant efforts required of each of the parties in order to complete the New Arrangement and uncertainties as to the nature of ongoing reporting relationships could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that may adversely affect the Partnership’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the New Arrangement.

Material Commercial Consents and Third Party Approvals Are Required in Connection with the New Arrangement

      The New Combination Agreement requires the assignment of commercial agreements to the Partnership as part of their respective asset contributions. In connection with such assignments, the consent of certain third parties will be required. In particular, as a condition precedent to the consummation of the New Arrangement, Fording must obtain third party approvals required under the CP Arrangement Agreement, the Genesee Agreements, the CPR Agreement as well as the FX Acknowledgements. The consent in respect of the Genesee Agreements has been obtained. In addition, Fording, Teck, Luscar and CONSOL must obtain the consent to assignment of parties to certain agreements relating to coal sales, agency, rail, port and mining services and other shareholders of Neptune.

      There can be no guarantee that Fording, Teck, Luscar and CONSOL, as applicable, will be able to obtain these consents and approvals from such third parties and the failure to obtain consents could jeopardize the completion of the transaction. Further, even if the transaction is completed, the failure to obtain such consents and approvals may materially affect the level of synergies and savings capable of being achieved by the Partnership upon completion of the New Arrangement. See “Risk Factors — Synergies May Not be Realized”.

      In the event third party consents that are not conditions precedent to closing are not immediately available, the parties intend to assign the economic benefit of such agreements to the Partnership.

The Partnership’s Ability to Sell Coal Depends on the Availability and Affordability of Transportation and Port Services

      The Partnership will depend on rail and ship transportation to deliver metallurgical coal to its customers. For its overseas sales, the Partnership will pay for rail haulage of metallurgical coal to the west coast of Canada and the port cost of loading coal onto ships. These transportation costs are a significant component of the total cost of supplying metallurgical coal to customers overseas. Any increase in the costs of transporting coal or loading coal onto vessels at port, whether borne by the Partnership or its customers, could adversely affect the Partnership’s competitive position in overseas metallurgical coal markets and the Partnership’s profitability from sales to such markets.

      Disruption of rail and port services could impair the Partnership’s ability to supply coal to its customers and result in lost sales and reduced profitability. While Westshore has advised that the January 2003 windstorm incident affecting one deep-sea berth and two ship loaders at Westshore’s coal terminal at Robert’s Bank, British Columbia, is not expected to cause material disruption in port services, there can be no assurance that events at Westshore will not affect the Partnership’s delivery requirements during the anticipated six-month repair period. The Partnership will remain dependent on the Westshore and Neptune Terminals to ship substantially all of its future metallurgical coal production. There can be no assurance that the Partnership will not face short-term costs and charges in connection with shipping through the Westshore terminal.

      The Partnership’s Fording River, Coal Mountain, Greenhills, Elkview, Luscar and Line Creek mines are dependent upon third party rail carriers and are each served by only one rail carrier.

Teck is Managing Partner of the Partnership

      The primary asset of the Fund is its initial indirect 65% interest in the Partnership held through New Fording. Teck is the managing partner of the Partnership and will manage the operations of the Partnership, subject to the approval of Partners entitled to 95% of the Distribution Entitlements (currently Teck and New

Fording) in respect to certain matters. These matters range from approval of fundamental changes, to certain major strategic and business decisions, including annual operating and capital budgets, including reserve allocations. Although Teck is also a significant Unitholder, its interests as a Partner, particularly in respect of reinvestment in the Partnership, could differ from that of New Fording. Disagreements over the extent of reserves to be maintained by the Partnership could affect the level of distributable cash available to the Fund.

RECENT DEVELOPMENTS

Greenhills Joint Venture Extension

      The joint venture agreement between Pohang Steel Canada Limited, Pohang Iron and Steel Company Limited and FCL regarding the operation of the Greenhills mine terminates on March 31, 2003 if the parties have not entered into new coal sales agreements on mutually satisfactory terms. The parties have agreed to extend the joint venture and current sales agreements for an additional year. Negotiations for longer term arrangements are continuing.

Minera NYCO S.A. de C.V.

      Under Canadian generally accepted accounting principles, when conditions exist that indicate long-lived assets may be impaired, an entity is required to compare the net cash flows anticipated from the asset, including interest costs, to the carrying amount of the long-lived assets. Fording’s Minera NYCO operation in Mexico, which forms part of its Industrial Minerals Operations, has shown cash losses since the commencement of operations. Fording is currently preparing an analysis of the expected future net cash flows from these assets in order to determine if such cash flows are expected to be less than the carrying amount of these assets. If expected cash flows are less than the carrying amount, the carrying amounts will be reduced on Fording’s audited annual financial statements for the period ending on December 31, 2002.

VOTING SHARES AND PRINCIPAL HOLDERS

      The Securities are the only securities in the capital of the Corporation entitled to vote at the Meeting. As at December 31, 2002, 50,657,289 Common Shares and 775,188 Options were issued and outstanding. Securityholders are entitled to one vote for each such Security held. The only resolution that Optionholders will consider and vote on is the Amended Arrangement Resolution.

      The presence, in person or by proxy, of at least two holders of Common Shares holding not less than 10% of the total number of issued and outstanding Common Shares is necessary for a quorum at the Meeting.

      Pursuant to the Interim Orders, the Board of Directors has fixed the close of business at 5:00 p.m. (Mountain Standard Time) on January 23, 2003 as the Record Date for the purposes of determining the Securityholders entitled to vote at the Meeting. Under the CBCA, Securityholders whose names have been entered on the respective registers of the Corporation at the close of business on January 23, 2003 are entitled to vote at the Meeting.

      To the knowledge of Fording, its directors and officers, no person beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any Securities of Fording.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

      The following table sets forth the reported high and low sales prices and the trading volumes of the Common Shares as reported by those stock exchanges for the periods indicated:

	TSX			NYSE ($U.S.)

	High	Low	Volume	High	Low	Volume

2002
First Quarter	$31.60	$25.55	11,719,372	$19.74	$16.03	2,259,200
Second Quarter	$32.75	$27.90	9,272,624	$21.45	$17.65	1,712,000
Third Quarter	$29.47	$22.00	11,126,912	$19.10	$13.90	2,209,000
Fourth Quarter	$33.60	$21.59	61,350,796	$21.60	$13.70	2,187,900

Total for Period	$33.60	$21.59	93,469,704	$21.60	$13.70	8,368,100

2003
First Quarter(1)	$34.10	$32.81	25,739,749	$22.18	$20.85	662,700

Total for Period	$34.10	$32.81	25,739,749	$22.18	$20.85	662,700

Note

(1)	First quarter of 2003 up to January 24, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

      In addition to the Information Circular and the First Supplement, the following documents, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this Third Supplement:

(a)	the Corporation’s Second Supplement to the Information Circular dated December 30, 2002;

(b)	the Corporation’s press releases dated: December 24, 2002; January 6, 2003, January 13, 2003 and January 20, 2003; and

(c)	the Corporation’s material change report dated January 22, 2003.

      All documents of the kind referred to above filed by Fording with a securities commission or any similar authority in Canada after the date of this Third Supplement and prior to the completion of the New Arrangement shall be deemed to be incorporated by reference into this Third Supplement.

      Any statement contained in this Third Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Third Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Third Supplement.

      Copies of the documents incorporated by reference may be accessed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) or obtained on request without charge from Mr. James F. Jones, Corporate Secretary, at Suite 1000, 205-9th Avenue SE, Calgary, Alberta, Canada T2G 0R4, or from Georgeson Shareholder at 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, Toronto, Ontario M5K 1J3, toll free at 1-866-254-7864 (English), 1-866-258-7293 (French).

AUDITORS, TRANSFER AGENT AND REGISTRAR

      The auditor of the Corporation is PricewaterhouseCoopers LLP, Chartered Accountants.

      The auditor of Teck is PricewaterhouseCoopers LLP, Chartered Accountants.

      The auditor of Luscar is Deloitte & Touche LLP, Chartered Accountants.

      Computershare Trust Company of Canada is the Transfer Agent and registrar for the Common Shares at its principal offices in Calgary, Alberta, Toronto, Ontario, Montreal, Quebec, Vancouver, British Columbia, and New York, New York.

EXPENSES OF THE NEW ARRANGEMENT

      The estimated costs to be incurred by the Corporation relating to the New Arrangement including, without limitation, the payment to Teck and Westshore borne directly or indirectly by Fording of $25 million as a reimbursement of and contribution to their expenses and costs, the payment to OTPP and Sherritt borne directly or indirectly by Fording of $50 million as a reimbursement of and contribution to their expenses and costs, Fording’s financial advisory, banking, accounting and legal fees, the preparation, printing and delivery of all of Shareholder communications, including this Third Supplement, and other out-of-pocket expenses, are expected to aggregate approximately $110 million.

LEGAL MATTERS

      Osler, Hoskin & Harcourt LLP, Canadian legal counsel to Fording, has advised Fording with respect to certain Canadian legal matters disclosed in this Third Supplement. Sidley Austin Brown & Wood, U.S. legal counsel to Fording, has advised Fording with respect to certain U.S. legal matters disclosed in this Third Supplement.

      Lang Michener and Thorsteinssons, Canadian legal counsel to Teck, have advised Teck with respect to certain Canadian legal matters disclosed in this Third Supplement. Paul, Weiss, Rifkind, Wharton & Garrison, U.S. legal counsel to Teck, has advised Teck with respect to certain U.S. legal matters disclosed in this Third Supplement.

      Lawson Lundell, Canadian legal counsel to Westshore, has advised Westshore with respect to certain Canadian legal matters disclosed in this Third Supplement.

      Torys LLP and Bennett Jones LLP, Canadian legal counsel to Sherritt and OTPP, have advised Sherritt and OTPP with respect to certain Canadian legal matters disclosed in this Third Supplement. Mayer, Brown, Rowe & Maw, U.S. counsel to Sherritt and SCPII, has advised Sherritt and SCPII with respect to certain U.S. legal matters disclosed in this Third Supplement.

      As of the date hereof, partners and associates of each of these firms collectively owned beneficially, directly or indirectly, less than 1% of the Common Shares.

INFORMATION AGENT

      The Corporation has retained Georgeson Shareholder to act as information agent in connection with the New Arrangement. Georgeson Shareholder will assist in the solicitation of proxies. The Corporation has agreed to pay Georgeson Shareholder a fee for acting as information agent in connection with the New Arrangement and for assisting in the solicitation of proxies.

      Any questions or requests for assistance in connection with the New Arrangement should be made directly to Georgeson Shareholder. Shareholders with questions should contact Georgeson Shareholder at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French.

FORWARD LOOKING STATEMENTS

      This Third Supplement contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to the expectations, intentions, plans and beliefs of Fording, Teck, Westshore, OTPP, Sherritt or Luscar. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Securityholders should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the “Risk Factors” sections of the Information Circular, the First Supplement and this Third Supplement, that could cause actual results to differ materially from those suggested by the forward-looking statements.

      Securityholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. These factors include, but are not limited to, changes in commodity prices; currency and interest rate fluctuations; achievement of synergies by the Partnership; changes in steel-making methods and other technological changes; the strength of various economies; changes in the manner in which production, transportation or use of the products of Fording, Teck or the Luscar/ CONSOL Joint Ventures are regulated; the availability and comparative price of energy commodities; the effects of competition and pricing pressures; the oversupply of, or lack of demand for, the products of Fording, Teck or the Luscar/ CONSOL Joint Ventures; changes in the manner in which the power industry is regulated; various events which could disrupt operations, including labour stoppages and severe weather conditions; and the ability of the Fund, New Fording and the Partnership to anticipate and manage the foregoing factors and risks.

      Fording cautions that the list of factors set forth above is not exhaustive. Fording undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

      Statements relating to the magnitude or quality of the mineral deposits of Fording, Teck, or the Luscar/ CONSOL Joint Ventures are forward-looking statements. The reliability of such information is affected by, among other things, uncertainties involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

SUPPLEMENTAL EARNINGS MEASURE

      Net earnings before interest, income taxes, depreciation and amortization (“EBITDA”) is a metric used by many investors to compare companies on the basis of ability to generate cash from operations. It is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles or cash available for distribution. EBITDA may not be comparable to similarly titled amounts reported by other issuers. EBITDA, as used in this Third Supplement, can be determined from the financial statements of Fording, the Elkview mine, the Prairie Operations and the Luscar mine and the Line Creek mine attached to or incorporated by reference into this Third Supplement.

      Distributable Cash, Available Cash, Available Cash Before Reserve and Partnership Distributable Cash are not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles and do not have a standardized meaning prescribed by generally accepted accounting principles. Distributable Cash, Available Cash, Available Cash Before Reserve and Partnership Distributable Cash are unlikely to be comparable to similar measures presented by other issuers.

CURRENCY EXCHANGE RATES

      Except where otherwise indicated, all dollar amounts set forth in this Third Supplement are expressed in Canadian dollars and “$” and “Cdn$” mean Canadian dollars. The following tables set forth (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per U.S. dollar and in U.S. dollars per Canadian dollar, respectively, in effect at the end of the periods indicated, (ii) the average noon exchange rates for such periods and (iii) the high and low exchange rates during such periods, based on the rates quoted by the Bank of Canada.

	January 1, 2003	Year Ended December 31
	Through
Canadian Dollar per U.S. Dollar	January 24, 2003	2002	2001	2000

Noon rate at end of period	$1.5221	$1.5704	$1.5926	$1.5002
Average noon rate for period	1.5446	1.5704	1.5484	1.4852
High for period	1.5777	1.6184	1.6052	1.5632
Low for period	1.5225	1.5028	1.4901	1.4318

	January 1, 2003	Year Ended December 31
	Through
U.S. Dollar per Canadian Dollar	January 24, 2003	2002	2001	2000

Noon rate at end of period	$0.6570	$0.6368	$0.6279	$0.6666
Average noon rate for period	0.6474	0.6368	0.6458	0.6733
High for period	0.6338	0.6179	0.6230	0.6397
Low for period	0.6568	0.6654	0.6711	0.6984

      On January 24, 2003, the Canadian dollar per U.S. dollar rate of exchange based on the noon rate as quoted by the Bank of Canada was 1.5221 and the U.S. dollar per Canadian dollar rate of exchange based on the noon rate as quoted by the Bank of Canada was 0.6570.

OTHER BUSINESS

      Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Postponed Special Meeting and this Third Supplement. However, if any other matter properly comes before the Meeting, the forms of proxy accompanying this Third Supplement confer discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Postponed Special Meeting and with respect to other matters that may properly come before the Meeting.

APPROVAL OF DIRECTORS

      The contents of this Third Supplement and the sending of this Third Supplement to Securityholders have been approved by the Board of Directors of Fording Inc.

January 27, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “RICHARD F. HASKAYNE”

Richard F. Haskayne O.C., F.C.A.
Chairman of the Board of Directors

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

January 27, 2003.

/s/ “JAMES G. GARDINER”	/s/ “ALLEN R. HAGERMAN”

James G. Gardiner	Allen R. Hagerman, F.C.A.
President, Chief Executive Officer and a Director	Vice-President and Chief Financial Officer

APPENDIX A —

AMENDED ARRANGEMENT RESOLUTION

To be passed by the holders (“Securityholders”)

of common shares and options to purchase common shares
in the capital of the Corporation, voting together as a class

BE IT RESOLVED, as a special resolution, that:

1.	The arrangement (the “New Arrangement”) under section 192 of the Canada Business Corporations Act, substantially in accordance with the New Plan of Arrangement attached as Appendix B to the supplement dated January 27, 2003 to the Notice of Special Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002, or as that New Plan of Arrangement may be modified or amended from time to time, is authorized and approved.

2.	Notwithstanding that this resolution has been passed by the Securityholders or that the New Arrangement has been approved by the Court of Queen’s Bench of Alberta, the Board of Directors of the Corporation may, without further approval of the Securityholders, amend the New Plan of Arrangement, in the manner specified therein, or decide not to proceed with the New Arrangement or revoke this resolution at any time prior to the issue of the certificate giving effect to the New Arrangement.

3.	Any officer or director of the Corporation is authorized to sign and deliver for and on behalf of the Corporation all such documents and to do all such other acts as such officer or director may consider necessary or desirable to give effect to the foregoing.

A-1

APPENDIX B —

NEW PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1 Definitions

      In this Plan of Arrangement, the following terms have the following respective meanings:

(a)	“Arrangement” means the arrangement under Section 192 of the CBCA described in this Plan of Arrangement involving the Corporation, its Securityholders, FCL, Subco, the Fund, Teck, Westshore, TBCI, QCP, Luscar, CONSOL, Sherritt, SCPII and OTPP;

(b)	“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Provinces of Alberta, British Columbia and Ontario, on which the principal commercial banks in downtown Calgary, Toronto and Vancouver are generally open for the transaction of commercial banking business;

(c)	“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended;

(d)	“Cash Option” means the alternative available to Participating Shareholders under the Arrangement to elect to receive $35.00 in cash for each Common Share held, subject to pro ration;

(e)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, C.c-44, as amended;

(f)	“Certificate of Arrangement“ means the certificate or proof of filing of the Articles of Arrangement to be issued pursuant to Section 192(7) of the CBCA;

(g)	“Combination Agreement” means the combination agreement and schedules thereto dated January 12, 2003 between the Corporation, Teck, Westshore, OTPP and Sherritt, as the same may be amended in accordance with its terms;

(h)	“Common Shares” means the common shares in the capital of the Corporation;

(i)	“Common Share Trading Price” means the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the earlier of the date upon which the election for the Cash Option or the Unit Option must be made and the Effective Date or such other formula approved by the board of directors of New Fording in the event such trading prices are not reflective of the fair market value of the Common Shares;

(j)	“CONSOL” means CONSOL Energy Inc., CONSOL Energy Canada Ltd. and/or CONSOL of Canada Inc., as the case may be;

(k)	“Corporation” or “Fording” means Fording Inc., a corporation existing under the CBCA;

(l)	“CP Transaction” means the transaction completed on October 1, 2001 pursuant to which Fording became a publicly traded corporation, a predecessor to Fording having previously been indirectly owned by a single shareholder, Canadian Pacific Limited;

(m)	“CP Optionholders” means the former Canadian Pacific Limited optionholders who held options and accompanying share appreciation rights under the key employee stock option plan of Canadian Pacific Limited, which options and stock appreciation rights were replaced, in part, by options and accompanying share appreciation rights issued under Fording’s key employee stock option plan pursuant to a plan of arrangement setting forth the steps comprising the CP Transaction;

(n)	“Depository” means Computershare Trust Company of Canada as the registrar and transfer agent of the Units;

(o)	“Director” means the Director appointed under Section 260 of the CBCA;

(p)	“Dissenting Shareholder” means a registered Shareholder on January 23, 2003 who has duly exercised, and who does not, prior to the time at which the resolution of Securityholders authorizing the Arrangement is approved, withdraw or otherwise relinquish the dissent rights available to it in connection with the Arrangement;

(q)	“Effective Date” means the date shown on the Certificate of Arrangement;

(r)	“Effective Time” means the first moment in time on the Effective Date;

(s)	“Elected Cash Amount” has the meaning set out in Section 3.2(b)(i);

(t)	“Elected Unit Amount” means the aggregate number of Common Shares in respect of which holders of Common Shares have elected or are deemed to have elected to receive ultimately Units in respect of their Common Shares, prior to any pro ration hereunder;

(u)	“Election Form” means the green election form for use by Participating Shareholders respecting the election of the Cash Option, the Unit Option or a combination thereof;

(v)	“Exchange Option Plan” means the Unit option plan of the Fund created as part of the Arrangement pursuant to which Options will ultimately be exchanged for Exchange Options in the form attached to this Plan as Schedule “A”;

(w)	“Exchange Options” means options to purchase Units, and any accompanying unit appreciation rights, to be issued under the Exchange Option Plan;

(x)	“Excluded Assets” means all of the outstanding shares and debt of NYCO Minerals Inc. and 627066 Alberta Ltd., the Initial Unit and Fording’s rights and obligations in connection with its interest in the Esquimault and Nanaimo railway lands including a former mining operation located at Mount Washington on Vancouver Island;

(y)	“Existing Option Plans” means, collectively, the Corporation’s Directors’ Stock Option Plan and its Key Employee Stock Option Plan;

(z)	“FCL” means Fording Coal Limited/Les Charbons Fording, Limitée, a corporation existing under the CBCA;

(aa)	“Fording Royalty” means the participation right retained by New Fording to receive a royalty to be determined on an arm’s length commercial basis in respect of expansion of production, if any, from lands forming part of the Prairie Operations beyond levels on January 12, 2003, such royalty not to exceed 5% of Gross Revenues from such expansion, excluding for this purpose only the planned 2005 expansion of the Genesee mine;

(bb)	“Fund” means the Fording Canadian Coal Trust, a trust to be established under the laws of Alberta pursuant to a declaration of trust;

(cc)	“Fund Notes” means the demand non-interest bearing notes of the Fund, each with a principal amount of $35.00, issuable pursuant to the Plan of Arrangement, substantially in the form attached as Schedule “B”;

(dd)	“Gross Revenue” means, for the purpose of the definition of “Fording Royalty” above, the selling price of product without any deductions or, in the case of product that is deemed to be sold, the fair market value for such product;

(ee)	“Information Circular” means, collectively, the Notice of Special Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002 as supplemented and amended by the first supplement thereto dated December 8, 2002, the second supplement thereto dated December 30, 2002 and the third supplement to which this Plan of Arrangement is attached;

(ff)	“Initial Unit” means the Unit to be issued to FCL in consideration of the contribution of all of the issued and outstanding common shares of Subco upon the formation and settlement of the Fund;

(gg)	“Long-Term Holder” means a Shareholder who:

(i)	owned, or was deemed by the Canadian Tax Act to own, shares of Canadian Pacific Limited (“CPL”) on January 1, 1972, had a cost in such shares on January 1, 1972 that was less than $13.88, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date; or

(ii)	is an individual (other than a trust) resident in Canada who owned shares of CPL on February 22, 1994, continued to hold such shares until October 1, 2001, being the date on which the CP Transaction occurred, and continues to hold the Common Shares received in exchange for such shares of CPL through to the Effective Date;

(hh)	“Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta, except, in respect of paragraph 3.1(u) and paragraph 3.1(w), means Luscar Ltd. and/or affiliated entities of OTPP and Sherritt;

(ii)	“Luscar Assets” means the assets of the Luscar/CONSOL Joint Ventures which are described in the Luscar/CONSOL Term Sheet dated January 12, 2003 as being transferred, including the Line Creek mine, the Cheviot mine, the Luscar mine and the collective interest of Luscar and CONSOL in Neptune Bulk Terminals (Canada) Ltd.;

(jj)	“Luscar Asset Obligations” means all liabilities and obligations relating to the Luscar Assets, with the exception of those excluded liabilities and obligations that are described in the Luscar/CONSOL Term Sheet dated January 12, 2003, as that term sheet may be amended;

(kk)	“Luscar/CONSOL Joint Ventures” means the joint ventures in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot mine and the Line Creek mine;

(ll)	“Luscar/ CONSOL Note” means the demand non-interest bearing note of Subco substantially in the form attached as Schedule “H” having a principal amount determined in accordance with Section 5.2;

(mm)	“Luscar/ CONSOL Royalty” means the 2 1/2% of net revenues royalty retained by each of Luscar and CONSOL based on any coal mined at any time after the Effective Date from Cheviot, Folding Mountain, Cadomin East, Luscar North and any other reserves at the Luscar mine which are part of the Luscar Assets that are not currently defined as part of the A-6 pit at the Luscar mine;

(nn)	“Luscar/ CONSOL Subordinated Note” means the unsecured, subordinated note of Subco to be issued by Subco pursuant to the Arrangement having substantially the terms summarized in the third supplement to the Information Circular and having a principal amount determined in accordance with Section 5.2;

(oo)	“Luscar/ CONSOL Term Sheet” means the Purchase of Luscar/ CONSOL Joint Venture & Related Assets Term Sheet dated January 12, 2003 and signed by Fording, CONSOL and Luscar;

(pp)	“Maximum Cash Amount” means $1.05 billion;

(qq)	“Maximum Unit Amount” means that number of Units equal to the number of outstanding Common Shares at the Effective Time, less (a) 30,000,000 Units representing the Common Shares that will be effectively exchanged for cash, and (b) a number of Units equal to the number of Common Shares held by Small Non-Board Lot Holders and Dissenting Shareholders;

(rr)	“Meeting” means the special meeting of Securityholders to be held on February 19, 2003, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Amended Arrangement Resolution (as such term is defined in the Information Circular as modified by the third supplement to which this Plan of Arrangement is attached);

(ss)	“New Fording” means Fording Inc., the successor corporation to FCL, Fording and Subco following the commencement of the winding-up of FCL into Fording, the commencement of the winding-up of Fording into Subco and the renaming of Subco as “Fording Inc.”, all of which will occur as part of the Plan of Arrangement;

(tt)	“New Non-Voting Shares” means the New Non-Voting Shares in the capital of Fording having the rights, privileges, conditions and restrictions specified in Schedule “C”;

(uu)	“New Options” means options to purchase New Non-Voting Shares issued by Fording pursuant to the Arrangement in exchange for Options;

(vv)	“New Voting Shares” means the New Voting Preference Shares in the capital of Fording having the rights, privileges, conditions and restrictions specified in Schedule “C”;

(ww)	“Note Indenture” means the trust indenture providing for issuance of the Subordinated Notes to be dated the Effective Date and made between Fording and Computershare Trust Company of Canada as Trustee;

(xx)	“Options” means the outstanding options to purchase Common Shares issued pursuant to the Existing Option Plans;

(yy)	“OTPP” means the Ontario Teachers’ Pension Plan, a non-share capital corporation established under the laws of Ontario;

(zz)	“OTPP Unit Amount” means the 3,150,260 Common Shares held by OTPP;

(aaa)	“Participating Shareholders” means at the Effective Time, holders of Common Shares other than Small Non-Board Lot Holders and Dissenting Shareholders;

(bbb)	“Partnership” means the Fording Coal Partnership, the general partnership to be formed under the laws of Alberta, the initial partners of which will be FCL, Teck, QCP and TBCI;

(ccc)	“Partnership Promissory Note” means the demand non-interest bearing promissory note of the Partnership with a principal amount of $125 million substantially in the form attached as Schedule “I”;

(ddd)	“Plan of Arrangement” or “Plan” means this plan of arrangement and any amendment or variation made in accordance with the terms hereof;

(eee)	“Prairie Operations” means the thermal coal mine business of Fording and its holdings of mineral properties and rights that will be purchased by SCPII or an affiliated entity of OTPP and Sherritt as described in the Prairie Operations Term Sheet. This business consists principally of Fording’s operations at Genesee, Whitewood and Highvale, Alberta, its undeveloped resource properties in Alberta, Manitoba and Saskatchewan, and the royalties receivable from third parties mining at Fording’s mineral properties at locations in Alberta and Saskatchewan. It excludes the rights and obligations of Fording in connection with its interest in the Esquimault and Nanaimo railway lands, including the former mining operation located at the Mount Washington mine site, as well as thermal coal produced incidentally to operations primarily involving Fording’s metallurgical coal business;

(fff)	“Prairie Operations Term Sheet” means the term sheet set forth as Schedule 2.3(c) of the Combination Agreement describing the terms on which the Prairie Operations will be sold by Fording to SCPII or an affiliated entity of OTPP and Sherritt;

(ggg)	“Proceeds Date” means the second trading day on the TSX following the Effective Date or such other date as the board of directors of the Corporation may select;

(hhh)	“QCP” means Quintette Coal Partnership, a general partnership existing under the laws of British Columbia, having as its partners, Teck and TBCI;

(iii)	“QCP Mobile Equipment” means all mobile equipment owned by QCP other than mobile equipment owned by QCP and leased to Teck as at January 12, 2003;

(jjj)	“SCPII” means Sherritt Coal Partnership II, a general partnership existing under the laws of Ontario, the two partners of which are wholly-owned subsidiaries of each of OTPP and Sherritt;

(kkk)	“Securityholders” means, collectively, Shareholders and holders of Options;

(lll)	“Shareholder Rights Plan” means the existing Fording shareholder rights plan;

(mmm)	“Shareholders” means the holders of Common Shares shown from time to time on the register maintained by or on behalf of Fording in respect of such Common Shares;

(nnn)	“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;

(ooo)	“Small Non-Board Lot Holder” means a registered holder of Common Shares holding 20 Common Shares or less as of the close of business in Calgary, Alberta on November 19, 2002 who continues to hold such Common Shares as a registered holder through to the Proceeds Date and who does not elect to receive Units pursuant to the Arrangement;

(ppp)	“Small Non-Board Lot Holder Retention of Interest Form” means the form enclosed in packages sent to registered Shareholders with the Information Circular of the Corporation dated November 20, 2002, pursuant to which Shareholders of 20 Common Shares or less may elect to receive Units as consideration under the New Arrangement;

(qqq)	“Subco” means 4123212 Canada Ltd., a corporation existing under the CBCA into which Fording and FCL will be wound-up and which will become New Fording;

(rrr)	“Subco Common Shares” means the common shares in the capital of Subco having substantially the rights, privileges, conditions and restrictions set forth in Schedule “D”;

(sss)	“Subco Nominal Notes” means the demand, non-interest bearing notes of Subco, each with a principal amount of $0.01, issuable pursuant to the Arrangement substantially in the form attached as Schedule “E”;

(ttt)	“Subco Preferred Shares” means the preferred shares in the capital of Subco having substantially the rights, privileges, conditions and restrictions set forth in Schedule “F”, and each having a redemption amount determined in accordance with Section 5.1;

(uuu)	“Subco Promissory Notes” means the demand non-interest bearing promissory notes of Subco each with a principal amount equal to the amount obtained by dividing $445 million by the number of Common Shares held by Participating Shareholders immediately prior to the Effective Time substantially in the form attached as Schedule “G”;

(vvv)	“Subordinated Notes” means the unsecured, subordinated notes of Subco to be issued by Subco pursuant to the Arrangement having substantially the terms summarized on page 59 of the Information Circular dated November 20, 2002 under the heading “Subordinated Notes” and each having a principal amount determined in accordance with Section 5.1, and for greater certainty, do not include the Luscar/ CONSOL Subordinated Note;

(www)	“TBCI” means Teck Bullmoose Coal Inc., a corporation existing under the laws of British Columbia;

(xxx)	“Teck” means Teck Cominco Limited, a corporation existing under the CBCA;

(yyy)	“Teck Contributed Assets” means all assets (other than cash) and liabilities associated with the Elkview Mine and all other properties with potential coal reserves or resources owned by Teck or its affiliates in North America and associated surface rights other than (a) the Quintette coal leases and licences and overlying surface tenures (the balance of which will be conveyed after completion of the reclamation); (b) mobile equipment and related parts owned by QCP (the balance of the QCP Mobile Equipment and related parts will be conveyed to the Partnership after completion of reclamation); (c) any assets related to the Bullmoose mine (the balance of which will be conveyed, subject to receipt of joint venture consent, when shutdown by TBCI has been completed and the mine reclaimed); and (d) for greater certainty, mobile equipment used at Elkview leased from QCP and Teck’s and TBCI’s interest in QCP;

(zzz)	“TSX” means the Toronto Stock Exchange;

(aaaa)	“Unit” means a trust unit of the Fund;

(bbbb)	“Unit Option” means the election available to Participating Shareholders pursuant to the Arrangement to ultimately receive a Unit for each Common Share in respect of which an election is made or deemed to be made under this Plan, subject to pro ration, instead of a Fund Note for the exchanges described herein which election is given effect under this Plan by such Participating Shareholder receiving a Unit;

(cccc)	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

(dddd)	“Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

1.2 Certain Rules of Interpretation

      In this Plan:

(a)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(b)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

(c)	Including — Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)	Statutory References — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Schedules

      The Schedules to this Plan, as listed below, are an integral part of this Plan:

Schedule	Description

Schedule “A”	Exchange Option Plan
Schedule “B”	Form of Fund Note
Schedule “C”	Rights, Privileges, Conditions and Restrictions attaching to the New Voting Shares and the New Non-Voting Shares
Schedule “D”	Rights, Privileges, Conditions and Restrictions attaching to the Subco Common Shares
Schedule “E”	Form of Subco Nominal Note
Schedule “F”	Rights, Privileges, Conditions and Restrictions attaching to the Subco Preferred Shares
Schedule “G”	Form of Subco Promissory Note
Schedule “H”	Form of Luscar/CONSOL Note
Schedule “I”	Form of Partnership Promissory Note

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT

2.1 Arrangement

      This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms part of, the Combination Agreement.

2.2 Effectiveness

      Upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, this Plan of Arrangement will become effective and will be binding without any further authorization, act or formality on the part of the parties participating in the Plan, the Court, the Director or the Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time. Furthermore, each of the events listed in Section 3.1 shall be, without affecting the timing set out in Section 3.1, mutually conditional, such that no event may occur without all steps occurring and the events together effect the integrated transaction which constitutes the Arrangement.

ARTICLE 3

ARRANGEMENT

3.1	Events Occurring Within the Plan

      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise noted, one minute apart and in the following order without any further act or formality:

(a)	The Shareholder Rights Plan will be terminated;

(b)	Each outstanding Common Share held by a Small Non-Board Lot Holder will be cancelled by Fording in consideration for the payment of an amount in cash equal to the Common Share Trading Price;

(c)	The stated capital account maintained by FCL for its class of common shares will be reduced to $1.00 without any payment or other distribution of property by FCL therefor;

(d)	FCL will transfer beneficial ownership in all of its inventories and an undivided 75% interest in all of its other assets, excluding the Excluded Assets and the Prairie Operations, into the Partnership as a capital contribution to the Partnership in exchange for:

(i)	the Partnership Promissory Note;

(ii)	the assumption of that portion of the obligations relating to the assets, and the operation thereof, contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) and paragraph 3.1(aa) as is determined by FCL prior to the Effective Date; and

(iii)	an interest in the Partnership that will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, equal the product obtained when 65% is multiplied by the quotient obtained when:

(A)	the excess of the fair market value of the assets contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) over the total of the principal amount of the Partnership Promissory Note and the amount of obligations assumed pursuant to this paragraph 3.1(d);

is divided by:

(B)	the excess of the total fair market value of the assets contributed to the Partnership as a capital contribution pursuant to this paragraph 3.1(d) and paragraph 3.1(aa) over the total of the principal amount of the Partnership Promissory Note and the amount of obligations assumed pursuant to this paragraph 3.1(d) and paragraph 3.1(aa);

which interest in the Partnership will, at such time, represent an overwhelming majority of the interests in the Partnership;

(e)	Fording and FCL will adopt a plan of complete liquidation of FCL under section 332 of the U.S. Tax Code and, pursuant to subsection 210(3) of the CBCA, FCL will commence to wind-up and dissolve in accordance with subsection 88(1) of the Canadian Tax Act, and pursuant thereto, will transfer beneficial ownership in all of its property to Fording as its sole shareholder and Fording will assume all obligations of FCL;

(f)	The New Non-Voting Shares and the New Voting Shares will be created as authorized classes of shares of Fording;

(g)	Each outstanding Common Share held by a Participating Shareholder will be exchanged for one New Voting Share and one New Non-Voting Share, all such Common Shares so exchanged will be cancelled, and thereafter the Common Shares will cease to be an authorized class of shares of Fording;

(h)	Contemporaneously with the transaction set forth in paragraph 3.1(g), each outstanding Option will be exchanged for a New Option and the exercise price under the New Option will be equal to the exercise price of the outstanding Option, less the excess, if any, of (A) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) over (B) the fair market value of a New Non-Voting Share immediately after the share exchange referred to in paragraph 3.1(g), and thereafter the outstanding Option will be cancelled;

(i)	Each New Voting Share held by a Participating Shareholder will be acquired by Subco in exchange for the issuance of one Subco Nominal Note;

(j)	Subject to Section 3.2, each New Non-Voting Share and Subco Nominal Note held by a Participating Shareholder (other than a Long-Term Holder) who has elected the Cash Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Fund Note;

(k)	Subject to Section 3.2, and contemporaneously with the transaction set forth in paragraph 3.1(j), each New Non-Voting Share and Subco Nominal Note held by a Participating Shareholder (other than a Long-Term Holder) who has elected the Unit Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Unit;

(l)	Each New Non-Voting Share held by a Long-Term Holder will be acquired by Subco in exchange for the issuance of one Subco Promissory Note, one Subordinated Note and one Subco Preferred Share;

(m)	Subject to Section 3.2, the Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares held by each Long-Term Holder who has elected the Cash Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Fund Note for each New Non-Voting Share held by the Long-Term Holder immediately before the exchange referred to in paragraph 3.1(l);

(n)	Subject to Section 3.2 and contemporaneously with the transaction set forth in paragraph 3.1(m), the Subco Nominal Notes, Subco Promissory Notes, Subordinated Notes and Subco Preferred Shares held by each Long-Term Holder who has elected the Unit Option in respect of the relevant Common Share will be acquired by the Fund in exchange for the issuance of one Unit for each New Non-Voting Share held by the Long-Term Holder immediately before the exchange referred to in paragraph 3.1(l);

(o)	The Exchange Option Plan will become effective;

(p)	Each outstanding New Option will be exchanged for an Exchange Option and the exercise price under the Exchange Option will be equal to the exercise price of the original Option for which the New Option was received pursuant to the exchange referred to in paragraph 3.1(h);

(i)	less the excess, if any, of (A) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) (determined by computing the weighted average trading price of a Common Share for the five trading days immediately preceding the Effective Date) over (B) the fair market value of a Unit immediately after the exchange referred to in paragraph 3.1(k) (determined by computing the weighted average trading price of a Unit for the five trading days beginning with the Effective Date), or

(ii)	plus the excess, if any, of (A) the fair market value of a Unit immediately after the exchange referred to in paragraph 3.1(k) (determined by computing the weighted average trading price of a Unit for the five trading days beginning with the Effective Date) over (B) the fair market value of a Common Share immediately prior to the share exchange referred to in paragraph 3.1(g) (determined by computing the weighted average trading price of a Common Share for the five trading days immediately preceding the Effective Date);

or such other amount determined by the Trustees of the Fund as is required to ensure that the “in-the-money” amount of the Exchange Option, immediately after the exchange, will be equal to the “in-the-money” amount of the corresponding original Option immediately before the exchange referred to in paragraph 3.1(h), and thereafter the New Option will be cancelled;

(q)	The Initial Unit will be redeemed by the Fund for an amount equal to its fair market value;

(r)	Each New Non-Voting Share held by the Fund will be acquired by Subco in exchange for the issuance of one Subordinated Note, one Subco Preferred Share and one Subco Promissory Note;

(s)	The stated capital account maintained by Fording for its class of New Non-Voting Common Shares will be reduced to $1.00 without any payment or other distribution of property by Fording therefor;

(t)	Subco and Fording will adopt a plan of complete liquidation of Fording under section 332 of the U.S. Tax Code and, pursuant to subsection 210(3) of the CBCA, Fording will commence to wind-up and dissolve in accordance with subsection 88(1) of the Canadian Tax Act, and pursuant thereto, will transfer beneficial ownership in all of its property to Subco as its sole shareholder and Subco will assume all obligations of Fording;

(u)	Luscar and CONSOL

(i)	will transfer or cause to be transferred to Subco all of their beneficial ownership in the Luscar Assets, subject to the Luscar/ CONSOL Royalty, which shall be retained by Luscar and CONSOL; and

(ii)	will, in the case of Luscar (and not CONSOL), pay to Subco in cash the amount, if any, described in that certain letter agreement regarding working capital between Fording, OTPP and Sherritt dated January 12, 2003;

in consideration of:

(iii)	the payment by Subco to Luscar of the amount, if any, described in that certain letter agreement regarding working capital between Fording, OTPP and Sherritt dated January 12, 2003;

(iv)	the payment by Subco to CONSOL of the amount due on account of working capital pursuant to the Luscar/CONSOL Term Sheet;

(v)	the issuance of the Luscar/ CONSOL Note and the Luscar/ CONSOL Subordinated Note; and

(vi)	the assumption of the Luscar Asset Obligations;

(v)	Subco will transfer to SCPII (or an affiliated entity of OTPP and Sherritt) beneficial ownership of the Prairie Operations, subject to the Fording Royalty which shall be retained by Subco, in consideration of a cash payment by SCPII of $225 million, subject to a potential adjustment for working capital (such funds will be used to pay amounts associated with the implementation of the Plan, including ultimate payment of the Cash Option);

(w)	The Luscar/ CONSOL Note and the Luscar/ CONSOL Subordinated Note held by Luscar and CONSOL will be acquired by the Fund in exchange for the issuance to each of Luscar and CONSOL of 3.2 million Units;

(x)	The Luscar/ CONSOL Note held by the Fund will be repaid by Subco by the issuance of Subco Preferred Shares having an aggregate redemption amount equal to the principal amount of the Luscar/ CONSOL Note;

(y)	Each of Teck and Westshore will pay $150 million to the Fund to purchase 4,285,714 Units from the Fund, Sherritt will pay $100 million to the Fund to purchase 2,857,142 Units from the Fund, and OTPP will pay $275 million to the Fund to purchase 7,857,142 Units from the Fund, in each case at a price of $35.00 per Unit;

(z)	The Existing Option Plans will be terminated and all rights and entitlements of participants under such plan will be terminated;

(aa)	Subco will, effective 11:55 p.m. on the Effective Date, transfer its beneficial ownership of the Luscar Assets and all of its other assets, excluding the Excluded Assets, into the Partnership as a capital contribution to the Partnership in exchange for the assumption of obligations relating to the assets, and the operation thereof, contributed to the Partnership in paragraph 3.1(d) and this paragraph 3.1(aa) that were not assumed in subparagraph 3.1(d)(ii) and the Luscar Asset Obligations, the obligation of the Partnership to pay to Subco an amount equal to the amount, if any, described in subparagraph 3.1(u)(iii) and an interest in the Partnership that will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be equal to the excess of 65% over the interest in the Partnership described in subparagraph 3.1(d)(iii);

(bb)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), Teck will contribute to the Partnership $125 million of cash and will transfer into the Partnership beneficial ownership of the Teck Contributed Assets (but excluding the Teck Contributed Assets to be contributed by TBCI and QCP) as a capital contribution to the Partnership in exchange for the assumption of obligations related to such assets and an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 34.833% interest in the Partnership;

(cc)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), QCP will transfer to the Partnership beneficial ownership of all of its fee simple lands and related tenures including the fixtures thereon (excluding its coal lease and licences and overlying surface tenures) as a capital contribution to the Partnership in exchange for the assumption of obligations related to such assets and an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 0.164% interest in the Partnership, and for greater certainty, the consideration for the interest in the Partnership will include QCP’s obligation to convey the balance of the QCP Mobile Equipment and its coal lease and licences and overlying tenures to the Partnership after completion of reclamation;

(dd)	Contemporaneously with the transaction set forth in paragraph 3.1(aa), TBCI will acquire an interest in the Partnership which will, after completion of all capital contributions to the Partnership made pursuant to this Section 3.1, be a 0.003% interest in the Partnership, the consideration therefor being TBCI’s obligation, subject to receipt of joint venture consent, to transfer to the Partnership all coal properties comprising the Bullmoose Mine owned by TBCI after completion of reclamation at the Bullmoose Mine;

(ee)	Effective 11:56 p.m. on the Effective Date, the Partnership Promissory Note held by Subco will be repaid by the Partnership by the payment of cash equal to its principal amount;

(ff)	Effective 11:57 p.m. on the Effective Date, the Subco Nominal Notes held by the Fund will be repaid by Subco by the payment of cash equal to their principal amount;

(gg)	Contemporaneously with the transaction set forth in paragraph 3.1(ff), the Subco Promissory Notes held by the Fund will be repaid by Subco by the payment of cash equal to their principal amount;

(hh)	Effective 11:58 p.m. on the Effective Date, the Fund Notes will be repaid by the Fund by the payment of cash equal to their principal amount (and the Fund will hold such payment on behalf of the recipients until payment thereof in accordance with this Plan); and

(ii)	Effective 11:59 p.m. on the Effective Date, Subco will change its name to “Fording Inc.”.

3.2 Adjustments to Cash Option and Unit Option Elections

(a)	The Maximum Cash Amount will be paid, and a number of Units equal to the Maximum Unit Amount will be issued, in their entirety, as the consideration to Participating Shareholders under the Arrangement. If more than the Maximum Cash Amount is elected pursuant to the Cash Option, it will be necessary to pro rate the Maximum Cash Amount among those holders who elected to receive cash and pay the balance of the Elected Cash Amount in Units. If a number of Units greater than the Maximum Unit Amount is elected pursuant to the Unit Option at an issue price of $35.00 per Unit, it will be necessary to pro rate the Maximum Unit Amount (less the OTPP Unit Amount) among those holders (other than OTPP) who elect to receive Units and pay the balance of the Elected Unit Amount in cash in an amount equal to $35.00 per Common Share, subject to pro ration as described in this Section.

(b)	Notwithstanding the election of the Cash Option by a Participating Shareholder, the number of Common Shares in respect of which the holder will be deemed to have elected the Cash Option will be:

(i)	subject to paragraph 3.2(c)(ii), if the product of the aggregate number of Common Shares in respect of which Participating Shareholders elect the Cash Option and $35.00 (the

“Elected Cash Amount”) does not exceed the Maximum Cash Amount, the number of Common Shares in respect of which the holder elected the Cash Option;

(ii)	if the Elected Cash Amount exceeds the Maximum Cash Amount, that number of Common Shares determined by multiplying the total number of Common Shares in respect of which the holder elected the Cash Option by the quotient obtained by dividing the Maximum Cash Amount by the Elected Cash Amount, and such holder shall be deemed to have elected the Unit Option in respect of the balance of such holder’s Common Shares.

(c)	Notwithstanding the election or deemed election of the Unit Option by a Participating Shareholder (other than OTPP), the number of Common Shares in respect of which the holder (other than OTPP) will be deemed to have elected the Unit Option will be:

(i)	subject to paragraph 3.2(b)(ii), if the Elected Cash Amount exceeds the Maximum Cash Amount, the number of Common Shares in respect of which the holder elected, or is deemed to have elected pursuant to paragraph 3.3(a) or 3.3(b), the Unit Option; and

(ii)	if the Elected Cash Amount does not exceed the Maximum Cash Amount, that number of Common Shares determined by multiplying the total number of Common Shares in respect of which the holder elected or is deemed to have elected pursuant to paragraph 3.3(b), the Unit Option by the quotient obtained by dividing:

(iii)	the excess of the Maximum Unit Amount over the OTPP Unit Amount, by

(iv)	the excess of the Elected Unit Amount over the OTPP Unit Amount;

and such holder shall be deemed to have elected the Cash Option in respect of the balance of such holder’s Common Shares.

3.3 Manner of Making Elections

(a)	Each Participating Shareholder (other than OTPP) shall have the opportunity to elect either the Cash Option, the Unit Option or a combination thereof by depositing, or by causing its agent or other representative to deposit, with Computershare Trust Company of Canada on or before February 18, 2003, or such other date as is determined by the board of directors of the Corporation and publicly announced in advance thereof, a duly completed Election Form indicating such holder’s election together with the certificates representing such holder’s Common Shares.

(b)	Any holder who (i) does not deposit with Computershare Trust Company of Canada a duly completed Election Form prior to the date specified above, (ii) has properly submitted a Small Non-Board Lot Holder Retention of Interest Form, or (iii) otherwise fails to comply fully with the requirements of paragraph 3.3(a) and the Election Form in respect of such holder’s election of the Cash Option or Unit Option, shall be deemed to have elected the Unit Option in respect of its Common Shares.

(c)	Any deposit of an Election Form and accompanying certificates may be made at any of the offices of Computershare Trust Company of Canada specified in the Election Form.

(d)	For certainty, OTPP will be deemed to have elected to receive Units for all of its Common Shares, whether held directly or indirectly, and shall not be subject to pro ration in respect of such election.

ARTICLE 4

STATED CAPITAL ADDITIONS

4.1 Additions to Stated Capital

      The amounts added to the stated capital accounts maintained by Fording or Subco in respect of the issuances of shares of the capital stock of Fording or Subco, as the case may be, under the Plan will be as follows:

(a)	in connection with the issuance of New Voting Shares pursuant to paragraph 3.1(g) of the Plan, the amount of $0.01 per share multiplied by the number of New Voting Shares so issued, shall be added to the stated capital account maintained by Fording in respect of the New Voting Shares (the “New Voting Capital Amount”);

(b)	in connection with the issuance of New Non-Voting Shares pursuant to paragraph 3.1(g) of the Plan, an amount equal the excess of the paid-up capital, under the Canadian Tax Act, of the Common Shares immediately prior to such share exchange over the New Voting Capital Amount shall be added to the stated capital account maintained by Fording in respect of the New Non-Voting Shares; and

(c)	in connection with the issuance of Subco Preferred Shares pursuant to the Plan, an amount equal to the aggregate redemption amount of the Subco Preferred Shares so issued shall be added to the stated capital account maintained by Subco in respect of the Subco Preferred Shares.

ARTICLE 5

NOTE AND PREFERRED SHARE DETERMINATION

5.1 Subordinated Notes and Preferred Shares

      The aggregate principal amounts of the Subordinated Notes and the aggregate redemption amounts of the Subco Preferred Shares issued in connection with the Arrangement will, in each case, be such amount as is determined by the board of directors of Subco, except that:

(a)	the aggregate of (i) the aggregate principal amounts of the Subordinated Notes plus (ii) $205 million, shall not exceed nine times the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r);

(b)	the sum of the aggregate principal amounts of the Subordinated Notes, the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and the principal amount of the Subco Promissory Notes shall reflect the fair market value of the consideration received by Subco for the issuance of the Subordinated Notes, the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and the issuance of the Subco Promissory Notes; and

(c)	the sum of the aggregate principal amounts of the Subordinated Notes, the aggregate redemption amounts of the Subco Preferred Shares issued pursuant to paragraph 3.1(l) and paragraph 3.1(r) and $445 million shall equal the product of (i) the aggregate number of Common Shares held by Participating Shareholders and (ii) $35.00 or such other amount as may be determined by the board of directors of Subco to be the fair market value per share of the Common Shares at the Effective Time.

5.2 Luscar/ CONSOL Subordinated Note and Luscar/ CONSOL Note

      The principal amount of the Luscar/ CONSOL Subordinated Note and the principal amount of the Luscar/ CONSOL Note issued in connection with the Arrangement will, in each case, be such amount as is determined by the board of directors of Subco except that the principal amount of the Luscar/ CONSOL Subordinated Note shall not exceed nine times the principal amount of the Luscar/ CONSOL Note, and the sum of the principal amount of the Luscar/ CONSOL Subordinated Note and the principal amount of the Luscar/ CONSOL Note shall be $224 million.

ARTICLE 6

DISSENTING SHAREHOLDERS

6.1 Rights of Dissent

      Pursuant to the Plan of Arrangement, Dissenting Shareholders who duly exercise their rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Common Shares shall have their Common Shares cancelled as of the Effective Time and prior to commencement of the transactions referenced to in Section 3.1 hereof in consideration of the fair value to be paid to them and will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their rights of dissent; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Common Shares will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder (other than OTPP) who elected the Unit Option.

6.2 Recognition of Dissenting Shareholders

      Neither the Corporation, Subco, any of the parties to the Combination Agreement nor any other person shall be required to recognize a Dissenting Shareholder as a holder of Common Shares from and after the Effective Time, nor as having any interest in the Fund other than in the circumstances where Subco elects to deliver moneys-worth of Units in satisfaction of its obligation to pay fair value to a Dissenting Shareholder. From and after the Effective Time, the names of Dissenting Shareholders shall be deleted from the register of holders of Common Shares maintained by the Corporation.

ARTICLE 7

OUTSTANDING CERTIFICATES

7.1 Outstanding Certificates

      From and after the Effective Time until and including the Proceeds Date, share certificates representing Common Shares (other than certificates in the name of a Dissenting Shareholder or a Small Non-Board Lot Holder) will represent the right to obtain the consideration issued pursuant to the Plan of Arrangement, consisting of $35.00 or one Unit per Common Share or a combination thereof in accordance with the elections made by the holder, subject to pro ration hereunder, if applicable.

7.2 Provision of Consideration

      As soon as practicable after the Proceeds Date:

(a)	there shall be delivered to each Participating Shareholder, certificates representing the Units and a cheque for the cash amount to which such holder is entitled pursuant to this Plan of Arrangement; and

(b)	there shall be delivered to each Small Non-Board Lot Holder a cheque for the cash amount to which such holder is entitled pursuant to this Plan of Arrangement, net of any required withholding on account of taxes.

      For greater certainty, Shareholders will not be required to send to the Depository the certificates representing their Common Shares in order to receive the Unit certificates and/or any cheque to which they are entitled to receive pursuant to this Arrangement.

7.3 Depository

      All distributions made with respect to any Units allotted and issued pursuant to this Arrangement but for which a certificate has not been, or cannot be, delivered, shall be paid and delivered to the Depository to be held by the Depository in trust for the registered holder thereof. All monies received by the Depository in respect of such Units shall be invested by it in interest-bearing trust accounts upon such terms as the Depository may reasonably deem appropriate. The Depository shall pay and deliver to any such registered holder such distributions and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the Units issued to such holder in connection with the Arrangement.

7.4 No Entitlement to Interest

      The Participating Shareholders and Small Non-Board Lot Holders shall not be entitled to any interest, dividend, premium or other payment on or with respect to their former Common Shares other than the certificates representing the Units and/or the cheque that they are entitled to receive pursuant to this Plan of Arrangement.

7.5 Certificates

      After the Proceeds Date, the certificates formerly representing Common Shares will not represent any interest in the Fund, Subco or otherwise and shall be deemed to be cancelled, null and void.

ARTICLE 8

AMENDMENTS

8.1 Amendments

      Subject to the terms of the Combination Agreement, Fording, FCL and Subco reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the Meeting, approved by the Court; and

(b)	communicated to Securityholders in the manner required by the Court (if so required).

8.2 Proposed Amendments

      Subject to the Combination Agreement, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fording, FCL or Subco at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Securityholders voting at the Meeting, in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes. In addition, Fording may amend, modify or supplement this Plan of Arrangement in accordance with the terms of the Combination Agreement.

8.3 Effectiveness of Amendments

      Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only:

(a)	if it is consented to by Fording, FCL and Subco; and

(b)	if required by the Court or applicable law, it is consented to by the Securityholders.

SCHEDULE “A” TO THE NEW PLAN OF ARRANGEMENT

FORDING CANADIAN COAL TRUST

EXCHANGE OPTION PLAN

ARTICLE 1

PURPOSE OF THE PLAN

1.1 Purpose

      The purpose of the Fording Canadian Coal Trust Exchange Option Plan (the “Plan”) is to record and implement the exchange ultimately, as part of the Arrangement (as herein defined), of all outstanding options and any accompanying share appreciation rights (collectively, “Options”) to purchase Common Shares (as herein defined) issued under the Corporation’s Key Employee Stock Option Plan (the “KESOP”) and the Directors’ Stock Option Plan (the “DSOP”), for options to acquire Units in the Fund and accompanying unit appreciation rights (the “Exchange Options”) issued under this Plan. Exchange Options will have attached to them terms which are substantially similar to the terms attaching to the Options for which they are exchanged, adjusted in accordance with the terms of the Arrangement.

ARTICLE 2

DEFINITIONS AND INTERPRETATION

2.1 Definitions

      For the purposes of this Plan, the following terms will have the following meanings:

(a)	“Arrangement” means the arrangement under Section 192 of the CBCA involving the Corporation, its securityholders, Fording Coal Limited, 4123212 Canada Ltd., Teck Cominco Limited, Westshore Terminals Income Fund, the Fund, Teck Bullmoose Coal Inc., Quintette Coal Partnership, Luscar Coal Limited, CONSOL Energy Inc., Ontario Teachers’ Pension Plan, Sherritt International Corporation and Sherritt Coal Partnership II;

(b)	“Board” means the board of directors of the Corporation;

(c)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

(d)	“Cause” means:

(i)	the continued failure by the Optionholder to substantially perform his duties in connection with his employment by, or service to, the Corporation or any Subsidiary (other than as a result of physical or mental illness) after the Corporation or the Subsidiary, as the case may be, has given the Optionholder reasonable written notice of such failure and a reasonable opportunity to correct it;

(ii)	the engaging by the Optionholder in any act which is injurious to the Corporation (including any Subsidiary) financially, reputationally or otherwise;

(iii)	the engaging by the Optionholder in any act resulting, or intended to result, whether directly or indirectly, in personal gain to the Optionholder at the expense of the Corporation (including any Subsidiary);

(iv)	the conviction of the Optionholder by a court of competent jurisdiction on any charge involving fraud, theft or moral turpitude in circumstances where such charge arises in connection with the business of the Corporation (including any Subsidiary); or

(v)	any other conduct that constitutes cause at common law;

(e)	“Combination Agreement” means the combination agreement and schedules thereto dated January 12, 2003 among the Corporation, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan and Sherritt International Corporation as the same may be amended in accordance with its terms;

(f)	“Common Shares” means common shares in the capital of the Corporation;

(g)	“Consultant” means a person engaged to provide ongoing management or consulting services to the Fund, the Corporation or any Subsidiary;

(h)	“Corporation” means Fording Inc., and any successor corporation thereto;

(i)	“CP Optionholders” means the former Canadian Pacific Limited optionholders who held options and accompanying share appreciation rights under the key employee stock option plan of Canadian Pacific Limited, which options and share appreciation rights were replaced by, in part, Options and accompanying share appreciation rights issued under the KESOP pursuant to a plan of arrangement under Section 192 of the CBCA completed in October 2001 that resulted in the Corporation becoming a publicly traded Corporation;

(j)	“Date of Termination” means, unless otherwise agreed to in writing by the Optionholder and the Corporation or, if applicable, a Subsidiary, the actual date of termination of employment of the Optionholder or termination of the Optionholder’s contract as a Consultant, excluding any period during which the Optionholder is in receipt of or is eligible to receive any statutory, contractual or common law notice or compensation in lieu thereof or severance or damage payments following the actual date of termination;

(k)	“DSOP” has the meaning ascribed to it in Section 1.1;

(l)	“Effective Date” has the meaning ascribed to it in the Plan of Arrangement;

(m)	“Eligible Person” means a holder of an Exchange Option who is:

(i)	an officer, employee, Non-Employee Director of the Corporation or Consultant of the Corporation or any Subsidiary, and also includes a Family Trust, Personal Holding Corporation, Retirement Trust of any of the foregoing individuals; or

(ii)	a CP Optionholder;

(n)	“Exchange Option” has the meaning ascribed to it in Section 1.1 hereof;

(o)	“Exercise Price” means the price per Unit at which Optioned Units may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(p)	“Expiry Date” means the date on which an Exchange Option expires pursuant to the Exchange Option Agreement relating to that Exchange Option;

(q)	“Family Trust” means a trust, of which at least one of the trustees is an Eligible Person and the beneficiaries of which are one or more of the Eligible Person and the spouse, minor children and minor grandchildren of the Eligible Person;

(r)	“Fund” means the Fording Canadian Coal Trust;

(s)	“Insider” means:

(i)	an insider, as defined in the Securities Act (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii)	an associate, as defined in the Securities Act (Alberta), of any person who is an insider by virtue of (i) above;

(t)	“KESOP” has the meaning ascribed to it in Section 1.1 hereof;

(u)	“Non-Employee Director” means a person who, as of any applicable date, is a member of the Board and is not an officer or employee of the Corporation or any of its Subsidiaries;

(v)	“Notice of Exercise” means a notice, substantially in the form of the notice set out in Exhibit A to this Plan, from an Optionholder to the Fund giving notice of the exercise or partial exercise of an Exchange Option granted to the Optionholder;

(w)	“Option Agreement” means an agreement, substantially in the form of the agreement set out in Exhibit B to this Plan, between the Fund and an Eligible Person setting out the terms of an Exchange Option granted to the Eligible Person;

(x)	“Optioned Units” means the Units that may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(y)	“Optionholder” means an Eligible Person who acquires an Exchange Option;

(z)	“Original Grant Date” means the date on which an Original Option was granted being the date that the Board resolved to grant such option, unless the Board resolved to ratify options to acquire Common Shares granted on an earlier date or to delay the grant of options to acquire Common Shares to a later date, in which case the Original Grant Date will be such earlier or later date;

(aa)	“Original Option” means an Option described in Section 1.1 (including for greater certainty, any related Share Appreciation Right) which, as an intermediate step in the exchange described in Section 4.1, is exchanged for an option to purchase a New Non-Voting Share (and, for greater certainty, any related share appreciation right) of Fording (as those terms are defined in the Plan of Arrangement);

(bb)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(cc)	“Personal Holding Corporation” means a corporation that is controlled by an Eligible Person (who is a natural person) and the shares of which are beneficially owned by the Eligible Person and the spouse, minor children or minor grandchildren of the Eligible Person;

(dd)	“Plan” has the meaning ascribed to it in Section 1.1;

(ee)	“Plan of Arrangement” means the plan of arrangement to which this Plan is attached as Schedule “A”;

(ff)	“Retirement Trust” means a trust governed by a registered retirement savings plan or a registered retirement income fund established by and for the benefit of an Eligible Person (who is a natural person);

(gg)	“Share Appreciation Rights” are the rights granted to the CP Optionholders in connection with the options granted under the key employee stock option plan of Canadian Pacific Limited, which options and rights were replaced by options and share appreciation rights under the KESOP;

(hh)	“Subsidiary” means any corporation that is a subsidiary of the Corporation as defined in the Securities Act (Alberta);

(ii)	“Trustees” means the trustees of the Fund from time to time;

(jj)	“Unit Appreciation Rights” means the Unit appreciation rights issued under the Plan forming part of the Exchange Options issued to CP Optionholders pursuant to the Plan of Arrangement;

(kk)	“Unit Compensation Arrangement” means any unit option plan, employee unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Units from treasury to one or more Eligible Persons; and

(ll)	“Units” means trust units of the Fund.

2.2 Interpretation

(a)	Time shall be the essence of this Plan.

(b)	Words denoting the singular number include the plural and vice versa and words denoting any gender include all genders.

(c)	This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2.3 Effectiveness

      This Plan will become effective on the Effective Date in the manner specified by the Plan of Arrangement.

ARTICLE 3

GENERAL PROVISIONS OF THE PLAN

3.1 Administration

      The Plan will be administered by the Trustees and the Trustees will interpret the Plan and determine all questions arising out of the Plan and any Exchange Option issued pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Corporation, the Fund, Eligible Persons, Optionholders and all other affected Persons.

3.2 Units Reserved

(a)	The maximum number of Units that may be reserved for issuance under the Plan is 776,034. The maximum number of Units will be reduced as Exchange Options are exercised and the Units so reserved are issued.

(b)	The maximum number of Units that may be reserved for issuance to any one Eligible Person under the Plan is 5% of the number of Units outstanding at the time of reservation.

3.3 Limits with respect to Insiders

(a)	The maximum number of Units that may be reserved for issuance to Insiders on the exercise of Exchange Options issued under the Plan and under or pursuant to any other Unit Compensation Arrangement of the Fund is 10% of the number of Units outstanding.

(b)	The maximum number of Units that may be issued to Insiders under the Plan and any other Unit Compensation Arrangement of the Fund within a one-year period is 10% of the number of Units outstanding.

(c)	The maximum number of Units that may be issued to any one Insider (and such Insider’s associates, as defined in the Securities Act (Alberta)), under the Plan and any other Unit Compensation Arrangement of the Fund within a one-year period is 5% of the number of Units outstanding.

(d)	For the purposes of (a), (b) and (c) above, any entitlement to acquire Units issued pursuant to the Plan or any other Unit Compensation Arrangement of the Fund prior to the grantee becoming an Insider is to be excluded. For the purposes of (b) and (c) above, the number of Units outstanding is to be determined on the basis of the number of Units outstanding at the time of the reservation or issuance, as the case may be, excluding Units issued under the Plan or under any other Unit Compensation Arrangement of the Fund over the preceding one-year period.

3.4 Non-Exclusivity

      Nothing in this Plan will prevent the Trustees from adopting other or additional Unit Compensation Arrangements, subject to obtaining any required regulatory or shareholder approvals.

3.5 Amendment or Termination of Plan and Exchange Options

(a)	The Trustees may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(i)	be made without obtaining any required regulatory or securityholder approvals; or

(ii)	prejudice the rights of any Optionholder under any Exchange Option previously granted hereunder to the Optionholder, without the consent or deemed consent of the Optionholder.

(b)	The Trustees may amend the terms of any outstanding Exchange Option (including, without limitation, to cancel any Exchange Option(s) previously issued), provided that:

(i)	any required regulatory and securityholder approvals are obtained;

(ii)	the Trustees would have had the authority to initially grant the Exchange Option under terms as so amended; and

(iii)	the consent or deemed consent of the Optionholder is obtained if the amendment would prejudice the rights of the Optionholder under the Exchange Option.

3.6 Compliance with Laws and Stock Exchange Rules

      The Plan, the issuance of Exchange Options and the exercise of Exchange Options under the Plan and the Fund’s obligation to issue Units on exercise of Exchange Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any stock exchange on which the Units are listed for trading. Unless otherwise agreed to by the Fund in writing, no Exchange Option will be issued and no Optioned Units will be issued on the exercise of Exchange Options under the Plan where such issue would require registration of the Plan or such Optioned Units under the securities laws of any foreign jurisdiction. Optioned Units issued to Optionholders pursuant to the exercise of Exchange Options may be subject to limitations on sale or resale under applicable securities laws.

3.7 Participation in the Plan

      The participation of any Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Units. The Fund does not assume responsibility for the income or other tax consequences for Eligible Persons and they are advised to consult with their own tax advisors.

3.8 CP Optionholders

      Each Exchange Option, including any accompanying Unit Appreciation Right, issued to a CP Optionholder pursuant to the Plan of Arrangement will be subject to the provisions of this Plan, with the necessary changes, provided that none of the provisions of this Plan will operate so as to adversely affect the rights of the CP Optionholders as set forth in the key employee stock option plan of Canadian Pacific Limited.

ARTICLE 4

EXCHANGE OF OPTIONS

4.1 Exchange of Options

(a)	Pursuant to the Plan of Arrangement, each Original Option will ultimately be exchanged for an Exchange Option, and thereafter the Original Options will be cancelled.

(b)	The Exercise Price of each Exchange Option issued pursuant to the Plan of Arrangement will be determined pursuant to the Plan of Arrangement.

(c)	The Expiry Date of an Exchange Option will be ten years after the Original Grant Date of the Original Option, subject to:

(i)	any determination by the Trustees at the time of the Original Grant Date that a particular Original Option would have a shorter term; and

(ii)	the provisions of Section 4.3 relating to early expiry.

(d)	In the event of any conflict between the Plan and the Combination Agreement, the terms of the Combination Agreement will prevail.

(e)	After the Effective Date, no further grants of Exchange Options will be made under this Plan.

4.2 Option Agreement

      As soon as practicable following the Effective Date, the Fund shall deliver to the Optionholder an Option Agreement, confirming the terms of the Exchange Option and executed by the Fund. The Optionholder will execute the Option Agreement and return it to the Fund.

4.3 Early Expiry

      An Exchange Option will continue in effect until its Expiry Date or expire before its Expiry Date, as the case may be, in the following events and manner:

(a)	if an Optionholder resigns from his employment (other than in the circumstances described in (c)), or an Optionholder’s contract as a Consultant terminates at its normal termination date, then the Optionholder must exercise his Exchange Option during the period ending on the earlier of (i) 60 days after the date of resignation or termination and (ii) the Expiry Date, after which period the Exchange Option will expire;

(b)	if an Optionholder’s employment is terminated by the Corporation or a Subsidiary without Cause, including a constructive dismissal, or an Optionholder’s contract as a Consultant is terminated by the Corporation or a Subsidiary before its normal termination date without Cause, then the Optionholder must exercise his Exchange Option during the period ending on the earlier of (i) 60 days after the Date of Termination and (ii) the Expiry Date, after which period the Exchange Option will expire;

(c)	if an Optionholder’s employment is terminated by the Corporation or a Subsidiary for Cause, or an Optionholder’s contract as a Consultant is terminated by the Corporation or a Subsidiary before its normal termination date for Cause, including where an Optionholder resigns from his employment or terminates his contract as a Consultant after being requested to do so by the Corporation or Subsidiary as an alternative to being terminated for Cause, then the Exchange Option will expire on the Date of Termination;

(d)	if an Optionholder’s contract as a Consultant is frustrated before its normal termination date due to permanent disability, then the Optionholder must exercise his Exchange Option during the period ending on the earlier of (i) six months after the date of frustration and (ii) the Expiry Date, after which period the Exchange Option will expire;

(e)	if an Optionholder’s employment ceases due to permanent disability, then the Exchange Option may be exercised prior to the Expiry Date;

(f)	if an Optionholder retires upon attaining the mandatory or early retirement age established by the Corporation or a Subsidiary from time to time (other than a Non-Employee Director as described in (g)), then the Exchange Option may be exercised prior to the Expiry Date;

(g)	subject to paragraph (h) below, if an Optionholder who is a Non-Employee Director ceases to be a member of the Board (whether as a result of the resignation of the Non-Employee Director from the Board or the Non-Employee Director not standing for re-election or not being re-elected as a member of the Board by the shareholders of the Corporation at a meeting, or for any other reason other than as a result of death), then the Non-Employee Director must exercise his Exchange Option during the period ending on the earlier of (i) 36 months after the date of cessation and (ii) the Expiry Date, after which the Exchange Option will expire;

(h)	if an Optionholder who is a Non-Employee Director ceases to be a member of the Board in the circumstances described in (g) above, but immediately thereafter becomes a Trustee of the Fund, then the Exchange Option held by such Optionholder must be exercised on the earlier of (i) 36 months after the date the Optionholder ceases to be a Trustee of the Fund, and (ii) the Expiry Date, after which the Exchange Option will expire;

(i)	if an Optionholder dies, then any exercise must be effected by a legal representative of the Optionholder’s estate or by a person who acquires the Optionholder’s rights under the Exchange Option by bequest or inheritance and any such exercise must be effected during the period ending on the earlier of (i) 12 months after the death of the Optionholder and (ii) the Expiry Date, after which period the Exchange Option will expire;

subject to the right of the Trustees to, after the Original Grant Date, set shorter (with the consent of the Optionholder) or longer periods for exercise (not later than the Expiry Date) with respect to a particular Optionholder or group of Optionholders. Notwithstanding the foregoing, the early expiry provisions set out in this Section 4.3 shall not apply to the CP Optionholders whose Exchange Options and Unit Appreciation Rights shall continue to be governed by the terms of the resolution of the board of directors of Canadian Pacific Limited dated July 30, 2001, providing for the extension of the CP Optionholders’ exercise period until the end of the original grant period, notwithstanding any earlier termination of employment.

4.4 Limited Assignment

(a)	Unit Appreciation Rights may not be assigned separately from the related right to acquire Units which is the subject of the Option.

(b)	Exchange Options, including any accompanying Unit Appreciation Rights, may not be assigned, except to:

(i)	an Optionholder’s Family Trust, Personal Holding Corporation or Retirement Trust (or between such entities or from either of such entities to the Optionholder); or

(ii)	a legal representative of the Optionholder’s estate or a person who acquires the Optionholder’s rights under the Exchange Option by bequest or inheritance on death of the Optionholder.

(c)	If a Personal Holding Corporation to which an Exchange Option, including any accompanying Unit Appreciation Right, has been granted or assigned is no longer controlled by the related Eligible Person, or the shares of the Personal Holding Corporation are no longer beneficially owned by the Eligible Person and persons who were the spouse, minor children or minor grandchildren of the Eligible Person at the time of grant or assignment, then the Exchange Option, including any accompanying Unit Appreciation Right, cannot be exercised until it is assigned by the Personal Holding Corporation to that Eligible Person or another assignee permitted by paragraph 4.4(a).

4.5	No Rights as Unitholder or to Remain an Eligible Person; Status of Consultants

(a)	An Optionholder will only have rights as a unitholder of the Fund with respect to those of the Optioned Units that the Optionholder has acquired through exercise of an Exchange Option in accordance with its terms.

(b)	Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as an officer, employee, Consultant, director or trustee of the Fund, the Corporation or any Subsidiary.

(c)	Nothing in this Plan or in any Option Agreement entered into with a Consultant will constitute the Consultant as an employee of the Fund, the Corporation or any Subsidiary.

4.6 Adjustments

      Adjustments will be made to (i) the Exercise Price of an Exchange Option, and (ii) the number of Optioned Units delivered to an Optionholder upon exercise of an Exchange Option in the following events and manner, subject to any required regulatory approvals and the right of the Trustees to make such other or additional adjustments, or to make no adjustments at all, as the Trustees consider to be appropriate in the circumstances:

(a)	upon (i) a subdivision of the Units into a greater number of Units, (ii) a consolidation of the Units into a lesser number of Units, or (iii) the distribution of Units to the holders of Units (excluding a Unit distribution made in lieu of a cash distribution in the ordinary course and in accordance with the Fund’s distribution policy, and excluding a distribution of Units under another Unit Compensation Arrangement), the Exercise Price will be adjusted accordingly and the Fund will deliver upon exercise of an Exchange Option, in addition to or in lieu of the number of Optioned Units in respect of which the right to purchase is being exercised, such greater or lesser number of Units as result from the subdivision, consolidation or Unit distribution;

(b)	upon (i) a capital reorganization, reclassification or change of the Units, (ii) a consolidation, amalgamation, arrangement or other form of business combination of the Fund with another Person or (iii) a sale, lease or exchange of all or substantially all of the property of the Fund, the Exercise Price will be adjusted accordingly and the Fund will deliver upon exercise of an Exchange Option, in lieu of the Optioned Units in respect of which the right to purchase is being exercised, the kind and amount of units or other securities or property as results from such event;

(c)	upon the distribution by the Fund to holders of the Units of (i) units of any class (whether of the Fund or another fund) other than Units, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (excluding a cash distribution paid in the ordinary course and in accordance with the Fund’s distribution policy), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Optioned Units to be delivered upon exercise of an Exchange Option;

(d)	adjustments to the Exercise Price of an Exchange Option will be rounded up to the nearest one cent and adjustments to the number of Optioned Units delivered to an Optionholder upon exercise of an Exchange Option will be rounded down to the nearest whole Unit; and

(e)	an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section are cumulative.

      In the event that any adjustment is made to the Exercise Price of an Exchange Option or the number of Optioned Units issuable on exercise of an Exchange Option, similar changes will be made to the exercise price of a Unit Appreciation Right so as to preserve its value.

ARTICLE 5

EXERCISE OF OPTIONS

5.1 Manner of Exercise

      An Optionholder who wishes to exercise an Exchange Option may do so by delivering, on or before the Expiry Date of the Exchange Option:

(a)	a completed Notice of Exercise; and

(b)	subject to Section 5.3, a certified cheque, money order or bank draft payable to the Fund for the aggregate Exercise Price of the Optioned Units being acquired (and any tax payable in accordance with Section 5.4).

      If the Optionholder is deceased or mentally disabled, the Exchange Option may be exercised by a legal representative of the Optionholder or the Optionholder’s estate or by a person who acquires the Optionholder’s rights under the Exchange Option by bequest or inheritance and who, in addition to delivering the Notice of Exercise and (if applicable) certified cheque, money order or bank draft described above and must also deliver evidence of their status.

5.2 Delivery of Unit Certificate

      Not later than five business days after receipt pursuant to Section 5.1 of the Notice of Exercise and payment in full for the Optioned Units being acquired, the Fund will direct its registrar and transfer agent to issue a certificate in the name of the Optionholder or an intermediary on behalf of the Optionholder, (or, if deceased, his legal representative or beneficiary) for the number of Optioned Units purchased by the Optionholder or the intermediary (or his legal representative or beneficiary), which will be issued as fully paid and non-assessable Units.

5.3 Cashless Exercise

      To the extent permitted by applicable laws as determined in the sole discretion of the Trustees, an Optionholder may elect to effect a “cashless” exercise of its Exchange Options. In such case, the Optionholder will not be required to deliver to the Fund the certified cheque, money order or bank draft referred to in Section 5.1. Instead, the Optionholder will complete a Cashless Exercise Instruction Form in the form attached as Exhibit C to the Plan, pursuant to which:

(a)	the Optionholder will instruct a broker selected by the Optionholder to sell through the Toronto Stock Exchange the Optioned Units issuable on exercise of an Exchange Option, as soon as possible and at the then applicable bid price for the Units of the Fund;

(b)	on the settlement date for the trade, the Fund will direct its registrar and transfer agent to issue a certificate in the name of the broker (or as the broker may otherwise direct) for the number of Optioned Units issued on exercise of the Exchange Option, against payment by the broker to the Fund of the Exercise Price for such Optioned Units; and

(c)	the broker will deliver to the Optionholder the remaining proceeds of sale, net of brokerage commission (and any tax payable in accordance with Section 5.4).

5.4 Withholding

      If the Fund determines that the satisfaction of taxes, including withholding tax, or other withholding liabilities is necessary or desirable in respect of the exercise of any Exchange Option, including any accompanying Unit Appreciation Right, the exercise of the Exchange Option is not effective unless such taxes have been paid or withholdings made to the satisfaction of the Trustees. The Fund may require an Optionholder to pay to the Fund, in addition to the Exercise Price for the Optioned Units, any amount that the Fund or the Corporation is obliged to remit to the relevant taxing authority in respect of the exercise of the

Exchange Option. Any such additional payment is due no later than the date on which any amount with respect to the Exchange Option exercised is required to be remitted by the Fund or the Corporation.

5.5 Indemnification

      Every Trustee will at all times be indemnified and saved harmless by the Fund and from its assets from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Trustee may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Trustee, otherwise than by the Fund, for or in respect of any act done or omitted by the Trustee in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgement rendered therein.

5.6 Effect on Trustees

      The Trustees have established this Plan solely in their capacity as Trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any of the Unitholders of the Fund or any annuitant under a plan of which a Unitholder is a trustee or carrier (“annuitant”). Any recourse against the Fund, the Trustees or any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Plan relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of the Fund’s assets, without recourse to the personal assets of any of the foregoing persons.

EXHIBIT A TO THE EXCHANGE OPTION PLAN

NOTICE OF EXERCISE

FORDING CANADIAN COAL TRUST

EXCHANGE OPTION PLAN

TO:	Solium Capital Inc.	FROM:
	Geri Langley	(Title)
	710, 805 8(th) Avenue SW	(Work
	Calgary, AB, T2P 1H7	Address)

Phone:	(403) 515-3909	Phone:
Fax:	(403) 515-3919	Fax:

I hereby elect to exercise                                     Exchange Options of Fording Canadian Coal Trust (the “Fund”) granted to me under the provisions of the Exchange Option Plan (the “Plan”) dated                                              . The grant ID was                                               and the Exercise Price of these Exchange Options was set as $                                              per Optioned Unit.

I have enclosed a certified cheque, bank draft or money order in the amount of $                                              (number of options being exercised multiplied by the Exercise Price) representing the cost to purchase                                               Units of the Fund and any tax payable in accordance with Section 5.4 of the Plan.

I request that the certificate be registered and delivered as follows:

Name:

Address:

City/Province:

Postal Code:

I hereby elect to exercise                                               Unit Appreciation Rights (UARs) of the Fund granted to me under the provisions of the Exchange Option Plan dated                                              . The grant ID was                and the price of these UARs are set at $                                              per unit.

Current Canada Customs and Revenue Agency/ Quebec administrative practice provides that 50% of the appreciation realized by the UAR exercise is exempt from income tax. The remaining 50% of the appreciation will be taxed at the top marginal rate.

Signed:
(Address I would like my cheque mailed to)

Dated:
(City/Province/Postal Code)

To be completed by Solium Capital Inc. and faxed to the Fund:

Solium Capital Inc. confirms that                                               is eligible to exercise the entitlement indicated herein.

Solium Capital Inc.	Date

EXHIBIT B TO THE EXCHANGE OPTION PLAN

FORM OF OPTION AGREEMENT

FORDING CANADIAN COAL TRUST

EXCHANGE OPTION PLAN
OPTION AGREEMENT

      This Option Agreement is entered into between Fording Canadian Coal Trust (the “Fund”) and the optionholder named below (the “Optionholder”) who is a participant in the Fording Canadian Coal Trust Exchange Option Plan (the “Plan”), a copy of which is attached hereto. The Optionholder hereby confirms that he or she has been granted the options (the “Exchange Options”) set forth on the attached Schedule “A”, that the information set forth in such schedule is true and correct and that all such Exchange Options are subject to the terms and conditions of the Plan and this Agreement. The undersigned further acknowledges that the Exchange Options have been granted in replacement for an equal number of Original Options granted under the Corporation’s KESOP or DSOP as the case may be.

      By signing this agreement, the Optionholder acknowledges that he or she has read and understands the terms of the Plan and accepts the Exchange Option in exchange for his or her Original Options in accordance with the terms of the Plan.

      IN WITNESS WHEREOF the Fund and the Optionholder have executed this Option Agreement as of                                , 2003.

FORDING CANADIAN COAL TRUST

By:

Trustee

Name of Optionholder

Signature of Optionholder

EXHIBIT C TO THE EXCHANGE OPTION PLAN

CASHLESS EXERCISE INSTRUCTION FORM

FORDING CANADIAN COAL TRUST

EXCHANGE OPTION PLAN

TO	:	Brokerage Firm:	FROM:
		Broker Name:	(Title)
		Phone: (403) 515-3909	(Work
		Fax: (403) 515-3919	Address)
A/C Number:

FAX A COPY TO:
Client Services
Solium Capital Inc.
710, 805 – 8th Avenue SW
Calgary, AB
T2P 1H7
Fax: (403) 515-3919

I hereby authorize                                to sell                      Units of the Fund at a price of $                    . Concurrent with the sale of Units, I hereby elect to exercise Grant number                      made to me under the provisions of the Exchange Option Plan as of                                at an Exercise Price of $                     per Optioned Unit.

Upon the sale of                      Units of the Fund, I direct                                to deliver payment to the Fund. The aggregate amount that will be paid to the Fund will be $                     (number of Optioned Units to be exercised            multiplied by the Exercise Price $                    ).

Upon receipt by the Fund of $                    , I hereby direct that a certificate for the Optioned Units referred to above be issued in the name of                                for the account of                                and delivered to           .

Upon receipt of the units, I direct                                Units exercised under my Option Agreement, less brokerage commission fees as follows:

☐	Mail to my address		☐ Pick up from Broker
☐	Deposit to my bank account:
		Bank ID #	Transit #	A/C #

Bank Address:

Signed:	Home Address:

Date:

To be completed by Solium Capital Inc. and faxed to Broker:

Solium Capital Inc. hereby confirms that                      is eligible to exercise the Exchange Option referred to herein:

Solium Capital Inc.	Date

To be completed by the Broker and faxed to Fording Canadian Coal Trust within 3 days of transaction:

This hereby confirms that the options referred to above were sold at a price of $                     per Unit.

Broker’s Signature	Date

SCHEDULE “B” TO THE NEW PLAN OF ARRANGEMENT

FORDING CANADIAN COAL TRUST NOTE

$35.00 (Cdn.)

1.	FOR VALUE RECEIVED the undersigned unconditionally promises to pay to the holder of this Note (the “Lender”) or to its order, in lawful money of Canada, the amount of $35.00 (the “Principal Amount”). No interest shall accrue or be payable on the Principal Amount.

2.	The Principal Amount is repayable, at the election of the Lender, on demand.

3.	When not in default under this Note, the undersigned shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.

4.	The undersigned waives demand, presentment for payment, notice of non-payment and notice of protest of this Note. No failure or delay by the Lender in exercising any right under this Note shall operate as a waiver of such right, nor shall any single or partial exercise of any right exclude the further exercise thereof or the exercise of any other right.

5.	The undersigned hereby waives the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the undersigned may have.

6.	This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall enure to the benefit of the Lender, its successors and assigns and shall be binding on the undersigned and its successors.

DATED                                , 2003

The Trustees of the FORDING CANADIAN COAL TRUST on behalf of such Trust by their duly authorized signatory

By:	______________________________________ Name: Title:

SCHEDULE “C” TO THE NEW PLAN OF ARRANGEMENT

FORDING NEW VOTING SHARES AND NEW NON-VOTING SHARES

      The terms and conditions of the New Voting Preference Shares and New Non-Voting Shares of Fording shall be as follows:

1.   NEW NON-VOTING SHARES

      The rights, privileges, restrictions and conditions attaching to the New Non-Voting Shares are as follows:

(a)	Payment of Dividends: The holders of the New Non-Voting Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the New Non-Voting Shares, the board of directors may in its sole discretion declare dividends on the New Non-Voting Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the New Non-Voting Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the New Non-Voting Shares, be entitled to participate rateably in any distributions of the assets of the Corporation.

(c)	Voting Rights: Except as otherwise provided in the Canada Business Corporations Act, the holders of the New Non-Voting Shares shall not be entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of the Corporation.

2.   NEW VOTING PREFERENCE SHARES

      The rights, privileges, restrictions and conditions attaching to the New Voting Preference Shares are as follows:

(a)	Definitions: With respect to the New Voting Preference Shares, the following terms shall have the meanings ascribed to them below:

(i)	“Act” means the Canada Business Corporations Act;

(ii)	“Redemption Amount” in respect of each New Voting Preference Share means the amount of $0.01; and

(iii)	“Redemption Price” in respect of each New Voting Preference Share means the Redemption Amount together with all dividends declared thereon and unpaid up to the date of liquidation, dissolution or winding up or the date of redemption, as the case may be.

(b)	Payment of Dividends: The holders of the New Voting Preference Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the New Voting Preference Shares, the board of directors may in its sole discretion declare dividends on the New Voting Preference Shares to the exclusion of any other class of shares of the Corporation.

(c)	Voting Rights: Each holder of New Voting Preference Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than New Voting Preference Shares) or a specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of the New Voting Preference Shares, each holder of New Voting Preference Shares shall be entitled to one vote in respect of each New Voting Preference Share held by such holder.

(d)	Liquidation, Dissolution or Winding-up: In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the New Voting Preference Shares shall be entitled to receive before any distribution of any part of the assets of the Corporation among the holders of the New Non-Voting Shares or any other class of shares of the Corporation ranking junior to the New Voting Preference Shares, an amount equal to the Redemption Price of the New Voting Preference Shares. After payment to the holders of the New Voting Preference Shares of the amount so payable to such holders as herein provided, the holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(e)	Redemption at the Option of the Corporation:

(i)	Subject to the Act, the Corporation shall, at its option, be entitled to redeem at any time or times all or any part of the New Voting Preference Shares registered in the name of any holder of any such New Voting Preference Shares on the books of the Corporation with or without the consent of such holder by giving notice in writing to such holder specifying:

(A)	that the Corporation desires to redeem all or any part of the New Voting Preference Shares registered in the name of such holder;

(B)	if part only of the New Voting Preference Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed;

(C)	the business day (in this paragraph referred to as the “Redemption Date”) on which the Corporation desires to redeem such New Voting Preference Shares. Such notice shall specify a Redemption Date which shall not be less than 30 days after the date on which the notice is given by the Corporation or such shorter period of time as the Corporation and the holder of any such New Voting Preference Shares may agree; and

(D)	the place of redemption.

(ii)	The Corporation shall, on the Redemption Date, redeem such New Voting Preference Shares by paying to such holder an amount equal to the Redemption Price on presentation and surrender of the certificate(s) for the New Voting Preference Shares so called for redemption at such place as may be specified in such notice. The certificate(s) for such New Voting Preference Shares shall thereupon be cancelled and the New Voting Preference Shares represented thereby shall thereupon be redeemed. Such payment shall be made by delivery to such holder of a cheque payable in the amount of the aggregate Redemption Price for the New Voting Preference Shares to be redeemed. From and after the Redemption Date, the holder thereof shall not be entitled to exercise any of the rights of holders of New Voting Preference Shares in respect thereof unless payment of the Redemption Price is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the New Voting Preference Shares so called for redemption, whichever is later in which case the rights of the holder of the New Voting Preference Shares shall remain unaffected until payment in full of the Redemption Price.

(f)	Redemption at the Option of the Holder:

(i)	Subject to the Act, a holder of any New Voting Preference Shares shall be entitled to require the Corporation to redeem at any time or times any New Voting Preference Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office a share certificate representing the New Voting Preference Shares which the holder desires to have the Corporation redeem together with a request in writing (in this paragraph referred to as a “Redemption Demand”) specifying:

(A)	that the holder desires to have the New Voting Preference Share represented by such certificate redeemed by the Corporation;

(B)	if part only of the New Voting Preference Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed; and

(C)	the business day (in this paragraph referred to as the “Redemption Date”) on which the holder desires to have the Corporation redeem such New Voting Preference Shares. The Redemption Demand shall specify a Redemption Date which shall not be a date earlier than the date on which the Redemption Demand is tendered to the Corporation or such other date as the holder and the Corporation may agree.

(ii)	The Corporation shall, on such Redemption Date redeem all New Voting Preference Shares required to be redeemed by paying to such holder an amount equal to the aggregate Redemption Price therefor on presentation and surrender of the certificate(s) for the New Voting Preference Shares to be so redeemed at the registered office of the Corporation. The certificate(s) for such New Voting Preference Shares shall thereupon be cancelled and the New Voting Preference Shares represented thereby shall thereupon be redeemed. Such payment shall be made by delivery to such holder of a cheque in the amount of the aggregate Redemption Price for the New Voting Preference Shares to be redeemed. From and after the Redemption Date, such New Voting Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of New Voting Preference Shares in respect thereof unless payment of the said Redemption Price is not made on the Redemption Date, in which case the rights of the holder of the New Voting Preference Shares shall remain unaffected until payment in full of the Redemption Price.

SCHEDULE “D” TO THE NEW PLAN OF ARRANGEMENT

4123212 CANADA LTD.

COMMON SHARES

      The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to the holders of the Common Shares, the board of directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation including, for greater certainty, the Preferred Shares provided that the board of directors may not declare dividends on the Common Shares if the Corporation is, or after the payment of the dividend would be, unable to pay the holders of the Preferred Shares the Redemption Price for each Preferred Share held by them.

(b)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distributions of the assets of the Corporation.

(c)	Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

SCHEDULE “E” TO THE NEW PLAN OF ARRANGEMENT

4123212 CANADA LTD.

NOMINAL NOTE

$0.01 (Cdn.)

1.	FOR VALUE RECEIVED the undersigned unconditionally promises to pay to the holder of this Note (the “Lender”) or to its order, in lawful money of Canada, the amount of $0.01 (the “Principal Amount”). No interest shall accrue or be payable on the Principal Amount.

2.	The Principal Amount is repayable, at the election of the Lender, on demand.

3.	When not in default under this Note, the undersigned shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.

4.	The undersigned waives demand, presentment for payment, notice of non-payment and notice of protest of this Note. No failure or delay by the Lender in exercising any right under this Note shall operate as a waiver of such right, nor shall any single or partial exercise of any right exclude the further exercise thereof or the exercise of any other right.

5.	The undersigned hereby waives the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the undersigned may have.

6.	This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall enure to the benefit of the Lender, its successors and assigns and shall be binding on the undersigned and its successors.

DATED                                , 2003

4123212 CANADA LTD.

By:	______________________________________ Name: Title:

SCHEDULE “F” TO THE NEW PLAN OF ARRANGEMENT

4123212 CANADA LTD.

PREFERRED SHARES

1.   Definitions

      With respect to the Preferred Shares, the following terms shall have the meanings ascribed to them below:

(a)	“Act” means the Canada Business Corporations Act.

(b)	“Plan of Arrangement” means the plan of arrangement describing the arrangement under Section 192 of the Act involving Fording Inc., Fording Coal Limited, 4123212 Canada Ltd., the Fording Canadian Coal Trust, Teck Cominco Limited, Westshore Terminals Income Fund, Teck Bullmoose Coal Inc., Quintette Coal Partnership, Luscar Coal Limited, CONSOL Energy Inc., Sherritt International Corporation, Sherritt Coal Partnership II and Ontario Teachers’ Pension Plan.

(c)	“Redemption Amount” in respect of each Preferred Share means the amount determined in accordance with Section 5.1 of the Plan of Arrangement.

(d)	“Redemption Price” in respect of each Preferred Share means the Redemption Amount together with all dividends declared thereon and unpaid up to the date of liquidation, dissolution or winding-up or the date of redemption, as the case may be.

2.   Dividends

      The holders of the Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-preferential dividends. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Preferred Shares, the board of directors may in its sole discretion declare dividends on the Preferred Shares to the exclusion of any other class of shares of the Corporation.

3.   No Voting Rights

      Except as otherwise provided in the Act, the holders of the Preferred Shares shall not be entitled to receive notice of, or to attend or to vote at any meeting of the shareholders of the Corporation.

4.   Liquidation, Dissolution or Winding-up

      In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive in respect of each such share held, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares and any other class of shares of the Corporation ranking junior to the Preferred Shares, an amount equal to the Redemption Price of the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to such holders as herein provided, the holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

5.   Redemption at the Option of the Corporation

(a)	Subject to the Act, the Corporation shall, at its option, be entitled to redeem at any time or times all or any part of the Preferred Shares registered in the name of any holder of any such Preferred Shares on the books of the Corporation with or without the consent of such holder by giving notice in writing to such holder specifying:

(i)	that the Corporation desires to redeem all or any part of the Preferred Shares registered in the name of such holder;

(ii)	if part only of the Preferred Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed;

(iii)	the business day (in this paragraph referred to as the “Redemption Date”) on which the Corporation desires to redeem such Preferred Shares. Such notice shall specify a Redemption Date which shall not be less than 30 days after the date on which the notice is given by the Corporation or such shorter period of time as the Corporation and the holder of any such Preferred Shares may agree; and

(iv)	the place of redemption.

(b)	The Corporation shall, on the Redemption Date, redeem such Preferred Shares by paying to such holder an amount equal to the Redemption Price on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption at such place as may be specified in such notice. The certificate(s) for such Preferred Shares shall thereupon be cancelled and the Preferred Shares represented thereby shall thereupon be redeemed. Such payment shall be made by delivery to such holder of a cheque payable in the amount of the aggregate Redemption Price for the Preferred Shares to be redeemed. From and after the Redemption Date, the holder thereof shall not be entitled to exercise any of the rights of holders of Preferred Shares in respect thereof unless payment of the Redemption Price is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption, whichever is later in which case the rights of the holder of the Preferred Shares shall remain unaffected until payment in full of the Redemption Price.

6.   Redemption at the Option of the Holder

(a)	Subject to the Act, a holder of any Preferred Shares shall be entitled to require the Corporation to redeem at any time or times any Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office a share certificate representing the Preferred Shares which the holder desires to have the Corporation redeem together with a request in writing (in this paragraph referred to as a “Redemption Demand”) specifying:

(i)	that the holder desires to have the Preferred Share represented by such certificate redeemed by the Corporation;

(ii)	if part only of the Preferred Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed; and

(iii)	the business day (in this paragraph referred to as the “Redemption Date”) on which the holder desires to have the Corporation redeem such Preferred Shares. The Redemption Demand shall specify a Redemption Date which shall not be a date earlier than the date on which the Redemption Demand is tendered to the Corporation or such other date as the holder and the Corporation may agree.

(b)	The Corporation shall, on such Redemption Date redeem all Preferred Shares required to be redeemed by paying to such holder an amount equal to the aggregate Redemption Price therefor on presentation and surrender of the certificate(s) for the Preferred Shares to be so redeemed at the registered office of the Corporation. The certificate(s) for such Preferred Shares shall thereupon be cancelled and the Preferred Shares represented thereby shall thereupon be redeemed. Such payment shall be made by delivery to such holder of a cheque in the amount of the aggregate Redemption Price for the Preferred Shares to be redeemed. From and after the Redemption Date, such Preferred Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Preferred Shares in respect thereof unless payment of the said Redemption Price is not made on the Redemption Date, in which case the rights of the holder of the Preferred Shares shall remain unaffected until payment in full of the Redemption Price.

SCHEDULE “G” TO THE NEW PLAN OF ARRANGEMENT

4123212 CANADA LTD.

PROMISSORY NOTE

1.	FOR VALUE RECEIVED the undersigned unconditionally promises to pay to the holder of this Note (the “Lender”) or to its order, in lawful money of Canada, the amount obtained by dividing $445,000,000 by the number of Common Shares held by Participating Shareholders immediately prior to the Effective Time (the “Principal Amount”). No interest shall accrue or be payable on the Principal Amount.

2.	The Principal Amount is repayable, at the election of the Lender, on demand.

3.	When not in default under this Note, the undersigned shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.

4.	The undersigned waives demand, presentment for payment, notice of non-payment and notice of protest of this Note. No failure or delay by the Lender in exercising any right under this Note shall operate as a waiver of such right, nor shall any single or partial exercise of any right exclude the further exercise thereof or the exercise of any other right.

5.	The undersigned hereby waives the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the undersigned may have.

6.	This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall enure to the benefit of the Lender, its successors and assigns and shall be binding on the undersigned and its successors.

7.	All capitalized terms used herein will have the meaning ascribed to them in the Plan of Arrangement.

DATED                                , 2003

4123212 CANADA LTD.

By:	______________________________________ Name: Title:

SCHEDULE “H” TO THE NEW PLAN OF ARRANGEMENT

LUSCAR/ CONSOL NOTE

1.	FOR VALUE RECEIVED the undersigned unconditionally promises to pay to the holder of this Note (the “Lender”) or to its order the amount determined under Section 5.2 of the Plan of Arrangement (the “Principal Amount”). No interest shall accrue or be payable on the Principal Amount.

2.	The Principal Amount is repayable, at the election of the Lender, on demand.

3.	When not in default under this Note, the undersigned shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.

4.	The undersigned waives demand, presentment for payment, notice of non-payment and notice of protest of this Note. No failure or delay by the Lender in exercising any right under this Note shall operate as a waiver of such right, nor shall any single or partial exercise of any right exclude the further exercise thereof or the exercise of any other right.

5.	The undersigned hereby waives the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the undersigned may have.

6.	This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall enure to the benefit of the Lender, its successors and assigns and shall be binding on the undersigned and its successors.

DATED                                , 2003

4123212 CANADA LTD.

By:	______________________________________ Name: Title:

SCHEDULE “I” TO THE NEW PLAN OF ARRANGEMENT

FORDING COAL PARTNERSHIP

PROMISSORY NOTE

$125,000,000 (Cdn.)

1.	FOR VALUE RECEIVED the undersigned unconditionally promises to pay to the holder of this Note (the “Lender”) or to its order, in lawful money of Canada, the amount of $125,000,000.00 (the “Principal Amount”). No interest shall accrue or be payable on the Principal Amount.

2.	The Principal Amount is repayable, at the election of the Lender, on demand.

3.	When not in default under this Note, the undersigned shall be entitled to prepay all or any portion of the Principal Amount outstanding without notice, bonus or penalty.

4.	The undersigned waives demand, presentment for payment, notice of non-payment and notice of protest of this Note. No failure or delay by the Lender in exercising any right under this Note shall operate as a waiver of such right, nor shall any single or partial exercise of any right exclude the further exercise thereof or the exercise of any other right.

5.	The undersigned hereby waives the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the undersigned may have.

6.	This Note shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall enure to the benefit of the Lender, its successors and assigns and shall be binding on the undersigned and its successors.

DATED                                , 2003

FORDING COAL PARTNERSHIP,
by its partners

By:	______________________________________ Name: Title:

By:	______________________________________ Name: Title:

APPENDIX C —

RESOLUTION ADOPTING UNITHOLDER RIGHTS PLAN

To be passed by the Shareholders of the Corporation

      In the event that the Amended Arrangement Resolution (as defined in the supplement dated January 27, 2003 to the Notice of Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002 (the “Circular”)) is authorized and approved by the requisite majority of Securityholders (as defined in the Circular), BE IT RESOLVED, as an ordinary resolution, that:

1.	The adoption of the Unitholder Rights Plan by the Fording Canadian Coal Trust, substantially in the form attached as Schedule “A” to Appendix “G” to the Circular is authorized and approved.

2.	Any officer or director of the Corporation is authorized to sign and deliver for and on behalf of the Corporation all such documents and to do all such other acts as such officer or director may consider necessary or desirable to give effect to the foregoing.

C-1

APPENDIX D —

RESOLUTION APPOINTING AUDITORS OF FUND

To be passed by the Shareholders of the Corporation

      In the event that the Amended Arrangement Resolution (as defined in the supplement dated January 27, 2003 to the Notice of Meeting, Notice of Petition and Information Circular of the Corporation dated November 20, 2002 (the “Circular”)) is authorized and approved by the requisite majority of Securityholders (as defined in the Circular), BE IT RESOLVED, as an ordinary resolution, that:

1.	The appointment of PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), as independent auditors of the Fording Canadian Coal Trust (the “Fund”) for the ensuing year, is authorized and approved.

2.	The Trustees of the Fund are authorized to fix PWC’s remuneration.

3.	Any officer or director of the Corporation is authorized to sign and deliver for and on behalf of the Corporation all such documents and to do all such other acts as such officer or director may consider necessary or desirable to give effect to the foregoing.

D-1

APPENDIX E —

INTERIM ORDER, AS AMENDED

Page

1. Interim Order dated November 20, 2002	E-2
2. Amended Interim Order dated December 23, 2002	E-9
3. Amended Interim Order dated January 17, 2003	E-12

Action No. 0201-19501

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act R.S.C. 1985, c.C-44;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING FORDING INC., 4123212 CANADA LTD., FORDING COAL LIMITED AND FORDING SECURITYHOLDERS

BEFORE THE HONOURABLE JUSTICE S. J. LOVECCHIO IN CHAMBERS	At the Court House, at the City of Calgary, in the Province of Alberta, on Wednesday this 20th day of November, 2002

INTERIM ORDER

      UPON the application of the Petitioner, Fording Inc. (“Fording”); AND UPON hearing counsel for Fording, no one appearing for the Director (the “Director”) appointed under the Canada Business Corporations Act, R.S.C. 1985, c.C-44, as amended (“CBCA”), although duly notified of this application; AND UPON reading the Affidavit of Michael Grandin and confidential Affidavit of Michael Grandin filed herein; AND UPON hearing the submissions of counsel for the Petitioner and counsel for Ontario Teachers’ Pension Fund;

IT IS HEREBY ORDERED THAT:

The Meeting

1.	Fording may call, hold and conduct a special meeting (the special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the registered holders (the “Fording Shareholders”) of Fording common shares (“Fording Shares”) and the holders of options (the “Fording Optionholders”) to purchase Fording Shares (“Options”) (Fording Shareholders and Fording Optionholders are collectively referred to as “Fording Securityholders”), to be held at The Fairmont Palliser Hotel, 133 — 9th Avenue SW, Calgary, AB, at 9:00 a.m. (Mountain Standard Time) on December 20, 2002 to:

(a)	consider and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”) to approve the arrangement set forth in the Plan of Arrangement (the “Arrangement”) a draft of which is attached as Exhibit “A” to the affidavit of Michael Grandin sworn November 20, 2002, and filed herein; and

(b)	transact such other business as may properly come before the Meeting.

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of Fording Securityholders, (the “Notice of Special Meeting”) which is attached to the Affidavit of Michael Grandin as Exhibit “A”, the CBCA, the articles and by-laws of Fording, the terms of this Order, any further order of this Court and the rulings and directions of the Chair of the Meeting, and, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating or governing or collateral to the Fording Shares and Options or to which the Fording Shares and Options are collateral, or the articles and/or by-laws of Fording, this Order shall govern.

3.	The record date for determination of the Fording Securityholders entitled to receive the Notice of Special Meeting, Circular and forms of proxy (collectively, the “Meeting Materials”) shall be at 5:00 p.m. (Mountain Standard Time) on November 19, 2002 (the “Record Date”).

4.	The Meeting Materials, with such amendments or additional documents as counsel for Fording may advise are necessary or desirable and are not inconsistent with the terms of this Order, shall be sent to:

(a)	the Fording Securityholders of record at 5:00 p.m. (Mountain Standard Time) on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by prepaid ordinary mail addressed to the Fording Shareholder at his, her or its address registered on the Fording common share register and each Fording Optionholder at his or her address recorded on the records of Fording;

(b)	the directors and auditors of Fording, and the Director by mailing the Meeting Materials by prepaid, ordinary mail to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

(c)	The Toronto Stock Exchange (the “TSX”) by electronically filing the Meeting Materials via the system for electronic document analysis and retrieval at least 21 days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting;

      and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5.	The only persons entitled to attend the Meeting are:

(a)	Fording Securityholders or their proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting;

(b)	Fording officers, directors, auditors and advisors;

(c)	the Director; and

(d)	other persons with the permission of the Chair of the Meeting.

6.	Those persons entitled to vote at the Meeting shall be Fording Securityholders of record as at 5:00 p.m. (Mountain Standard Time) on the Record Date, or their respective proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting.

7.	The accidental failure or omission to give notice of the Meeting to any one or more Fording Securityholder, or any failure or omission to give notice as a result of events beyond the reasonable control of Fording (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

8.	Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Fording Securityholders by press release, newspaper advertisement or by notice to Fording Securityholders by prepaid ordinary mail to persons specified in paragraph 4(a) herein, or by such other means as determined to be the most appropriate method of communication by the Board of Directors of Fording in the circumstances.

9.	The quorum required at the Meeting shall be two Fording Shareholders, present in person or represented by proxy, and holding or representing by proxy not less than 10% of the aggregate of the outstanding Fording Shares and the additional Fording Shares that would be outstanding upon valid exercise of all outstanding Fording Options and who are entitled to attend and vote at the Meeting, provided that, if no quorum is present within 30 minutes of the appointed meeting time, the Meeting shall stand adjourned to be reconvened on a day which is not more than 30 days later, as determined by the Chair of the Meeting, in the Chair’s sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting.

10.	The Meeting shall be a single meeting of Fording Securityholders who shall vote together on the Arrangement Resolution.

11.	The votes shall be taken at the Meeting on the basis of one vote per Fording Common Share and, in respect of each Fording Option, one vote per Fording Share that the holder thereof is entitled to receive upon the valid exercise of such Fording Option, and subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3% of the votes cast in respect of the Arrangement Resolution by the Fording Securityholders present or represented by proxy at the Meeting and for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.

12.	Fording, if it deems advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Fording Securityholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Fording Securityholders by prepaid ordinary mail to persons specified in paragraph 4(a) herein, or by such other means as determined to be the most appropriate method of communication by the Board of Directors of Fording in the circumstances.

13.	The Meeting Materials, any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, shall be deemed to have been received by the Fording Securityholders three days after delivery thereof to the post office.

14.	Fording may make such amendments, revisions or supplements to the Arrangement as it may determine to be appropriate, without any additional notice to the Fording Securityholders, and the Arrangement as so amended, revised or supplemented shall be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

15.	The scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and their duties shall include:

(a)	invigilating and reporting to the Chair of the Meeting on the deposit and the validity of the proxies;

(b)	reporting to the Chair of the Meeting on the quorum of the Meeting;

(c)	reporting to the Chair of the Meeting on the polls taken or ballots cast at the Meeting; and

(d)	providing to Fording and to the Chair written reports on matters related to their duties.

16.	The only proxies or revocations thereof to be counted at the Meeting shall be those on completed forms of proxy or revocations thereof prepared for purposes of the Meeting and Fording Securityholders shall be entitled to complete such proxies or revocations. Fording is hereby authorized to use the form of proxy for Fording Shareholders and the form of proxy for Fording Optionholders, in substantially the same forms as are attached as part of Exhibit “A” to the Affidavit of Michael Grandin and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, by mail, telephone or such other forms of personal or electronic communication as it may determine.

17.	The procedure for the use of proxies at the Meeting shall be as set out in the Circular or as the Chair of the Meeting shall determine.

18.	Fording may, in its discretion, waive generally any time limits for the deposit of proxies by the Fording Securityholders, if Fording deems it advisable to do so.

Dissent Rights

19.	Fording Shareholders may exercise rights of dissent with respect to their Fording Shares in connection with the Arrangement, pursuant to section 190 of the CBCA, as modified by the terms of the Arrangement and this Order, including without limitation that:

(a)	for any Fording Shareholder to be entitled to dissent, the written objection of that Fording Shareholder must be received on or before 5:00 p.m. (Mountain Standard Time) on December 18, 2002 by the Corporate Secretary of Fording c/o Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services), or by facsimile transmission to (403) 267-6529 (Attention: Stock Transfer Services) or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting;

(b)	upon sending a written objection in accordance with subparagraph 19(a), a dissenting Fording Shareholder who does not subsequently vote in favour of the Arrangement Resolution shall be deemed to have irrevocably exercised his, her or its dissent rights with respect to his, her or its Fording Shares and shall not, without the consent of Fording, be entitled to withdraw or abandon such dissent;

(c)	any Fording Shareholder who sends a written objection in accordance with subparagraph 19(a) herein shall:

(i)	be deemed to have concurrently provided the notice referred to in subsection 190(7) of the CBCA;

(ii)	deliver his, her or its Fording common share certificates to Fording c/o Computershare Trust Company of Canada, at Suite 600, 530 — 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services) within 30 days after receiving the written notice referred to in subsection 190(6) of the CBCA, and in the absence of such delivery, such Fording Shareholder shall be deemed to have so delivered his, her or its Fording common share certificates; and

(iii)	cease to have any rights as a holder of Common Shares except the right to be paid fair value and without limiting the generality of the foregoing is hereby prohibited from transferring, conveying, selling, tendering or otherwise dealing with his, her or its Fording common share certificates to any third party;

(d)	the fair value of the Fording Shares held by any dissenting Fording Shareholder, referred to in subsection 190(3) of the CBCA, shall be determined as of the close of business on the day before the Meeting;

(e)	a dissenting Fording Shareholder shall be entitled to receive fair value in cash, or, at the option of New Fording (as defined in the Circular), as successor to Fording, in Units (as defined in the Circular) or a combination of cash and Units, provided Units are at the time of payment listed and traded on the TSX, the New York Stock Exchange (“NYSE”), or another major North American stock exchange. Where New Fording elects to pay fair value in Units, whether in whole or in part, New Fording shall also pay to such dissenting Fording Shareholder an amount to represent the reasonable ordinary course brokerage charges to be incurred by a holder in disposing of a comparable number of Units through the market. The number of Units to be paid to a dissenting Fording Securityholder in lieu of cash payment, if such option is exercised, shall be determined by the weighted average closing price as quoted on the TSX, or, if Units are not listed and traded on the TSX at such time, then the NYSE, or if Units are not listed and traded on the TSX or the NYSE at such time, such other North American stock exchange on which the Units are listed and traded for the five trading days preceding the judicial determination of value, or acceptance by the dissenting Fording Shareholder of an offer to pay under subsection 190(14) of the CBCA;

(f)	a dissenting Fording Shareholder’s rights will be reinstated where:

(i)	New Fording consents to the withdrawal or abandonment of the dissenting Fording Shareholder’s dissent;

(ii)	New Fording fails to make an offer in accordance with subsection 190(12) of the CBCA;

(iii)	the Board of Directors of Fording revokes the Arrangement Resolution; or

(iv)	the application by Fording to this Court for the Final Order (as defined herein) is refused and all appeal rights in respect of such refusal have been exhausted without success; and

(g)	a dissenting Fording Shareholder who has not actually surrendered his, her or its Fording common share certificates and who:

(i)	accepts an offer to pay under subsection 190(14) of the CBCA; or

(ii)	receives a court-ordered valuation under subsection 190(22) of the CBCA;

shall not be entitled to receive payment in cash or in Units, and no interest shall accrue, until such dissenting Fording Shareholder actually delivers his, her or its Fording share certificates.

Service of Court Materials

20.	For the purposes of this Order, service of the Petition herein and the Affidavit of Michael Grandin only on the Director under the CBCA is hereby confirmed as good and sufficient service and service on any other person except as provided in this Order is hereby dispensed with.

21.	Fording shall include in the Meeting Materials a copy of each of this Order and the Notice of Petition substantially in the forms appended to the Circular (collectively, the “Court Materials”), and the Court Materials shall be deemed to have been received by the Fording Securityholders at the times specified in accordance with paragraph 13 herein, whether those persons reside within Alberta or within another jurisdiction.

22.	The sending of the Court Materials in accordance with this Order shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

Application for Final Order

23.	Upon approval by the Fording Securityholders of the Arrangement, in the manner set forth in this Order, Fording may apply to this Court for an order approving the Arrangement (the “Final Order”), which application shall be heard at the Courthouse at 611 – 4th Street SW, Calgary, Alberta, on December 20, 2002 at 1:00 p.m. (Mountain Standard Time), or so soon thereafter as counsel may be heard.

24.	Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to Fording’s solicitors: Osler, Hoskin & Harcourt LLP, Suite 1900, 333 — 7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Standard Time) on December 13, 2002.

25.	In the event that the hearing of the application for the Final Order on December 20, 2002 at 1:00 p.m. is adjourned, then only those persons who filed with the Court and delivered to Fording’s solicitors a Notice of Intention to Appear in accordance with this Order need to be served and provided with notice of the adjourned hearing date.

Confidentiality

26.	Exhibit “A” to the Confidential Affidavit of Michael Grandin, being the Information Circular of Fording (the “Circular”), shall be filed with the Court on a sealed basis until such time as Fording’s counsel shall advise this Court that the Circular has been filed electronically on the SEDAR electronic filing system, at which time the sealing Order herein shall be dissolved.

Variation of Interim Order

27.	Fording shall be entitled, at any time, to seek leave to vary this Order upon such terms and upon the giving of such notice as this Court may direct.

“S. J. LoVecchio”

J.C.C.Q.B.A.
ENTERED this 20th day of November, 2002. “Kevin Hoschka” CLERK OF THE COURT

Action No. 0201-19501
A.D. 2002

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

AND IN THE MATTER OF a proposed arrangement involving Fording Inc., 4123212 Canada Ltd., Fording Coal Limited and Fording Securityholders

INTERIM ORDER

OSLER, HOSKIN & HARCOURT LLP
Barristers and Solicitors
1900, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Solicitor: Tristram J. Mallett
Telephone: (403) 260-7000
Fax: (403) 260-7024

Action No. 0201-19501

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, being chapter C-44 of the Revised Statutes of Canada, as amended;

AND IN THE MATTER OF a proposed arrangement involving Fording Inc., 4123212 Canada Ltd., Fording Coal Limited and Fording Securityholders

BEFORE THE HONOURABLE JUSTICE S. J. LOVECCHIO IN CHAMBERS	At the Court House, at the City of Calgary, in the Province of Alberta, on Monday this 23rd day of December, 2002

AMENDED INTERIM ORDER

      UPON the application of P. Schoefeld Asset Management (“PSAM”) for certain amendments to this Court’s Interim Order of November 20, 2002 (“Interim Order”); AND UPON hearing counsel for Fording Inc. (“Fording”) and Ontario Teachers’ Pension Plan Board (“Teachers”);

IT IS HEREBY ORDERED THAT:

1.   Paragraph 1 of the Interim Order is hereby amended to provide as follows:

Fording will hold and conduct its special meeting (the special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the registered holders (the “Fording Shareholders”) of Fording common shares (“Fording Shares”) and the holders of options (the “Fording Optionholders”) to purchase Fording Shares (“Options”) (Fording Shareholders and Fording Optionholders are collectively referred to as “Fording Securityholders”), previously scheduled for an earlier date, on January 22, 2003 at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, AB, at 9:00 a.m. (Mountain Standard Time) to:

(a)	consider and, if deemed advisable, to pass a special resolution (the “Enhanced Arrangement Resolution”) to approve the arrangement in accordance with and the Plan of Arrangement (the “Arrangement”) contained as part of the supplement dated December 8, 2002 to its original management information circular; and

(b)	transact such other business as may properly come before the Meeting.

2.	Paragraph 6 of the Interim Order is hereby amended to provide as follows:

Those persons entitled to vote at the Meeting shall be Fording Securityholders of record as at 5:00 p.m. (Mountain Standard Time) on December 27, 2002 (the “Voting Record Date”) or their respective proxies as evidenced by a validly completed form of proxy. It shall be sufficient for notice of such change of Voting Record Date to be made by press release and all other requirements for the giving of notice of the setting of the Record Date are hereby waived.

3.	The following paragraphs shall be added to the Interim Order as paragraph 3.1 to immediately follow paragraph 3 of the Interim Order:

      Fording may provide notice of the Meeting as postponed to January 22, 2003 by way of a supplement and supplement forms of proxy to be mailed to Fording Securityholders of record on the Voting Record Date

(as defined in paragraph 6) as soon as practical on or after January 3, 2003, but not later than January 6, 2003, notwithstanding any other requirement for the giving notice and the mailing of materials in respect of the Meeting. Such supplement may incorporate earlier Meeting Materials and supplements through incorporation by reference without including such materials in such mailing. Where a Fording Securityholder requests, Fording shall send, at its expense, all Meeting Materials and supplements previously sent to Fording Securityholders to that Fording Securityholder. Any further materials sent to Fording Securityholders by Fording in respect of the Meeting will be sent to holders of record on the Voting Record Date.

4.	Paragraph 24 of the Interim Order is hereby amended to provide as follows:

      Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to Fording’s solicitors: Osler, Hoskin & Harcourt LLP, Suite 1900, 333 B 7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Standard Time) on January 17, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting.

5.	Each of the foregoing amendments to the Interim Order and other changes of dates resulting therefrom may be communicated to Fording Securityholders by way of a press release.

“S. J. LoVecchio”

J.C.C.Q.B.A.
ENTERED this 24th day of December, 2002. “Kevin Hoschka” CLERK OF THE COURT

Action No. 0201-19501 A.D. 2002

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, being chapter C-44 of the Revised Statutes of Canada, as amended;

AND IN THE MATTER OF a proposed arrangement involving Fording Inc., 4123212 Canada Ltd., Fording Coal Limited and Fording Securityholders

AMENDED INTERIM ORDER

OSLER, HOSKIN & HARCOURT LLP
Barristers and Solicitors
1900, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Solicitor: Tristram J. Mallett
Telephone: (403) 260-7000
Fax: (403) 260-7024

Action No. 0201-19501

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, being chapter C-44 of the Revised Statutes of Canada, as amended;

AND IN THE MATTER OF a proposed arrangement involving Fording Inc., 4123212 Canada Ltd., Fording Coal Limited and Fording Securityholders

BEFORE THE HONOURABLE JUSTICE S. J. LoVECCHIO IN CHAMBERS	At the Court House, at the City of Calgary, in the Province of Alberta, on Friday this 17th day of January, 2003

ORDER

UPON the application of Fording Inc. (“Fording”) for certain amendments to this Court’s Order dated November 20, 2002 (the “Interim Order”) as amended by this Court on December 23, 2002 (the “Amended Interim Order”); AND UPON hearing counsel for Fording;

IT IS HEREBY ORDERED THAT:

1.	Paragraph 1 of both the Interim Order and the Amended Interim Order are hereby further amended to provide as follows:

Fording will hold and conduct its special meeting (the special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the registered holders (the “Fording Shareholders”) of Fording common shares (“Fording Shares”) and the holders of options (the “Fording Optionholders”) to purchase Fording Shares (“Options”) (Fording Shareholders and Fording Optionholders are collectively referred to as “Fording Securityholders”), previously scheduled for an earlier date, on February 19, 2003 at The Hyatt Regency Hotel, 700 – Centre Street, Calgary, AB, T2G 5P6, at 2:00 p.m. (Mountain Standard Time) to:

(a)	consider and, if deemed advisable, to pass a special resolution (the “Amended Arrangement Resolution”) to approve the arrangement (the “Arrangement”) in accordance with the plan of arrangement (the “Plan of Arrangement”) which forms part of the third supplement to its original Fording management information circular (the “Third Supplement”) as that Plan of Arrangement may be modified or amended in accordance with its terms from time to time; and

(b)	transact such other business as may properly come before the Meeting as contemplated by this Order.

2.	Paragraph 6 of the Interim Order and paragraph 2 of the Amended Interim Order are hereby amended to provide as follows:

The persons entitled to vote at the Meeting shall be Fording Securityholders of record as of 5 p.m. (Mountain Standard Time) on January 23, 2003 (the “New Voting Record Date”), or their respective proxies. Proxies executed prior to the mailing of the Third Supplement shall not be voted or counted at the Meeting. Proxies accompanying the Third Supplement shall be counted at the Meeting, however, nothing herein shall preclude a Fording Securityholder from submitting another form of proxy properly prepared for use at the Meeting, provided such form of proxy is executed after the mailing of the Third Supplement. It shall be sufficient for notice of the New Voting Record Date to be made by press release and all other requirements for the giving of notice of the setting of the New Voting Record Date are hereby waived.

3.	The following paragraph shall be added to the Interim Order as paragraph 3.1 to immediately follow paragraph 3 of the Interim Order, and shall replace paragraph 3 of the Amended Interim Order:

Fording may provide notice of the Meeting as postponed to February 19, 2003 by mailing the Third Supplement together with supplemental forms of proxy, to Fording Securityholders of record on the New Voting Record Date as soon as practicable on or after January 24, 2003 but not later than January 31, 2003, notwithstanding any other requirement for the giving of notice and the mailing of materials in respect of the Meeting. The Third Supplement may incorporate earlier Meeting Materials and supplements through incorporation by reference without including such materials in the mailing of the Third Supplement. Where a Fording Securityholder requests, Fording shall send, at its expense, all Meeting Materials and supplements previously sent to Fording Securityholders to the requesting Fording Securityholder. Any further materials sent to Fording Securityholders by Fording in respect of the Meeting will be sent to holders of record on the New Voting Record Date.

4.	The Fording Shareholders entitled to exercise rights of dissent in accordance with the procedures described in paragraph 19 of this Court’s Interim Order shall be those Fording Shareholders who are Fording Shareholders as of the New Voting Record Date and who deliver notices of objection after the mailing of the Third Supplement, and otherwise in accordance with the procedures set forth in paragraph 19 of the Interim Order. Notices of objection received by Fording prior to the mailing of the Third Supplement shall not be considered as valid notices of objection. Notices of objection must be received by Fording at the address indicated in paragraph 19 of the Interim Order, by 2 p.m. (Mountain Standard Time) on February 18, 2003.

5.	Paragraph 23 of the Interim Order is hereby amended to provide as follows:

Following the holding the Meeting, Fording may apply to this Court for an order approving the Arrangement (the “Final Order”) which application shall be heard at the Courthouse at 611 — 4th Street SW, Calgary, Alberta on February 20 at 9:00 a.m. (Mountain Standard Time), or as soon thereafter as counsel may be heard.

6.	Paragraph 24 of the Interim Order and paragraph 4 of the Amended Interim Order are hereby amended to provide as follows:

Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to Fording’s solicitors: Osler, Hoskin & Harcourt LLP, Suite 1900, 333 — 7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett, a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Standard Time) on February 12, 2003 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting.

7.	Each of the foregoing amendments to the Interim Order and other changes of dates resulting therefrom may be communicated to Fording Securityholders by way of a press release.

8.	The provisions of the Interim Order and Amended Interim Order remain in full force and effect unless, and only to the extent, amended by this Order.

9.	Service of an application for this Order varying the Interim Order and Amended Interim Order on any person is hereby dispensed with.

10.	Fording shall include in the Third Supplement copies of the Interim Order, the Amended Interim Order and this Order, and receipt of the Third Supplement shall be deemed to have been received by Fording Securityholders three days after delivery thereof to the post office, whether such persons reside in Alberta or within another jurisdiction.

11.	The mailing of this Order in accordance with the procedures described in the Interim Order shall constitute good and sufficient service of this Order on all persons entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these preceedings.

“S. J. LoVecchio”

J.C.C.Q.B.A.
ENTERED this 17th day of January, 2003 “Kevin Hoschka” CLERK OF THE COURT

Action No. 0201-19501
A.D. 2002

IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 192 of the Canada Business Corporations Act, being chapter C-44 of the Revised Statutes of Canada, as amended;

AND IN THE MATTER OF a proposed arrangement involving Fording Inc., 4123212 Canada Ltd., Fording Coal Limited and Fording Securityholders

ORDER

OSLER, HOSKIN & HARCOURT LLP
Barristers and Solicitors
1900, 333 — 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Solicitor: Tristram J. Mallett
Telephone: (403) 260-7000
Fax: (403) 260-7024

APPENDIX F —

NEW COMBINATION AGREEMENT

COMBINATION AGREEMENT

between

FORDING INC.

- and -

TECK COMINCO LIMITED

- and -

WESTSHORE TERMINALS INCOME FUND

- and -

ONTARIO TEACHERS’ PENSION PLAN BOARD

- and -

SHERRITT INTERNATIONAL CORPORATION

January 12, 2003

OSLER, HOSKIN & HARCOURT LLP

THIS AGREEMENT is made the 12th day of January, 2003

B E T W E E N:

FORDING INC.
a corporation existing under the laws of Canada
(“Fording”)

- and -

TECK COMINCO LIMITED
a corporation existing under the laws of Canada
(“Teck”)

- and -

WESTSHORE TERMINALS INCOME FUND
an open-ended mutual fund trust existing under the laws of British Columbia
(“Westshore”)

- and -

ONTARIO TEACHERS’ PENSION PLAN BOARD
a corporation existing under the laws of Ontario
(“OTPP”)

- and -

SHERRITT INTERNATIONAL CORPORATION
a corporation existing under the laws of New Brunswick
(“Sherritt”).

RECITALS:

A.	A meeting of Fording securityholders (the “Securityholders”) is scheduled to be held on January 22, 2003 to consider the adoption of a plan of arrangement (the “Plan of Arrangement”) involving Teck and Westshore to reorganize the way in which equity in the business of Fording is held by its Securityholders through the conversion of Fording into the Fording Canadian Coal Trust (the “Fund”), an open-ended mutual fund trust to be created under the laws of Alberta.

B.	Fording, Teck, Westshore, OTPP and Sherritt wish to further enhance the value to Securityholders of the conversion of Fording into an income trust contemplated by the Plan of Arrangement through offering the combination of certain metallurgical coal assets and operations of Teck and the Luscar/ CONSOL Joint Ventures (defined below) with the assets of Fording (other than the Fording Prairie Operations and Fording’s Industrial Minerals Operations) to be held in a general partnership (the “Partnership”) organized under the Fund, together with the contemporaneous cash investments by Teck, Westshore and Sherritt Coal Partnership II (“SCPII”), a partnership comprised of Sherritt and OTPP, in the Fund and the Partnership to permit the Cash Option to be increased to $1,050 million, all in the manner described herein (collectively, the “Transaction”).

C.	Luscar Ltd. (“Luscar”) is a wholly owned subsidiary of Luscar Energy Partnership, a partnership comprised as to 50/50 of wholly owned subsidiaries of each of OTPP and Sherritt.

D.	Luscar and CONSOL Energy Inc. (“CONSOL”) are joint venture participants as to 50/50 in the Cardinal River Coal Joint Venture and the Line Creek Joint Venture (collectively, the “Luscar/ CONSOL Joint Ventures”).

E.	The terms of the Plan of Arrangement previously announced by Fording will be amended to enable Shareholders to elect to receive one unit (a “Unit”) of the Fund per Common Share (the “Unit Option”) up to a maximum of approximately the number of Common Shares outstanding at Closing less 30 million, being approximately 21,432,477 Units or $35.00 in cash per Common Share (the “Cash Option”), to a maximum of $1,050 million, or a combination of cash and Units, subject to pro ration as described herein.

F.	Pursuant to the terms of the Amended Plan:

(i)	Certain of Teck’s and Teck’s Affiliates’ North American metallurgical coal assets (consisting primarily of the Elkview Mine), the Luscar/ CONSOL Joint Ventures’ metallurgical coal assets, (consisting primarily of its Line Creek Mine, Cheviot and the Luscar Mines, and its interests in the Neptune Terminal) and Fording’s assets (other than its Industrial Minerals Operations, the Prairie Operations and any liabilities associated with the Mount Washington Mine site) will be contributed, directly or indirectly, to the Partnership in order to realize significant synergies.

(ii)	Fording will sell and SCPII or an affiliated entity will purchase the Prairie Operations for $225 million.

(iii)	Fording and Westshore will build upon their historical relationship by having a subsidiary of Westshore enter into a long-term coal terminal agreement with Fording consistent with their existing negotiations.

(iv)	Teck will contribute $125 million to the Partnership to acquire a partnership interest therein.

(v)	Teck will make an investment in Units of the Fund of $150 million.

(vi)	Westshore will make an investment in Units of the Fund of $150 million.

(vii)	SCPII will make an investment in Units of the Fund of $375 million.

(viii)	The combination of the Teck Contributed Assets, the Luscar Contributed Assets and the Fording Contributed Assets will enable Fording to borrow or cause to be borrowed additional funds in the aggregate of $336 million, which will be used to fund, in part, the Cash Option and for other purposes.

G.	It is anticipated that the Amended Plan will be considered at a meeting of Securityholders to be held on or about February 19, 2003.

H.	In the event that the Amended Plan is approved and implemented, immediately after the Effective Time:

(i)	initial ownership interests in the Partnership will be 65% Fund (indirectly) and 35% Teck; and

(ii)	ownership interests in the Fund will be approximately 45.5% Shareholders (including approximately 6.7% owned by OTPP); 9.1% Teck; 9.1% Westshore; 6.8% Luscar; 6.8% CONSOL and 22.7% SCPII.

I.	The board of directors or trustees, as the case may be, of each of Fording, Teck, Westshore, Sherritt and OTPP has determined to consummate the Transaction and has agreed to co-operate in the manner set out herein with a view to consummating the Transaction.

      THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

      In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“Acquisition Proposal” means any proposal or offer with respect to any merger, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization, take-over bid, tender offer, purchase of any assets representing greater than 20% of the fair market value of the Transaction, or purchase of more than 20% of the equity (or rights thereto) of Fording or similar transactions or series of transactions involving Fording, excluding the arrangement contemplated by the F/T/W Plan of Arrangement;

“Affiliate” and “Associate” (regardless of case) each has the meaning ascribed to it under the Securities Act;

“Agreement” means this agreement, including all schedules, and all amendments or restatements as permitted, and references to “Article” or “Section” mean the specified Article or Section of this agreement;

“Amended Arrangement” means the arrangement under Section 192 of the CBCA contemplated by the Amended Plan;

“Amended Plan” means the Plan of Arrangement as amended to give effect to the Transaction contemplated by this Agreement substantially in the form attached as Schedule 2.1;

“Arrangement Resolution” means the special resolution of the Securityholders authorizing the Amended Plan to be considered and voted upon by the Securityholders at the Fording Meeting;

“Articles of Arrangement” means the articles of arrangement of Fording contemplated by the Amended Plan that, pursuant to the provisions of Section 192(6) of the CBCA, must be filed with the Director after the Final Order has been granted in order for the Amended Arrangement to become effective;

“Board of Directors” means the board of directors of Fording;

“Break Fee” has the meaning ascribed to it in Section 6.3(b);

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta, the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Calgary, Vancouver and Toronto are generally open for the transaction of commercial banking business;

“Canadian Securities Regulatory Authorities” means the applicable Canadian, provincial and territorial securities commissions and regulatory authorities;

“Canadian Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Cash Option” has the meaning ascribed to it in the Recitals to this Agreement;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

“CCRA” means the Canada Customs and Revenue Agency;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Closing Time” has the meaning ascribed to it in Section 2.8;

“Common Share” means a common share in the capital of Fording;

“Confidentiality Agreements” means the Confidentiality Agreements between Fording and each of Teck and Westshore dated November 29, 2002 and between Fording and each of OTPP and Sherritt dated January 10, 2003, and the Confidentiality Agreements between each of Teck and Sherritt and between Westshore and Sherritt dated January 10, 2003;

“CONSOL” means CONSOL Energy Inc.;

“contracts” means a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding to which a Party, or any of its subsidiaries, is a party to or under which a Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, whether asserted or not;

“Court” means the Court of Queen’s Bench of Alberta;

“CP Arrangement Agreement” means the arrangement agreement entered into by CPL and certain of its subsidiaries dated as of July 30, 2001 setting forth the terms on which the parties would undertake a plan of arrangement pursuant to which the operating subsidiaries of CPL would be spun off into separate public companies;

“CPL” means Canadian Pacific Limited;

“CPR Agreement” means the agreement between FCL and Canadian Pacific Railway Company dated April 1, 2001;

“Director” means the Director appointed under Section 260 of the CBCA;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued by the Director giving effect to the Amended Arrangement, which date shall be determined in accordance with Section 2.8;

“Effective Time” means the first moment in time on the Effective Date;

“Elkview Mine” means the coal mine owned by Teck and located in southeastern British Columbia, covering a surface area of approximately 23,000 hectares;

“Environmental Law” means any and all applicable Laws relating to the protection of human health and safety or the environment, or relating to hazardous or toxic substances or wastes, pollutants or contaminants;

“Exchange Options” means options to purchase Units, and any accompanying unit appreciation rights, issued under the Exchange Option Plan;

“Exchange Option Plan” means the Unit option plan of the Fund proposed to be created as part of the Amended Arrangement pursuant to which options to acquire Units and any accompanying unit appreciation rights will be granted to existing Optionholders in exchange ultimately for existing Options and any existing share appreciation rights in the manner contemplated by the Amended Plan;

“FCL” means Fording Coal Limited/Les Charbons Fording, Limitée, a corporation existing under the CBCA;

“FCL Amalco” means the corporation resulting from the amalgamation of Fording and FCL;

“F/T/W Combination Agreement” means the combination agreement dated December 4, 2002 among Fording, Teck and Westshore;

“F/T/W Plan of Arrangement” means the plan of arrangement set forth as Schedule “B” to the supplement dated December 8, 2002 to the Information Circular;

“FX Acknowledgements” means the acknowledgements proposed to be obtained by Fording from certain counterparties with whom Fording has entered into certain foreign exchange forward contracts stating that the consummation of the Transaction will not result in any early termination or the occurrence of an event of default under such contracts;

“Final Order” means the order of the Court approving the Amended Arrangement;

“Fording Annual Information Form” means the annual information form of Fording, dated May 16, 2002, for the year ended December 31, 2001;

“Fording Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which Fording or its subsidiaries is a party to or bound by or under which Fording or its subsidiaries have, or will have, any liability or contingent liability, relating to: pension plans, insurance plans (whether insured or self-insured) or compensation plans with respect to any of its employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with Fording or its subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such Person other than the Fording Prairie Benefit Plans;

“Fording Contributed Assets” means the assets of Fording other than (i) its Industrial Minerals Operations, (ii) Fording’s rights and obligations in connection with its interests in a former mining operation located at the Mount Washington mine site, and (iii) the Prairie Operations. The Fording Contributed Assets are described in the Fording Contribution Term Sheet attached as Schedule 2.3(e);

“Fording Disclosure Letter” means the disclosure letter of Fording delivered to the other Parties prior to the execution of this Agreement;

“Fording Disclosure Record” has the meaning ascribed to it in Section 3.1(e);

“Fording Financial Statements” means the audited financial statements of Fording for the fiscal year ended December 31, 2001, consisting of a consolidated balance sheet as at December 31, 2001, and the consolidated statements of income and retained earnings and cash flows for the fiscal year ended December 31, 2001, and all notes thereto and the interim unaudited financial statements of Fording for the nine-month period ended September 30, 2002;

“Fording Meeting” means the special meeting of Securityholders to be held on or before February 19, 2003 and any adjournment(s) or postponement(s) thereof made in accordance with the notice of meeting that forms part of the Information Circular, to consider and to vote on, among other things, the Resolutions;

“Fording Prairie Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which Fording or its subsidiaries is a party to or bound by or under which Fording or its subsidiaries has, or will have, any liability or contingent liability, relating to: pension plans, insurance plans (whether insured or self-insured) or compensation plans with respect to any employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees) employed in connection with the Prairie Operations, directors or officers, individuals working on contract with Fording or its subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such Person, in each case, in connection with the Prairie Operations;

“Fording Subsidiary” has the meaning ascribed to it in Section 3.1(a);

“Fund” has the meaning ascribed to it in the Recitals to this Agreement;

“Further Supplement” means the amendment and supplement to the Information Circular prepared in respect of the Amended Arrangement in form and content acceptable to the Parties acting reasonably;

“Genesee Agreements” means, collectively, the Genesee Coal Mine Operating Agreement between the City of Edmonton and FCL made as of August 7, 1980, the Genesee Coal Mine Joint Venture

Agreement between the City of Edmonton and FCL made as of August 7, 1980, the Genesee Coal Mine Dedication and Unitization Agreement between the City of Edmonton, FCL and the City of Edmonton and FCL as joint venturers made as of August 7, 1980, the Genesee Coal Mine Purchase and Sale Agreement between the City of Edmonton and FCL as joint venturers and the City of Edmonton made as of August 7, 1980 and the Construction Agreement between the City of Edmonton and FCL as joint venturers and FCL dated August 7, 1980, as the same have been assigned;

“Governance Agreement” means the agreement regarding the governance of the Fund on the terms attached as Schedule 2.4;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) Canadian Securities Regulatory Authority, self-regulatory organization or stock exchange including without limitation the NYSE and the TSX, (c) any subdivision, agent, commission, board, or authority of any of the foregoing, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holders” means, when used with reference to securities of Fording or the Fund, the holders thereof shown from time to time on the register maintained by or on behalf of Fording or the Fund, as the case may be, in respect of such securities;

“Industrial Minerals Operations” means the NYCO Minerals, Inc. operations at Willsboro, New York, the Minera NYCO S.A. de C.V. operations located near Hermosillo in the northwestern state of Sonora, Mexico and the American Tripoli, Inc. operations located near Seneca, Missouri;

“Information Circular” means the notice of the Fording Meeting and the management information circular dated November 20, 2002, including all accompanying appendices thereto, sent to Securityholders in connection with the Fording Meeting as amended or supplemented to the date hereof;

“Interim Order” means the order of the Court confirming, among other things, the calling and holding of the Fording Meeting and voting thereon, as such order has been and may be amended or varied;

“Laws” means all applicable laws (including common law), statutes, regulations, statutory rules, orders, ordinances, and the terms and conditions of any approvals, licences, permits, judgments or other requirements of any applicable published notes and policies of any Governmental Authority, and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Luscar” has the meaning ascribed to it in the Recitals to this Agreement;

“Luscar Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which Luscar or the Luscar/ CONSOL Joint Ventures is a party to or bound by or under which Luscar or the Luscar/ CONSOL Joint Ventures has, or will have, any liability or contingent liability, relating to: pension plans, insurance plans (whether insured or self-insured) or compensation plans with respect to any of its employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with Luscar or the Luscar/ CONSOL Joint Ventures or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such Person, in each case, in connection with the Luscar Contributed Assets;

“Luscar/ CONSOL Joint Ventures” has the meaning ascribed to it in the Recitals to this Agreement;

“Luscar Contributed Assets” means the assets of the Luscar/ CONSOL Joint Ventures described in the Luscar Contribution Term Sheet, delivered to the Parties on the date hereof, which, pursuant to the

Amended Plan, will ultimately be contributed to the Partnership and includes the Line Creek Mine, Cheviot, the Luscar Mine and a 46.4% interest in the Neptune Terminal and associated terminal contracts;

“Luscar Disclosure Letter” means the disclosure letter in respect of the Luscar Contributed Assets delivered by Sherritt and OTPP to the other Parties prior to the execution of this Agreement;

“Luscar Disclosure Record” has the meaning ascribed to it in Section 3.7(d);

“Luscar Employees” means the persons currently employed by Luscar or the Luscar/ CONSOL Joint Ventures (including for this purpose, dependent contractors) required to operate the Luscar Contributed Assets, being the Persons listed in the Luscar Disclosure Letter;

“Luscar Entities” has the meaning ascribed to it in Section 3.7(a);

“Luscar Financial Statements” means the audited financial statements of Luscar Coal Income Fund and Luscar Coal Ltd. included in Appendix C to the SCAI Offer, as amended on December 16, 2002;

“Luscar New Financial Statements” means the audited financial statements for the Luscar/ CONSOL Joint Ventures for the fiscal year ended December 31, 2001 consisting of a balance sheet as of December 31, 2001, and the statements of earnings, owner’s equity and cash flows for the fiscal year ended December 31, 2001, and all notes thereto and the interim unaudited financial statements for the Luscar/ CONSOL Joint Ventures for the nine-month period ended September 30, 2002;

“Material Adverse Change”, when used in connection with a Party or the Fording Contributed Assets, the Prairie Operations, the Teck Contributed Assets or the Luscar Contributed Assets, as the case may be, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, contingent, conditional or otherwise), businesses, operations or results of operations of such Party or assets or, if applicable, those of its subsidiaries, that is, or could reasonably be expected to be, material and adverse to such Party or assets and, if applicable, its subsidiaries on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the economy, political conditions or securities markets in general; (ii) in the case of Fording, the Fording Contributed Assets, the Prairie Operations, the Teck Contributed Assets or the Luscar Contributed Assets, affecting the coal industry in general and which does not have, or could not reasonably be expected to have, a materially disproportionate impact on Fording, the Fording Contributed Assets, the Prairie Operations, the Teck Contributed Assets or the Luscar Contributed Assets, as the case may be, as compared to the other industry participants; or (iii) that is merely itself a change in the market trading price of publicly issued securities of the Party; (iv) resulting exclusively from the entering into of this Agreement; or (v) resulting from a change in the market price of metallurgical coal or thermal coal;

“Material Adverse Effect” when used in connection with a Party, means any effect resulting from a Material Adverse Change to that Party;

“material fact” has the meaning ascribed to it under the Securities Act;

“New Fording” means the corporation resulting from the amalgamation of Fording, FCL Amalco (which results from the amalgamation of FCL and a subsidiary of Fording) and Subco, which will occur as part of the Amended Arrangement;

“NYSE” means the New York Stock Exchange;

“Options” means the outstanding options to purchase Common Shares issued pursuant to Fording’s Directors’ Stock Option Plan and Key Employee Stock Option Plan;

“Optionholders” means Holders from time to time of Options;

“Outside Date” means, subject to Section 6.2(e), April 30, 2003 or such later date as may be mutually agreed by the Parties;

“Partnership” has the meaning ascribed to it in the Recitals to this Agreement;

“Partnership Agreement” means the agreement between Fording and Teck on the terms attached as Schedule 2.3(a);

“Party” or “Parties” means a signatory or the signatories to this Agreement, respectively;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Prairie Operations” means the Fording assets described in the Prairie Operations Term Sheet attached as Schedule 2.3(c), which, for greater certainty, excludes thermal coal that is mined in Fording’s metallurgical coal mines;

“Pre-Effective Date Period” means the period commencing on the execution and delivery of this Agreement and ending at the Closing Time, subject to the earlier termination of this Agreement in accordance with its terms;

“Proposed Agreement” has the meaning ascribed to it in Section 4.5(a);

“publicly disclosed” means disclosure by a Party in a public filing made by it with either the Canadian Securities Regulatory Authorities on the SEDAR system in Canada or with the Securities and Exchange Commission on the EDGAR system in the United States from December 31, 2001 to the date hereof;

“PWC Resolution” means the resolution of the Shareholders to be considered and voted upon by the Shareholders at the Fording Meeting, appointing PricewaterhouseCoopers LLP as auditor of the Fund;

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“RBC Fairness Opinion” has the meaning ascribed to it in Section 2.7(a);

“Registrar and Transfer Agent” means Computershare Trust Company of Canada, the registrar and transfer agent of the Common Shares and the Units;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that an arrangement may only be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Authority, as set out in Schedule 4.1;

“Resolutions” means the special resolutions of the Shareholders and the Optionholders, as the case may be, authorizing the Arrangement Resolution, the Unitholder Rights Plan Resolution and the PWC Resolution, to be considered and voted upon by the Shareholders and the Optionholders, as the case may be, at the Fording Meeting;

“SCAI” means Sherritt Coal Acquisition Inc.;

“SCAI Offer” means the offer made by SCAI dated October 25, 2002 as amended December 16, 2002 and January 6, 2003, to acquire all of the issued and outstanding Common Shares;

“SCPII” has the meaning ascribed to it in the Recitals to this Agreement;

“Securities Act” means the Securities Act (Alberta), R.S.A. 2000, c. S-4, and the rules and regulations promulgated thereunder;

“Securityholders” means, collectively, the Shareholders and the Optionholders;

“Shareholders” means the Holders of Common Shares;

“Sherritt Annual Information Form” means the annual information form of Sherritt, dated March 15, 2002, for the year ended December 31, 2001;

“Special Distribution” has the meaning ascribed to it in Section 2.3(k);

“Subco” means 4123212 Canada Ltd., an indirect, wholly owned subsidiary of Fording with no material assets or liabilities, existing under the laws of Canada;

“subsidiary” or “Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide written Acquisition Proposal that, in the good faith determination of the Board of Directors after consultation with its financial advisors and with outside counsel, would, if consummated in accordance with its terms and taking into account the risk of non-completion, reasonably be expected to result in a transaction more favourable to the Securityholders from a financial point of view than the Transaction;

“tax returns” means all returns, declarations, reports, information returns and statements required to be filed with the CCRA or any taxing authority relating to taxes;

“Teck Annual Information Form” means the annual information form of Teck, dated March 1, 2002, for the year ended December 31, 2001;

“Teck Contributed Assets” means the Teck assets described in the Teck Contribution Term Sheet attached as Schedule 2.3(d), which, pursuant to the Amended Plan, will be contributed to the Partnership;

“Teck Disclosure Letter” means the disclosure letter of Teck delivered to the other Parties prior to the execution of this Agreement;

“Teck Disclosure Record” has the meaning ascribed to it in Section 3.3(f);

“Teck Mine Benefit Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered to which Teck or its subsidiaries is a party to or bound by or under which Teck or its subsidiaries has, or will have, any liability or contingent liability, relating to: pension plans, insurance plans (whether insured or self-insured) or compensation plans with respect to any of its employees or former employees (or any spouses, dependants, survivors or beneficiaries of any such employees or former employees), directors or officers, individuals working on contract with Teck or its subsidiaries or other individuals providing services to it of a kind normally provided by employees or eligible dependants of such Person in each case, in connection with the Teck Contributed Assets;

“Teck Mine Employees” means the Persons currently employed by Teck (including for this purpose, dependent contractors) required to operate the Elkview Mine, being the Persons listed in the Teck Disclosure Letter;

“Teck Mine Financial Statements” means the audited financial statements for the Elkview Mine for the fiscal year ended December 31, 2001 consisting of a balance sheet as of December 31, 2001, and the statements of earnings, owner’s equity and cash flows for the fiscal year ended December 31, 2001, and all notes thereto and the interim unaudited financial statements for the Elkview Mine for the nine-month period ended September 30, 2002, copies of which have been initialled for identification and delivered by Teck to Fording;

“Terminal Agreement” means the agreement between New Fording, on behalf of the Partnership, and Westshore, on the terms which have been initialed for identification and delivered to Westshore and Fording, respectively;

“Transaction” has the meaning ascribed to it in the Recitals to this Agreement;

“Transaction Agreement” means each of the agreements listed in or contemplated by Section 1.4;

“Trustees” means the trustees of the Fund from time to time;

“TSX” means the Toronto Stock Exchange;

“Unit” means a trust unit of the Fund;

“Unit Option” has the meaning ascribed to it in the Recitals to this Agreement;

“Unitholder Rights Plan Resolution” means the resolution of the Shareholders authorizing the implementation of the Unitholder Rights Plan to be considered and voted upon by the Shareholders at the Fording Meeting;

“Unitholders” means the Holders from time to time of the Units;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986; and

“Westshore Disclosure Letter” means the disclosure letter of Westshore delivered to the other Parties prior to the execution of this Agreement.

1.2 Certain Rules of Interpretation

      In this Agreement:

(a)	Consent — Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)	Currency — Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)	Governing Law — This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable in the Province of Alberta. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

(d)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(e)	Including — Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction — The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Statutory References — A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(i)	Subsidiaries — To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of any Party, each such provision shall be construed as a covenant by such Party to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action. To the extent any covenants or agreements contained herein relate, directly or indirectly, to SCPII, Luscar, the Luscar/ CONSOL Joint Ventures or the Luscar Energy Partnership, each such provision shall be construed as a joint and several covenant by OTPP and Sherritt to cause (to the fullest extent to which it is legally capable) such entity to perform the required action.

(j)	Time — Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Entire Agreement

      This Agreement, together with the Confidentiality Agreements and the agreements and documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written. For greater certainty, this Agreement supersedes and replaces the F/T/W Combination Agreement and the term sheet among the Parties of January 10, 2003, which are terminated without liability between the Parties. No reliance has been made upon and there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

      There shall be no liability, either in tort or in contract or otherwise, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, not reduced to writing as part of this Agreement. Each of the Parties agrees that the other Parties will have no remedy in respect of any untrue statement made to it and upon which it relied in entering into this Agreement and that, absent fraud, its only remedy can be for breach of contract under this Agreement.

1.4 Schedules

      The schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

Schedule 2.1	Amended Plan
Schedule 2.3(a)	Partnership Term Sheet
Schedule 2.3(c)	Prairie Operations Term Sheet
Schedule 2.3(d)	Teck Contribution Term Sheet
Schedule 2.3(e)	Fording Contribution Term Sheet
Schedule 2.3(n)	Non-Competition Term Sheet
Schedule 2.4A	Governance Term Sheet
Schedule 2.4B	Trust Indenture Term Sheet
Schedule 2.5	Form of Press Release
Schedule 4.1	Regulatory Approvals

      The Luscar Contribution Term Sheet and the Working Capital Agreement have also been delivered to the Parties on the date hereof.

1.5 Accounting Matters

      Unless otherwise stated, all accounting terms used in this Agreement in respect of any Party shall have the meanings attributable thereto under generally accepted accounting principles applicable to such Party’s published financial statements, and all determinations of an accounting nature in respect of any Party required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles applicable to such Party’s published financial statements and past practice.

1.6 Knowledge

      Any reference to the knowledge of any Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making reasonable inquiries regarding the relevant matter of all relevant directors, officers and employees of the Party.

ARTICLE 2

THE COMBINATION

2.1 The Arrangement

(a)	The Amended Plan will be substantially in the form set out in Schedule 2.1, provided the Parties will co-operate to amend such plan to achieve the objectives set out herein (provided further that such amendments are not prejudicial to the Parties).

(b)	The Amended Plan will give Shareholders the option to elect the Cash Option, the Unit Option or a combination of both, subject to maximum available cash of $1,050 million for the Cash Option and maximum available Units for the Unit Option equal to the number of outstanding Common Shares at the Effective Time less 30,000,000.

(c)	The Amended Plan will contemplate the completion of the transactions referenced in Sections 2.2 and 2.3.

(d)	The Amended Plan may be amended from the form set out in Schedule 2.1 including without limitation, the reordering of certain steps or replacing certain amalgamations with windings up provided such amendment does not create a material disadvantage to any of the Parties to this Agreement.

2.2 Funding of the Cash Option

(a)	The Cash Option will be funded from several sources:

(i)	Teck will contribute $125 million to the Partnership in addition to the Teck Contributed Assets and will receive in consideration therefor an interest in the Partnership having the rights described in Schedule 2.3(a), which together with the Partnership interest to be acquired pursuant to Section 2.3(d), will represent a 35% interest in the Partnership and those funds will be paid by the Partnership to New Fording as part of the consideration for the Fording Contributed Assets;

(ii)	Teck and Westshore will each make the following subscriptions for Units set opposite their name:

Teck	$150 million
Westshore	$150 million

(iii)	OTPP and Sherritt will cause SCPII or other Affiliates of OTPP or Sherritt to subscribe for $375 million in Units;

(iv)	Subco will draw down approximately $336 million from its new credit facilities and make a portion of such funds available to the Fund to refinance Fording’s existing debt or pay Fording’s expenses or pay for working capital included in the Luscar Contributed Assets and, if necessary, fund the Cash Option; and

(v)	Fording will receive $225 million from the sale of the Prairie Operations to SCPII (or an affiliated entity) and will make such funds available for the payment of the Cash Option to the extent not used to fund the other obligations specified hereunder, so that an aggregate of $1,050 million will be available to fund the Cash Option and approximately $311 million will be available to pay the Special Distribution, to settle the debt obligations of Fording, and to pay the expenses of the Parties as contemplated herein.

(b)	The entire $1,050 million will be paid to Shareholders pursuant to the Cash Option.

(c)	The expense payments in Section 2.3(p) will be sourced out of the funds referred to in paragraphs 2.2(a)(i) or (v).

2.3 Agreements of the Parties with Respect to the Transaction

(a)	Fording and Teck each agree that, prior to the Effective Time, they will enter (and in the case of Teck, also cause Teck-Bullmoose Coal Inc. and Quintette Coal Partnership to enter) into the Partnership Agreement and form the Partnership.

(b)	Fording agrees that it will purchase or cause to be purchased and Sherritt and OTPP agree to cause the Luscar/ CONSOL Joint Ventures to sell the Luscar Contributed Assets on the terms set out in the Luscar Contribution Term Sheet delivered to the Parties on the date hereof. Luscar and CONSOL will be issued shares or debt and shares of Fording or an Affiliate in partial payment for the Luscar Contributed Assets, which will be immediately indirectly exchanged for 6.4 million freely tradeable Units (as to 50% of such Units each).

(c)	Fording agrees that it will sell or cause the sale of the Prairie Operations on the terms set out in Schedule 2.3(c) and Sherritt and OTPP agree that they will cause SCPII or an affiliated entity of OTPP or Sherritt to purchase the Prairie Operations for $225 million, subject to adjustments in accordance with Schedule 2.3(c). The Parties will co-operate in structuring this transaction to ensure that no current taxes will be payable by Fording in respect of such transactions to the extent reasonably possible.

(d)	Teck agrees that, as at the Effective Time, it will contribute or cause to be contributed the Teck Contributed Assets to the Partnership in exchange for an interest in the Partnership having the rights described in Schedule 2.3(a), which, together with the Partnership interest to be acquired pursuant to Section 2.3(f), will represent a 35% interest in the Partnership, on the terms set out in Schedule 2.3(d).

(e)	Fording agrees that, as at the Effective Time, it will contribute the Fording Contributed Assets on the terms set out in Schedule 2.3(e) and the Luscar Contributed Assets acquired from the Luscar/ CONSOL Joint Ventures as contemplated in Section 2.3(b) above to the Partnership in exchange for an interest in the Partnership having the rights described in Schedule 2.3(a), which, will represent a 65% interest in the Partnership.

(f)	Teck agrees that, as at the Effective Time, it will contribute $125 million to the Partnership in exchange for an interest in the Partnership having the rights described in Schedule 2.3(a), which, together with the Partnership interest to be acquired pursuant to Section 2.3(d), will represent a 35% interest in the Partnership.

(g)	Each of Teck and Westshore severally (and not jointly nor jointly and severally) agrees that, as of the Effective Time, in accordance with the Amended Plan, each will subscribe for and purchase Units in the aggregate amounts specified below at a purchase price of $35.00 per Unit:

Teck	$150 million
Westshore	$150 million

(h)	Sherritt and OTPP agree that, as of the Effective Time, they will subscribe for and purchase or will cause SCPII or other Affiliates of OTPP or Sherritt to subscribe for and purchase $375 million in Units at a purchase price of $35.00 per Unit.

(i)	Subco and New Fording will borrow an amount under their new credit facilities, which, together with other funds payable to Fording hereunder, will enable it to satisfy the Cash Option, and to pay the Special Distribution, the expenses referred to in Section 2.3(p), its expenses, to refinance its existing indebtedness and fulfill its other obligations hereunder.

(j)	Fording agrees to cause the Fund to issue, as required under the Amended Plan, to Shareholders Units up to an amount equal to the outstanding Common Shares at the Effective Date less 30 million.

(k)	Each of the Parties agrees that the Fund will make a distribution (the “Special Distribution”) of an aggregate of $70 million to all Unitholders as to $35 million at the end of the quarter in which the Effective Date occurs and as to $35 million at the end of the quarter after the quarter in which the Effective Date occurs.

(l)	OTPP agrees that it will elect to receive Units for all of its Common Shares under the Amended Arrangement and will not exercise any dissent or appraisal rights under the Amended Arrangement.

(m)	OTPP and Sherritt will withdraw and terminate the SCAI Offer and publicly announce such withdrawal and termination as part of the press release contemplated by this Agreement and return any Common Shares that are tendered to the SCAI Offer. They shall also cease soliciting proxies under their dissident proxy circular in respect of the Fording Meeting.

(n)	The Luscar Entities and New Fording will enter into a non-competition agreement consistent with Schedule 2.3(n) providing that Luscar will not compete in respect of metallurgical coal operations in Canada for five years.

(o)	The Partnership and the Fund will enter into a non-competition agreement consistent with Schedule 2.3(n) providing that the Partnership, New Fording and the Fund (but not Teck or any of its other Affiliates) will not compete in respect of thermal coal operations in Canada for five years.

(p)	Fording on its own behalf and on behalf of New Fording (its successor by amalgamation or liquidation) agrees that it shall bear its own expenses in respect of the Transaction and that upon completion of the Amended Arrangement, as at the Closing Time, directly or indirectly it will pay the following amount as a reimbursement of and as a contribution to expenses and costs of the Parties:

Teck and Westshore (or their designees)	$25 million
OTPP and Sherritt (or their designees)	$50 million

      Fording and New Fording shall be obligated to make the payments in the amounts stated, and no Party is required to itemize or prove the particular expenses reimbursed or costs contributed to in order to be entitled to the payment stipulated. Fording and New Fording shall not be obligated to pay any more than the amount stipulated regardless of the expenses and costs actually incurred by a Party. The manner of payment shall be structured to maximize tax efficiency for Fording without prejudice for the other Parties.

      The Parties agree that the transactions set forth in items (b) through (h) and item (j) above will be undertaken in accordance with the Amended Arrangement.

2.4 Related Agreements

      At the Closing Time:

(a)	Each of the Parties will enter into and deliver or cause its respective Affiliates or associates, as appropriate, to enter and deliver, one to the others, the Transaction Agreements to which it or its Affiliates or associates is a Party;

(b)	New Fording, on behalf of the Partnership, and Westshore will enter into, and deliver, one to the other, the Terminal Agreement; and

(c)	If not previously formed, the Fund will be formed pursuant to a trust indenture in accordance with the Trust Indenture Term Sheet attached to this Agreement as Schedule 2.4.

2.5 Public Announcement

      Immediately upon signing of this Agreement, the Parties shall jointly issue for public dissemination the press release attached to this Agreement as Schedule 2.5 and shall file such press release with the TSX and in prescribed form with the U.S. Securities and Exchange Commission and each Party (other than OTPP) shall file, as required, on a timely basis, a material change report in prescribed form with the Canadian Securities Regulatory Authorities.

2.6 Implementation Steps for Fording

      Fording shall, except to the extent that the Board of Directors has changed its recommendation in respect of the Transaction, do the following:

(a)	mail the Further Supplement to Securityholders in accordance with the Interim Order and applicable Laws;

(b)	subject to the Interim Order, hold the Fording Meeting in a timely fashion for the purpose of considering the Resolutions and for any other proper purpose as may be set out in the notice for such meeting, and conduct such meeting in accordance with the Interim Order, applicable Laws and Fording’s by-laws;

(c)	use commercially reasonable efforts to solicit from the Securityholders proxies in favour of the approval of the Resolutions, as applicable, and take all other action that is necessary or desirable to secure the approval of the Resolutions by the Securityholders, as applicable;

(d)	subject to obtaining the approvals as are required by the Interim Order, apply to the Court for the Final Order and diligently pursue its issuance; and

(e)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each Party, on the date contemplated in Section 2.8, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Transaction and diligently pursue such endorsement and filing.

2.7 Support of Transaction

      Fording represents and warrants to Teck, Westshore, Sherritt and OTPP that:

(a)	it has received the oral opinion of RBC (the “RBC Fairness Opinion”) that, as of the date hereof, the consideration to Shareholders under the Amended Arrangement is fair from a financial point of view to Shareholders;

(b)	subject to the provisions of Section 4.4 relating to the existence of a Superior Proposal and provided that RBC has delivered and not withdrawn the RBC Fairness Opinion, each director of Fording has advised that he intends to vote all Common Shares held by him in favour of the Amended Arrangement and will so represent in the Further Supplement;

(c)	subject to the provisions of Section 4.4 relating to the existence of a Superior Proposal and provided that RBC has delivered and not withdrawn the RBC Fairness Opinion, the Board of Directors (i) has advised that they will unanimously recommend acceptance of the Amended Arrangement to Securityholders and will so represent in the Further Supplement; and (ii) will include a statement in the Further Supplement that the Amended Arrangement is fair to Securityholders and is in the best interests of Fording.

2.8 Effective Date Matters

      The Effective Date shall be not more than the 5th Business Day following the later of the date of issuance of the Final Order (unless appealed, in which case the Effective Date shall be the date such appeal is dismissed or withdrawn) and the date upon which the last Regulatory Approval is obtained, or on such other date as the Parties agree. Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP in Calgary at 7:00 a.m. (Mountain Standard Time) on the Effective Date or at such other place, date and time as the Parties shall agree (the “Closing Time”). Each Party shall deliver, at the closing of the Transaction, such customary certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably.

2.9 Preparation of Filings, etc.

(a)	Each Party shall furnish to the other Parties all information that may be required (i) under applicable Laws for inclusion in or filing with the Further Supplement or (ii) subject to any contractual confidentiality restrictions which the Party has been unable to obtain a waiver with respect thereto in order to implement the other actions described in Article 2. Each Party covenants with and represents and warrants to the other Parties that information to be furnished by it (to the best of its knowledge in the case of information concerning its securityholders and Affiliates) in connection with such Further Supplement, actions or otherwise in connection with the consummation of the Transaction will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or which is necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished. In particular, Teck shall provide Fording with the Teck Mine Financial Statements and, if required, the consent of its auditor in respect thereof for inclusion in the Further Supplement, and Sherritt and OTPP shall provide Fording with the Luscar New Financial Statements and the consents of the auditors in respect thereof for inclusion in the Further Supplement if Fording receives advice from its auditor and counsel that such financial statements and consent are required to be included in the Further Supplement.

(b)	Each Party shall promptly notify the others if, at any time before the Closing Time, it becomes aware that the Further Supplement, an application for an order or any other document described herein contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or further supplement to the Information Circular or such application or other document. In any such event, each Party shall co-operate in the preparation of any such supplement or amendment to the Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Securityholders and/or filed with the relevant Governmental Authorities.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fording — General

      Fording represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	Fording is a corporation incorporated and validly existing under the Laws of Canada and has the corporate power to own or lease its property, to carry on its business as now being conducted and enter into this Agreement; each material subsidiary of Fording, being for purposes hereof, each subsidiary whose total assets constitute more than 10% of the consolidated assets of Fording or whose total revenues constitute more than 10% of the consolidated revenues of Fording, in each case as determined by reference to the Fording Financial Statements (a “Fording Subsidiary”), is a

corporation incorporated and validly existing under the Laws of its jurisdiction of incorporation and such subsidiary has the corporate power to own or lease its property and to carry on its business as now being conducted by it;

(b)	Fording has all necessary corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder, subject to Shareholder approval, the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Fording;

(c)	this Agreement is a legal, valid and binding obligation of Fording, enforceable against Fording in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d)	the approval, execution and delivery of this Agreement by Fording, the performance by it of its obligations under such agreement and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	its certificate of incorporation, articles, by-laws or other charter documents;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Fording; or

(C)	subject to obtaining the consents required by the CP Arrangement Agreement, the Genesee Agreements, the CPR Agreement, the FX Acknowledgments and the documents disclosed as requiring consent in the Fording Disclosure Letter, any contract, license, permit or government grant to which Fording or any Fording Subsidiary is a party or by which it is bound or subject or is the beneficiary, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Fording;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of its assets or the assets of any Fording Subsidiary except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Fording; or

(iii)	restrict, hinder, impair or limit the ability of Fording or any Fording Subsidiary to carry on business in the manner in which it is currently being carried on, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on Fording;

(e)	Fording has prepared and filed all documents required to be filed by it with the Alberta Securities Commission in connection with its status as a “reporting issuer” under the Securities Act and other applicable Laws, and with those other jurisdictions where it is a reporting issuer or the equivalent as required to be filed by it in connection with such status (collectively the “Fording Disclosure Record”), and such documents, as of the date they were filed, complied in all material respects with applicable Laws and did not fail to state a material fact required to be stated in order to make the statements contained therein not misleading in light of the circumstances in which they were made. No Material Adverse Change has occurred in relation to Fording that is not disclosed in the Fording Disclosure Record and Fording has not filed any confidential material change reports as part of the Fording Disclosure Record that continue to be confidential;

(f)	except as has been disclosed in the Fording Disclosure Record, no Person has any agreement, option, right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement, including convertible securities, options, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of Fording or of any Fording Subsidiary except for individuals granted Options prior to December 4, 2002 under Fording’s stock option plans and by virtue of this Agreement;

(g)	the Fording Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Fording, on a consolidated basis, as at the date thereof and the revenues, earnings, and results of operations of Fording, on a consolidated basis, for the periods presented;

(h)	since December 31, 2001, and other than as disclosed in the Fording Disclosure Letter, the Fording Disclosure Record or the press release dated January 6, 2003 disclosed in the Westshore Disclosure Letter, there has not been any Material Adverse Change in the condition (financial or otherwise), assets, liabilities, operations, earnings or business of Fording, on a consolidated basis;

(i)	except as has been disclosed in the Fording Disclosure Letter, there is no suit, action or proceeding pending, or to the knowledge of Fording, threatened against Fording or any Fording Subsidiary that would materially impede Fording’s ability to complete the Transaction or that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Fording, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over Fording or any Fording Subsidiary outstanding against Fording or any Fording Subsidiary causing, or which in so far as can reasonably be foreseen, in the future would materially impede Fording’s ability to complete the Transaction or that would cause a Material Adverse Effect on Fording;

(j)	except as disclosed in the Fording Disclosure Letter, there is no environmental liability, nor factors likely to give rise to any environmental liability, affecting any of the properties of Fording or any Fording Subsidiary that individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Fording taken as a whole and neither Fording nor any Fording Subsidiary has violated or infringed any Environmental Law now in effect except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fording; except as disclosed in the Fording Disclosure Letter neither Fording nor any Fording Subsidiary has violated or infringed any then current Environmental Law as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Fording;

(k)	except as disclosed in the Fording Disclosure Letter, each of Fording and each Fording Subsidiary has good and marketable (and in the case of equipment valid as opposed to marketable) title, applying customary standards in the mining industry, to its operating properties, equipment and mineral reserves and resources (other than property as to which Fording or a Fording Subsidiary is a lessee, in which case it has a valid leasehold interest), except for such defects in title that individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Fording;

(l)	the reserves and resources of Fording, as set forth in the Fording Annual Information Form, were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such reserves and resources in documents filed with the Alberta Securities Commission, including without limitation, the provisions of National Instrument 43- 101;

(m)	each of Fording and each Fording Subsidiary has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Authorities that are required in order to permit it to carry on its business as presently conducted, except for such permits, licences, certificates, orders, filings, applications and registra-

tions, the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Fording;

(n)	each of Fording and each Fording Subsidiary has its assets insured against loss or damage as is appropriate to its business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages will be continued in full force and effect to and including the Effective Date, other than those insurance coverages in respect of which the failure to continue in full force and effect could not reasonably be expected to have a Material Adverse Effect on Fording;

(o)	each of Fording and each Fording Subsidiary has duly filed on a timely basis all material tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof, in each case, of a material nature, and adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; except as has been disclosed in the Fording Disclosure Letter, there are no material actions, suits, or claims asserted or assessed against Fording or any Fording Subsidiary in respect of taxes, governmental charges or assessments, nor any material matters under discussion with the CCRA or any Governmental Authority relating to taxes, governmental charges or assessments asserted by such Governmental Authority;

(p)	except as discussed in the Fording Disclosure Letter, the business of Fording and the business of each Fording Subsidiary is being and has been conducted in all material respects in compliance with all applicable Laws, regulations and ordinances of all Governmental Authorities having jurisdiction, except where the failure to comply has not been and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Fording; neither Fording nor any Fording Subsidiary has been notified by any Governmental Authority of any investigation with respect to it that is pending or threatened, nor has any Governmental Authority notified Fording or any such subsidiary of such Governmental Authority’s intention to commence or to conduct any investigation that would be reasonably likely to have a Material Adverse Effect on Fording;

(q)	other than as set forth in the Fording Disclosure Letter and other than as contemplated herein, neither Fording nor any of its Affiliates is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, other than such restrictive covenants which, individually or in the aggregate, directly or indirectly, have not had or could not reasonably be expected to have a Material Adverse Effect on Fording;

(r)	except as disclosed in the Fording Disclosure Letter, the Fording Contributed Assets are being and have been operated in all material respects in compliance with all applicable Laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply has not been and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Fording or the Fording Contributed Assets; Fording has not been notified by any Governmental Authority of any investigation relating to the Fording Contributed Assets that is pending or threatened, nor has any Governmental Authority notified Fording of such Governmental Authority’s intention to commence or to conduct any investigation relating to the Fording Contributed Assets;

(s)	except as set out in the Fording Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Fording:

(i)	the Fording Benefit Plans comply in all respects with all applicable Laws and such plans have been administered in compliance with applicable Laws and their terms;

(ii)	none of the Fording Benefit Plans, other than plans which provide only monetary retirement payments in accordance with the terms of such plans, provides benefits beyond retirement or other termination of service to Fording employees or former Fording employees or to the beneficiaries or dependants of such employees;

(iii)	all benefits accrued under the Fording Benefit Plans have been properly accrued on the Fording Financial Statements in accordance with generally accepted accounting principles; and

(iv)	no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Fording Benefit Plan being ordered, or required to be, terminated or wound-up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material taxes, penalties, payments or levies under applicable Laws;

(t)	except as disclosed in the Fording Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Fording, to the knowledge of Fording there are in respect of any of Fording’s employees who will be made available to the Partnership on an agency basis:

(i)	no legal proceedings involving governmental tribunals;

(ii)	no collective agreements currently under negotiation; and

(iii)	no labour disputes, grievances, strikes or lockouts, pending or threatened;

(u)	the assets set forth under the heading “Assets Conveyed” in Schedule 2.3(e) are all the assets comprising the Fording Contributed Assets; and

(v)	except as set out in the Fording Disclosure Letter, Fording is up to date in respect of all of its reclamation bonding requirements in all material respects.

3.2 Representations and Warranties of Fording — Prairie Operations

      Fording represents and warrants to and in favour of OTPP and Sherritt as follows and acknowledges that OTPP and Sherritt are relying upon same in connection with the transactions contemplated herein:

(a)	except as disclosed in the Fording Disclosure Letter, there is no environmental liability, nor factors likely to give rise to any environmental liability, affecting the Prairie Operations of Fording that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Prairie Operations, and neither Fording nor any Fording Subsidiary has violated or infringed, in respect of the Prairie Operations, any Environmental Law now in effect except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Prairie Operations; except as disclosed in the Fording Disclosure Letter, neither Fording nor any Fording Subsidiary has violated or infringed, in respect of the Prairie Operations, any then current Environmental Law as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have, a Material Adverse Effect on the Prairie Operations;

(b)	except as disclosed in the Fording Disclosure Letter, each of Fording and each Fording Subsidiary has good and marketable (and in the case of equipment valid as opposed to marketable) title, applying customary standards in the mining industry, to its operating properties and equipment and mineral reserves and resources included in the Prairie Operations (other than property as to which Fording or a Fording Subsidiary is a lessee, in which case it has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Prairie Operations;

(c)	the reserves and resources of Fording included in the Prairie Operations as set forth in the Fording Annual Information Form were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such reserves and resources in documents filed with the Alberta Securities Commission, including without limitation, the provisions of National Instrument 43-101;

(d)	each of Fording and each Fording Subsidiary has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Authorities that are required in order to permit it to carry on its business as presently conducted with respect to its Prairie Operations, except for such permits, licences, certificates, orders, filings, applications and registrations, the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on the Prairie Operations;

(e)	each of Fording and each Fording subsidiary has its assets included in the Prairie Operations insured against loss or damage as is appropriate to its business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages will be continued in full force and effect to and including the Effective Date, other than those insurance coverages in respect of which the failure to continue in full force and effect could not reasonably be expected to have a Material Adverse Effect on the Prairie Operations;

(f)	except as has been disclosed in the Fording Disclosure Letter, there is no suit, action or proceeding pending, or to the knowledge of Fording, threatened against Fording or any Subsidiary of Fording that would impede Fording’s ability to complete the Transaction or that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Prairie Operations, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over Fording or any Subsidiary outstanding against Fording or any subsidiary causing, or which in so far as can reasonably be foreseen, in the future would materially impede Fording’s ability to complete the Transaction or that would cause, a Material Adverse Effect on Fording or the Prairie Operations;

(g)	with respect to its Prairie Operations, other than as set forth in the Fording Disclosure Letter and other than as contemplated herein, neither Fording nor any of its Affiliates is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, other than such restrictive covenants which, individually or in the aggregate, directly or indirectly, have not had or could not reasonably be expected to have a Material Adverse Effect on the Prairie Operations;

(h)	except as disclosed in the Fording Disclosure Letter, the Prairie Operations are being and have been operated in all material respects in compliance with all applicable Laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply has not been and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Prairie Operations; Fording has not been notified by any Governmental Authority of any investigation relating to the Prairie Operations that is pending or threatened, nor has any Governmental Authority notified Fording of such Governmental Authority’s intention to commence or to conduct any investigation relating to the Prairie Operations;

(i)	except as set out in the Fording Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Prairie Operations in so far as they apply to the Prairie Operations:

(i)	the Fording Prairie Benefit Plans comply in all respects with all applicable Laws and such plans have been administered in compliance with applicable Laws and their terms;

(ii)	none of the Fording Prairie Benefit Plans, other than plans which provide only monetary retirement payments in accordance with the terms of such plans, provides benefits beyond retirement or other termination of service to Fording employees or former Fording employees or to the beneficiaries or dependants of such employees;

(iii)	all benefits accrued under the Fording Prairie Benefit Plans have been properly accrued on the Fording Financial Statements in accordance with generally accepted accounting principles;

(iv)	no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Fording Prairie Benefit Plan being ordered, or required to be, terminated or wound-up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material taxes, penalties, payments or levies under applicable Laws; and

(v)	all of the Fording Prairie Benefit Plans are either (A) fully insured or (B) fully funded in accordance with applicable Laws on a going concern solvency basis and winding-up solvency basis;

(j)	except as disclosed in the Fording Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Prairie Operations, to the knowledge of Fording there are in respect of any of Fording’s employees employed in connection with the Prairie Operations:

(i)	no legal proceedings involving governmental tribunals;

(ii)	no collective agreements currently under negotiation; and

(iii)	no labour disputes, grievances, strikes or lockouts, pending or threatened;

(k)	the assets set forth under the heading “Purchased Assets” in Schedule 2.3(c) are all the assets comprising Fording’s Prairie Operations; and

(l)	since December 31, 2001, and other than as disclosed in the Fording Disclosure Letter or the Fording Disclosure Record, there has not been any Material Adverse Change in the condition (financial or otherwise), assets, liabilities, operations, earnings on business of the Prairie Operations, on a consolidated basis.

3.3 Representations and Warranties of Teck

      Teck represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	Teck is a corporation incorporated and validly existing under the Laws of Canada and has the corporate power to own or lease its property, to carry on its business as now being conducted;

(b)	Teck has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Teck; without limiting the generality of the foregoing, Teck has the necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder on a basis which does not require Teck to seek the prior approval of its shareholders;

(c)	this Agreement is a legal, valid and binding obligation of Teck, enforceable against Teck in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d)	the approval, execution and delivery of this Agreement by Teck, the performance by it of its obligations under such agreement and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	its certificate of incorporation, articles, by-laws or other charter documents;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Teck Contributed Assets; or

(C)	any contract, license, permit or government grant to which Teck is a party or by which it is bound or subject or is the beneficiary, except as disclosed in the Teck Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Teck Contributed Assets;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of its assets except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Teck Contributed Assets; or

(iii)	restrict, hinder, impair or limit the ability of any Teck Contributed Assets to be operated in the manner in which they are currently being operated, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Teck Contributed Assets;

(e)	the Teck Mine Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Teck Contributed Assets as at the date thereof and the revenues, earnings, and results of operations of the Teck Contributed Assets for the periods presented;

(f)	no Material Adverse Change has occurred in relation to the Teck Contributed Assets that is not disclosed in documents required to be filed by Teck with the British Columbia Securities Commission in connection with its status as a “reporting issuer” under the British Columbia Securities Act and other applicable Laws, and with those other jurisdictions where it is a reporting issuer or the equivalent as required to be filed by it in connection with such status (collectively the “Teck Disclosure Record”), and Teck has, in respect of all disclosure relating to the Teck Contributed Assets, complied in all material respects with applicable Laws and has not failed to state a material fact required to be stated in order to make the statements contained therein not misleading in light of the circumstances in which they were made. Teck has not filed any confidential material change reports relating in any way to the Teck Contributed Assets as part of the Teck Disclosure Record that continue to be confidential;

(g)	since December 31, 2001 and other than as disclosed in the Teck Disclosure Letter or the Teck Disclosure Record, there has not been any Material Adverse Change in the condition (financial or otherwise), assets, liabilities, operations, earnings or business of Teck or the Teck Contributed Assets;

(h)	there is no suit, action or proceeding pending, or to the knowledge of Teck, threatened against Teck or any subsidiary of Teck that would impede Teck’s ability to complete the Transaction or that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Teck Contributed Assets, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over Teck or any subsidiary outstanding against Teck or any subsidiary causing, or which in so far as can reasonably be foreseen, in the future would materially impede Teck’s ability to complete the Transaction or that would cause a Material Adverse Effect on Teck or the Teck Contributed Assets;

(i)	except as disclosed in the Teck Disclosure Letter, there is no environmental liability, nor factors likely to give rise to any environmental liability, affecting the Teck Contributed Assets that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets, and the operation of the Teck Contributed Assets by Teck has not violated or infringed any Environmental Law now in effect except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets; the operation of the Teck Contributed Assets by Teck has not violated or infringed any then current Environmental Law as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets;

(j)	except as disclosed in the Teck Disclosure Letter, Teck has good and marketable (and in the case of equipment valid as opposed to marketable) title to the Teck Contributed Assets, applying customary standards in the mining industry, including its operating properties, equipment and mineral reserves and resources (other than leasehold property as to which Elkview is a lessee, in respect of which Elkview has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets; other than the Bullmoose assets, which are owned in a joint venture, Teck is exclusively entitled to possess and dispose of the Teck Contributed Assets;

(k)	the reserves and resources of the Teck Contributed Assets as set forth in the Teck Annual Information Form were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such reserves and resources in documents filed with the British Columbia Securities Commission, including without limitation, the provisions of National Instrument 43-101;

(l)	except as disclosed in the Teck Disclosure Letter, Teck has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Authorities that are required in order to permit it to carry on its business in respect of the Teck Contributed Assets as presently conducted, except for such permits, licences, certificates, orders, filings, applications and registrations, the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets;

(m)	each of Teck and each subsidiary of Teck has duly filed on a timely basis all material tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof, in each case, of a material nature, and adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no material actions, suits, or claims asserted or assessed against Teck or any subsidiary of Teck in respect of taxes, governmental charges or assessments, nor any material matters under discussion with the CCRA or any Governmental Authority relating to taxes, governmental charges or assessments asserted by such Governmental Authority except as would not, individually or in the aggregate, reasonably be expected to impede Teck’s ability to consummate the Transaction or to create a lien or encumbrance on the Teck Contributed Assets;

(n)	the Teck Contributed Assets are being and have been operated in all material respects in compliance with all applicable Laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply has not been and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Teck or the Teck Contributed Assets; Teck has not been notified by any Governmental Authority of any investigation relating to the Teck Contributed Assets that is pending or threatened, nor has any Governmental Authority notified Teck of such Governmental Authority’s intention to commence or to conduct any investigation relating to the Teck Contributed Assets;

(o)	except as set out in the Teck Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Teck or the Teck Contributed Assets:

(i)	the Teck Mine Benefit Plans comply in all respects with all applicable Laws and such plans have been administered in compliance with applicable Laws and their terms;

(ii)	none of the Teck Mine Benefit Plans, other than plans which provide only monetary retirement payments in accordance with the terms of such plans, provides benefits beyond retirement or other termination of service to Teck Mine Employees or former Teck Mine Employees or to the beneficiaries or dependants of such employees;

(iii)	all benefits accrued under the Teck Mine Benefit Plans have been properly accrued on the Teck Mine Financial Statements in accordance with generally accepted accounting principles; and

(iv)	no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Teck Mine Benefit Plan being ordered, or required to be, terminated or wound-up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material taxes, penalties, payments or levies under applicable Laws;

(p)	with respect to Teck Mine Employees:

(i)	the Teck Disclosure Letter sets forth as of December 3, 2002 a list of all Teck Mine Employees, together with the titles and material terms of employment, including service date, current wages, salaries or hourly rate of pay of, and bonus (whether monetary or otherwise) paid or payable to each such Teck Mine Employee and the date upon which such wage, salary, rate or bonus became effective, and there has been no material change in respect of such matters;

(ii)	the Teck Disclosure Letter sets forth a complete list of all collective agreements to which any of the Teck Mine Employees are subject;

(iii)	except as set forth at item (ii) above and except for those written or oral employment contracts with salaried Teck Mine Employees identified in the Teck Disclosure Letter, there are no written or oral contracts of employment entered into with any employees that will be binding upon the Partnership upon completion of the Transaction and that are not terminable on the giving of reasonable notice in accordance with applicable Laws;

(iv)	except for the Teck Mine Benefits Plans, there are no pension or benefit plans covering the Teck Mine Employees and no employment policies or plans, including policies or plans regarding incentive compensation, stock options, severance pay or terms or conditions upon which Teck Mine Employees may be terminated, which will be binding upon the Partnership or FCL following completion of the Transaction;

(v)	the amount of salaries, bonuses, and other remuneration including vacation pay and unpaid earned wages of the Teck Mine Employees as of the Effective Date will have been paid in full, and there is not currently and will not at the Effective Time be any outstanding assessment, order, certificate, lien or judgment under any employment standards, health and safety or other employment legislation;

(vi)	the records maintained by Teck and which will be delivered to Fording at the Closing Time relating to the Teck Mine Employees accurately set out all banked vacation entitlement, regular and supplementary vacation pay, banked and deferred overtime compensation, time-off entitlement, accumulated time-off entitlement, severance and retirement benefits and any other emoluments or benefits due or accruing; and

(vii)	except for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Teck Contributed Assets, to the knowledge of Teck, there are in respect of the Teck Mine Employees:

(A)	no legal proceedings involving governmental tribunals;

(B)	no collective agreements currently under negotiation; and

(C)	no labour disputes, grievances, strikes or lockouts, pending or threatened;

(q)	Teck has available to it sufficient cash resources or committed credit facilities in order to allow it to complete its obligations hereunder;

(r)	except as herein contemplated, Teck has not entered into any agreement or understanding with any Person regarding the manner in which it will exercise the rights to any Units of the Fund which it will hold;

(s)	other than as contemplated herein, neither Teck nor any of its Affiliates is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business other than such restrictive covenants which, individually or in the aggregate, directly or indirectly, have not had or could not reasonably be expected to have a Material Adverse Effect on the Teck Contributed Assets;

(t)	the Teck Contributed Assets are insured against loss or damage as is appropriate to such assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages will be continued in full force and effect to and including the Effective Date, other than those insurance coverages in respect of which the failure to continue in full force and effect could not reasonably be expected to have a Material Adverse Effect on the Teck Contributed Assets;

(u)	the Teck Contributed Assets (other than those owned by Quintette Coal Partnership and Teck-Bullmoose Coal Inc.) comprise all assets used by Teck to carry on the business conducted by Teck at the Elkview Mine; and

(v)	except as set out in the Teck Disclosure Letter, Teck is up to date in all of its reclamation bonding in all material respects.

3.4 Representations and Warranties of Westshore

      Westshore represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	Westshore is a trust validly existing under the Laws of British Columbia and has the power to own or lease its property, to carry on its business as now being conducted;

(b)	Westshore has all necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action on the part of Westshore; without limiting the generality of the foregoing, Westshore has the necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder, on a basis which does not require Westshore to seek the prior approval of its securityholders;

(c)	this Agreement is a legal, valid and binding obligation of Westshore, enforceable against Westshore in accordance with its terms subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d)	the approval, execution and delivery of this Agreement by Westshore, the performance by it of its obligations under such agreement and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	its declaration of trust or other charter documents;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(C)	any contract, license, permit or government grant to which Westshore is party or by which it is bound or subject or is the beneficiary, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of its assets except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(iii)	restrict, hinder, impair or limit the ability of Westshore to carry on business as and where it is now being carried on, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(e)	except as disclosed in the Westshore Disclosure Letter, there is no suit, action or proceeding pending, or to the knowledge of Westshore, threatened against Westshore that would materially impede Westshore’s ability to complete the Transaction, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over Westshore outstanding against Westshore causing, or which in so far as can reasonably be foreseen, in the future would materially impede Westshore’s ability to complete the Transaction;

(f)	Westshore has available to it sufficient cash resources or committed credit facilities in order to allow it to complete its obligations hereunder; and

(g)	except as contemplated herein, Westshore has not entered into any agreement or understanding with any Person regarding the manner in which it will exercise the rights to any Units of the Fund which it will hold.

3.5 Representations and Warranties of OTPP

      OTPP represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	OTPP is a non-share capital corporation validly existing under the Laws of Ontario and has the power to own or lease its property, and to carry on its business as now being conducted;

(b)	OTPP has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of OTPP; without limiting the generality of the foregoing, OTPP has the necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder on a basis which does not require OTPP to seek the prior approval of its members;

(c)	this Agreement is a legal, valid and binding obligation of OTPP, enforceable against OTPP in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d)	the approval, execution and delivery of this Agreement by OTPP, the performance by it of its obligations under such agreement and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of or require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	its certificate of incorporation, articles, by-laws or other charter documents;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(C)	any contract, license, permit or government grant to which OTPP is party or by which it is bound or subject or is the beneficiary, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of its assets except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(iii)	restrict, hinder, impair or limit the ability of OTPP to carry on business as and where it is now being carried on, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(e)	there is no suit, action or proceeding pending, or to the knowledge of OTPP, threatened against OTPP that would materially impede OTPP’s ability to complete the Transaction, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over OTPP outstanding against OTPP causing, or which in so far as can reasonably be foreseen, in the future would materially impede OTPP’s ability to complete the Transaction;

(f)	OTPP has available to it sufficient cash resources or committed credit facilities in order to allow it to complete its obligations hereunder; and

(g)	except as contemplated herein, OTPP has not entered into any agreement or understanding with any Person regarding the manner in which it will exercise the rights to any Units of the Fund which it will hold.

3.6 Representations and Warranties of Sherritt

      Sherritt represents and warrants to and in favour of the other Parties as follows and acknowledges that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	Sherritt is a corporation validly existing under the Laws of New Brunswick and has the power to own or lease its property, to carry on its business as now being conducted;

(b)	Sherritt has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Sherritt; without limiting the generality of the foregoing, Sherritt has the necessary power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder on a basis which does not require Sherritt to seek the prior approval of its securityholders;

(c)	this Agreement is a legal, valid and binding obligation of Sherritt, enforceable against Sherritt in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by

Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

(d)	the approval, execution and delivery of this Agreement by Sherritt, the performance by it of its obligations under such agreement and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of or require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	its certificate of incorporation, articles, by-laws or other charter documents;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(C)	any contract, license, permit, government grant to which Sherritt is party or by which it is bound or subject or is the beneficiary, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of its assets except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction; or

(iii)	restrict, hinder, impair or limit the ability of Sherritt to carry on business as and where it is now being carried on, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction;

(e)	there is no suit, action or proceeding pending, or to the knowledge of Sherritt, threatened against Sherritt that would materially impede Sherritt’s ability to complete the Transaction, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over Sherritt outstanding against Sherritt causing, or which in so far as can reasonably be foreseen, in the future would materially impede Sherritt’s ability to complete the Transaction;

(f)	Sherritt has available to it sufficient cash resources or committed credit facilities in order to allow it to complete its obligations hereunder; and

(g)	except as contemplated herein, Sherritt has not entered into any agreement or understanding with any Person regarding the manner in which it will exercise the rights to any Units of the Fund which it will hold.

3.7	Representations and Warranties of OTPP and Sherritt Regarding Luscar Contributed Assets

      OTPP and Sherritt, jointly and severally, represent and warrant to and in favour of the other Parties as follows and acknowledge that the other Parties are relying upon same in connection with the transactions contemplated herein:

(a)	each entity that is controlled by Sherritt and OTPP which is a seller of the Luscar Contributed Assets and each entity which owns or has an interest in any part of the Luscar Contributed Assets (the “Luscar Entities”) is duly incorporated or created, as applicable, organized and validly existing under the Laws of the jurisdiction in which it is organized and each such entity has the power to own or lease its property, to carry on its business as now being conducted, to effect the terms of this Agreement and to perform its obligations hereunder;

(b)	the approval, execution and delivery of this Agreement by each of OTPP and Sherritt, the performance by them of their obligations hereunder and the completion of the Transaction will not:

(i)	result (with or without notice or the passage of time) in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A)	the constating documents of the Luscar Entities or the Luscar/ CONSOL Joint Ventures;

(B)	any Laws (subject to obtaining the Regulatory Approvals), except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Luscar Contributed Assets; or

(C)	any contract, license, permit, government grant to which a Luscar Entity or the Luscar/ CONSOL Joint Ventures is a party or by which it is bound or subject or is the beneficiary, except as disclosed in the Luscar Disclosure Letter, as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Luscar Contributed Assets;

(ii)	result in the imposition of any encumbrance, charge or lien upon any of the Luscar Contributed Assets, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Luscar Contributed Assets; or

(iii)	restrict, hinder, impair or limit the ability of any Luscar Contributed Assets to be operated in the manner in which they are currently being operated, except as would not, individually or in the aggregate, reasonably be expected to prevent or delay the Transaction or have a Material Adverse Effect on the Luscar Contributed Assets;

(c)	the Luscar Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the business disclosed therein which includes the Luscar Contributed Assets, on a consolidated basis, as at the date thereof and the revenues, earnings, and results of operations of the business disclosed therein, which includes Luscar’s share of the Luscar Contributed Assets, for the periods presented; the Luscar New Financial Statements will be prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods, will present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Luscar Contributed Assets, on a combined basis, as at the date thereof, and the revenues, earnings and results of operations of the Luscar Contributed Assets for the periods presented;

(d)	no Material Adverse Change has occurred in relation to the Luscar Contributed Assets that is not disclosed in documents filed by SCAI or required to be filed by any Luscar Entity or Sherritt with any securities regulatory authorities in connection with its status as a “reporting issuer” under applicable Laws, including U.S. securities laws, and with those other jurisdictions where any Luscar Entity or Sherritt is a reporting issuer or the equivalent as required to be filed by it in connection with such status (collectively the “Luscar Disclosure Record”), and OTPP, Sherritt and Luscar have, in respect of all disclosure relating to the Luscar Contributed Assets and OTPP and Sherritt in respect of the SCAI Offer in so far as it refers to the Luscar Contributed Assets, complied in all material respects with applicable Laws and has not failed to state a material fact required to be stated in order to make the statements contained therein not misleading in light of the circumstances in which they were made. Sherritt and Luscar have not filed any confidential material change reports relating in any way to the Luscar Contributed Assets as part of the Luscar Disclosure Record that continue to be confidential;

(e)	since December 31, 2001 and other than as disclosed in the Luscar Disclosure Letter, there has not been any Material Adverse Change in the condition (financial or otherwise), assets, liabilities,

operations, earnings or business of the Luscar/ CONSOL Joint Ventures, the Luscar Entities or the Luscar Contributed Assets as a whole;

(f)	except as has been disclosed in the Luscar Disclosure Letter, there is no suit, action or proceeding pending, or to the knowledge of OTPP or Sherritt, threatened against OTPP, Sherritt, the Luscar/ CONSOL Joint Ventures and any Luscar Entity that would impede OTPP, Sherritt and any Luscar Entity’s ability to complete the Transaction or that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets, and there is no judgment, decree, injunction, rule or order of any Governmental Authority with jurisdiction over any of OTPP, Sherritt, the Luscar/ CONSOL Joint Ventures and any Luscar Entity outstanding against any of OTPP, Sherritt, the Luscar/ CONSOL Joint Ventures and any Luscar Entity causing, or which in so far as can reasonably be foreseen, in the future would materially impede the completion of the Transaction or that would cause, a Material Adverse Effect on the Luscar Contributed Assets;

(g)	except as disclosed in the Luscar Disclosure Letter, there is no environmental liability, nor factors likely to give rise to any environmental liability, affecting the Luscar Contributed Assets that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets, and the operation of the Luscar Contributed Assets by the Luscar/ CONSOL Joint Ventures has not violated or infringed any Environmental Law now in effect except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets; the operation of the Luscar Contributed Assets by the Luscar/ CONSOL Joint Ventures has not violated or infringed any then current Environmental Law as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets;

(h)	except as disclosed in the Luscar Disclosure Letter, the Luscar/ CONSOL Joint Ventures and/or the Luscar Entities, as applicable, have good and marketable (and in the case of equipment valid as opposed to marketable) title to the Luscar Contributed Assets, applying customary standards in the mining industry, including its operating properties, equipment and mineral reserves and resources (other than leasehold property as to which such entity is a lessee, in respect of which Luscar (or an Affiliate) has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets; OTPP and Sherritt are entitled to dispose of their share of the Luscar Contributed Assets under the Agreement, either in their own right or through their Affiliates;

(i)	the reserves and resources relating to the Luscar Contributed Assets as set forth in the Sherritt Annual Information Form were prepared in accordance with accepted engineering practices and were, at such date, in compliance in all material respects with the requirements applicable to the presentation of such reserves and resources in documents filed with the Ontario Securities Commission, including without limitation, the provisions of National Instrument 43-101;

(j)	except as disclosed in the Luscar Disclosure Letter, each of the Luscar/ CONSOL Joint Ventures and the Luscar Entities has all permits, licences, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, applicable Governmental Authorities that are required in order to permit each to carry on its business in respect of the Luscar Contributed Assets as presently conducted, except for such permits, licences, certificates, orders, filings, applications and registrations, the failure to have or make, individually or in the aggregate, have not had and could not reasonably be expected to have, a Material Adverse Effect on the Luscar Contributed Assets;

(k)	each of the Luscar/ CONSOL Joint Ventures and the Luscar Entities has duly filed on a timely basis all material tax returns required to be filed by each of them and has paid all taxes which are due and payable and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof, in each case, of a material nature, and adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no material actions, suits, or claims asserted or assessed against any Luscar Entity or any of their respective subsidiaries in respect of taxes, governmental charges or assessments, nor any material matters under discussion with the CCRA or any Governmental Authority relating to taxes, governmental charges or assessments asserted by such Governmental Authority except as would not, individually or in the aggregate, reasonably be expected to impede OTPP’s and Sherritt’s ability to consummate the Transaction or to create a lien or encumbrance on any Luscar Entity’s (other than a selling entity) interest in the Luscar Contributed Assets;

(l)	unless otherwise agreed by Fording, Luscar and CONSOL, the allocation of purchase price with respect the Luscar Contributed Assets will result in the creation of $150,754,000 of Canadian development expenses, as defined for purposes of the Income Tax Act (Canada) (the “Tax Act”), and $71,446,000 of undepreciated capital cost as defined in the Tax Act, of assets described in class 41 of Schedule II to the Regulations to the Tax Act;

(m)	the Luscar Contributed Assets are being and have been operated in all material respects in compliance with all applicable Laws, regulations and ordinances of all authorities having jurisdiction, except where the failure to comply has not been and would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on any Luscar Entity or the Luscar Contributed Assets; OTPP, Sherritt or any Luscar Entity have not been notified by any Governmental Authority of any investigation relating to the Luscar Contributed Assets that is pending or threatened, nor has any Governmental Authority notified OTPP, Sherritt or any Luscar Entity of such Governmental Authority’s intention to commence or to conduct any investigation relating to the Luscar Contributed Assets;

(n)	except as set out in the Luscar Disclosure Letter or for exceptions that could not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on the Luscar Contributed Assets:

(i)	the Luscar Benefit Plans comply in all respects with all applicable Laws and such plans have been administered in compliance with applicable Laws and their terms;

(ii)	none of the Luscar Benefit Plans, other than plans which provide only monetary retirement payments in accordance with the terms of such plans, provides benefits beyond retirement or other termination of service to Luscar Employees or former Luscar Employees or to the beneficiaries or dependants of such employees;

(iii)	all benefits accrued under the Luscar Benefit Plans have been properly accrued on the Luscar Financial Statements in accordance with generally accepted accounting principles;

(iv)	no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Luscar Benefit Plan being ordered, or required to be, terminated or wound-up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any material taxes, penalties, payments or levies under applicable Laws; and

(v)	all of the Luscar Benefit Plans are either (A) fully insured or (B) fully funded in accordance with applicable Laws on a going concern solvency basis and winding-up solvency basis;

(o)	with respect to Luscar Employees except for exceptions that could not, individually or in the aggregate, be expected to have a Material Adverse Effect on the Luscar Contributed Assets, to the knowledge of each of OTPP, Sherritt and Luscar there are in respect of the Luscar Employees:

(i)	no legal proceedings involving governmental tribunals;

(ii)	no collective agreements currently under negotiation; and

(iii)	no labour disputes, grievances, strikes or lockouts, pending or threatened;

(p)	other than as contemplated herein, no Luscar Entity is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business other than such restrictive covenants which, individually or in the aggregate, directly or indirectly, have not had or could not reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets;

(q)	the Luscar Contributed Assets comprise all assets necessary to carry on the metallurgical coal business carried on by the Luscar/ CONSOL Joint Ventures;

(r)	OTPP and Sherritt have no reason to believe that the conditions precedent to the completion of the transactions contemplated by the Luscar Contribution Term Sheet will not be satisfied; and

(s)	except as set out in the Luscar Disclosure Letter, the Luscar Entities are up to date in respect of all of their reclamation bonding requirements in all material respects.

3.8 Nature and Survival

(a)	Subject to Sections 3.8(b), 3.8(c) and 3.8(d), all representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the consummation of the Transaction.

(b)	Representations and warranties concerning tax matters contained in this Agreement shall survive for a period of 90 days after the relevant authorities shall no longer be entitled to assess liability for tax against the representing Party for any particular taxation year ended on or prior to the Effective Date, having regard, without limitation, to any waivers given by the Party in respect of any taxation year.

(c)	The representations and warranties set forth at Sections 3.1(k), 3.2(b), 3.3(j) and 3.7(h) of this Agreement shall survive for a period of ten years following the Effective Date.

(d)	All other representations and warranties shall only survive for a period of two years following the Effective Date; however any claim which is based on intentional misrepresentation or fraud may be brought at any time.

      If no claim shall have been made under this Agreement against a Party for any incorrectness in or breach of any representation or warranty made in this Agreement prior to the expiry of the survival periods set forth above, such Party shall have no further liability under this Agreement with respect to such representations or warranties.

ARTICLE 4

COVENANTS

4.1 Covenants of Fording

      Except to the extent that the Board of Directors has withdrawn, modified or qualified its recommendation to Securityholders with respect to the Transaction, Fording will and will cause its subsidiaries to perform all obligations required, necessary or desirable to be performed by Fording or any of its subsidiaries under this Agreement, co-operate with the other Parties in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transaction, and without limiting the generality of the foregoing, Fording shall and where necessary and appropriate shall cause its subsidiaries to:

(a)	use commercially reasonable efforts to obtain the requisite approvals of the Securityholders to the Amended Arrangement in accordance with the terms of this Agreement;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Fording or any of its subsidiaries and, in doing so, to keep the other Parties informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing the other Parties with copies of all related applications and notifications (in draft form, except that commercially confidential information of Fording may be expurgated in the other Parties’ copies) in order for such Party to provide its reasonable comments and providing the other Parties with copies of all material correspondence;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from Fording or any of its subsidiaries relating to the Amended Arrangement;

(d)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Fording or a subsidiary in connection with the Amended Arrangement from other parties to any loan agreements, material leases or other material contracts or hold such agreements, leases or contracts in trust pending receipt of such waiver, consent or approval;

(e)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Fording or its subsidiaries with respect to the transactions contemplated by this Agreement;

(f)	not take any action, refrain from taking any action or permit any action to be taken or not taken, inconsistent with this Agreement and which would reasonably be expected to significantly impede the consummation of the Amended Arrangement;

(g)	except as provided for in the Amended Plan, not make any distribution by way of dividend, distribution of property or assets, return of capital or otherwise to or for the benefit of Shareholders, except in each case, in the ordinary and usual course consistent with past practice;

(h)	continue to carry on business in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization and its relationship with those having business dealings with it to the end that its goodwill and business shall not be impaired in a manner that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Fording;

(i)	execute and deliver for the benefit of RBC certificates of senior officers of Fording confirming such matters as RBC may reasonably request in order to enable it to issue and deliver the RBC Fairness Opinion; and

(j)	allow representatives of the Parties to attend the Fording Meeting.

4.2 Covenants of Other Parties

      Each of the Parties, other than Fording, hereby covenants and agrees to perform or cause their respective Affiliates to perform all obligations required or desirable to be performed by it or them under this Agreement, to co-operate with Fording in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, and, without limiting the generality of the foregoing, each such Party shall and where necessary and applicable shall cause its Affiliates to:

(a)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to it or its Affiliates and, in doing so, to keep Fording informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Fording with copies of all related applications and notifications, in draft form (except that commercially confidential information of such Party may be expurgated in Fording’s copy) in order for Fording to provide its reasonable comments and providing Fording with copies of all material correspondence;

(b)	effect all necessary registrations, filings and submissions of information required by Governmental Authorities from such Party or their respective Affiliates relating to the Transaction;

(c)	vote the Common Shares held by them, and cause their Affiliates and, to the extent possible, all of their respective directors and officers to vote the Common Shares held by them, in favour of the Resolutions at the Fording Meeting;

(d)	use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by it or a subsidiary or associate in connection with the Amended Arrangement from other parties to any loan agreements, material leases or other material contracts;

(e)	subject to applicable Law, not take any action to alter or amend any rights to indemnification or exculpation existing in favour of directors or officers of Fording or Fording Subsidiaries or otherwise diminish directors or officers liability insurance currently maintained by Fording in a manner that could be prejudicial to such Persons for a period of six years from the Effective Date;

(f)	not take any action, refrain from taking any action or permit any action to be taken or not taken, inconsistent with this Agreement and which would reasonably be expected to significantly impede the consummation of the Amended Arrangement;

(g)	until the third anniversary of the Effective Date, not take any action to alter or amend any Fording compensation arrangement other than as contemplated in the Information Circular, without substituting therefore compensation arrangements that are, in the opinion of the continuing directors, no less favourable, in the aggregate, than those arrangements currently in existence; and

(h)	cause Fording to honour all contractual severance arrangements disclosed in the Fording Disclosure Record or Fording Disclosure Letter.

4.3 Ordinary Course Covenants

(a)	Subject to the effects of the wind storm damage at Westshore’s coal terminal at Roberts Bank, British Columbia, as described in Westshore’s press release dated January 6, 2003, Teck covenants and agrees to continue to carry on its metallurgical coal business in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization and its relationship with those having business dealings with it, to the end that its goodwill and business shall not be impaired in a manner that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Teck Contributed Assets.

(b)	Subject to the effects of the wind storm damage at Westshore’s coal terminal at Roberts Bank, British Columbia, as described in Westshore’s press release dated January 6, 2003, OTPP and Sherritt, jointly and severally, covenant and agree to cause the Luscar/ CONSOL Joint Ventures and Luscar Entities to continue to carry on and cause the Luscar Contributed Assets business to be carried on in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact its present business organization and its relationship with those having business dealings with it, to the end that its goodwill and business shall not be impaired in a manner that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Luscar Contributed Assets.

4.4 Fording Covenants Regarding Non-Solicitation

(a)	Fording shall cease, and shall cause the officers, directors, employees, representatives and agents of Fording and its subsidiaries to cease, all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, and request and enforce the return or destruction of all confidential information provided in connection therewith.

(b)	Subject to Section 4.4(e), Fording shall not, directly or indirectly, through any officer or director of Fording, or any of its subsidiaries, (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal.

(c)	Notwithstanding Section 4.4(b) and any other provision of this Agreement, nothing shall prevent the Board of Directors from (i) complying with Fording’s disclosure obligations under applicable Laws with regard to an Acquisition Proposal, (ii) taking any other action to the extent ordered or otherwise mandated by any court of competent jurisdiction, (iii) considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.4(e), or (iv) withdrawing, modifying or qualifying (or publicly proposing to withdraw, modify or qualify), in any manner adverse to the other Parties, the approval or recommendation of the Amended Arrangement by the Board of Directors if and only to the extent that, in any such case referred to in clause (iii) or this clause (iv), (A) the Fording Meeting shall not have occurred, (B) Fording has complied with this Section 4.4 and (C) the Board of Directors concludes in good faith in the case of clauses (iii) and (iv), after consultation with its outside legal and financial advisors, (x) that any required financing of such Acquisition Proposal is reasonably likely to be obtained; (y) in the case of clause (iii) that, after taking the steps contemplated in clause (iii), it is reasonably likely that the Board of Directors could determine that such Acquisition Proposal is a Superior Proposal; and (z) in the case of clause (iv) that the Acquisition Proposal constitutes a Superior Proposal.

(d)	Fording shall forthwith notify the other Parties of any Acquisition Proposal and any inquiry of which a director or a senior officer of Fording or Fording’s financial advisor is made aware that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Fording or any Fording Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of Fording or any Fording Subsidiary by any Person. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making the first mentioned proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as the other Parties may reasonably request. Fording shall keep the other Parties informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry in a timely manner, on at least a next day basis.

(e)	If Fording receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Fording is permitted, subject to and as contemplated under Section 4.4(c), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement containing employee non-solicitation and standstill provisions substantially similar to those contained in the Confidentiality Agreements, provide such Person with access to information regarding Fording; provided, however, that the Person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making an Acquisition Proposal for consideration for each Common Share that is equal to or superior to that contained in such Acquisition Proposal at the time of entry into such confidentiality agreement in accordance with this Agreement, and provided further that Fording sends a copy of any such confidentiality agreement to the other Parties promptly upon its execution and the other Parties are each provided with a list of, and copies of, the information provided to such Person and are also provided upon request with access to similar information to which such Person was provided on a timely basis.

(f)	Fording shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it or its subsidiaries are aware of the provisions of this Section 4.4, and Fording shall be responsible for any breach of this Section 4.4 by its and its subsidiaries’ officers, directors, employees, representatives or agents.

4.5 Right of First Refusal

(a)	Fording will not enter into any agreement, arrangement or understanding regarding a Superior Proposal (a “Proposed Agreement”) without providing the other Parties with an opportunity to amend this Agreement to provide for consideration and financial terms which are, in the Board of Directors’ sole discretion, financially equal or superior to those contained in the Proposed Agreement, with the result that the Superior Proposal would cease to be a Superior Proposal. Fording will provide the other Parties with a copy of any Proposed Agreement, as executed by the Person making the proposal, as soon as possible and in any event not less than four Business Days prior to its proposed execution by Fording. In the event the other Parties or any combination thereof agree to amend the Agreement so that it would be financially equal or superior to the Proposed Agreement, Fording covenants to not enter into the Proposed Agreement and shall agree to work with such other Parties to amend this Agreement and no fee shall be payable under Section 6.3 in respect of the Proposed Agreement.

(b)	Subject to Section 4.1(a), nothing contained in this Section 4.5 shall limit in any way the obligation of Fording to convene and hold the Fording Meeting.

4.6 Access to Information

(a)	Subject to Section 4.6(b) and applicable Laws, upon reasonable notice, Fording shall arrange to afford Sherritt’s officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its and its subsidiaries’ properties, books, contracts and records in respect to the Prairie Operations as well as to its financial management personnel without materially interfering with their other responsibilities, and during such period, Fording shall (and shall cause each of its subsidiaries to) furnish promptly to Sherritt information concerning the Prairie Operations as Sherritt may reasonably request, subject to Fording confidentiality obligations. Subject to Section 4.6(b) and applicable Laws, upon reasonable notice, Sherritt shall arrange to afford Fording’s officers, employees, counsel, accountants and other authorized representatives and advisors access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its and its subsidiaries’ properties, books, contracts and records in respect to the Luscar Contributed Assets as well as to its financial management personnel without materially interfering with their other responsibilities, and during such period, Sherritt shall (and shall cause each of its subsidiaries to) furnish promptly to Fording information concerning the Luscar Contributed Assets as Fording may reasonably request, subject to Sherritt confidentiality obligations. Any costs shall be at the expense of the Party seeking access.

(b)	The Parties acknowledge that, notwithstanding Section 4.6(a), information may be competitively sensitive and that disclosure thereof shall be limited to that which is reasonably necessary for the purpose of (i) preparing submissions or applications in order to obtain the Regulatory Approvals, (ii) fulfilling legal obligations in connection with public disclosure requirements under Law, including in connection with the Further Supplement or a prospectus filing, and (iii) the advancement of the Transaction; and such information shall be provided only to those persons who need to know such information for the foregoing purposes.

(c)	Each of Sherritt and Fording acknowledges that information provided to it under Section 4.6(a) above will be non-public and/or proprietary in nature and will be subject to the terms of the Confidentiality Agreements and Section 4.6(a). For greater certainty, the provisions of the Confidentiality Agreements shall survive the termination of this Agreement.

4.7 Completion of Transaction

      The Parties shall co-operate with each other to encourage Shareholders to vote for the Arrangement Resolution (for greater certainty, this shall not include the payment of expenses incurred by the other Parties, except as otherwise contemplated herein). Each Party shall take all necessary action to complete the transactions contemplated by this Agreement, including those contemplated by the attached Term Sheets.

ARTICLE 5

CONDITIONS

5.1 Mutual Conditions Precedent

      The respective obligations of each Party to complete the Transaction shall be subject to the satisfaction, on or before the Closing Time, of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved at the Fording Meeting in accordance with the Interim Order;

(b)	the Final Order shall have been granted in form and substance satisfactory to the Parties, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(c)	Fording and/or the Partnership shall have in place credit facilities in the aggregate of $540 million;

(d)	the Articles of Arrangement and all necessary related documents filed with the Director in accordance with the Amended Arrangement shall be in form and substance satisfactory to each of the Parties, acting reasonably, and shall have been accepted for filing by the Director together with the Final Order in accordance with subsection 192(6) of the CBCA;

(e)	there shall be no action taken under any existing applicable Law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or Governmental Authority or similar agency, domestic or foreign, nor shall there be in force any order or decree of any such entity that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Transaction or any of the other transactions contemplated herein;

(ii)	results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; or

(iii)	imposes or confirms material limitations on the ability of the Fund to issue Units or effectively exercise full rights of ownership of the securities of New Fording, including, without limitation, the right to vote any such securities;

(f)	the Regulatory Approvals and the third party approvals required under the CP Arrangement Agreement, the Genesee Agreements and the CPR Agreement as well as the FX Acknowledgements shall have been obtained or satisfied on terms and conditions satisfactory to the Parties acting reasonably;

(g)	other than the Regulatory Approvals, all consents, waivers, permits, orders and approvals of any Governmental Authority, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Amended Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offence or would have a Material Adverse Effect on such Party shall have been obtained or satisfied on terms that could not reasonably be expected to have a Material Adverse Effect on such Party;

(h)	there shall not have occurred any actual change or amendment to, or any proposal by the Minister of Finance (Canada) or Internal Revenue Service to change or amend, the Canadian Tax Act, or

U.S. Tax Code, as applicable, or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, individually or in the aggregate, directly or indirectly, has or could reasonably be expected to have any material adverse effect on the benefits anticipated to be enjoyed by Securityholders upon consummation of the Transaction;

(i)	the approval of the TSX to the conditional substitutional listing of the Units to be issued pursuant to the Amended Arrangement shall have been obtained, subject only to the filing of required documents and such Units shall also have been listed by the NYSE, subject to official notice of issuance; and

(j)	this Agreement shall not have been terminated pursuant to Article 6.

5.2 Additional Conditions Precedent to the Obligations of Teck and Westshore

      The respective obligations of Teck and Westshore to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for Teck and Westshore’s exclusive benefit and may be waived only by Teck and Westshore acting jointly):

(a)	all covenants of Fording, OTPP and Sherritt under this Agreement to be performed on or before the Effective Time shall have been duly performed by Fording, OTPP and Sherritt in all material respects and Teck and Westshore shall have received a certificate of each of Fording, OTPP and Sherritt, respectively, addressed to Teck and Westshore respectively and dated the Effective Date, signed on behalf of Fording, OTPP and Sherritt, respectively, by two senior executive officers of each such Party (on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of each of Fording, OTPP and Sherritt in this Agreement shall have been true and correct on the date of this Agreement as follows: (i) the representations and warranties of Fording, OTPP and Sherritt that are qualified by references to materiality shall be true and correct; (ii) the representations and warranties of Fording, OTPP and Sherritt not so qualified (except Sections 3.1(g) and 3.7(c)) shall be true and correct (except for the failure of such representation to be true and correct, individually or in the aggregate, which has not had and could not reasonably be expected to have a Material Adverse Effect on Fording, OTPP or Sherritt, respectively, or prevent or delay the Transaction); and (iii) the representations in Sections 3.1(g) and 3.7(c) shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Teck and Westshore shall have received a certificate of each of Fording, OTPP and Sherritt, respectively addressed to Teck and Westshore and dated the Effective Date, signed on behalf of Fording, OTPP and Sherritt, respectively, by two senior executive officers of each such Party (on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	the board of directors of Fording shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Fording and the subsidiaries to permit the consummation of the Amended Arrangement;

(d)	during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public, if previously undisclosed to the public and the other Parties, a Material Adverse Change to Fording as it will be constituted including the Luscar Contributed Assets; and

(e)	the Transaction Agreements and the Terminal Agreement shall have been executed and delivered to the other Parties, as applicable, by Fording, the Fund, OTPP and Sherritt.

5.3 Effect of Breach

      Teck and Westshore may not rely on the failure of another Party to satisfy any of the conditions precedent set forth in Section 5.1 or Section 5.2 if the condition precedent would have been satisfied but for a material default by either Teck or Westshore in complying with its respective obligations in this Agreement.

5.4 Additional Conditions Precedent to the Obligations of Fording

      The obligations of Fording to complete the Transaction shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Fording and may be waived by Fording):

(a)	all covenants of Teck, Westshore, OTPP and Sherritt under this Agreement to be performed on or before the Closing Time shall have been duly performed by Teck, Westshore, OTPP and Sherritt, as the case may be, in all material respects, and Fording shall have received a certificate of each of Teck, Westshore, OTPP and Sherritt addressed to Fording and dated the Effective Date, signed on behalf of Teck, Westshore, OTPP and Sherritt, respectively, by two senior executive officers of each of Teck, OTPP and Sherritt, and one trustee in the case of Westshore (on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	all representations and warranties of each of Teck, Westshore, OTPP and Sherritt in this Agreement shall have been true and correct on the date hereof as follows: (i) the representations and warranties of Teck, Westshore, OTPP and Sherritt that are qualified by references to materiality shall be true and correct; (ii) the representations and warranties of Teck, Westshore, OTPP and Sherritt not so qualified (except Sections 3.3(e) and 3.7(c)) shall be true and correct (except for the failure of such representation to be true and correct, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on any of the Teck Contributed Assets, the Luscar Contributed Assets or Westshore, as the case may be, and that could not reasonably be expected to prevent or delay the Transaction); (iii) the representations in Sections 3.3(e) and 3.7(c) shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Fording shall have received a certificate of each of Teck, Westshore, OTPP and Sherritt addressed to Fording, and dated the Effective Date, signed on behalf of each of Teck, Westshore, OTPP and Sherritt, respectively, by two senior executive officers of each such Party (or one trustee in the case of Westshore) (in each case on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	each Party shall have deposited, prior to the prescribed time for payment under the Amended Plan, the aggregate cash amounts payable by that Party pursuant to Sections 2.2 and 2.3 to a trust account maintained by the Registrar and Transfer Agent of Fording to facilitate payment to Securityholders in accordance with the Amended Plan;

(d)	the Unitholder Rights Plan Resolution shall have been approved at the Fording Meeting by not less than a simple majority of the votes cast by the Shareholders in accordance with any applicable Laws;

(e)	arrangements satisfactory to Fording shall have been entered into to ensure that all outstanding Options shall have been exchanged, ultimately, for Exchange Options issued under the Exchange Option Plan; and

(f)	Fording’s credit and foreign exchange facilities shall have been reformulated to the satisfaction of the Board of Directors, acting reasonably.

5.5 Effect of Breach

      Fording may not rely on the failure of another Party to satisfy any of the conditions precedent in Section 5.1 or Section 5.4 if the condition precedent would have been satisfied but for a material default by Fording in complying with its obligations in this Agreement.

5.6 Additional Conditions Precedent to the Obligations of OTPP and Sherritt

      The respective obligations of each of OTPP and Sherritt to complete the Transaction shall also be subject to the fulfilment of each of the following conditions precedent (each of which is for OTPP and Sherritt’s exclusive benefit and may be waived by OTPP and Sherritt, acting jointly):

(a)	all covenants of Fording, Teck and Westshore under this Agreement to be performed on or before the Effective Time shall have been duly performed by Fording, Teck and Westshore in all material respects and OTPP and Sherritt shall have received a certificate of each of Fording, Teck and Westshore addressed to them and dated the Effective Date, signed on behalf of each of Fording and Teck by two senior executive officers and on behalf of Westshore by one trustee of Westshore (in each case on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of each of Fording, Teck and Westshore in this Agreement shall have been true and correct on the date of this Agreement as follows: (i) the representations and warranties of Fording, Teck and Westshore that are qualified by references to materiality shall be true and correct; (ii) the representations and warranties of Fording, Teck and Westshore not so qualified (except Sections 3.1(g) and 3.3(e)) shall be true and correct (except for the failure of such representation to be true and correct, individually or in the aggregate, which has not had and could not reasonably be expected to have a Material Adverse Effect on Fording, Teck or Westshore, as applicable, or prevent or delay the Transaction); (iii) the representations in Section 3.1(g) and 3.3(e) shall be true and correct in all material respects, in each case as of the Closing Time as if made on and as of such time (except to the extent such representations and warranties speak solely as of an earlier date, in which event such representations and warranties shall be true and correct to such extent as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and OTPP and Sherritt shall have received a certificate of each of Fording, Teck and Westshore, respectively, addressed to OTPP and Sherritt and dated the Effective Date, signed on behalf of Fording and Teck by two senior executive officers of each such Party and on behalf of Westshore by one trustee of Westshore (in each case on each such Party’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)	the board of directors of Fording shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Fording and the subsidiaries to permit the consummation of the Amended Arrangement; and

(d)	during the Pre-Effective Date Period, there shall not have occurred or have been disclosed to the public, if previously undisclosed to the public and the other Parties, a Material Adverse Change to Fording or the Teck Contributed Assets.

5.7 Effect of Breach

      OTPP and Sherritt may not rely on the failure of another Party to satisfy any of these conditions precedent in Section 5.1 or Section 5.6 if the condition precedent would have been satisfied but for a material default by either OTPP or Sherritt in complying with their respective obligations in this Agreement.

5.8 Notice and Cure Provisions

(a)	The Parties will give prompt notice to each other of the occurrence, or failure to occur, at any time during the Pre-Effective Date Period of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of that Party contained herein to be untrue or inaccurate on the date hereof or on the Effective Time such that the conditions set forth in any of Sections 5.1, 5.2, 5.4 or 5.6 would not be satisfied as of the Effective Time; or

(ii)	result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other hereunder prior to the Effective Time such that the conditions set forth in any of Sections 5.1, 5.2, 5.4 or 5.6, as applicable, would not be satisfied as of the Effective Time.

(b)	A Party may not seek to rely upon any conditions precedent contained in Sections 5.1, 5.2, 5.4 or 5.6, nor exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Articles of Arrangement for acceptance by the Director, a Party, as the case may be, has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which such Party is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that the breaching Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured (for greater certainty, except by way of disclosure in the case of representations and warranties), the other Parties may not terminate this Agreement as a result thereof until four Business Days from such date on which such notice is delivered. If such notice has been delivered prior to the date of the Fording Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Articles of Arrangement with the Director, such application or filing, as the case may be, shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect on the Party in breach, this Agreement may not be terminated as a result of the cured breach.

5.9 Satisfaction of Conditions

      The conditions precedent set out in Sections 5.1, 5.2, 5.4 and 5.6 shall be conclusively deemed to have been satisfied, waived or released when a Certificate of Arrangement in respect of the Amended Arrangement is issued by the Director, it being understood that such issuance will not extinguish liability arising from a breach of any covenant, representation or warranty.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendment

      Subject to applicable Laws, this Agreement may, at any time and from time to time before or after the holding of the Fording Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties.

6.2 Termination

(a)	If any condition contained in Sections 5.1 or 5.2 is not satisfied at or before the Closing Time, then Teck and Westshore, acting jointly, may, subject to Section 5.3 and to Section 5.8, by notice to the other Parties terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3), but without detracting from the rights of

Teck and Westshore arising from any breach by another Party but for which the condition would have been satisfied.

(b)	If any condition contained in Sections 5.1 or 5.4 is not satisfied at or before the Closing Time, then Fording may, subject to Section 5.5 and to Section 5.8, by notice to the other Parties terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3), but without detracting from the rights of Fording arising from any breach by another Party but for which the condition would have been satisfied.

(c)	If any condition contained in Sections 5.1 or 5.6 is not satisfied at or before the Closing Time, then OTPP and Sherritt, acting jointly, may, subject to Section 5.7 and Section 5.8, by notice to the other Parties terminate the Agreement and the obligations of the Parties hereunder (except as otherwise herein provided, including under Section 6.3), but without detracting from the rights of OTPP and Sherritt arising from any breach by another Party but for which the condition would have been satisfied.

(d)	This Agreement may:

(i)	be terminated by the mutual agreement of the Parties (and for greater certainty, without further action on the part of the Securityholders if terminated after the holding of the Fording Meeting);

(ii)	be terminated by any Party if there shall be passed any Law that makes consummation of the Amended Arrangement illegal or otherwise prohibited;

(iii)	be terminated by a Party other than Fording, if

(A)	the Board of Directors shall have failed to recommend or shall have withdrawn, modified or changed its approval or recommendation of the Arrangement Resolution, or

(B)	the Board of Directors shall have approved or recommended any Acquisition Proposal other than the Amended Arrangement;

(iv)	be terminated by Fording, provided that Fording is not then in material breach or default of any of its obligations hereunder, upon any determination by the Board of Directors at the conclusion of the process set out in Section 4.4 that an Acquisition Proposal constitutes a Superior Proposal and that the Parties’ rights under Section 4.5 have expired unexercised by them; or

(v)	be terminated by any Party if the approval of the Arrangement Resolution by the Securityholders, in the manner set out in the Interim Order, shall not have been obtained at the Fording Meeting, or if a court as a matter of final determination that is not subject to appeal declines to grant the Final Order in a form consistent with this Agreement;

in each case, prior to the Effective Time.

(e)	If the Effective Date has not occurred on or prior to the Outside Date, then, unless otherwise agreed in writing by the Parties, this Agreement shall terminate provided that, in the event that the conditions set forth in Section 5.1(f) above shall not have been satisfied by that date, a Party may unilaterally extend the Outside Date until May 31, 2003 upon written notice to the other Parties, in which case the Outside Date shall be deemed for all purposes to be May 31, 2003, provided that the right to terminate this Agreement pursuant to this Section 6.2(e) shall not be available to the Party seeking to terminate if any action of such Party or its Affiliates or the failure of such Party or its Affiliates to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Sections 5.1, 5.2, 5.4 or 5.6 (as applicable) not having been satisfied prior to the Outside Date.

(f)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement except as provided in Section 6.3 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2(f) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3 Break Fee

(a)	If:

(i)	either Teck or Westshore shall terminate this Agreement pursuant to Section 6.2(d)(iii) or Fording shall terminate this Agreement pursuant to Section 6.2(d)(iv) in circumstances where Teck and Westshore are not in material breach of their obligations under this Agreement;

(ii)	either Fording, Teck or Westshore shall terminate this Agreement pursuant to Section 6.2(d)(v) and the Board of Directors, within six months following the date of the Fording Meeting, approves or recommends an Acquisition Proposal that was publicly made, publicly announced or otherwise publicly disclosed by any Person other than Teck prior to the Fording Meeting but subsequent to the date hereof or such an Acquisition Proposal is actually consummated within six months following the date of the Fording Meeting; or

(iii)	after OTPP and Sherritt withdraws the SCAI Offer pursuant to Section 2.3(m) of this Agreement, OTPP and/or Sherritt or any of their respective Affiliates makes a new Acquisition Proposal after the date of this Agreement on terms substantially similar or superior to those in the SCAI Offer as it existed on December 16, 2002 and the Board of Directors, within six months following the date hereof, approves or recommends such Acquisition Proposal or such Acquisition Proposal is actually consummated within six months following the date of the Fording Meeting, then in any such case Fording shall pay to Teck and Westshore together the Break Fee in immediately available funds to an account designated by Teck and Westshore. Such payment shall be due (A) in the case of a termination specified in clause (i), within one Business Day after written notice of termination by Teck or Westshore or (B) in the case of a termination specified in clause (ii) or (iii) above, one Business Day after the approval, recommendation or consummation of an Acquisition Proposal as described in Section 6.3(a)(ii) or (iii).

(b)	Break fee means $51 million (the “Break Fee”).

(c)	Fording’s obligations under this Section 6.3 survive termination or expiry of this Agreement. Fording shall not be obligated to make more than one payment pursuant to this Section 6.3.

      For greater certainty, the Break Fee is payable only in the circumstances set out in this Section 6.3 and the Break Fee is not payable solely because Shareholders do not approve the Arrangement Resolution.

6.4 Remedies

      The Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

ARTICLE 7

GENERAL

7.1 Notices

      Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile, with or without copies by e-mail (provided it is understood that e-mail shall not be a form of delivery):

(a)	If to Fording at:

                      Suite 1000

                      205 Ninth Avenue S.E.
                      Calgary AB T2G 0R4

                      Attention: Jim Jones

                      Telecopier No.: (403) 264-7339
                      Email: jim jones@fording.ca

      with a copy to:

                      Osler, Hoskin & Harcourt LLP

                      1900, 333 – 7th Avenue SW
                      Calgary AB T2P 2Z1

                      Attention: Frank J. Turner

                      Telecopier No.: (403) 260-7024
                      Email: fturner@osler.com

(b)	If to Teck at:

                      Suite 600

                      200 Burrard Street
                      Vancouver BC V6C 3L9

                      Attention: Peter Rozee

                      Telecopier No.: (604) 640-5355
                      Email: peter.rozee@teckcominco.com

      with a copy to:

                      Lang Michener

                      BCE Place, PO Box 747
                      Suite 2500, 181 Bay Street
                      Toronto ON M5J 2T7

                      Attention: Geofrey Myers

                      Telecopier No.: (416) 365-1719
                      Email: gmyers@langmichener.ca

(c)	If to Westshore at:

                      Westshore Terminals Income Fund

                      Suite 1600
                      1055 West Hastings Street
                      Vancouver BC V6E 2H2

                      Attention: M.J. Korenberg/N. Desmarais

                      Telecopier No.: (604) 687-2601

Email:	michael korenberg@jp-group.com nick desmarais@jp-group.com

(d)	If to OTPP at:

                      5650 Yonge Street

                      Toronto, ON M2M 4H5

                      Attention: Senior Vice-President, Global Active Equities

                      Telecopier No.: (416) 730-5143
                      Email: Brian  Gibson@otpp.com

      with a copy to OTPP:

                      5650 Yonge Street

                      Toronto, ON M2M 4H5

                      Attention: General Counsel

      (e)  If to Sherritt at:

                      1133 Yonge Street

                      Toronto, ON M4T 2Y7

                      Attention: Samuel W. Ingram

                      Telecopier No.: (416) 935-2284
                      Email: singram@Sherritt.com

      with a copy to Torys LLP:

                      Suite 3000, Maritime Life Tower,

                      TD Centre
                      Toronto, ON M5K 1N2

                      Attention: Geoff Creighton

                      Telecopier No.: (416) 865-7380
                      Email: gcreighton@torys.com

      Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

      Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

7.2 Assignment

      Except as otherwise permitted hereunder, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties. Subject thereto, provided that no assignment shall relieve a Party of its obligations, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns. No third party shall have any rights hereunder unless expressly stated to the contrary.

7.3 Co-Operation and Further Assurances

      The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions. Without limitation and subject to the terms of this Agreement, the Parties shall co-operate with each other in furtherance of completing the Transaction contemplated by this Agreement.

7.4 Effect on Westshore Trustee

      The trustee of Westshore (on behalf of the trustees of Westshore) has entered into this Agreement solely in his capacity as trustee on behalf of Westshore and the obligations of Westshore hereunder shall not be personally binding upon the trustee or upon any of the unitholders of Westshore or any annuitant under a plan of which a unitholder is a trustee or carrier (“annuitant”). Any recourse against Westshore, the trustee or any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of Westshore arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of Westshore’s assets, without recourse to the personal assets of any of the foregoing Persons.

7.5 Expenses

      Subject to Sections 2.3 and 6.3, the Parties agree that all costs and expenses of the Parties relating to the Transaction and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

7.6 Execution and Delivery

      This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

7.7 Transfer Tax Elections

      The Parties shall co-operate in good faith to file any relevant elections in order to minimize taxes payable under Part IX of the Excise Tax Act (Canada), the Quebec Sales Tax Act and any other provincial or territorial legislation imposing taxes on the sale or transfer of the Fording Contributed Assets, Teck Contributed Assets, Luscar Contributed Assets and Prairie Operations.

7.8 Assignment of Tax Pools

      The Luscar Entities shall elect to assign the benefit of their British Columbia mining tax pools related to the Luscar Contributed Assets to New Fording.

      IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

FORDING INC.

By:	(signed) “James G. Gardiner”

Name: James G. Gardiner
Title: President and Chief Executive Officer

TECK COMINCO LIMITED

By:	(signed) “David Thompson”

Name: David Thompson
Title: Deputy Chairman and Chief Executive Officer

WESTSHORE TERMINALS INCOME FUND
by its trustees
For and on behalf of the trustees

By:	(signed) “Michael Korenberg”

Name: Michael Korenberg
Title: Trustee

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	(signed) “Brian J. Gibson”

Name: Brian J. Gibson
Title: Senior Vice-President, Global Active Equities

SHERRITT INTERNATIONAL CORPORATION

By:	(signed) “Ian W. Delaney”

Name: Ian W. Delaney
Title: Chairman

SCHEDULE 2.1 TO THE NEW COMBINATION AGREEMENT

AMENDED PLAN

Please see Appendix B to the New Plan of Arrangement

beginning on page B-1 of this Third Supplement

SCHEDULE 2.3(a) TO THE NEW COMBINATION AGREEMENT

TERM SHEET — GENERAL PARTNERSHIP AGREEMENT

Parties:	• Fording Holdco, Teck, Quintette Coal Partnership (“QCP”) and Teck Bullmoose Coal Inc. (“TBCI”).

Management and Employees:	• In order to facilitate an efficient transition upon completion of the Transaction, the management and employees of Fording to be transferred to the Partnership will be employed by the successor by amalgamation to Fording (“Fording Holdco”) as agent for the Partnership on terms no less favourable than their current terms of employment.

• Until permanent arrangements can be made, Fording Holdco will make all such persons exclusively available to the Partnership and the Partnership shall reimburse Fording Holdco for all costs/ benefits relating to such employees and will indemnify Fording Holdco against claims by such persons and third party claims in relation to their activities on behalf of the Partnership.

• Following completion of the Transaction, employees, to the extent reasonable from the perspective of Fording Holdco and the Partnership, will be moved to a wholly-owned operating subsidiary of the Partnership at a tax effective time.

• Elkview employees will continue to be employed by Elkview Operating Corporation as agent for the Partnership.

• All management and employees of the Line Creek mine and the Luscar mine ultimately to be transferred to the partnership pursuant to the Transaction will continue to be employed by their respective employers until permanent arrangements can be made, and such employers will be reimbursed on the basis set forth above and Fording will make such persons available to the Partnership.

• Subject to the following, Teck, in its capacity as managing partner, shall be responsible for and shall manage the business and affairs of the Partnership. All decisions relating to the business and affairs of the Partnership will be made by Teck, other than those described below under the heading “Special Majority Matters”.

• Teck will exercise the degree of care, skill and diligence in its management of the Partnership that an experienced mine operator would use in the conduct of its own affairs, and will manage the Partnership in accordance with prudent mining practice. Teck will indemnify the Partnership in respect of its gross negligence or willful default in the performance of its management obligations.

Special Majority Matters:	• Notwithstanding the foregoing, the following matters will require approval of Partners holding 95% of the Distribution Entitlement (a “Special Resolution”):

(a) merger, arrangement, or other similar transaction involving substantially all of the business or assets of the Partnership;

(b) reorganization of the structure of the Partnership in a manner that would materially adversely affect the tax or financial consequences to a Partner;

(c) any change in the distribution policy of the Partnership;

(d) a voluntary bankruptcy/ insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the business or assets of the Partnership;

(e) liquidation of the Partnership’s assets or dissolution of the Partnership;

(f) admission of new Partners, other than wholly-owned subsidiaries or affiliates of a Partner;

(g) change in Distribution Entitlements, except as contemplated by the Partnership Agreement;

(h) suspending any of the operations of the Partnership’s business for a term in excess of one year;

(i) annual capital requirements not included in the approved annual budget in excess of $10 million;

(j) a decision to continue the Partnership if the Partnership is terminated by operation of law;

(k) approval of the annual operating and capital plans or budget, including any material amendment thereto, prior to its expiry;

(l) any sale, lease, exchange, transfer, disposition or assignment of material assets of the Partnership other than as contemplated by the annual operating and capital plans and budget;

(m) institution or settlement of litigation in amounts in excess of $1,000,000;

(n) hedging transactions;

(o) any delegation by Teck of its powers to manage the Partnership (other than to a wholly-owned subsidiary on terms reasonably acceptable to the independent directors of Fording Holdco);

(p) allocations to reserves for reasonably anticipated working capital, budget and capital expenditure requirements not contemplated by the approved annual capital plan and budget;

(q) the entering into of any non-arm’s length transactions;

(r) any borrowings in excess of $100 million for working capital purposes; and

(s) a decision to amend, modify, alter or repeal any Special Resolution.

Contributions:	• At the Closing Time, Fording contributes, on a tax-deferred basis, assets, as further described and in the manner set forth in the Fording Contribution Term Sheet attached hereto as Schedule “A” (the “Fording Contributed Assets”).

• At the Closing Time, Teck contributes, on a tax-deferred basis, assets as further described and in the manner set forth in the Teck Contribution Term Sheet attached hereto as Schedule “B” (the “Teck Contributed Assets”).

• TBCI agrees to contribute the Bullmoose mine, as described in the Teck Contribution Term Sheet.

• QCP agrees to contribute the Quintette Coal leases, the balance of the QCP Mobile Equipment and the fixed assets at the Quintette property, as described in the Teck Contribution Term Sheet.

• Any of the foregoing assets which cannot be conveyed at the Closing Time will be held in trust for the Partnership and the economic interests therein shall be assigned to the Partnership. In such case, the party required to convey such asset will use it best efforts to cause the asset to be transferred to the Partnership as soon as possible. In addition, it is understood that the Partners will use their best efforts to ensure that the Fording Contributed Assets and the Teck Contributed Assets (collectively, the “Contributed Assets”) are contributed to the Partnership on a tax efficient basis for the contributor, having due regard to the benefits anticipated to accrue to such party pursuant to the Transaction. If any of the Contributed Assets can not be conveyed on such basis, the Partner shall hold such assets in trust for the Partnership and shall assign to the Partnership, the economic interest therein. Thereafter, the Partner shall use its best efforts to ensure that such asset is transferred to the Partnership as soon as possible.

Distribution Entitlements:	• Fording’s Partnership Interest entitles it to Fording Distribution Entitlements, subject to reduction as described below.

• Teck’s Partnership Interest entitles it to Teck, Distribution Entitlements, subject to increase as described below.

• Teck’s Distribution Entitlements may be irrevocably increased by up to an additional 5% (bringing its total interest to 40%) in the manner hereinafter described.

• In this term sheet,

“Synergies” means all cost (including for certainty all capital and operating costs) savings and increased revenues attributable to the combination of the Teck Contributed Assets with the Fording Contributed Assets (including, the Luscar/ Consol assets) and the operation thereof and distribution and marketing of the production thereof by the Partnership on an integrated basis; provided that such Synergies shall be calculated on the basis, without duplication, that eliminates the effect of changes in the Canadian dollar, changes in metallurgical coal prices generally and any associated impact of such changes on transportation costs and port loading charges (but not eliminating changes in realized prices for the products of the Partnership resulting from the combination of assets therein), changes in cash income and mineral taxes, changes in transportation costs as a result of contracted rate changes existing at the date hereof or negotiated as part of the Terminal Agreement. The annual amount of such Synergies during each coal year of the Period shall be set forth in a report of a mutually acceptable expert in metallurgical coal mining and marketing.

“Elkview Distributable Cash” will be determined on a basis adjusted to eliminate, without duplication, the effect of changes in the Canadian dollar, changes in metallurgical coal prices generally (but not eliminating changes in realized prices for the products of the Partnership resulting from the combination of assets therein), changes in cash income and mineral taxes, reductions in Elkview coal production or sales in comparison to its optimal capacity on a stand-alone basis as approved in the annual budget and changes in transportation costs as a result of contracted rate changes existing at the date hereof. For certainty, Elkview Distributable Cash in any coal year will be determined, based on the review of the mutually acceptable expert, so as to adjust to eliminate the effect of items determined to be the result of Synergies which are counted in the calculation of Incremental Returns for that year, and to adjust for unusual fluctuations in inventories.

“Period” means the next four coal years of the Partnership (being April 1, 2003 to March 31, 2007).

“Incremental Return” means, in respect of any coal year during the Period, the positive amount by which the aggregate of (a) Elkview Distributable Cash for such year and (b) the Synergies achieved during such year, exceeds the aggregate of (x) Elkview Distributable Cash for the year ended December 31, 2002, (y) the sum of $25 million and (z) the cumulative amount of the Incremental Return for each of the preceding coal years during the Period.

• At the end of each coal year during the Period, Teck’s Distribution Entitlement (as defined below) will be permanently increased by 0.1% in respect of each $1 million of Incremental Return in such coal year. Any such increase will be made, effective as at the end of such coal year, by an increase in Teck’s Distribution Entitlement and in corresponding decrease in the Distribution Entitlement of Fording Holdco.

• Any dispute with respect to the determination of Incremental Returns will be resolved through a dispute resolution mechanism to be established in the definitive agreement.

Distribution Policy:	• The Partnership will distribute to its Partners in proportion to their respective Distribution Entitlements distributable cash on a monthly basis. Distributable cash will be defined as all the Partnership’s available cash after reservation for:

(a) payment of its debt obligations, if any;

(b) operating expenses and Sustaining Capital Expenditures; and

(c) allocations to a reserve for reasonably anticipated working capital and capital expenditure requirements (provided that reasonable use will be made of operating lines for working capital purposes).

“Sustaining Capital Expenditure” means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership’s current business operations.

Distribution Entitlements:	“Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, to share in the profits and losses of the

Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership.

The initial Distribution Entitlements will be as follows:

Teck:	34.833%
QCT:	0.164%
TBCI:	0.003%
Fording Holdco:	65%

Income and losses for tax and accounting purposes will be allocated to the Partners in proportion to their Distribution Entitlements. The Partnership will in each fiscal period, unless otherwise agreed by the Partners claim the maximum permissible discretionary deductions available to it for tax purposes.

Formation of Partnership:	• The name of the Partnership will be Fording Canadian Coal Partnership and it will be formed pursuant to the laws of Alberta.

Representations and Warranties:	• The Partners will make standard representations and warranties regarding status and capacity.

Other Activities:	• Except to the extent otherwise restricted by the Combination Agreement, Partners can engage in other activities unrelated to the production and sale of coal in North America for which they are not liable to account to the Partnership.

Unlimited Liability of Partners:	• Except as provided below in respect of the guarantee referred to under “Financing Arrangements,” Partners have unlimited liability for all debts, liabilities and obligations of the Partnership.

Evidence of Ownership:	• On request of a Partner, the Managing Partner will issue a certificate evidencing that Partner’s status as a Partner and its Distribution Entitlement.

Partnership Meetings:	• Any Partner can call a meeting at any time on 10 business days’ notice.

• Quorum for Partnership meetings will be at least two Partners holding not less than 95% of the outstanding Partnership Units.

• Partners may attend meetings in person or by proxy.

Amendments to Partnership Agreement:	• Amendments require the consent of all Partners.

Financing Arrangements:	• The Partnership will provide the guarantee contemplated by the financing arrangements being put in place in connection with the Transaction provided in such case, as against Teck, QCP and TBCI the rights of the lender under the guarantee shall be limited in recourse to the assets of the Partnership, it is unsecured and its principal amount is not greater than $440 million (the “Initial Principal Amount”) and will provide a similar guarantee in respect of the refinancing of any such facilities provided that the amount being refinanced is not greater than the Initial Principal Amount and the terms and conditions of the replacement guarantee are no more onerous than those of the guarantee given in connection with the initial financing.

• So long as the guarantee is in place, Fording Holdco will covenant in favour of Teck (i) not to sell any of its Partnership interest and (ii) not to carry on any business other than through the Partnership or in respect of its interest therein, and other than its Industrial Minerals business substantially as currently conducted, unless, in the reasonable judgment of Teck, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of Fording Holdco.

Pledge of Partnership Interest:	• A Partner can pledge, mortgage or hypothecate a Partnership interest subject to the credit facilities and guarantees being put in place in connection with the Transaction.

Restrictions on Withdrawals:	• No Partner will have any right to withdraw any amount or receive any distribution except as provided in the Partnership Agreement and permitted by law.

Tax Year:	• 12 months ended January 31 of each year.

Reporting:	• Teck, in its capacity as Managing Partner will cause the Partnership to report monthly to the Partners with respect to the operational results and financial performance of the Partnership. In addition, on a quarterly basis, Teck will report to the board of Fording Holdco with respect to such matters and will ensure that Fording Holdco has access to such other information regarding the Partnership as may be required in respect of public company disclosure.

Partners Meetings:	• Where the consent of Partners is required for any matter, such consent will be obtained at a meeting of Partners or by written resolution of Partners. Consent or Approval by Partners holding 95% of Distribution Entitlements will constitute approval of any such matter. Partners meetings will be held on reasonable notice, such notice to be accompanied by sufficient information to permit a reasoned decision with respect to the matters being considered. Each Partner will arrange for its representation at Partners’ meetings by suitably experienced persons with expertise in coal mining and marketing and mine finance. Partners will be obligated to vote on any resolution of Partners in the best interests of the Partnership.

Sale/Assignment of Partnership Interest:	• A Partner may sell, assign, transfer or dispose of its Partnership interest to a subsidiary or affiliate (a “permitted transferee”) however, any intended sale, assignment, transfer or disposition to other than a permitted transferee is subject to a right of first offer to the other Partner.

• The sale by Teck of its interest will be subject to the consent of the independent directors of Fording Holdco, such consent not to be unreasonably withheld.

Winding up/Dissolution of Partnership:	• The Partnership continues until wound-up or dissolved which will occur on authorization by Special Resolution.

• After all the Partnership’s liabilities are satisfied, assets are distributed to reduce amounts contributed in cash to capital and to Partners in proportion to their Distribution Entitlements, subject to rights of set-off in the event that the Partnership has rights against a Partner.

Partner Services:	• Partners may provide services to the Partnership at cost, subject to arrangements approved by the other Partners (Teck services to be approved by directors of Fording Holdco independent of Teck).

SCHEDULE 2.3(c) TO THE NEW COMBINATION AGREEMENT

PRAIRIE OPERATIONS TERM SHEET

All capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Combination Agreement.

Purchaser:	• Sherritt Coal Partnership II (“SCPII”), or such other entity as SCPII may designate (“AcquireCo”).

Vendor:	• Fording Inc. and its relevant subsidiaries or affiliates (collectively, the “Vendor”).

Closing Date:	• As defined in the Combination Agreement.

Purchased Assets:	• Subject to the Royalties described under the heading “Royalty” below (to the extent applicable), all assets, rights and businesses described as “Prairie Operations” in Fording Inc.’s 2001 Annual Report and Annual Information Form dated May 16, 2002, including:

• The Vendor’s interest in the Genesee mining operations and the related reserves and resources (the “Genesee Mine”) (including, without limitation, assignment by the Vendor to SCPII or its designate of the Genesee Coal Mine Joint Venture Agreement between the Vendor and EPCOR Utilities Inc., the Genesee Coal Mine Operating Agreements between the Vendor and the Joint Venturers and the Genesee Coal Mine Dedication and Unitization Agreement between the Vendor and EPCOR) including all current assets included in the working capital in respect of the Genesee Mine; the fixed assets used in connection with or associated with the Genesee Mine including, without limitation, those fixed assets that will be set out in a schedule to be provided at Closing and related reserves and resources; the Vendor’s interest in the property at the site required to operate the mine and related infrastructure; coal reserves and resources; mineral resource royalties; deferred stripping; machinery, technology, equipment, leased rail equipment and other personal property located at the site to operate the facilities; transferable licences, permits and approvals; contracts for sale of coal and procurement of services; geological/ mining data and engineering surveys; intellectual property and information technology; books, operating records, operating safety and maintenance manuals, other documentation related to the facilities and the Genesee Mine; and the proportionate benefit of any arrangements of the Vendor for the provision of supplies or services for the operation of the Genesee Mine.

• The Vendor’s interest in the Whitewood mining operations and related reserves and resources, if any, (the “Whitewood Mine”) including, without limitation, assignment by Fording to SCPII (or its designate) of the mining contract between Fording and TransAlta to operate the Whitewood Mine and the support and services equipment and any related contracts of Fording.

• The Vendor’s interest in the Highvale mining operations and related reserves and resources (the “Highvale Mine”) including, without limitation, assignment by Fording to SCPII (or its designate) of the mining contract between Fording and TransAlta Corporation to operate the Highvale Mine.

• All of the Vendor’s mineral rights in Alberta, Saskatchewan and Manitoba, including salt leases and oil, gas and potash rights and the Brooks, Alberta and Heatburg, Alberta properties.

• All rights to royalties receivable from third parties relating to the Purchased Assets.

Excluded Assets:	• Fording’s rights and obligations in connection with its interest in the former mining operation located at the Mount Washington, mine site and the Esquimault and Nanaimo railway lands.

• Thermal coal produced incidentally to operations primarily involving the Vendor’s metallurgical coal businesses and operations.

Assumed Liabilities and Obligations:	• AcquireCo will on the Closing Date assume and be responsible for (and shall indemnify and hold the Vendor harmless from and against) all liabilities and obligations relating to the Purchased Assets and the operation thereof, whether accruing prior to or after the Closing Date, the replacement of letters of credit (to be set forth in a schedule to be provided at Closing) which are posted as security for mining operations (with the exception of the Excluded Liabilities and Obligations), including, without limitation, all liabilities and obligations for reclamation, demolition, environmental or other associated liabilities and obligations in respect of the Purchased Assets.

Excluded Liabilities and Obligations:	• All liabilities related to employment income and bonuses, if any, of the Transferred Employees arising prior to the Closing Date (apart from any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of those Transferred Employees who do not accept AcquireCo’s offer of employment on the Closing Date, for which AcquireCo will be responsible).

• Liabilities and obligations arising directly as a sole result of the negligence or willful misconduct of the Vendor in its operation of the Purchased Assets, prior to the Closing Date.

• All federal, provincial and municipal taxes

Purchase Price and Other Payments:	• Subject to the terms and conditions contained herein, AcquireCo shall purchase from the Vendor and the Vendor shall sell to AcquireCo, the Purchased Assets on the Closing Date and AcquireCo shall pay as the Purchase Price for the Purchased Assets $225 million cash.

• The amount of consideration to be received by the Vendor will be subject to an adjustment for Working Capital transferred to AcquireCo.

• “Working Capital” is defined as the aggregate of accounts receivable, inventory and prepaid expenses (excluding deferred stripping costs and prepaid insurance) less accounts payable and accrued liabilities (excluding accrued reclamation liabilities and income taxes), to the extent such amounts relate to the Purchased Assets or the Liabilities assumed by AcquireCo, all as determined in accordance with Cana-

dian GAAP as of the Closing Date. Inventory includes coal, spare parts and supplies and is valued at the lower of cost and net realizable value.

• The Vendor will provide to AcquireCo, prior to the Closing Date, a written statement setting forth its good faith estimate of the Working Capital as of the Closing Date. AcquireCo will pay for the Working Capital on Closing based on such estimate.

• Within 30 days following the Closing Date a statement of Working Capital as at the Closing Date shall be prepared by the Vendor for review by AcquireCo, and an appropriate adjustment made between the parties.

• The cash payments contemplated in respect of the payment for the Working Capital adjustment shall bear interest at a rate per annum equal to the prevailing Royal Bank Prime Rate, from the Closing Date until the payment is received.

Confirmation of Working Capital Payments:	• In the event of a dispute between the parties as to the amount of the Working Capital in respect of the Purchased Assets, the Vendor shall at AcquireCo’s costs and expense, direct the Auditor to audit the calculation by the Vendor of the Working Capital and to provide their report thereof to the Vendor and AcquireCo within 60 days after the Closing Date.

• “Auditor” is defined to mean an independent firm of Chartered Accountants acceptable to the Vendor and AcquireCo, and failing agreement, means PricewaterhouseCoopers LLP.

Royalty:	• The Vendor will be entitled to a Royalty determined on arm’s length terms, but in any event no greater than 5% of Gross Revenues (the “Royalty”), payable monthly based on production after the Closing Date from the Purchased Assets beyond levels as at the date of the Combination Agreement (excluding the planned 2005 Genesee expansion but including any other increase in production, whether as a result of expansions or property developments or otherwise). Sales of currently non-producing properties in the Purchased Assets will also be subject to the Royalty.

• “Gross Revenue” is defined as the selling price of product without any deductions, or in the case of product that is deemed to be sold, the fair market value for such product. Where AcquireCo uses for its own commercial purposes or sells to any of its affiliates any coal mined from any of the Purchased Assets, such coal shall for the purposes of this Term Sheet, be deemed to have been sold by AcquireCo and the Royalty relating to such coal shall be calculated on the basis of the fair market value for such coal.

• When AcquireCo receives any monies on account of or as the proceeds of sale of the Vendor’s interest in the product comprising the Royalty, AcquireCo shall receive those monies as trustee for the Vendor.

• AcquireCo shall have no right to set-off any amounts owing by the Vendor against the Royalty or to otherwise withhold any amounts owing under the Royalty.

• AcquireCo shall keep accurate and current books, records and accounts showing the quantity of coal mined and produced from the Purchased Assets and the sales and dispositions made thereof, which shall be available for inspection at all reasonable times by the Vendor.

• AcquireCo shall pay Royalties monthly and shall submit to the Vendor monthly statements showing the quantity and kind of coal mined and produced, and deemed to be produced or sold from the Purchased Assets in the immediately preceding month.

• The Vendor, on notice to AcquireCo, shall have the right to audit AcquireCo’s books, accounts and records for any month, insofar as they relate to any matter or item on the Royalty, at any time during the two (2) full calendar years following the calendar year in which the month in question falls.

• The Royalty shall be an interest in land and shall run with the Purchased Assets.

• Any late payments in respect of a Royalty shall bear interest at a rate equal to the prevailing Royal Bank Prime Rate plus 2 1/2% per annum.

• The Royalty shall be subject to an adjustment at year end based on actual revenues payable for the year.

Transferred Employees:	• AcquireCo will become bound by the collective agreements with respect to the union employees employed in connection with the Purchased Assets and be responsible for the employer’s obligations which arise after the Closing Date.

• AcquireCo will offer employment on the Closing Date to all non-union employees employed in connection with the Purchased Assets at the mine sites (“Transferred Employees”), including, without limitation, all employees on leave or receiving benefits on the Closing Date, on terms and conditions no less favourable in the aggregate than those in effect on the Closing Date. AcquireCo shall recognize in full and be solely responsible for all past service of all such employees. AcquireCo will also be responsible for all employment obligations with respect to those employees who accept employment with AcquireCo following commencement of their employment with AcquireCo and will also be responsible for all obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of those Transferred Employees who do not accept AcquireCo’s offer of employment on the Closing Date.

• AcquireCo will on the Closing Date, assume all pension and post retirement assets and obligations, effective as of the Closing Date, with respect to the Transferred Employees.

• The Vendor and AcquireCo shall jointly retain an independent actuary to determine the amount of over-funding or under-funding of the pension obligations as at the Closing Date in respective of Transferred

Employees. To the extent that such independent actuary determines that, as at the Closing Date, there was an over-funding of pension obligations, then the Vendor shall be entitled to receive, and AcquireCo shall pay, as soon as practical after such determination by the independent actuary, such over-funded amount. On the other hand, if such independent actuary should determine that there is an under-funding of pension obligations as at the Closing Date, then the Vendor shall remain obligated to pay such under-funding. In that case, any amount of under-funding payable by the Vendor shall be paid to AcquireCo promptly following completion of the actuarial determination.

Transferee Agreement:	• If AcquireCo transfers the Purchased Assets to another person, AcquireCo agrees to cause the transferee to become party to such agreements as are necessary to effect the terms of this Term Sheet, to the extent they remain executory.

Consents:	• AcquireCo and the Vendor shall cooperate and use commercially reasonable efforts to obtain all required consents and approvals for the transaction (including any subsequent transfer by AcquireCo to an affiliate at or immediately after Closing) on terms acceptable to each of the parties, acting reasonably. In the event any such consents and approvals are not obtained by Closing, the parties shall continue to pursue them and all the benefits and liabilities shall be held for the account of AcquireCo.

Transition:	• AcquireCo and Vendor shall cooperate to effect the transfer of the Purchased Assets (including all books, records, administrative services and information technology) in an efficient manner and in connection therewith the Vendor shall provide, upon request by AcquireCo and at a cost to be mutually agreed, access to and the support of knowledgeable personnel of the Vendor to effect the transfer and assist in transition and training.

Definitive Agreement:	• A definitive purchase and sale agreement based on this Term Sheet is intended to be settled as soon as practicable between the Vendor and AcquireCo. The applicable parties will negotiate in good faith to complete and sign the definitive purchase and sale agreement before the Closing Date.

• Notwithstanding any failure of AcquireCo and the Vendor to negotiate or enter into a definitive purchase and sale agreement, the provisions of this Term Sheet will nevertheless constitute the terms of a binding agreement between them.

SCHEDULE 2.3(d) TO THE NEW COMBINATION AGREEMENT

TECK CONTRIBUTION TERM SHEET

All capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Combination Agreement.

Parties:	• Teck

• Teck Bullmoose Coal Inc. (“TBCI”)

• Quintette Coal Partnership (“QCP”)

• Fording Coal Partnership

Closing Date:	• As defined in the Combination Agreement

Assets Conveyed:	• All of the assets, tangible and intangible, leased or owned, of Teck or its Affiliates used in the operation of the Elkview Mine including, without limitation, assets shown on the Teck Mine Financial Statement, and all surface rights and coal properties in the Elk River Valley and surrounding area representing potential coal reserves or resources owned by Teck or its Affiliates. For clarity coal properties includes crown coal leases or licenses and freehold coal lands including lands that may be included as part of titles including all mines and minerals or other such title and also includes product and stores inventory, working capital (other than cash) and all contracts relating to the operation of, and the sale and transportation of coal from, the Elkview Mines and reclamation bonds and sinking funds provided for reclamation.

• All of the issued and outstanding shares of Elkview Coal Corporation (“ECC”) and an assignment of the agency agreement between Teck and ECC.

• All properties with potential coal reserves or resources owned by Teck or its Affiliates in North America and associated surface rights other than (a) the Quintette coal leases and licences and overlying surface tenures (the balance of which will be conveyed after completion of the reclamation) and (b) mobile equipment and related parts owned by QCP (the balance of the QCP Mobile Equipment and related parts will be conveyed to the Partnership after completion of reclamation) and (c) any assets related to the Bullmoose mine (the balance of which will be conveyed, subject to receipt of joint venture consent, when shutdown by TBCI has been completed and the mine reclaimed).

• All the permits, licenses and reclamation certificates relating to the existing, abandoned, and/or reclaimed production areas and operations on any of the foregoing properties.

• The property and assets being conveyed are collectively called the “Teck Contributed Assets”.

• “QCP Mobile Equipment” means all mobile equipment owned by QCP other than mobile equipment owned by QCP and leased to Teck at January 13, 2003.

Title:	• Title to assets to be registered in name of nominee company on behalf of Partnership where practicable, until time of registration to be held in trust by respective owner for the Partnership.

Consents:	• In the event that an asset requires consent to be conveyed and such consent is not available, all economic benefits of such asset to be held in trust for Partnership.

Working Capital:	• Teck shall use best efforts to manage the working capital at Elkview in the ordinary course so that working capital contributed consistent with the forecast levels disclosed to Fording.

Non-arms Length Contracts:	• Non-arms length contracts for management, administration and marketing to be terminated without charge, subject to necessary transition, if any, at option of Partnership.

Excluded Assets:	• Cash; mobile equipment used at Elkview leased from QCP, Teck or TBCI; and for greater certainty, Teck’s and TBCI’s interest in QCP.

Liabilities:	• Partnership will assume all liabilities associated with the Teck Contributed Assets, except for greater certainty, no reclamation liabilities relating to Bullmoose or Quintette are assumed. However, if the Partnership acquires Quintette’s wash plant it shall assume any demolition or reclamation obligations with respect thereto.

Employees:	• All employees currently employed by ECC will remain so employed on their current terms. The Partnership will offer employment to all non-unionized employees of Teck located on mine site who are actively engaged in operations relating to the Teck Contributed Assets and to five non-mine site employees exclusively engaged in respect of such operations. The Partnership will offer employment to such employees on terms and conditions not less favourable taken as a whole, recognizing their service with Teck for all purposes.

Pensions:	• In respect to non-stand alone pension plans for employees transferred to the Partnership, subject to regulatory approval Teck will transfer plan assets, including proportional share of any surplus, to a Partnership plan established for the purpose of receiving such assets. If there is a transfer of assets in respect of a transferred employee, the Partnership will assume liabilities (on basis plan is fully funded) for payments to the transferred employers. In all cases, employees to be kept whole.

Tax Provisions:	• The parties will file elections under the Mineral Tax Disposition of a Mine Regulation (BC Reg. 346/95) in relation to the contribution of interests in the Elkview mine to the Partnership

• The Partnership shall bear all transfer and sales taxes applicable in relation to the contributions of assets to the Partnership and the parties shall cooperate to obtain rulings relating to valuation issues which arise in relation to BC property transfer tax and to minimize the incidence of BC social services tax (more commonly known as sales tax) to the contribution of assets to the Partnership.

• The partners and the Partnership will file elections under subsection 97(2) of the federal Income Tax Act in relation to the transfer of eligible assets to the Partnership so that the transfers occur on an income tax deferred basis.

Definitive Agreement:	• A definitive purchase and sale agreement based on this Term Sheet is intended to be settled as soon as practicable between the parties. The applicable parties will negotiate in good faith to complete and sign the definitive purchase and sale agreement before the Closing Date.

• Notwithstanding any failure of the Partnership and Teck to negotiate or enter into a definitive purchase and sale agreement, the provisions of this Term Sheet will nevertheless constitute the terms of a binding agreement between them.

SCHEDULE 2.3(e) TO THE NEW COMBINATION AGREEMENT

FORDING CONTRIBUTION TERM SHEET

All capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Combination Agreement.

Parties:	• Fording Coal Partnership

• Fording Inc. and its relevant subsidiaries or affiliates (collectively, “Fording”).

Closing Date:	• As defined in the Combination Agreement.

Assets Conveyed:	• All of the assets, tangible and intangible, leased or owned, of Fording (including the Luscar Contributed Assets but excluding the Excluded Assets), including:

• All mines and related infrastructure; coal reserves and resources; mineral resource royalties; deferred stripping; machinery, technology, equipment, leased rail equipment and other personal property located at the site to operate the facilities; transferable licences, permits and approvals; contracts for sale of coal and procurement of services; geological/ mining data and engineering surveys; intellectual property and information technology; books, operating records, operating safety and maintenance manuals, other documentation related to the facilities.

• All of the Vendor’s mineral rights in jurisdictions other than Alberta, Saskatchewan and Manitoba.

Excluded Assets:	• Fording’s rights and obligations in connection with its interest in the Esquimault and Nanaimo railway lands, including the former mining operation located at the Mount Washington mine site.

• Fording’s Prairie Operations.

Assumed Liabilities and Obligations:	• The Partnership will on the Closing Date assume and be responsible for (and shall indemnify and hold Fording harmless from and against) all liabilities and obligations relating to the Assets and the operation thereof, whether accruing prior to or after the Closing Date, the replacement of letters of credit (to be set forth in a schedule to be provided at Closing) which are posted as security for mining operations (with the exception of the Excluded Liabilities and Obligations), including, without limitation, all liabilities and obligations for reclamation, demolition, environmental or other associated liabilities and obligations in respect of the Assets Conveyed.

Excluded Liabilities and Obligations:	• All liabilities related to employment income and bonuses, if any, of the Transferred Employees arising prior to the Closing Date (apart from any obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of those Transferred Employees who do not accept the Partnership’s offer of employment on the Closing Date, for which the Partnership will be responsible).

• Liabilities and obligations in respect of the Excluded Assets.

Transferred Employees:	• The Partnership will become bound by the collective agreements with respect to all of Fording’s union employees other than those employed in connection with the Excluded Assets and be responsible for the employer’s obligations which arise after the Closing Date.

• The Partnership will offer employment on the Closing Date to all non-union employees (“Transferred Employees”) other than those employed in connection with the Excluded Assets including, without limitation, all employees on leave or receiving benefits on the Closing Date, on terms and conditions no less favourable in the aggregate than those in effect on the Closing Date. The Partnership shall recognize in full and be solely responsible for all past service of all such employees. The Partnership will also be responsible for all employment obligations with respect to those employees who accept employment with the Partnership following commencement of their employment with Partnership and will also be responsible for all obligations and liabilities for severance pay, termination pay, vacation pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal or other employee benefits or claims in respect of those Transferred Employees who do not accept the Partnership’s offer of employment on the Closing Date.

• The Partnership will on the Closing Date, assume all pension and post retirement assets and obligations, effective as of the Closing Date, with respect to the Transferred Employees.

Title:	• Title to assets to be registered in name of nominee company on behalf of the Partnership where practicable, until time of registration to be held in trust by respective owner for the Partnership.

Consents:	• The Partnership and Fording shall cooperate and use commercially reasonable efforts to obtain all required consents and approvals for the transaction on terms acceptable to each of the parties, acting reasonably. In the event any such consents and approvals are not obtained by Closing, the parties shall continue to pursue them and all the benefits and liabilities shall be held for the account of Partnership.

Tax Provisions:	• The parties will file elections under the Mineral Tax Disposition of a Mine Regulation (BC Reg. 346/95) in relation to the contribution of interests in Fording River, Coal Mountain and Greenhills mines to the Partnership.

• The Partnership shall bear all transfer and sales taxes applicable in relation to the contributions of assets to the Partnership and the parties shall cooperate to obtain rulings relating to valuation issues which arise in relation to BC property transfer tax and to minimize the incidence of BC social services tax (more commonly known as sales tax) to the contribution of assets to the Partnership.

• The partners and the Partnership will file elections under subsection 97(2) of the federal Income Tax Act in relation to the transfer of eligible assets to the Partnership so that the transfer occur on an income tax deferred basis.

Definitive Agreement:	• A definitive purchase and sale agreement based on this Term Sheet is intended to be settled as soon as practicable between the parties. The applicable parties will negotiate in good faith to complete and sign the definitive purchase and sale agreement before the Closing Date.

• Notwithstanding any failure of the Partnership and Fording to negotiate or enter into a definitive purchase and sale agreement, the provisions of this Term Sheet will nevertheless constitute the terms of a binding agreement between them.

SCHEDULE 2.3(n) TO THE NEW COMBINATION AGREEMENT

RECIPROCAL NON-COMPETITION AGREEMENT

TERM SHEET — JANUARY 12, 2003

Parties:	• Luscar Energy Partnership and Luscar Ltd. (collectively “Luscar”), Fording Inc., the Fording Canadian Coal Trust (the “Trust”) and a general partnership (the “Partnership”) organized under the Trust (Fording Inc., the Trust and the Partnership, collectively, “Fording”). For greater certainty, Teck Cominco Limited shall not be bound by this agreement.

Fording Non-Compete:	• Fording agrees that it will not operate, own, lease or contract mine any assets or business involving thermal coal in Canada for a period of 5 years from the Closing Date (as defined in the Combination Agreement), except for assets or businesses that primarily produce metallurgical coal but where thermal coal is produced incidentally from such operations or when such coal is blended so as to be marketed as metallurgical coal (“Byproduct Thermal Coal”). Fording is permitted to sell Byproduct Thermal Coal without restriction. Subject to the approval of the independent trustees of the Trust, the Partnership and Luscar shall enter into an agreement to appoint Luscar as the marketing agent of the Partnership with respect to Byproduct Thermal Coal sales to customers within Canada other than sales under any contracts already in place on the Closing Date, including subsequent extensions. The agency contract shall be on arm’s length commercial terms. The contract shall have a term of 5 years, terminable at the election of the Partnership with the approval of the independent trustees of the Trust at any time after the expiry of 2 years.

Luscar Non-Compete:	• Luscar agrees that it will not operate, own, lease or contract mine any assets or business involving metallurgical coal in Canada for a period of 5 years from the Closing Date, except for assets or businesses that primarily produce thermal coal but where metallurgical coal is produced incidentally from such operations (“Byproduct Metallurgical Coal”). Luscar is only permitted to sell Byproduct Metallurgical Coal if Fording acts as the marketing agent with respect to those sales. Fording agrees to act in a commercially reasonable manner as marketing agent for such sales.

Severability:	• If a court or other tribunal of competent jurisdiction determines that any one or more of the provisions contained in the Term Sheet is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Term Sheet would fail in its essential purpose.

SCHEDULE 2.4A TO THE NEW COMBINATION AGREEMENT

FORDING CANADIAN COAL TRUST

GOVERNANCE AGREEMENT

TERM SHEET

Parties:	• Fording Canadian Coal Trust (the “Trust”)

• New Fording

• Teck

• Westshore

• OTPP

• SCPII

• CONSOL

Trustees:	• The Trust will have 9 Trustees. Initially, the Trustees will be:

• Michael A. Grandin
• Michael Parrett
• Harry G. Schaefer
• William W. Stinson
• Robert J. Wright
• John Zaozirny
• an independent nominee of SCPII
• a nominee of Teck
• a nominee of CONSOL

• Each of Teck, Westshore, SCPII and CONSOL shall have the right to nominate one Trustee, provided that:

• no employee of the Fording Coal Partnership shall be a Trustee;

• for CONSOL’s right to nominate, CONSOL must hold at least 2 million Units (representing approximately 4.5% of the outstanding Units);

• for Teck’s right to nominate, Teck must hold at least 4.5% of the outstanding Units;

• for Westshore’s right to nominate, Westshore must hold at least 4.5% of the outstanding Units; and

• for SCPII’s right to nominate, SCPII must hold at least 4.5% of the outstanding Units and the nominee of SCPII must be independent of both OTPP and Sherritt.

• The balance of the Trustees are to be nominated by the Governance, Nomination and Compensation Committee of the Trustees.

• Chairman will not have casting vote.

Board of New Fording:	• The Board of New Fording will have 9 directors. Initially, the directors will be:

• Michael A. Grandin
• Norman B. Keevil

• Michael Parrett
• Roger A. Phillips
• Harry G. Schaefer
• William W. Stinson
• David A. Thompson
• an independent nominee of SCPII, provided that the nominee shall be different than its nominee for Trustee
• a nominee of CONSOL, provided that the nominee shall be different than its nominee for Trustee

• Each of Teck, Westshore, SCPII and CONSOL shall have the right to nominate one director of New Fording, provided that:

• no employee of the Fording Coal Partnership shall be a director of New Fording;

• for CONSOL’s right to nominate, CONSOL must hold at least 2 million units (representing approximately 4.5% of the outstanding Units);

• for Teck’s right to nominate, Teck must hold at least 4.5% of the outstanding Units;

• for Westshore’s right to nominate, Westshore must hold at least 4.5% of the outstanding Units; and

• for SCPII’s right to nominate, SCPII must hold at least 4.5% of the outstanding Units and the nominee of SCPII must be independent of both OTPP and Sherritt.

• Chairman will not have casting vote.

Executive Officers:	• The Chairman and CEO of the Trust will be selected by the Trustees from among the independent Trustees. If a nominee for officer of the Trust is a director or officer of Teck or of the Partnership, the nominee must be ratified by the independent Trustees. The initial Chairman and CEO of the Trust will be Michael Grandin. The initial officers of the Trust will be Jim Gardiner (President) and Allen Hagerman (CFO).

• The Chairman and CEO of New Fording will be selected by the directors of New Fording from among the independent directors of New Fording. If a nominee for officer of New Fording is a director or officer of Teck or of the Partnership, the nominee must be ratified by the independent directors of New Fording. The initial Chairman and CEO of New Fording will be Michael Grandin. The initial officers of New Fording will be Jim Gardiner (President) and Allen Hagerman (CFO).

• The initial officers of the Partnership will be Jim Gardiner (President and CEO) and Allen Hagerman (CFO).

SCHEDULE 2.4B TO THE NEW COMBINATION AGREEMENT

FORDING CANADIAN COAL TRUST

DECLARATION OF TRUST

TERM SHEET

Trustees and Officers:	• The Trust will have 9 Trustees. The initial Trustees shall be:

(a) Michael A. Grandin

(b) Michael Parrett

(c) Harry G. Schaefer

(d) William W. Stinson

(e) Robert J. Wright

(f) John Zaozirny

(g) an independent nominee of SCPII

(h) a nominee of Teck

(i) a nominee of CONSOL

• Thereafter, up to four of the Trustees shall be nominated pursuant to the Governance Agreement (one each by Teck, Westshore, SCPII and CONSOL) and the balance shall be nominated by the Governance, Nomination and Compensation Committee of the Trustees.

• All Trustees are to be elected by the Unitholders.

• A majority of the Trustees shall be independent Trustees. A nominee (as Trustee or as director of New Fording) will be an “independent”, if the nominee:

(a) is not an associate of or acting jointly or in concert with any of Teck, Westshore, SCPII, Sherritt International Corporation, Luscar or OTPP (collectively the “Principals”) or their respective affiliates;

(b) would qualify as an “unrelated director” (under the TSX definition) of each of the Principals, if the nominee was a director of each of the Principals; and

(c) would qualify as an “unrelated director” (under the TSX definition) of the Trust or of New Fording, as appropriate.

• A majority of the Trustees must be Canadian residents.

• No employee of the Fording Coal Partnership shall be a Trustee.

Trustees Powers and Duties:	• Trustees powers are subject to specific limitations contained in the Declaration of Trust, and otherwise Trustee’s shall have full control over the assets and affairs of the Trust.

• Trustees must disclose all conflicts of interest and a Trustee’s ability to vote on matters where a conflict exists is restricted.

• Entering into contracts with a Related Party (as defined in OSC Rule 61-501) is subject to the approval of a majority of the Trustees and not less than a majority of the Independent Trustees, except to give effect to any transaction contemplated in the Combination Agreement or any agreement referred to therein.

• Up to four of the nominees as directors of New Fording are to be selected in accordance with the Governance Agreement (one each by Teck, Westshore, SCPII and CONSOL) and the balance are to be nominated by the Governance, Nomination and Compensation Committee of the Trustees.

• Trustees shall vote the New Fording Common Shares in favour of these nominees as directors of New Fording, provided that:

(a) the nominees shall be approved by more than 50% of the votes cast at a Unitholder meeting;

(b) none of the nominees is an employee of the Fording Coal Partnership;

(c) a majority of the nominees are “independent”, as defined above; and

(d) a majority of the nominees shall not be Trustees

Investments of Trust:	• The operations and investments of the Trust shall be restricted to:

(a) investing in such securities as may be approved by the Trustees from time to time, including the New Fording Common Shares;

(b) issuing guarantees of the indebtedness of wholly-owned subsidiaries;

(c) disposing of assets of the Trust;

(d) holding cash or other short term investments; and

(e) undertaking such other activities as may be approved by the Trustees from time to time

Units:	• Beneficial interests in the Trust will be divided into Units and all entitlements of the Unitholders shall be determined on a pro rata basis.

• The Trust may create and issue rights, warrants or options to subscribe for fully paid Units.

• A maximum of 49% of the Units may be held for the benefit of non-residents of Canada.

• Units may be redeemed at the request of a holder for the lesser of 90% of the “market price” or the “closing market price” on the principal market on which the Units trade on a “redemption date” on terms that are typical for income funds listed and posted for trading on the TSX, including providing for the payment of all or part of the “redemption price” in securities.

• Compulsory acquisition is to be provided for if a take-over bid is made for the Units and not less than 90% of the Units are acquired by an offeror (excluding Units held by such offeror and its affiliates or associates as at the date the take-over bid was made).

• Dissent rights are to be granted to Unitholders in connection with:

(a) a compulsory acquisition;

(b) the disposition of all or substantially all of the assets of the Trust, or any merger, amalgamation or arrangement of the Trust; and

(c) any transactions by New Fording, if such matter is a matter for which a Unitholder would have been granted the right to dissent under section 190 of the CBCA if such Unitholder was a shareholder of New Fording and not a Unitholder.

Meetings of Unitholders:	• There shall be an annual meeting of the Unitholders and additional special meetings may be called by the Trustees or upon the request of Unitholders holding not less than 10% of the Units then outstanding.

• The approval of at least two-thirds of the votes cast at a meeting of Unitholders is required to:

(a) authorize any combination, merger, amalgamation or arrangement of the Trust or New Fording (except in conjunction with an internal reorganization);

(b) dispose of all or substantially all of the assets of the Trust or New Fording;

(c) except in conjunction with an internal reorganization or to Unitholders pursuant to the redemption rights of Unitholders, dispose of any securities of New Fording held by the Trust;

(d) authorize the issuance of any shares in the capital of New Fording other than to the Trust or another wholly-owned subsidiary of the Trust, or except in connection with the satisfaction of the redemption rights in respect of the Units;

(e) amend the articles of New Fording;

(f) liquidate or dissolve New Fording; or

(g) approve the voluntary termination, dissolution or winding up of the Fund.

• So long as Luscar holds any Units of the Trust and only for a period of 5 years from the Effective Date, the approval of 75% of the votes cast at a meeting of Unitholders is required for the Trust to dispose of more than 90% of the common shares of New Fording held by the Trust, except:

(a) in conjunction with an internal reorganization such that the Trust remains the sole direct or indirect common shareholder of New Fording, or

(b) to Unitholders pursuant to the redemption rights of Unitholders.

Meetings of Trustees:	• Unless otherwise provided, the actions of Trustees require majority approval of the Trustees if considered at a meeting, and unanimous written approval if otherwise approved.

• Trustees may delegate powers to committees and the Declaration of Trust will contemplate the creation of an audit committee and a governance, nomination and compensation committee as well as provide for the creation of such other committees as the Trustees may determine.

• Chairman will not have a casting vote.

Distributions:	• The Trust will distribute all of its Distributable Cash, being all of the cash received by the Trust from New Fording less:

(a) expenses and other obligations of the Trust; and

(b) any amounts paid in cash by the Trust in connection with the redemption of Units.

• Distributions will be made quarterly to Unitholders on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month.

• Where the Trustees determine that the Trust does not have sufficient available cash to make the full amount of any distribution, the payment of such distribution may be made in Units.

Amendments:	• Trustees may only make minor amendments to the Declaration of Trust without obtaining the approval of two-thirds of the votes cast at a Unitholder meeting.

• Amendments to the distribution policy of the Trust require the approval of at least two-thirds of the Unitholders.

Termination:	• The Trust shall continue in force and effect so long as any property of the Trust is held by the Trustees.

• The Trust may be terminated by the vote of at least two-thirds of the votes cast at meeting of the Unitholders called for that purpose.

Liabilities of the Trustees:	• The liabilities and indemnification of the Trustees will be consistent with what is found in other income trusts that trade on the TSX.

SCHEDULE 2.5 TO THE NEW COMBINATION AGREEMENT

PRESS RELEASE

Attention Business Editors:

Multi-Party Agreement Creates Superior Value For Fording Shareholders

$35.00 per share, cash component of $21.75 per share plus 0.379 of a unit plus special distributions totalling $1.48 per unit

Fording, Teck Cominco and Sherritt/ Teachers’/ CONSOL to Combine Assets to Form a Major World Competitor in Metallurgical Coal

      CALGARY, Jan. 13 / CNW/ — The Boards of Directors of Fording Inc. (TSX/ NYSE: FDG), Teck Cominco Limited (TSX: TEK.A, TEK.B), Westshore Terminals Income Fund (TSX: WTE.UN) and Sherritt Coal Partnership II, a partnership of Sherritt International Corporation (TSX: S) and Ontario Teachers’ Pension Plan, today announced an agreement to combine the metallurgical coal assets of Fording, Teck Cominco and the Luscar Energy Partnership as part of a series of transactions that will see Fording Inc. converted into the Fording Canadian Coal Trust (the “Fording Trust”) under a plan of arrangement.

      The multi-party agreement will provide Fording shareholders with the choice, subject to pro ration, of receiving:

1.	$35.00 cash per share, to a maximum cash consideration of $1.05 billion; or

2.	One unit of the Fording Trust per share to a maximum of approximately 21.4 million units; or

3.	A combination of cash and units subject to the maximums described above.

      In addition to Fording Trust’s regular quarterly distributions, holders of units will also be entitled to receive a special distribution of $1.48 per unit, payable as to one half with each of the first two quarterly regular distributions made by the Fording Trust to unitholders of record at these times. Each special distribution will be in addition to Fording Trust’s regular quarterly distribution.

      Teachers’ will elect to receive units for each of the approximately 3.2 million Fording shares it owns. If all other shareholders elect to receive cash for their Fording shares, they will receive $21.75 in cash, 0.379 of a unit of Fording Trust for each Fording share plus $1.48 in total for each full unit from the additional special distributions. On completion of the transaction, approximately 47.1 million units would be outstanding.

      As part of the agreement, Sherritt Coal Partnership II has agreed to withdraw its amended offer dated January 6, 2003, and return any and all shares tendered to that offer to the original holders.

      The agreement builds on the previous transaction announced by Fording, Teck Cominco and Westshore Terminals with the added participation of Sherritt, Teachers’ and CONSOL Energy Inc. The completion of the transaction is subject to customary conditions including receipt of customary regulatory approvals.

“Even before this process began in October, our commitment has always been to unlock the value in Fording for our shareholders. This agreement fulfills our commitment and deserves the support of all Fording shareholders,” said Richard Haskayne, Chairman of Fording Inc. “It allows shareholders to realize a significant cash component for their Fording shares while also providing the opportunity to continue as investors in the pre-eminent Canadian producer of metallurgical coal.”

      The Agreement will result in the consolidation of metallurgical coal operations in British Columbia’s Elk Valley, providing even greater opportunities for operational and marketing synergies than those available under any previous proposal presented to Fording shareholders.

      The coal partnership contemplated by the agreement will be the world’s second largest metallurgical coal company, producing approximately 20% of global seaborne high-quality metallurgical coal and with estimated 2003 sales of approximately 25 million tonnes compared with Fording’s 14 million tonnes.

Arrangement Structure

      As with the previously proposed combination, Fording Trust will hold an interest in a coal partnership that will hold Fording’s and Teck Cominco’s metallurgical coal assets, and to which will be added the metallurgical coal assets of Luscar and CONSOL. The Luscar/ CONSOL assets consist of the Line Creek mine, the Luscar mine, the undeveloped Cheviot deposit and a 46.4% interest in Neptune Bulk Terminals (Canada) Ltd.

      Fording Trust will initially hold a 65% interest in the coal partnership and 100% of Fording’s industrial minerals business. Teck Cominco will contribute its metallurgical coal assets, including the Elkview mine and $125 million to the partnership for an initial 351 interest. As manager of the coal partnership, Teck Cominco will have the right to earn up to an additional 5% interest over a four-year period, bringing its interest to 40%, if the partnership achieves specified operating synergies.

      Teck will no longer have the right to exchange its interest in the coal partnership into units of the Fording Trust.

      Existing Fording shareholders, other than Teachers’, will hold 18.3 million units of Fording Trust representing 38.8% of the trust. (All trust ownership percentages assume full cash election).

      Sherritt Coal Partnership II will invest $375 million comprised of an investment of $275 million by Teachers’, and $100 million by Sherritt, and will own a 22.7% interest in Fording Trust. Because Teachers’ has agreed to accept all units for its 3.2 million Fording shares, it will hold a 6.7% interest in Fording Trust directly.

      Teck Cominco and Westshore Terminals will each invest $150 million in Fording Trust units and each will own 9.1% of Fording Trust. The coal partnership also will enter into a long-term port services contract with Westshore Terminals on commercial terms previously negotiated between Fording and Westshore.

      Luscar and CONSOL will each receive 3.2 million units of Fording Trust in exchange for their contribution of assets, resulting in each having a 6.8% interest.

      Fording Trust is expected to have pro forma consolidated capitalization of approximately $2.0 billion including pro forma consolidated debt of approximately $336 million, before working capital. Fording’s existing foreign exchange hedge contracts will remain in place.

      Sherritt Coal Partnership II will purchase all of Fording’s prairie coal operations and assets for $225 million. The Fording Trust will retain a royalty, capped at a maximum of 5% of gross revenue, on production from certain coal properties included in the sale.

      Upon successful completion of the transaction, Fording has agreed to pay the expenses incurred by Teck Cominco, Westshore Terminals and Sherritt Coal Partnership II in carrying out the various transactions required to form the new trust, to a maximum of $75 million.

      The Board of Directors of Fording Inc. has received the opinion of its financial advisors, RBC Capital Markets, that the consideration under the plan of arrangement is fair, from a financial point of view, to Fording shareholders. The Board of Directors of Fording unanimously recommends that shareholders vote in favour of the new plan of arrangement.

      Fording shareholders will vote on a revised plan of arrangement to effect the proposed transaction at a special meeting to be scheduled shortly with the intention of completing the transaction in February 2003. They will shortly receive a supplement to Fording’s information circular, including the reasons for the Board’s recommendation that shareholders approve the plan.

      Fording expects that the combination, with its greater potential for synergies, will result in significantly enhanced distributable cash flow per unit compared with any of the previous alternatives presented to shareholders.

      Since the closing of the plan of arrangement is expected to be deferred to February 2003, the level of distributable cash for the first quarter will not reflect the full benefits of the trust structure.

      The Fording Trust will have strong corporate governance features that meet the highest standards of independence. Fording Trust will have a majority of independent trustees and its operating company will have a majority of independent board members.

      The Chairman and Chief Executive Officer of the Fording Trust will be Michael Grandin, who is currently an independent director of Fording. Jim Gardiner will be President and Chief Executive officer of the coal partnership and will be President of the Fording Trust.

      Ian W. Delaney, Chairman of Sherritt commented: “We are pleased that the process we commenced in October has led to such a successful result for Sherritt while at the same time contributing to the rationalization of the Canadian coal industry. This consolidation transaction permits Sherritt to leverage its investment in each of its metallurgical and thermal coal businesses. The addition of the Fording Prairie operations and its substantial reserves complement Luscar’s already significant thermal coal position. By adding the stable, long-term cash flow of the Genesee operation and the royalty income from the thermal coal lands, Luscar’s cash flow will be strengthened and will become a larger influence on Sherritt’s overall results. The consolidation of our metallurgical operation with those of our new partners offers the prospect of more efficient operations and a more substantial presence in the international marketplace.”

      “Teachers’ is pleased to have been the catalyst for the creation of this new trust, which brings together Canada’s premier metallurgical coal mining properties,” said Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers’. “The high quality of the coal produced, the long life of the reserve base, the prominent position the Fording Trust will have in international metallurgical coal markets and the wealth of experience available to manage these assets, makes the Fording Trust a benefit to Canada and an attractive investment for Teachers’. Investors will be able to participate in a trust that will have a sound capital structure with excellent corporate governance. We intend to fully support this new plan and will exchange our Fording shares for units.”

      David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco Limited said: “The agreement announced today creates a world class competitor in the metallurgical coal industry. Teck Cominco, as manager of the coal partnership, looks forward to creating substantial value through operating efficiencies and other synergies. This transaction furthers our diversification strategy, adding a substantial stake in a 25 million tonne coal producer to our existing base metal and other interests.”

      Westshore Terminals Income Fund Chairman William Stinson added: “Westshore is pleased to make a significant investment in units of this exciting new trust and to have played a supporting role in bringing together Canada’s three principal metallurgical coal companies, all of which have been key customers at the Westshore coal terminal for over a quarter century. The scale and efficiencies created by this agreement will benefit everyone involved.”

      “We are embarking on the most significant transformation in the history of the Canadian coal industry,” said Jim Gardiner, President and Chief Executive Officer of Fording Inc. “For the past several months, we have managed a process that has resulted in substantial value realized for our shareholders. However, on behalf of the management teams at each company, I want to assure all employees of our commitment to making this transition as smooth as possible. There will be changes, but we will all benefit from being part of a larger, stronger and more competitive organization.”

      Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite. Further information can be found at www.fording.ca.

      Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt’s 97.7 million restricted voting shares and $600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Further information can be found at www.sherritt.com.

      Ontario Teachers’ Pension Plan Board is one of Canada’s largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of $68 billion. With a solid track record of investment in Canada and worldwide, Teachers’ has achieved an 11.7 percent average rate of return since its investment program began in 1990.

      Teachers’ invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers’ Federation. Further information can be found at www.otppb.com.

      Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight operating mines and two refineries. Further information can be found at www.teckcominco.com.

      Westshore Terminals Income Fund, created in 1996, owns Westshore Terminals Ltd., which operates Canada’s leading coal export facility and the largest dry bulk terminal on the west coast of the Americas. The Fund’s units trade on The Toronto Stock Exchange under the symbol WTE.UN. Further information is available at www.westshore.com.

      Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording, Sherritt International, Teck Cominco and Westshore Terminals. Risks, uncertainties and other factors are discussed in public filings of Fording, Sherritt International, Teck Cominco and Westshore Terminals with the Canadian securities regulatory authorities and, in the case of Fording, with the United States Securities and Exchange Commission.

Notice of Conference Call and Webcast:

      Fording Inc. will host a conference call and webcast for investors to discuss the agreement.

      Date: Today, January 13, 2003

      Time: 11:30 a.m. Eastern Time, 9:30 a.m. Mountain Time, 8:30 a.m. Pacific Time.

      Dial-in numbers: 416-640-1907 or 1-800-814-3911 (No Passcode Required)

      The call can also be heard through the companies, websites www.fording.ca, www.teckcominco.ca, and www.sherritt.com.

Participants will include:

From Fording Inc:

Richard Haskayne, Chairman of the Board of Directors
Jim Gardiner, President and Chief Executive officer
Allen Hagerman, Vice President and Chief Financial Officer

From Sherritt Coal Partnership II:

Ian W. Delaney, Chairman, Sherritt International Corporation
Brian J. Gibson, Senior Vice-President of Global Active Equities,
Ontario Teachers’ Pension Plan Board

From Teck Cominco Limited:

David Thompson, Deputy Chairman and Chief Executive Officer

From Westshore Terminals Income Fund:

Michael Korenberg, Trustee

      A recording of the call will also be available until Midnight, Wednesday, January 15, 2003 by dialing 1-416-640-1917 or 1-877-289-8525 and entering access code 232992, followed by the pound key.

      For further information: Fording Inc. — Investors: Mark Gow, CA, Director, Investor Relations, Fording Inc., (403) 260-9834; Media: John Lute, Lute & Company, (403) 260-9876 or (416) 929-5883 ex 222; Sherritt Coal Partnership II — Ernie Lalonde, (416) 934-7655; Teck Cominco Limited — Tom Merinsky, Director, Investor Relations, (604) 685-3007; Westshore Terminals Income Fund — Nick Desmarais, (604) 688-6764

SCHEDULE 4.1 TO THE NEW COMBINATION AGREEMENT

REGULATORY APPROVALS

Canadian Filings

      Canadian Securities Regulatory Authorities

      Competition Act

      Toronto Stock Exchange

International Filings

      European Community: Merger Task Force of Directorate-General for Competition of the European Commission (if required, approvals in Belgium and Germany or other member states will not be required)

      Belgium: Ministére des Affaires écononomiques, and Competition Council (if European Community approval not required)

      Brazil: Conselho Administrativo de Defesa Econômica (CADE)

      Germany: Bundeskartellamt (if European Community approval not required)

      Japan: Fair Trade Commission

      Mexico: Comisión Federal de Competencia

United States Filings

      Federal Trade Commission and Antitrust Division of the Department of Justice (if required)

New York Stock Exchange

      Any required competition filings determined to be triggered as a result of the parties sharing information in connection with the proposed transactions.

APPENDIX G —

FORDING CANADIAN COAL TRUST
PRO FORMA FINANCIAL STATEMENTS

FORDING CANADIAN COAL TRUST

Unaudited Pro Forma Consolidated Financial Statements

September 30, 2002 and December 31, 2001
(millions of Canadian dollars)

FORDING CANADIAN COAL TRUST

COMPILATION REPORT ON

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

January 23, 2003

To the Directors of

FORDING INC.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Fording Canadian Coal Trust as at September 30, 2002 and the unaudited pro forma consolidated statements of income and unaudited pro forma consolidated statements of distributable cash for the nine month period ended September 30, 2002, and the year ended December 31, 2001. These pro forma consolidated financial statements have been prepared for inclusion in the third supplement dated January 27, 2003 to the Fording Inc. Management Information Circular relating to the creation of Fording Canadian Coal Trust. In our opinion, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of income and unaudited pro forma consolidated statements of distributable cash have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

Chartered Accountants

Calgary, Alberta

FORDING CANADIAN COAL TRUST

Unaudited Pro Forma Consolidated Balance Sheet

As at September 30, 2002
(millions of Canadian dollars)

		Luscar Asset			Prairie							Fording Inc.			Fording
	Fording	Purchase			Asset Sale			Adjusted	Partnership			with	Income Trust		Income Trust
	Inc.	Adjustment			Adjustments			Fording Inc.	Adjustments			Partnership	Adjustments		Pro Forma

Assets
Current assets
Cash, temporary investments	$6.8	$—			$225.0	2(a	)	$237.6	$125.0	3(a	)	$362.6	$(375.0)	4(a)	$5.0
					5.8	2(a	)						(110.0)	4(b)
													110.0	4(d)
													20.0	4(d)
													(2.6)	4(h)
Accounts receivable	41.3	—			(5.7)	2(a	)	35.6	23.9	3(a	)	59.5	—		59.5
Inventories	186.8	—			(0.6)	2(a	)	186.2	(17.3)	3(a	)	168.9	—		168.9
Prepaid expenses	10.4	—			—			10.4	(2.0)	3(a	)	8.4	—		8.4

	245.3	—			224.5			469.8	129.6			599.4	(357.6)		241.8
Capital assets	789.3	—			(94.9)	2(a	)	694.4	46.6	3(a	)	728.7	—		728.7
									(12.3)	3(b	)
Luscar assets	—	224.0	2(c	)	—			224.0	(93.4)	3(a	)	130.6	—		130.6
Other assets	10.5	—			—			10.5	(2.2)	3(a	)	8.3	—		8.3

	$1,045.1	$224.0			$129.6			$1,398.7	$68.3			$1,467.0	$(357.6)		$1,109.4

Liabilities
Current liabilities
Bank indebtedness	$10.7	$—			$—			$10.7	$—			$10.7	$—		$10.7
Accounts payable	74.5	—			(0.4)	2(a	)	74.1	(1.1)	3(a	)	73.0	—		73.0
Income taxes payable	0.3	—			—			0.3	—			0.3	—		0.3

	85.5	—			(0.4)			85.1	(1.1)			84.0	—		84.0
Non-current liabilities	62.9	—			—			62.9	(16.6)	3(a	)	46.3	—		46.3
Long-term debt	136.0	—			—			136.0	18.8	3(a	)	154.8	20.0	4(d)	354.8
													110.0	4(d)
													70.0	4(d)
Future income taxes	185.7	—			47.3	2(a	)	233.0	(12.3)	3(b	)	220.7	(11.6)	4(b)	209.1

	470.1	—			46.9			517.0	(11.2)			505.8	188.4		694.2

Unitholders’ Equity
Common shares	122.1	224.0	2(c	)	—			346.1	—			346.1	(26.4)	4(a)	—
													(75.0)	4(b)
													(9.5)	4(d)
													(0.2)	4(h)
													(235.0)	4(i)
Retained earnings	418.6	—			82.7	2(a	)	501.3	79.5	3(a	)	580.8	(348.6)	4(a)	145.9
													(35.0)	4(b)
													11.6	4(b)
													(60.5)	4(d)
													(2.4)	4(h)
Trust units	—	—			—			—	—			—	235.0	4(i)	235.0
Foreign currency translation adjustments	34.3	—			—			34.3	—			34.3	—		34.3

	575.0	224.0			82.7			881.7	79.5			961.2	(546.0)		415.2

	$1,045.1	$224.0			$129.6			$1,398.7	$68.3			$1,467.0	$(357.6)		$1,109.4

FORDING CANADIAN COAL TRUST

Unaudited Pro Forma Consolidated Statement of Income

For the nine months ended September 30, 2002
(millions of Canadian dollars)

		Prairie Asset
		Sale and											Fording
		Luscar							Fording Inc.				Income
	Fording	Purchase			Adjusted	Partnership			with	Income Trust			Trust
	Inc.	Adjustments			Fording Inc.	Adjustments			Partnership	Adjustments			Pro Forma

Revenue	$669.8	$(49.9)	2(b	)	$867.9	$(99.1)	3(c	)	$768.8	$—			$768.8
		248.0	2(d	)

Expenses
Cost of sales	492.7	(16.8)	2(b	)	695.3	(100.4)	3(c	)	594.9	—			594.9
		219.4	2(d	)
Selling, general and administrative	12.0	2.5	2(d	)	14.5	(1.6)	3(c	)	12.9	1.5	4(f	)	14.4
Depreciation and depletion	53.9	(5.2)	2(b	)	65.0	(11.2)	3(c	)	53.8	—			53.8
		16.3	2(d	)
Brooks capital expense	7.9				7.9	(2.8)	3(c	)	5.1	—			5.1

	566.5	216.2			782.7	(116.0)			666.7	1.5			668.2

Income from operations	103.3	(18.1)			85.2	16.9			102.1	(1.5)			100.6
Other expenses, net, including interest	4.2	—			4.2	1.0	3(d	)	5.2	0.7	4(c	)	12.8
										6.9	4(e	)

Income before taxes	99.1	(18.1)			81.0	15.9			96.9	(9.1)			87.8

Income taxes
Current Canadian taxes	26.1	(9.8)	2(b	)	20.6	(0.4)	3(d	)	20.5	(0.3)	4(c	)	(2.0)
		4.3	2(d	)		0.3	3(e	)		(2.6)	4(e	)
										(19.6)	4(g	)
Current mineral taxes	15.5	0.6	2(d	)	16.1	(4.4)	3(c	)	11.7	—			11.7
Current foreign taxes	1.6	—			1.6	—			1.6	—			1.6

	43.2	(4.9)			38.3	(4.5)			33.8	(22.5)			11.3
Future taxes	7.6	—			7.6	(5.1)	3(e	)	2.5	—			2.5

	50.8	(4.9)			45.9	(9.6)			36.3	(22.5)			13.8

Net income	$48.3	$(13.2)			$35.1	$25.5			$60.6	$13.4			$74.0

Weighted average number of units outstanding (millions)													47.3

Basic earnings per unit													$1.57

Diluted earnings per unit													$1.56

FORDING CANADIAN COAL TRUST

Unaudited Pro Forma Consolidated Statement of Income

For the year ended December 31, 2001
(millions of Canadian dollars)

		Prairie Asset
		Sale and											Fording
		Luscar							Fording Inc.				Income
	Fording	Purchase			Adjusted	Partnership			with	Income Trust			Trust
	Inc.	Adjustments			Fording Inc.	Adjustments			Partnership	Adjustments			Pro Forma

Revenue	$1,000.4	$(80.2)	2(b	)	$1,274.9	$(209.5)	3(c	)	$1,065.4	$—			$1,065.4
		354.7	2(d	)

Expenses
Cost of sales	739.0	(32.6)	2(b	)	1,024.7	(189.1)	3(c	)	835.6	—			835.6
		318.3	2(d	)
Selling, general and administrative	15.2	1.3	2(d	)	16.5	(2.2)	3(c	)	14.3	2.0	4(f	)	16.3
Depreciation and depletion	69.8	(7.4)	2(b	)	75.3	(10.4)	3(c	)	64.9	—			64.9
		12.9	2(d	)

	824.0	292.5			1,116.5	(201.7)			914.8	2.0			916.8

Income from operations	176.4	(18.0)			158.4	(7.8)			150.6	(2.0)			148.6
Other expenses, net, including interest	12.6	—			12.6	1.3	3(d	)	13.9	1.0	4(c	)	24.1
										9.2	4(e	)

Income before taxes	163.8	(18.0)			145.8	(9.1)			136.7	(12.2)			124.5

Income taxes
Current Canadian taxes	53.5	(15.1)	2(b	)	47.2	(0.5)	3(d	)	46.3	(0.4)	4(c	)	5.1
		8.8	2(d	)		(0.4)	3(e	)		(3.5)	4(e	)
										(37.3)	4(g	)
Current mineral taxes	18.4	0.7	2(d	)	19.1	(5.4)	3(c	)	13.7	—			13.7
Current foreign taxes	6.9	—			6.9	—			6.9	—			6.9

	78.8	(5.6)			73.2	(6.3)			66.9	(41.2)			25.7
Future taxes	(9.6)	—			(9.6)	3.1	3(e	)	(6.5)	—			(6.5)

	69.2	(5.6)			63.6	(3.2)			60.4	(41.2)			19.2

Net income	$94.6	$(12.4)			$82.2	$(5.9)			$76.3	$29.0			$105.3

Weighted average number of units outstanding (millions)													48.1

Basic earnings per unit													$2.19

Diluted earnings per unit													$2.18

FORDING CANADIAN COAL TRUST

Unaudited Pro Forma Consolidated Statement of Distributable Cash

(millions of Canadian dollars)

	Nine months
	ended	Year ended
	September 30,	December 31,
	2002	2001

Fording Canadian Coal Trust pro forma net income	$74.0	$105.3
Depreciation and depletion	53.8	64.9
Brooks capital expense	5.1	—
Future income taxes (recovery)	2.5	(6.5)
Other	2.0	4.0

	137.4	167.7
Sustaining capital, net	(31.5)	(51.5)

Available cash before reserve	105.9	116.2
Reserve (Note 5)	—	—

Distributable cash	$105.9	$116.2

Basic distributable cash per unit	$2.24	$2.41

Diluted distributable cash per unit	$2.23	$2.40

FORDING CANADIAN COAL TRUST

Notes to Unaudited Pro Forma Consolidated Financial Statements

September 30, 2002 and December 31, 2001

1.  Basis of Presentation

On January 12, 2003, Fording Inc. (“the Corporation”) entered into a New Combination Agreement with Teck Cominco Limited (Teck), Westshore Terminals Income Fund (Westshore), Ontario Teachers’ Pension Plan Board (Teachers) and Sherritt International (Sherritt) providing for the New Arrangement (“the Arrangement”), which is different than and amends the Arrangement described in the Information Circular and the Enhanced Arrangement described in the First Supplement and the Second Supplement. The Arrangement contemplates that Fording will proceed with a conversion into an income trust to be known as the Fording Canadian Coal Trust (“the Fund”).

The transaction will see existing shareholders receive a combination of $1,050 million cash and 21.4 million units of the Fund. The Arrangement provides for the Corporation to purchase metallurgical coal assets from the Luscar/ CONSOL Joint Ventures (“the Luscar Contributed Assets”) in exchange for 6.4 million units of the Fund. Luscar is controlled by Teachers and Sherritt. The Arrangement also provides for the sale of the Corporation’s Prairie assets to Sherritt Coal Partnership II (SCP II), a partnership owned by Teachers and Sherritt, for cash consideration of $225 million plus an amount for working capital and a royalty on future expansion of production from the Prairie assets beyond current levels up to 5% of gross revenues from such expansion.

Teck and Westshore will each pay $150 million for 4.3 million units of the Fund, Teachers will pay $275 million for 7.9 million units and Sherritt will pay $100 million for 2.9 million units of the Fund. When the transaction is complete there will be 47.1 million units of the Fund outstanding, assuming all outstanding Options are exercised. The Corporation has arranged a new credit facility whereby it will draw down $336 million to replace existing debt, pay costs of the transaction, pay two special distributions and to complete the funding to existing shareholders.

The Arrangement also provides for the creation of the Fording Coal Partnership (“the Partnership”). Fording will transfer all its metallurgical assets (including the Luscar Contributed Assets) and Teck will transfer its Elkview mine and other metallurgical coal assets into the Partnership that will be owned 65% by the Fund and 35% by Teck. Teck will have the opportunity to increase its interest in the Partnership by a total of 5% over the first four years of the Partnership if certain synergy levels are achieved and if distributable cash from the Elkview mine is increased from the combination of Teck’s Elkview mine and other metallurgical coal assets with the Fording metallurgical assets (including the Luscar Contributed Assets).

The accompanying unaudited pro forma consolidated financial statements (the “pro forma statements”) of the Fund have been prepared by management of the Corporation to give effect to the Arrangement and to reflect the pro forma consolidated financial position of the Fund.

The pro forma consolidated balance sheet, consolidated statements of income and consolidated statements of distributable cash have been prepared from, and should be read in conjunction with, the unaudited consolidated financial statements of the Corporation, the Prairie Operations, the Elkview Mine (a division of Teck) and the Luscar Mine and Line Creek Mine, as at and for the period ended September 30, 2002, and with the audited consolidated financial statements of the Corporation, the Prairie Operations, the Elkview Mine (a division of Teck) and the Luscar Mine and Line Creek Mine as at and for the year ended December 31, 2001.

The pro forma statements are not necessarily indicative of the results of operations or financial position which would have occurred had the Arrangement occurred on the respective dates and therefore may not be representative of the operating results or financial condition of future periods.

2.  Prairie asset sale and Luscar purchase adjustment

(a)	As part of the Arrangement, the Corporation sells its Prairie assets to SCP II for $225 million. The agreement also provides for a payout to be received for the net working capital of the Prairie assets sold. The working capital adjustment at September 30, 2002 would have been $5.8 million. These adjustments remove the Prairie assets from the Corporation’s balance sheet and record a gain of $82.7 million after providing for future income taxes of $47.3 million.

(b)	Adjustments are required to remove the results of operations of the Prairie assets from the income statements of the Corporation.

(c)	The Corporation’s purchase of the Luscar Contributed Assets for 6.4 million units of the Fund does not include net working capital. As the Luscar assets have yet to be valued, no attempt has been made in these pro forma financial statements to allocate the implied purchase price of $224 million to individual assets acquired. Consequently, the Corporation has not adjusted historical depreciation.

(d)	These adjustments add the results of operations of the Luscar Contributed Assets to the income statements of the Corporation.

As part of the Arrangement, the defined benefit pension plans of the Prairie assets and the Luscar Contributed Assets will be fully funded upon closing of the transaction. Accordingly, no pension asset or liability related to these assets has been reflected in the pro

FORDING CANADIAN COAL TRUST

Notes to Unaudited Pro Forma Consolidated Financial Statements — (Continued)

September 30, 2002 and December 31, 2001

forma statements. In addition, certain reclamation liabilities related to the Luscar Contributed Assets are specifically excluded from the Arrangement and remain obligations of the Luscar/ CONSOL Joint Venture. Therefore, such obligations are excluded from the pro forma statements.

3.  Partnership Adjustments

As part of the Arrangement, the Corporation will contribute all of its assets to the Partnership, except for its Industrial Mineral Operations. Teck will contribute its Elkview mine, other metallurgical coal assets, and $125 million to the Partnership. The ownership of the Partnership will be 65% for the Corporation and 35% for Teck. The Partnership is also subject to a working capital adjustment for the Luscar Contributed Assets. For accounting purposes, the Partnership is a joint venture and the Corporation will account for its interest by the proportionate consolidation method. The following Partnership adjustments are necessary to reflect this exchange for the Corporation’s proportionate share of the assets and liabilities of the Partnership:

(a)	The effect of the contribution by Teck of $125 million to the Partnership and a payment of this amount to the Corporation results in an effective disposal of 5% of the Corporation’s partnership assets for proceeds of $125 million. This results in a gain to the Corporation of $79.5 million.

The resultant book value of the assets and liabilities contributed to the Partnership by both partners are different from their economic interest in the Partnership. These adjustments are required to adjust the financial statements of the Corporation to reflect the contribution of Teck’s Elkview mine to the Partnership and the Corporation’s disposal of its economic interest resulting in a 65% interest in the Partnership.

(b)	The amounts elected for tax purposes for the assets contributed by each of the Corporation and Teck are disproportionate to their interests in the Partnership. As a result, fewer future taxes are required by the Corporation to provide for the differences between the balance sheet of the Corporation on an accounting basis and the balance sheet on a tax basis. The effect is to decrease future income taxes and to decrease fixed assets by $12.3 million.

(c)	As a result of the Corporation and Teck contributing assets to the Partnership in return for a proportionate share of all of the net assets and income in the Partnership, income statement items are changed to reflect the Partnership interest.

(d)	As a result of the working capital adjustment for the Luscar Contributed Assets, the Partnership assumed working capital with a book value of $52 million for a cash payment of $29 million. The cash payment was made through funds drawn down under the Partnership credit facility. Interest expense of $1.0 million was recorded on the Partnership income statement at September 30, 2002 and the tax effect of the additional interest at 38% is $0.4 million. For December 31, 2001, interest of expense of $1.3 million was recorded with a tax effect of $0.5 million.

(e)	The contribution of assets into the Partnership results in the following changes to the tax provision: September 30, 2002 increase in current expense of $0.3 million and decrease in future expense of $5.1 million; and for December 31, 2001, a decrease to current expense of $0.4 million and increase to future expense of $3.1 million.

4.  Pro Forma Assumptions and Adjustments

The pro forma consolidated balance sheet gives effect to the Arrangement as at September 30, 2002. The pro forma consolidated statements of income and pro forma consolidated statements of distributable cash for the year ended December 31, 2001 give effect to the Arrangement as at January 1, 2001, and for the period ended September 30, 2002 give effect to the Arrangement as at January 1, 2002.

The accounting policies of the Corporation are in accordance with those disclosed in the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001 and the unaudited consolidated financial statements of the Corporation for the nine months ended September 30, 2002.

The pro forma statements give effect to the following assumptions and adjustments:

(a)	The Arrangement has been approved, all conditions to the Arrangement have been satisfied or waived, the units have been accepted for listing on the Toronto Stock Exchange and the New York Stock Exchange and Shareholders have exchanged their common shares for units and cash, such that 11 million units are redeemed for $375 million. Of this amount, $26.4 million is charged to share capital based on average carrying values and $348.6 million is charged to retained earnings.

(b)	Costs to the Corporation relating to the Arrangement and the unsolicited offer by Sherritt Coal Acquisition Inc. made on October 25, 2002 for all of the outstanding common shares for $29.00 in cash per common share (the “Offer”) are estimated to be $35.0 million which has been accrued and charged to retained earnings. After considering the nature of the deductions, the effective tax rate is assumed to be 33% based on the prevailing federal and provincial rates. Therefore the tax effect of the

FORDING CANADIAN COAL TRUST

Notes to Unaudited Pro Forma Consolidated Financial Statements — (Continued)

September 30, 2002 and December 31, 2001

costs of the Arrangement and the Offer is assumed to be $11.6 million and the net cost $23.4 million. As part of the Arrangement, the Corporation will fund costs borne by Teck, Westshore, Teachers and Sherritt totalling $75.0 million.

(c)	The existing long-term debt has been refinanced for the same aggregate amount but at an interest rate that is estimated to be, on average, 0.7% per annum higher, resulting in an additional interest expense of $1.0 million for the year ended December 31, 2001 and $0.7 million for the nine months ended September 30, 2002. This is based on an average of the long-term debt balance of each period. The tax effect of the additional interest expense at 38% is $0.4 million for the year or $0.3 million for the nine month period.

(d)	The Corporation will borrow an additional $200 million to fund a portion of its share of the cash component of the Arrangement ($20 million), to fund the Corporation’s costs related to the Arrangement and the Offer ($35 million), to fund the costs of the Arrangement to be borne on behalf of Teck, Westshore, Teachers and Sherritt ($75 million) and to pay two special distributions ($70 million). The special distributions are charged to retained earnings in respect of existing shareholders ($60.5 million) and to share capital for new shares issued ($9.5 million). The $200 million funding requirement related to the Arrangement will be drawn under a committed bank credit facility.

(e)	Interest charges on the additional long-term debt have been accrued at 4.6% per annum and are $9.2 million per annum or $6.9 million for the nine months. The tax effect of the additional interest at 38% is $3.5 million per annum or $2.6 million for the nine months.

(f)	The additional costs associated with operating the Fund are estimated to be $2.0 million per annum, or $1.5 million for the nine months ended September 30, 2002.

(g)	As a result of the recapitalization of the Corporation, the remaining current Canadian taxes are the Large Corporations Tax and provincial tax due to the effect of the resource allowance.

(h)	As a result of the Arrangement, the Corporation estimates that 75,000 common shares will be purchased and cancelled at $35 per common share from small non-board lot registered holders of 20 common shares or less, who do not elect to maintain such interest, for total consideration of $2.6 million which is allocated to share capital for $0.2 million and retained earnings for $2.4 million. This redemption is an addition to that redemption described in note 4(a).

(i)	As a result of the Arrangement, the monetary value of classes of shareholders’ equity has been assigned as the monetary value of the newly created units after the reduction of the number of units outstanding due to the cash component of the conversion and the redemption of shares in note 4(h).

(j)	Diluted cash flow and earnings per unit are calculated using the assumption that one stock option to purchase one common share is exchanged for one option to purchase one unit. It also assumes that the dilutive effect of the stock options and other dilutive instruments, as calculated by the treasury stock method, is unchanged as a result of this exchange.

5.  Reserve

Actual distributions will be a function of actual distributable cash and the reserves, if any, established by the Partnership and Fording. The Partnership, with the approval of both Teck and Fording, will establish reserves annually. It is not currently anticipated that material reserves will be established in 2003.

APPENDIX H —

LUSCAR MINE AND LINE CREEK MINE FINANCIAL STATEMENTS

Divisional Financial Statements of

LUSCAR MINE AND LINE CREEK MINE

(Joint Venture Mining Operations of Luscar Ltd. and
CONSOL of Canada Inc./CONSOL Energy Canada Ltd.)

For the Nine Months Ended September 30, 2002 and 2001 (unaudited)

and the Years Ended December 31, 2001, 2000 and 1999 (audited)

AUDITORS’ REPORT

To the Directors of

LUSCAR LTD.

      We have audited the balance sheet of Luscar Mine and Line Creek Mine, joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (collectively a joint venture division of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. — referred to as the “Division”) as at December 31, 2001 and the statements of earnings, owners’ equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Luscar Ltd. as the operator of the mines. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

      As discussed in Note 1, the Division is comprised of certain joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Ltd. and has no separate legal status or existence.

(signed) Deloitte & Touche LLP

Chartered Accountants

Edmonton, Alberta

February 28, 2002

(except for Note 12 which is as at January 23, 2003)

AUDITORS’ REPORT

To the Directors of

LUSCAR LTD.

      We have audited the balance sheets of Luscar Mine and Line Creek Mine, joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (collectively a joint venture division of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. — referred to as the “Division”) as at December 31, 2000 and 1999 and the statements of earnings, owners’ equity and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the management of Luscar Ltd. as the operator of the mines. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

      As disclosed in Note 1, the Division is comprised of certain joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Ltd. and has no separate legal status or existence.

Edmonton, Canada	(signed) Ernst & Young LLP

February 5, 2001	Chartered Accountants

Page

Balance Sheets	H-5
Statements of Earnings	H-6
Statements of Owners’ Equity	H-7
Statements of Cash Flows	H-8
Notes to Financial Statements	H-9-16

LUSCAR MINE AND LINE CREEK MINE

(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./CONSOL ENERGY CANADA LTD.)
BALANCE SHEETS
(See Basis of Presentation — Note 1)

		December 31,
	September 30,
	2002	2001	2000
	$	$	$

	(unaudited)

	($ in thousands)
ASSETS
Current
Cash and cash equivalents	—	4	5
Accounts receivable	19,525	33,299	24,961
Inventories (Note 3)	41,439	42,523	44,315
Overburden removal costs	46,860	41,742	45,949
Current portion of note receivable	160	—	—
Other prepaid expenses	1,105	163	136

	109,089	117,731	115,366
Investment in Neptune Bulk Terminals (Canada) Ltd. (Note 4)	1,770	1,770	1,770
Note receivable (Note 5)	1,413	—	—
Capital assets (Note 6)	132,117	140,594	146,915

	244,389	260,095	264,051

LIABILITIES
Current
Bank overdraft	5,129	566	19
Accounts payable and accrued charges	8,042	26,057	24,102
Current portion of capital lease obligations (Note 7)	1,762	1,673	1,611
Current portion of accrued reclamation	428	535	927

	15,361	28,831	26,659
Capital lease obligations (Note 7)	3,453	4,639	6,312
Accrued reclamation	21,648	19,759	15,875
Accrued pension benefit obligation (Note 8)	1,831	1,222	313

	42,293	54,451	49,159
Commitments (Note 7)
OWNERS’ EQUITY	202,096	205,644	214,892

	244,389	260,095	264,051

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE

(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./ CONSOL ENERGY CANADA LTD.)
STATEMENTS OF EARNINGS

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999
	$	$	$	$	$

	(unaudited)	(unaudited)

	($ in thousands)
Revenues	248,045	272,362	354,686	279,334	310,854
Cost of sales	224,485	243,751	314,080	259,861	280,627
Write down of mining properties (Note 6)	—	—	—	—	5,544
Depreciation and amortization	11,181	13,020	17,086	19,652	19,952
General and administration (Note 10)	1,821	1,472	1,949	2,197	2,240
Other	746	52	(609)	—	—

Net earnings (loss) before income taxes	9,812	14,067	22,180	(2,376)	2,491
Provision for (recovery of) income taxes (Notes 2 and 9)	4,951	7,010	9,502	(203)	2,917

Net earnings (loss)	4,861	7,057	12,678	(2,173)	(426)

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE

(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./ CONSOL ENERGY CANADA LTD.)
STATEMENTS OF OWNERS’ EQUITY

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999
	$	$	$	$	$

	(unaudited)	(unaudited)

	($ in thousands)
Balance at the beginning of the period	205,644	214,892	214,892	208,085	231,747
Net earnings (loss)	4,861	7,057	12,678	(2,173)	(426)
Advances from (to) owners	(13,360)	(20,500)	(31,428)	9,183	(26,153)
Income tax liability assumed by owners (Notes 2 and 9)	4,951	7,010	9,502	(203)	2,917

Balance at the end of the period	202,096	208,459	205,644	214,892	208,085

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE

(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./ CONSOL ENERGY CANADA LTD.)
STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999
	$	$	$	$	$

	(unaudited)	(unaudited)

	($ in thousands)
OPERATING ACTIVITIES (Note 1)
Net earnings (loss)	4,861	7,057	12,678	(2,173)	(426)
Provision for income taxes	4,951	7,010	9,502	(203)	2,917
Depreciation and amortization	11,181	13,020	17,086	19,652	19,952
Loss (gain) on sale of assets	—	13	13	90	(46)
Deferred reclamation costs	1,782	1,836	3,492	2,821	1,134
Accrued pension expense	609	667	909	313	—
Write-down of mining properties	—	—	—	—	5,544

	23,384	29,603	43,680	20,500	29,075
Net change in non-cash working capital balances related to operations	(9,217)	(824)	(411)	(671)	8,083

	14,167	28,779	43,269	19,829	37,158

FINANCING ACTIVITIES
Repayment of capital lease obligations	(1,097)	(1,077)	(1,611)	(1,614)	(1,226)
Advances from (to) owners	(13,360)	(20,500)	(31,428)	9,183	(26,153)

	(14,457)	(21,577)	(33,039)	7,569	(27,379)

INVESTING ACTIVITIES
Capital assets	(2,872)	(10,151)	(10,797)	(26,463)	(9,597)
Issue of note receivable	(1,600)	—	—	—	—
Payments received on note receivable	27	—	—	—	—
Proceeds on disposal of capital assets	168	—	19	52	53

	(4,277)	(10,151)	(10,778)	(26,411)	(9,544)

(Decrease) increase in cash position	(4,567)	(2,949)	(548)	987	235
Cash position, beginning of period	(562)	(14)	(14)	(1,001)	(1,236)

Cash position, end of period	(5,129)	(2,963)	(562)	(14)	(1,001)

Cash position consists of:
Cash and cash equivalents	—	3	4	5	3
Bank overdraft	(5,129)	(2,966)	(566)	(19)	(1,004)

	(5,129)	(2,963)	(562)	(14)	(1,001)

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE

(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

1.  BASIS OF PRESENTATION

The Luscar Mine and Line Creek Mine produce metallurgical and thermal coal for sale to foreign and domestic customers. The mines are operated as joint ventures between Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (the “owners”). Luscar Ltd. is the operator of both mines on behalf of the owners.

These financial statements have been prepared solely for inclusion in the third supplement dated January 27, 2003 to Fording Inc.’s management information circular in connection with the plan of arrangement providing for the creation of the Fording Coal Partnership. They have been prepared from the historical financial information recorded in the financial records of Luscar Ltd. as operator of the joint ventures to present the mining operations of the Luscar Mine and Line Creek Mine as though they were carried on by a separate legal entity. These financial statements represent the joint venture mining operations of the owners for the Luscar Mine and Line Creek Mine and include the owners’ investments in common shares of Neptune Bulk Terminals (Canada) Ltd. and the costs associated with the potential development of the Cheviot mine project (collectively, the “Division”). Accordingly, there is no share capital or retained earnings in the Division’s accounts. Owners’ equity represents the capital employed in the Division in the form of investments and advances by the owners of the Division.

These financial statements include the assets, liabilities, revenues and expenses of the Luscar Mine, the Line Creek Mine, and the Cheviot mine project and do not include the other assets, liabilities and operating results of the owners including adjustments to the carrying value of mining properties arising from the owners’ acquisitions of their respective ownership interests. Furthermore, the assets, liabilities, revenues and expenses of Neptune Bulk Terminals (Canada) Ltd. are not included in these financial statements since the owners’ interest therein is accounted for under the equity method. Since Luscar Ltd. is the operator of the mines on behalf of the owners, the significant accounting policies adopted in these divisional financial statements are those of Luscar Ltd.

The Division has relied upon the owners for ongoing financial support and accordingly, these divisional financial statements are not necessarily indicative of the results of operations, cash flows or financial position had the Division operated as an independent entity as at or for the dates and periods presented. The owners have allocated corporate general and administrative costs to the Division based on an estimate of the services provided. In addition, income taxes have been provided for in the statement of earnings based on statutory taxation rates in effect during each period. Otherwise, no charges for interest, foreign exchange gains or losses, or other costs incurred by the owners have been allocated to the Division.

The information presented as at and for the interim periods ended September 30, 2002 and 2001 is unaudited. These unaudited financial statements reflect all adjustments that are, in the opinion of Luscar Ltd. management, necessary to a fair statement of the results for the interim periods presented.

2.  SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management using Canadian generally accepted accounting principles consistently applied within the framework of the accounting policies described below. As described in Note 1, these significant accounting polices are those of Luscar Ltd. as the operator of the mines and may be materially different than those applied by CONSOL of Canada Inc./CONSOL Energy Canada Ltd. The policy for accounting for income taxes described below differs from that used in the preparation of the financial statements of Luscar Ltd.

        Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

In particular, the amounts recorded for depreciation and amortization of mining properties, and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. These estimates, and those related to the cash flows used to assess impairment of capital assets, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which, in management’s opinion, are within reasonable limits of materiality.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

        Inventories

Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labor, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

Mine supplies are recorded at the lower of average cost and replacement cost.

        Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

Mining properties	3-40 years
Plant, buildings and equipment	3-40 years

Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines and properties under development. Mine development costs incurred to access reserves on producing mines are capitalized as incurred.

Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized in mining properties until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

        Overburden removal costs

Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets.

        Investment in Neptune Bulk Terminals (Canada) Ltd.

The investment in common shares of Neptune Bulk Terminals (Canada) Ltd. is recorded using the equity method whereby the owners’ original investment is increased or decreased by their share of undistributed net income or loss since acquisition.

        Reclamation

Estimated future expenditures for reclamation, site restoration and mine closure are charged to earnings on a unit of production basis over the expected life of each mine’s reserves. Amounts charged to earnings but not yet paid are included in accrued reclamation costs. Reclamation expenditures are included in current liabilities to the extent they are planned within the next year.

        Foreign currency translation

Monetary assets and monetary liabilities denominated in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currency are translated into Canadian dollars at actual rates of exchange in effect at the time of such transactions. Translation gains or losses are included in the determination of annual earnings.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

        Employee benefit plans

The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

Luscar Ltd. uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management’s best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

Transitional assets which arose from the prospective application of accounting policies for post employment benefits effective January 1, 2000 are being amortized on a straight-line basis:

•	In the case of active defined benefit pension plans, over the average remaining service period of active employees; and

•	In the case of inactive defined benefit pension plans, over the average remaining life expectancy of the plan members.

        Financial instruments

The carrying values of the mines’ financial instruments approximate their fair values unless otherwise disclosed.

        Credit Risk

The mines are exposed in their normal course of business to credit risk from customers. Accounts receivable are generally insured under government export development programs or secured by letters of credit.

        Foreign Currency Risk

The entity is exposed in its normal course of business on sales to customers denominated in U. S. dollars. Any hedging activities undertaken to manage the risk associated with the foreign currency risk are undertaken by the owners and are therefore not reflected in these financial statements.

        Revenue recognition

Revenue is recognized when title to the coal passes to the customer. For coal sales to domestic customers, this generally occurs when the coal is loaded at the mine. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations.

        Cash and cash equivalents

Cash and cash equivalents include cash on hand, in banks less bank indebtedness, which is secured (representing an operating line of credit) plus all highly liquid short-term securities with original maturities of three months or less.

        Income taxes

Income taxes are provided for in the statements of earnings based upon taxation rates in effect during each period. Income taxes are the liability of the individual owners and accordingly are shown as a liability assessed to the owners in the computation of owners’ equity. It is not possible to distinguish between mines for all the tax pool balances that go into the determination of future income tax liabilities. As a result, future income tax liabilities are not included in these financial statements. Similarly, the amount of current as opposed to future income taxes is dependent upon the tax position of the respective owners as a whole and cannot be determined for the Luscar Mine and Line Creek Mine in isolation.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

3.  INVENTORIES

		As at
	As at	December 31
	September 30
	2002	2001	2000
	$	$	$

	(unaudited)

	($ in thousands)
Coal	30,723	33,243	36,360
Mine supplies	10,716	9,280	7,955

	41,439	42,523	44,315

4.  INVESTMENT IN NEPTUNE BULK TERMINALS (CANADA) LTD.

The owners’ investment in common shares of Neptune Bulk Terminals (Canada) Ltd. represents approximately 46.4% of the outstanding common shares of the company. The company is operated on a cost of service basis whereby each of the owners of the company is charged its proportionate share of the costs of the terminal facility. The Division’s share of such costs is recorded in cost of goods sold for each period. Since there has not been any undistributed net income or loss since the owners’ investment in the company, the investment balance represents the owners’ original cost to acquire the shares.

5.  NOTE RECEIVABLE

The note is receivable in equal monthly instalments of $13,333 plus interest at bank prime rate plus 2.5% as part of a long-term coal supply agreement.

6.  CAPITAL ASSETS

	As at September 30, 2002

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

	(unaudited)
	($ in thousands)
Plant, buildings and equipment	267,345	174,881	92,464
Equipment under capital lease	11,624	6,130	5,494
Mining properties	120,133	85,974	34,159

	399,102	266,985	132,117

	As at December 31, 2001

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

	($ in thousands)
Plant, buildings and equipment	269,296	169,687	99,609
Equipment under capital lease	11,624	5,049	6,575
Mining properties	118,713	84,303	34,410

	399,633	259,039	140,594

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

6.  CAPITAL ASSETS (continued)

	As at December 31, 2000

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

	($ in thousands)
Plant, buildings and equipment	260,130	156,349	103,781
Equipment under capital lease	11,624	3,607	8,017
Mining properties	117,293	82,176	35,117

	389,047	242,132	146,915

As at December 31, 1999, Luscar Ltd. management reviewed the carrying value of its mining properties. Management determined, based on projected undiscounted cash flows that reductions in export coal prices had impaired the carrying value of certain of these assets. The carrying values of these assets were reduced by $5,544.

7.  CAPITAL LEASE OBLIGATIONS

Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest. As at September 30, 2002 scheduled repayments are as follows:

($ in thousands)

Three months ending December 31, 2002	515
Year ending December 31, 2003	2,060
Year ending December 31, 2004	2,419
Year ending December 31, 2005	570
Year ending December 31, 2006	—

5,564
Less interest included therein	(349)

Total capital lease obligations	5,215
Less current portion	(1,762)

Long-term capital lease obligations	3,453

8.  EMPLOYEE FUTURE BENEFITS

The owners sponsor defined benefit and defined contribution pension arrangements covering substantially all of the mines’ employees. The majority of the employees are members of defined contribution plans; however, unionized employees at one of the mines are members of an active defined benefit pension plan. The owners use actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. The Division has no other retirement or post-employment benefits.

The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2001 and 2000.

Expected long-term rate of return on plan assets	7.00%
Discount rate on pension obligations	7.00%
Rate of compensation increases	3.50-4.50%
Average remaining service period of active employees	12-15 years

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

8.  EMPLOYEE FUTURE BENEFITS (continued)

The Division’s net pension plan expense, determined under the accounting policy applied prospectively from January 1, 2000 is as follows:

	Nine months
	ended		Year Ended
	September 30		December 31

	2002	2001	2001	2000
	$	$	$	$

	(unaudited)

	($ in thousands)
Current service cost — defined benefit	1,008	965	1,286	1,370
— defined contribution	1,076	1,131	1,505	1,740
Interest cost	1,532	1,464	1,952	1,751
Expected return on plan assets	(1,718)	(1,601)	(2,134)	(1,924)
Amortization of net transitional obligation	(194)	(161)	(214)	(214)
(Decrease) increase in valuation allowance at end of year	(19)	—	19	—

Net pension plan expense	1,685	1,798	2,414	2,723

Information about the Division’s defined pension benefit plans, in aggregate, is as follows:

	2001	2000
	$	$

	($ in thousands)
Accrued benefit obligation
Balance, beginning of year	26,707	23,712
Current service costs	1,286	1,370
Interest cost	1,952	1,751
Benefits paid	(222)	(126)
Actuarial gain	(1,709)	—

Balance, end of year	28,014	26,707

Plan assets
Fair value, beginning of year	30,587	27,557
Actual return on plan assets	157	3,156
Employer contributions	—	—
Benefits paid	(222)	(126)

Fair value, end of year	30,522	30,587

Funded status — surplus	2,508	3,880
Unamortized net actuarial gains	(964)	(1,232)
Unamortized net transitional asset	(2,747)	(2,961)

Accrued pension benefit obligation	(1,203)	(313)
Valuation allowance	(19)	—

Net accrued pension benefit obligation	(1,222)	(313)

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

9.  INCOME TAXES

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

	Nine months ended
	September 30		Year ended December 31

	2002	2001	2001	2000	1999
	$	$	$	$	$

	(unaudited)

	($ in thousands)
Expected income tax expense at Canadian statutory tax rates	4,086	5,916	9,383	(1,235)	861
Non-deductible crown charges	2,477	3,383	3,225	908	2,988
Resource allowance	(1,643)	(2,328)	(3,157)	71	(971)
Other non-deductible charges	31	39	51	53	39

Income tax expense	4,951	7,010	9,502	(203)	2,917

10. RELATED PARTY TRANSACTIONS

The mines pay fees to Luscar Ltd. for marketing and administration based on product tonnage and periodically purchase supplies inventories and fixed assets at carrying value from other Luscar Ltd. mine sites. The mines also contract technical services from CONSOL. Total payments to the owners and their affiliates for the periods below were as follows:

($ in thousands)

September 30, 2002 (unaudited)	$3,075
December 31, 2001	2,148
December 31, 2000	25,564
December 31, 1999	2,328

The mines also periodically provide supplies inventories and fixed assets at carrying value to other Luscar Ltd. mine sites. Total payments received from the owners and their affiliates for the periods below were as follows:

($ in thousands)

September 30, 2002 (unaudited)	$138
December 31, 2001	82
December 31, 2000	116
December 31, 1999	99

Amounts receivable from and due to the mines’ owners and their affiliates are as follows:

	Due to	Due from
	($ in thousands)	($ in thousands)

As at September 30, 2002 (unaudited)	$187	$8
As at December 31, 2001	114	57
As at December 31, 2000	1	77
As at December 31, 1999	—	51

11. STATEMENTS OF CASH FLOWS

The owners do not allocate interest on debt to the Division and the Division does not have any separate legal existence for purposes of remitting income taxes. Accordingly, amounts included in these financial statements for taxes represent allocations only and are included as a separate element of the changes in owners’ equity.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada Inc./
CONSOL Energy Canada Ltd.)

Notes to Financial Statements — (Continued)

For the Nine Months Ended September 30, 2002 and 2001(unaudited)
And the Years Ended December 31, 2001, 2000 and 1999 (audited)

12. SUBSEQUENT EVENT

On January 12, 2003, Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. agreed to transfer the ownership of the Luscar Mine and Line Creek Mine joint venture divisions through a series of transactions into the Fording Coal Partnership under a plan of arrangement. The completion of the transaction is subject to regulatory approval and the approval of the shareholders of Fording Inc. at a special meeting of shareholders scheduled for February 19, 2003.

APPENDIX I —

FORDING INC. PRAIRIE OPERATIONS FINANCIAL STATEMENTS

Prairie Operations

(An Operating Segment of Fording Inc.)

Financial Statements

For the Nine Months ended

September 30, 2002 and 2001 (unaudited) and the
Years ended December 31, 2001, 2000 and 1999 (audited)
(millions of Canadian dollars)

AUDITORS’ REPORT

January 18, 2002

To the Directors of

FORDING INC.

      We have audited the balance sheets of the Prairie Operations (an operating segment of Fording Inc.) as at December 31, 2001 and 2000 and the statements of income and owners’ equity and cash flows for the three years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the management of Fording Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Prairie Operations as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the three years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

Prairie Operations

(An Operating Segment of Fording Inc.)

Balance Sheets

(millions of Canadian dollars)

	September 30,	December 31,	December 31,
	2002	2001	2000

	(unaudited)
Assets
Current assets
Accounts receivable	$5.7	$4.1	$9.7
Inventory	0.6	0.7	4.1
Prepaid expenses	—	—	0.1

	6.3	4.8	13.9
Capital assets (note 3)	94.9	91.1	112.0
Pensions and other post-retirement benefits	0.6	2.4	2.9

	$101.8	$98.3	$128.8

Liabilities
Current liabilities
Bank indebtedness	$—	$—	$0.1
Accounts payable	0.4	1.1	2.2

	0.4	1.1	2.3

Owner’s Equity	101.4	97.2	126.5

	$101.8	$98.3	$128.8

The accompanying notes are an integral part of these financial statements

Prairie Operations

(An Operating Segment of Fording Inc.)

Statements of Income and Owner’s Equity

(millions of Canadian dollars)

	Nine months ended
	September 30,		Years ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Revenues	$49.9	$65.4	$80.2	$84.7	$84.7

Expenses
Cost of sales	16.8	27.2	32.6	36.9	36.2
Selling, general and administrative	—	—	—	0.6	—
Depreciation and depletion	5.2	5.9	7.4	8.8	10.7

	22.0	33.1	$40.0	46.3	46.9

Income from operations	27.9	32.3	40.2	38.4	37.8
Provision for income tax (note 5)	9.8	12.1	15.1	14.5	14.2

Net income	$18.1	$20.2	$25.1	$23.9	$23.6

Owner’s Equity — Beginning of period	$97.2	$126.5	$126.5	$130.3	$131.2
Net earnings	18.1	20.2	25.1	23.9	23.6
Advances to owner	(23.7)	(52.8)	(69.5)	(42.2)	(38.7)
Income tax liability assumed by owner	9.8	12.1	15.1	14.5	14.2

Owner’s Equity — End of period	$101.4	$106.0	$97.2	$126.5	$130.3

      The accompanying notes are an integral part of these financial statements

Prairie Operations

(An Operating Segment of Fording Inc.)

Statements of Cash Flows

(millions of Canadian dollars)

	Nine months ended
	September 30,		Years ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Operating activities
Net income for the period	$18.1	$20.2	$25.1	$23.9	$23.6
Depreciation and depletion	5.2	5.9	7.4	8.8	10.7
Provision for income tax	9.8	12.1	15.1	14.5	14.2
(Gain) loss on sale of assets	(0.1)	(0.5)	(0.6)	—	(0.1)
Employee future benefits provision	1.8	0.4	0.5	4.5	(0.1)

Cash flow	34.8	38.1	47.5	51.7	48.3
Change in non-cash working capital items	(2.2)	(1.0)	8.0	(4.2)	(0.4)

Cash from operations	32.6	37.1	55.5	47.5	47.9

Financing activities
Advances to owners	(23.7)	(52.8)	(69.5)	(42.2)	(38.7)
Investing activities
Additions to capital assets	(9.1)	(3.5)	(5.2)	(5.3)	(10.2)
Proceeds on disposal of capital assets	0.2	19.3	19.3	0.2	0.6
Other	—	(0.1)	—	—	—

	(8.9)	15.7	14.1	(5.1)	(9.6)

Increase (decrease) in cash position	—	—	0.1	0.2	(0.4)
(Bank indebtedness) and Cash — Beginning of period	—	(0.1)	(0.1)	(0.3)	0.1

(Bank indebtedness) and Cash — End of period	$—	$(0.1)	$—	$(0.1)	$(0.3)

      The accompanying notes are an integral part of these financial statements

Prairie Operations

(An Operating Segment of Fording Inc.)

Notes to Financial Statements

For the Nine Months ended September 30, 2002 and 2001 (unaudited) and the Years ended December 31, 2001, 2000 and 1999 (audited)

1	Organization and Operations

The Prairie Operations are an operating segment of Fording Inc. The Prairie Operations primarily mine thermal coal for mine-mouth power plants from two mines at Genesee and Whitewood, both of which are located in Central Alberta. The Prairie Operations also collect royalties from third party mining of mineral reserves at locations throughout the Prairie provinces and were under contract to remove overburden for an oil-sand project at Mildred Lake, Alberta, for which the contract expired in the third quarter of 2001.

The Company was awarded a five-year contract to operate the Highvale and Whitewood mines for TransAlta Corporation, effective January 1, 2003. Fording has operated the 3 million tonne per year Whitewood mine since 1986, while the Highvale mine is a new operation for the Company that supplies the Keephills and Sundance power stations with approximately 12 million tonnes of coal annually. Mobilization costs associated with the new contract will be recovered under the provisions of the contract. Mobilization costs of $0.5 million were incurred as at December 31, 2002.

2	Summary of significant accounting policies

        Principles of consolidation

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Certain of the mining activities are conducted on a joint venture basis. The financial statements reflect the Company’s proportionate interest in such ventures.

        Capital assets

Land, buildings and equipment are recorded at cost. Buildings are depreciated on the straight-line basis over their useful lives and equipment is depreciated on the straight-line basis over their useful lives, based on the number of hours in operation.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase.

Mineral properties and development are depleted over their estimated life on the unit-of-production basis. Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are deferred and depleted on a unit-of-production basis over their reserve life.

        Revenue recognition

Revenues primarily consist of contracted services, return on investment and royalties. Revenues are recorded when the services required by the underlying contract are provided or the mineral reserve is mined. Return on investment and royalties are recognized when earned.

        Employee future benefits

The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method. For defined benefit plans, employee future benefit expense is amortized over the expected average remaining service lives of the employees covered by the various plans. For defined contribution plans, pension costs equal plan contributions made during the year. The cost of post retirement benefits other than pension, are recognized on an accrual basis over the remaining service life of employees.

        Management estimates

The financial statements include certain management estimates that may require accounting adjustments based on future occurrences. Actual results could differ from those estimates.

        Income taxes

Income taxes are provided for in the statements of income based upon taxation rates in effect during each period. Income taxes are the liability of Fording Inc. as a whole and it is not possible to distinguish between mines for all the tax pool balances which go into the determination of the future income tax liability. As a result, future income tax liabilities are not included in these financial

Prairie Operations
(An Operating Segment of Fording Inc.)

Notes to Financial Statements — (Continued)

For the Nine Months ended September 30, 2002 and 2001 (unaudited) and the Years ended December 31, 2001, 2000 and 1999 (audited)

statements. Similarly, the amount of current as opposed to future income taxes is dependent upon the tax position of Fording Inc. as a whole and cannot be determined for the Prairie Operations in isolation. The tax provision for these financial statements is an allocation based on income before income taxes and includes both a current and future tax component.

        Financial instruments

The carrying values of the Prairie Operations’ financial instruments which consist of cash and cash equivalents, accounts receivable, bank overdrafts and accounts payable, approximate their fair values.

3	Capital assets

	As at September 30, 2002

		Accumulated
	Cost	amortization	Net

	(millions of Canadian dollars)

	(unaudited)
Land, buildings and equipment	$117.3	$44.3	$73.0
Mineral properties and development	24.6	2.7	21.9

	$141.9	$47.0	$94.9

	As at December 31, 2001

		Accumulated
	Cost	amortization	Net

	(millions of Canadian dollars)
Land, buildings and equipment	$102.7	$38.0	$64.7
Mineral properties and development	31.3	4.9	26.4

	$134.0	$42.9	$91.1

	As at December 31, 2000

		Accumulated
	Cost	amortization	Net

	(millions of Canadian dollars)
Land, buildings and equipment	$159.7	$69.6	$90.1
Mineral properties and development	24.1	2.2	21.9

	$183.8	$71.8	$112.0

4	Related party transactions

The Prairie Operations are charged a fee from Fording Inc. for management, administration, information systems and other specific services. Total payments to Fording Inc. were as follows:

(millions of Canadian dollars)
September 30, 2002 (unaudited)	$0.7
December 31, 2001	1.4
December 31, 2000	1.0
December 31, 1999	1.1

At the completion of the Mildred Lake operation in the third quarter of 2001, the capital assets were either sold to third parties or redeployed to other Fording operations. Asset transfers to other Fording sites were recorded at net book value and total proceeds on these transfers was $13.9 million in 2001.

Prairie Operations
(An Operating Segment of Fording Inc.)

Notes to Financial Statements — (Continued)

For the Nine Months ended September 30, 2002 and 2001 (unaudited) and the Years ended December 31, 2001, 2000 and 1999 (audited)

5	Income taxes

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

	Nine months ended
	September 30,		Years ended December 31,

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)

	(millions of Canadian dollars)
Expected income tax expense at Canadian statutory tax rates	$11.9	$14.6	$18.2	$17.5	$17.2
Decrease in taxes resulting from Resource Allowance	(2.1)	(2.5)	(3.1)	(3.0)	(3.0)

	$9.8	$12.1	$15.1	$14.5	$14.2

APPENDIX J —

FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

January 24, 2003

The Board of Directors

Fording Inc.
Suite 1000, Fording Place
205 Ninth Avenue, S.E.
Calgary, Alberta
T2G 0R4

To the Board:

      RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Fording Inc. (the “Company”), Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan Board (“OTPP”) and Sherritt International Corporation (“Sherritt”) have entered into an agreement (collectively, together with related documents included therein, the “New Combination Agreement”), dated January 12, 2003, to effect a series of transactions by way of a plan of arrangement (the “New Arrangement”) which provides for, among other things: (i) the Company to be converted into a newly-formed income trust and renamed the Fording Canadian Coal Trust (“FCCT”); (ii) the Company and Teck to combine the Company’s assets (other than its Prairie operations, Industrial Minerals operations and Mount Washington minesite) with the assets of Teck’s Elkview mine (the “Elkview Mine”) and certain other Teck assets into a general partnership (the “Fording Coal Partnership”) to be formed pursuant to a partnership agreement; (iii) certain metallurgical coal assets and port facilities jointly owned by Luscar Ltd. (“Luscar”), a wholly-owned subsidiary of Luscar Energy Partnership, a general partnership owned 50% by Sherritt and 50% by OTPP, and CONSOL Energy Inc. (“CONSOL”) to be contributed to the Fording Coal Partnership in consideration for 6.4 million units in FCCT (the “Units”) and an adjustment in respect of working capital; (iv) the Company’s Prairie operations to be sold to Sherritt Coal Partnership II (“SCPII”) (or an affiliated entity of OTPP and Sherritt), a general partnership between Sherritt and OTPP, for a cash payment of $225 million by SCPII, subject to adjustment for working capital; and (v) Teck and Westshore to each contribute $150 million in cash, OTPP to contribute $275 million in cash and Sherritt to contribute $100 million in cash to FCCT in connection with their respective subscriptions for Units. Under the New Arrangement, FCCT will borrow $25 million such that the aggregate available cash consideration, inclusive of: (i) the subscription for Units by each of Teck, Westshore, OTPP and Sherritt, (ii) a $125 million cash contribution to the Fording Coal Partnership by Teck, and (iii) SCPII’s $225 million cash payment in respect of its acquisition of the Company’s Prairies operations, will be $1.05 billion. As a result of the New Arrangement, FCCT will initially own 65.0% of the Fording Coal Partnership and Teck will initially own 35.0% of the Fording Coal Partnership after giving consideration to Teck’s $125 million cash contribution to the Fording Coal Partnership. Teck will be the managing partner of the Fording Coal Partnership and its interest will increase to an aggregate 40% interest if certain synergy levels and/or certain incremental increases to distributable cash from the Elkview Mine are achieved. Neither Teck’s nor the Company’s interest in the Fording Coal Partnership will be convertible or exchangeable into Units.

      The New Arrangement provides that each holder of common shares (the “Common Shares”) of the Company (the “Shareholders”) can elect to receive, subject to pro ration: (i) $35.00 in cash per Common Share (the “Cash Option”), (ii) one Unit per Common Share (the “Unit Option”), or (iii) a combination of cash and Units. The maximum cash amount available to Shareholders who elect the Cash Option will be

$1.05 billion and the maximum unit amount available to Shareholders who elect the Unit Option will be approximately 21.4 million Units (which includes the number of Units allocated to OTPP and assumes the exercise of options to purchase Common Shares). In addition to FCCT’s regular quarterly distributions, holders of Units (“Unitholders”) will also be entitled to receive a special distribution of $1.48 per Unit, payable in two equal instalments with each of the first two quarterly regular distributions made by FCCT to Unitholders of record at the end of each such quarter. RBC understands that OTPP will receive only Units in all events and is not subject to pro ration on the approximate 3.2 million Common Shares it currently holds. Immediately after giving effect to the New Arrangement, there will be approximately 47.1 million Units outstanding on a fully diluted basis that will be held as follows: (i) approximately 38.8% by Shareholders (excluding the Units to be issued to OTPP in respect of its existing holding of Common Shares); (ii) approximately 9.1% by Teck; (iii) approximately 9.1% by Westshore; (iv) approximately 23.4% by OTPP (including the Units to be issued to OTPP in respect of its existing holding of Common Shares); (v) approximately 6.1% by Sherritt; (vi) approximately 6.8% by Luscar; and (vii) approximately 6.8% by CONSOL. The terms of the New Arrangement will be more fully described in an information circular (collectively, together with related documents included therein, the “Circular”) to be mailed to Shareholders in connection with the New Arrangement.

      RBC further understands that Sherritt Coal Acquisition Inc. (“SCAI”), a wholly-owned subsidiary of SCPII, made an offer (the “First SCAI Offer”) to purchase all of the outstanding Common Shares of the Company on terms which are more fully described in a take-over bid circular dated October 25, 2002, which has been mailed to Shareholders. The terms of the First SCAI Offer were amended pursuant to a notice of variation (the “Second SCAI Offer”) and are more fully described in a take-over bid circular dated December 16, 2002, which has been mailed to Shareholders. The terms of the Second SCAI Offer were subsequently amended pursuant to a notice of variation (the “Third SCAI Offer”) and are more fully described in a take-over bid circular dated January 6, 2003, which has been mailed to Shareholders. Pursuant to the New Combination Agreement, SCAI withdrew the Third SCAI Offer on January 16, 2003.

      On November 20, 2002, the Company mailed an information circular to Shareholders describing a transaction whereby each Shareholder would receive $3.00 cash plus one unit of a newly-formed income trust (the “Conversion”). The Conversion was amended pursuant to a proposed transaction (the “Enhanced Arrangement”) involving the Company, Teck and Westshore whereby each Shareholder could elect to receive consideration consisting of cash, trust units or a combination of cash and trust units. The terms of the Enhanced Arrangement are more fully described in an information circular dated December 8, 2002, which has been mailed to Shareholders. The New Arrangement differs from and amends the Enhanced Arrangement.

      The Company has retained RBC to provide advice and assistance to the board of directors of the Company (the “Board”) in evaluating the New Arrangement, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the consideration under the New Arrangement, from a financial point of view, to Shareholders (the “Fairness Opinion”). RBC has not prepared a valuation of the Company, Teck, Luscar, FCCT, the Fording Coal Partnership or any of their respective securities or assets and the Fairness Opinion should not be construed as such.

Engagement

      The Company initially contacted RBC regarding a potential advisory assignment in July 2002, and RBC was formally engaged by the Company to advise the Board through an agreement between the Company and RBC (the “Engagement Agreement”) dated as of September 25, 2002. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent upon completion of the New Arrangement or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in

RBC CAPITAL MARKETS

the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada. Pursuant to the Engagement Agreement: (i) on November 4, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the First SCAI Offer was inadequate from a financial point of view to Shareholders other than SCAI and its affiliates; (ii) on November 17, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the Conversion was fair from a financial point of view to Shareholders; (iii) on December 7, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the Enhanced Arrangement was fair from a financial point of view to Shareholders; and (iv) on December 19, 2002, RBC delivered to the Board RBC’s opinion that the consideration under the Second SCAI Offer was inadequate from a financial point of view to Shareholders other than SCAI and its affiliates.

      RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, FCCT, Teck, Westshore, Sherritt, CONSOL or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, FCCT, Teck, Westshore, Sherritt, CONSOL, any of their respective associates or affiliates, or the New Arrangement, the Third SCAI Offer, the Second SCAI Offer, the Enhanced Arrangement, the Conversion or the First SCAI Offer.

Credentials of RBC Dominion Securities

      RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

      In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the New Combination Agreement;

2.	various drafts of the Circular (the “Draft Circular”);

3.	the take-over bid circular dated January 6, 2003 relating to the Third SCAI Offer;

4.	the Company’s directors’ circular dated December 22, 2002 recommending rejection of the Second SCAI Offer;

5.	the take-over bid circular dated December 16, 2002 relating to the Second SCAI Offer;

6.	the combination agreement between the Company, Teck and Westshore dated December 4, 2002 providing for the Enhanced Arrangement;

7.	the information circular dated December 8, 2002 describing the Enhanced Arrangement;

8.	the information circular dated November 20, 2002 describing the Conversion;

9.	the Company’s directors’ circular dated November 6, 2002 recommending rejection of the First SCAI Offer;

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10.	the take-over bid circular dated October 25, 2002 relating to the First SCAI Offer;

11.	audited financial statements of the Company for each of the five years ended December 31, 1997, 1998, 1999, 2000 and 2001;

12.	the unaudited interim reports of the Company for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

13.	the annual report of the Company for the year ended December 31, 2001;

14.	the annual review of the Company for the year ended December 31, 2000;

15.	the notice of annual meeting of shareholders and management information circular of the Company for the year ended December 31, 2001;

16.	the annual information form of the Company for the year ended December 31, 2001;

17.	audited financial statements of each of Teck Corporation and Cominco Ltd. for each of the three years ended December 31, 1998, 1999 and 2000;

18.	audited financial statements of Teck for each of the two years ended December 31, 2000 and 2001;

19.	the unaudited interim reports of Teck for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

20.	the annual report of Teck for the year ended December 31, 2001;

21.	the annual reports of each of Teck Corporation and Cominco Ltd. for each of the two years ended December 31, 1999 and 2000;

22.	the notice of annual meeting of shareholders and management information circular of Teck for the year ended December 31, 2001;

23.	the notice of special meeting and management proxy circular, dated June 14, 2001, with respect to the plan of arrangement involving Teck Corporation and Cominco Ltd.;

24.	the annual information form of Teck for the year ended December 31, 2001;

25.	the arrangement circular, dated August 3, 2001, pertaining to the reorganization of Canadian Pacific Limited into five separate publicly trading companies, one of which is the Company;

26.	financial projections under various scenarios for the Company prepared by management of the Company on a consolidated basis and segmented by mining operation for the five years ending December 31, 2003 through 2007 as well as the fourth quarter ending December 31, 2002;

27.	financial information of the Company prepared on a segmented basis by mining operation for the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 as well as for the nine months ended September 30, 2002;

28.	financial information for the Elkview Mine for the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 as well as for the nine months ended September 30, 2002;

29.	monthly Mine Manager’s Reports for the Elkview Mine for the two years ended December 31, 2000 and 2001 as well as for the nine months ended September 30, 2002;

30.	internal life of mine management budgets and operating plans of the Company segmented by mining operations;

31.	information regarding the fixed assets and mineral rights of Teck’s Bullmoose and Quintette mines;

32.	internal life of mine management budgets and operating plans for the Elkview Mine;

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33.	the Form 6-K of Luscar Coal Ltd. for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

34.	the Form 20-F of Luscar Coal Ltd. for the year ended December 31, 2001;

35.	the unaudited interim reports of Sherritt for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

36.	the annual report of Sherritt for the year ended December 31, 2001;

37.	the annual information form of Sherritt for the year ended December 31, 2001;

38.	the notice of annual meeting of shareholders and management information circular of Sherritt for the year ended 2001;

39.	the unaudited interim reports of Luscar Coal Income Fund for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

40.	the annual reports of Luscar Coal Income Fund for the three years ended December 31, 1998, 1999 and 2000;

41.	the annual information form of Luscar Coal Income Fund for the year ended December 31, 2000;

42.	the Luscar Coal Income Fund directors’ circular dated April 27, 2001 recommending acceptance of the Sherritt Coal Partnership offer;

43.	the Luscar Coal Income Fund directors’ circular dated March 16, 2001 recommending rejection of the Sherritt Coal Partnership offer;

44.	the Sherritt Coal Partnership take-over bid circular dated March 8, 2001 describing the offer to purchase Luscar Coal Income Fund;

45.	the unaudited interim reports of Manalta Coal Income Trust for the quarters ended March 31, 1998 and June 30, 1998;

46.	the annual report of Manalta Coal Income Trust for the year ended December 31, 1997;

47.	the annual information form of Manalta Coal Income Trust for the year ended December 31, 1997;

48.	the Manalta Coal Income Trust directors’ circular dated September 2, 1998 recommending acceptance of the Luscar Coal Income Fund offer;

49.	the Manalta Coal Income Trust directors’ circular dated August 6, 1998 recommending rejection of the Luscar Coal Income Fund offer;

50.	the Luscar Coal Income Fund take-over bid circular dated July 27, 1998 describing the offer to purchase Manalta Coal Income Trust;

51.	internal management budgets and operating plans for Luscar’s Cardinal River and Line Creek mines;

52.	discussions with senior management of each of the Company, Teck, Westshore, Sherritt and Luscar;

53.	discussions with the legal counsel of each of the Company, Teck, Westshore, Sherritt and OTPP;

54.	discussions with the Company’s tax counsel;

55.	discussions with the Company’s auditors;

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56.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

57.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

58.	public information regarding the North American and international coal industries;

59.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company and Teck, respectively, as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

60.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

      RBC has not, to the best of its knowledge, been denied access by the Company, Teck, Westshore, Sherritt, OTPP or Luscar to any information requested by RBC.

Assumptions and Limitations

      With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, Teck, Westshore, Sherritt, OTPP, Luscar and their respective consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

      Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the respective dates the Information was provided to RBC, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the New Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the New Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the respective dates of the Information provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

      Senior officers of Teck have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the information concerning the Elkview Mine (as defined in the New Combination Agreement) contained in the data room documents provided to the Company, and in all public disclosure documents of Teck (collectively, the “Transaction Information”), was, at the respective dates the Transaction Information was provided to RBC, and is at the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Elkview Mine or the New Arrangement and did not and does not omit to state a material fact in respect of the Elkview Mine or the New Arrangement necessary to make the Transaction Information or any statement contained therein not misleading in light of the circumstances under which the Transaction Information was made or provided or any statement was made; and that (ii) since the respective dates of the Transaction Information

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provided to RBC, except as disclosed in writing to RBC (and except as publicly disclosed by Westshore in relation to wind damage at the Westshore terminal), there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Elkview Mine and no material change has occurred in the Transaction Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

      In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the New Arrangement will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Company, Teck, Luscar, SCPII and their respective subsidiaries and affiliates and the New Arrangement is accurate in all material respects.

      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Teck, Luscar and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of each of the Company, Teck, Westshore, Sherritt and Luscar. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the New Arrangement.

      The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

      RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the New Arrangement.

Fairness Analysis

     Approach to Fairness

      In considering the fairness of the consideration under the New Arrangement from a financial point of view to Shareholders, RBC principally considered and relied upon: (i) a comparison of the consideration per Common Share offered under the New Arrangement to the results of a discounted cash flow analysis; (ii) a comparison of the multiples implied under the New Arrangement to an analysis of recent precedent transactions; (iii) a comparison of the consideration per Common Share offered under the New Arrangement to the recent trading levels of the Common Shares; (iv) a comparison of the consideration per Common Share offered under the New Arrangement to the consideration per Common Share offered under both the Enhanced Arrangement and the Third SCAI Offer; (v) an analysis of recent cash-on-cash yields for comparable income trusts; (vi) a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company, Teck and Luscar to the pro forma relative ownership of the Fording Coal Partnership by the Company and Teck assuming the New Arrangement is completed; and (vii) a comparison of the consideration offered under the New Arrangement to the potential financial impact of alternative reorganization structures involving the Company, including the Conversion.

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     Fairness Conclusion

      Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the New Arrangement is fair from a financial point of view to Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

Please direct all inquiries to:

66 Wellington Street West

TD Tower – Suite 5210
Toronto Dominion Centre
Toronto, Ontario M5K 1J3

Toll Free Number:

1-866-254-7864 English
1-866-258-7293 French

email: shareholder@gscorp.com

This Third Supplement can be viewed at

www.gsccanada.com or www.sedar.com

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